Filed pursuant to Rule 424(b)(3)

Registration No. 333-234123

PROSPECTUS

ONCOR ELECTRIC DELIVERY COMPANY LLC

Offers to Exchange

$500,000,000 aggregate principal amount of its 2.75% Senior Secured Notes due 2024, $300,000,000 aggregate principal amount of its 3.70% Senior Secured Notes due 2028, $500,000,000 aggregate principal amount of its 3.80% Senior Secured Notes due 2049 and $700,000,000 aggregate principal amount of its 3.10% Senior Secured Notes due 2049 (collectively, the exchange notes), each of which have been registered under the Securities Act of 1933, as amended (the Securities Act), for any and all of its outstanding 2.75% Senior Secured Notes due 2024, 3.70% Senior Secured Notes due 2028, 3.80% Senior Secured Notes due 2049 and 3.10% Senior Secured Notes due 2049, respectively (collectively, the outstanding notes and such transactions, the exchange offers)

We are conducting the exchange offers in order to provide you with an opportunity to exchange your unregistered outstanding notes for the exchange notes that have been registered under the Securities Act.

The Exchange Offers

•	We will exchange all unregistered outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of exchange notes that are registered under the Securities Act.

•	You may withdraw tenders of outstanding notes at any time prior to the expiration of the exchange offers.

•	The exchange offers expire at 5:00 p.m., New York City time, on November 15, 2019, unless extended. We do not currently intend to extend the expiration date.

•	The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes.

•

The terms of the exchange notes to be issued in the exchange offers are substantially identical to the outstanding notes of the respective series, except that the exchange notes will be registered under the Securities Act, do not have any transfer restrictions and do not have registration rights or additional interest provisions.

Results of the Exchange Offers

•

Except as prohibited by applicable law, the exchange notes may be sold in the over-the-counter market, in negotiated transactions or through a combination of such methods. There is no existing market for the exchange notes to be issued, and we do not plan to list the exchange notes on a national securities exchange or market.

•	We will not receive any proceeds from the exchange offers.

All untendered outstanding notes will remain outstanding and continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture governing the outstanding notes. In general, the outstanding notes may not be offered or sold, unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

Each broker-dealer that receives exchange notes for its own account in the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of those exchange notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the broker-dealer acquired such outstanding notes as a result of market-making or other trading activities.

We have agreed to keep effective the registration statement of which this prospectus is a part until the earlier of 90 days after the completion of the exchange offers or such time as broker-dealers no longer own any notes. See “Plan of Distribution.”

See “Risk Factors” beginning on page 12 for a discussion of certain risks that you should consider before participating in the exchange offers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the exchange notes to be distributed in the exchange offers or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 17, 2019.

You should rely only on the information included in this prospectus. We have not authorized anyone to provide you with additional or different information. The prospectus may be used only for the purposes for which it has been published, and no person has been authorized to give any information not contained herein. If you receive any other information, you should not rely on it. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business profile, financial condition, results of operations or prospects may have changed since that date. The representations and warranties contained in any agreement that we have filed as an exhibit to the registration statement of which this prospectus is a part or that we may publicly file in the future may contain representations and warranties made by and to the parties thereto as of specific dates. While we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in the registration statement of which this prospectus is a part not misleading, those representations and warranties may be subject to exceptions and qualifications contained in separate disclosure schedules; may represent the parties’ risk allocation in the particular transaction; or may be qualified by materiality standards that differ from what may be viewed as material for securities law purposes. No offer of these securities is being made in any jurisdiction where such offer is prohibited.

PROSPECTUS SUMMARY

This summary highlights selected information appearing elsewhere in this prospectus. This summary is not complete and does not contain all of the information that you should consider before participating in the exchange offers. You should carefully read the entire prospectus, including the section entitled “Risk Factors.” See the section entitled “Available Information”. Unless the context otherwise requires or as otherwise indicated, references in this prospectus to “Oncor,” “we,” “our” and “us” refer to Oncor Electric Delivery Company LLC and/or its consolidated subsidiaries as apparent in the context. References to “EFH Corp.” refer to Energy Future Holdings Corp., and/or its subsidiaries, depending on context. References to “Sempra” refer to our indirect majority owner, Sempra Energy and/or its subsidiaries, depending on context. On May 16, 2019, we completed the acquisition of InfraREIT and its subsidiary, InfraREIT Partners, which is sometimes referred to in this prospectus as the InfraREIT Acquisition. For your convenience, we have also provided a Glossary, beginning on page 162, of selected terms and abbreviations.

Our Business

We are a regulated electricity transmission and distribution company that provides the essential service of delivering electricity safely, reliably and economically to end-use consumers through our electrical systems, as well as providing transmission grid connections to merchant generation facilities and interconnections to other transmission grids in Texas. We are a direct, majority-owned subsidiary of Oncor Holdings, which is indirectly and wholly-owned by Sempra. Oncor Holdings owns 80.25% of our outstanding membership interests and Texas Transmission owns 19.75% of our outstanding membership interests. We are a limited liability company organized under the laws of the State of Delaware, formed in 2007 as the successor entity to Oncor Electric Delivery Company, a corporation formed under the laws of the State of Texas in 2001.

We operate the largest transmission and distribution system in Texas, delivering electricity to more than 3.6 million homes and businesses and operating more than 138,500 miles of transmission and distribution lines at June 30, 2019. We provide:

•	transmission services to electricity distribution companies, cooperatives and municipalities, and

•	distribution services to REPs that sell electricity to retail customers.

Our transmission and distribution rates are regulated by the PUCT and certain cities, and in certain instances, by the FERC. We are not a seller of electricity, nor do we purchase electricity for resale. The company is managed as an integrated business; consequently, there are no reportable segments.

Our transmission and distribution assets are located principally in the north-central, eastern, western and panhandle regions of Texas. This territory has an estimated population in excess of ten million and comprises over 110 counties and more than 400 incorporated municipalities, including Dallas/Fort Worth and surrounding suburbs, as well as Waco, Wichita Falls, Odessa, Midland, Tyler, Killeen, Abilene and Brownwood. Most of our power lines have been constructed over lands of others pursuant to easements or along public highways, streets and rights-of-way as permitted by law. At June 30, 2019, we had approximately 4,070 full-time employees, including approximately 745 employees under collective bargaining agreements.

Ownership Structure and Ring-Fencing

Various “ring-fencing” measures have been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities, Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), and any other entities with a direct or indirect ownership interest in us or Oncor Holdings. These measures serve to mitigate the Oncor Ring-Fenced Entities’ credit exposure to Sempra and its affiliates and any other direct or indirect owners of us or Oncor Holdings, and to reduce the risk that the assets and liabilities of the Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any Sempra entity or any of our or Oncor Holdings’ other direct or indirect owners in connection with a bankruptcy of any such entities. Such measures include, among other things: the 19.75% equity interest held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; and our board of directors being comprised of a majority of directors who meet certain independent/disinterested director standards. As a result, none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owners of us or Oncor Holdings. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any of our or Oncor Holdings’ other direct or indirect owners. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any of our or Oncor Holdings’ other direct or indirect owners, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any of our or Oncor Holdings’ other direct or indirect owners. For more information on the ring-fencing measures, see “Sempra Acquisition – Sempra PUCT Order” below and Note 1 to Annual Financial Statements.

Electricity Transmission

Our electricity transmission business is responsible for the safe and reliable operations of our transmission network and substations. These responsibilities consist of the construction and maintenance of transmission facilities and substations and the monitoring, controlling and dispatching of high-voltage electricity over our transmission facilities in coordination with ERCOT, the independent system operator and the regional coordinator of the various electricity systems within Texas.

We are a member of ERCOT, and our transmission business actively assists the operations of ERCOT and market participants. Through our transmission business, we participate with ERCOT and other member utilities to plan, design, construct and operate new transmission lines, with regulatory approval, necessary to maintain reliability, interconnect to merchant generation facilities, increase bulk power transfer capability and minimize limitations and constraints on the ERCOT transmission grid.

Transmission revenues are provided under tariffs approved by either the PUCT or, to a small degree, related to limited interconnections to other markets, the FERC. Network transmission revenues compensate us for delivery of electricity over transmission facilities operating at 60 kV and above. Other services we offer through our transmission business include system impact studies, facilities studies, transformation service and maintenance of transformer equipment, substations and transmission lines owned by other parties. PURA allows us to update our transmission rates periodically to reflect changes in invested capital. This “capital tracker” provision encourages investment in the transmission system to help ensure reliability and efficiency by allowing for timely recovery of and return on new transmission investments.

At December 31, 2018, our transmission facilities included 5,921 circuit miles of 345kV transmission lines and 10,202 circuit miles of 138kV and 69kV transmission lines. Seventy-five generation facilities totaling 36,918 MW were directly connected to our transmission system at December 31, 2018, and 306 transmission stations and 740 distribution substations were served from our transmission system. On May 16, 2019, we acquired certain transmission assets through our acquisition of our wholly owned indirect subsidiary Oncor Electric Delivery Company NTU LLC (NTU) (formerly Sharyland Distribution & Transmission Services, L.L.C.), which is a regulated utility that provides electricity transmission delivery service in the north-central, western and panhandle regions of Texas. For more information on the InfraREIT Acquisition, see “InfraREIT Acquisition.”

Electricity Distribution

Our electricity distribution business is responsible for the overall safe and efficient operation of distribution facilities, including electricity delivery, power quality and system reliability. These responsibilities consist of the ownership, management, construction, maintenance and operation of the distribution system within our certificated service area. Our distribution system receives electricity from the transmission system through substations and distributes electricity to end-users and wholesale customers through 3,562 distribution feeders at December 31, 2018.

Our distribution system included 3.621 million points of delivery at December 31, 2018. From 2013 to 2018, the number of distribution system points of delivery we serve, excluding lighting sites, grew an average of 2.12% per year (1.79% per year excluding the Sharyland Asset Exchange, which added approximately 71,000 points of delivery in 2018).

We provide distribution services to approximately 90 REPs and certain electric cooperatives in our certificated service area. The consumers of the electricity we deliver are free to choose their electricity supplier from REPs who compete for their business.

Requests to recover distribution-related investments are generally included in our rate reviews. However, provisions in existing legislation also allow us to file, under certain circumstances, rate adjustments between rate reviews in order to recover DCRF on an interim basis. On April 8, 2019, we filed an application for approval of an updated DCRF. We requested a $29 million increase in annual distribution revenues related to 2018 distribution investments. On May 30, 2019, a stipulated settlement agreement among the parties to the proceeding was reached that included a $25 million increase in annual distribution revenues, and interim rates based on the stipulated settlement agreement took effect on September 1, 2019. On September 12, 2019, the PUCT issued a final order implementing the settlement agreement and interim rates.

Sempra Acquisition

On March 9, 2018, Sempra indirectly acquired the 80.03% of Oncor’s membership interests that were indirectly held by EFH Corp. The Sempra Acquisition closed after obtaining the approval of the bankruptcy court in the bankruptcy proceedings involving EFH Corp. and certain of its subsidiaries, the Federal Communications Commission, FERC and the PUCT. In connection with the Sempra Acquisition, Sempra paid cash consideration of approximately $9,450 million to acquire the indirect 80.03% outstanding membership interest in Oncor. In addition, in a separate transaction, Oncor Holdings acquired 0.22% of the outstanding membership interests in Oncor from Investment LLC. After the Sempra Acquisition, Texas Transmission continued to own the remaining 19.75% of Oncor’s outstanding membership interests.

Sempra PUCT Order

In October 2017, Oncor and Sempra filed in PUCT Docket No. 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the amended joint plan of reorganization filed in September 2017 by EFH Corp. and certain subsidiaries of EFH Corp. that had been involved in bankruptcy proceedings commencing in 2014. On March 8, 2018, the PUCT issued a final order in Docket No. 47675 (Sempra Order). The Sempra Order outlines certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions. These limitations include limited representation on the board of directors of Oncor.

Pursuant to the Sempra Order, following the consummation of the Sempra Acquisition, the board of directors of Oncor is required to consist of thirteen members and be constituted as follows:

•

seven members, which we refer to as disinterested directors, who (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra and its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have not had, at any time during the previous ten years or currently, any material relationship with Sempra or its affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings;

•	two members, who shall be designated by Sempra (through Oncor Holdings);

•	two members, who shall be appointed by Texas Transmission; and

•

two members, who shall be current or former officers of Oncor (the Oncor Officer Directors), initially Robert S. Shapard and E. Allen Nye, Jr., who are the chair of the Oncor board and chief executive of Oncor, respectively.

In order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, for the first ten years after the closing of the Sempra Acquisition, such officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten year period prior to such officer being employed by Oncor. Oncor Holdings, at the direction of STIH, has the right to nominate and/or seek the removal of the Oncor Officer Directors, with such nomination or removal subject to approval by a majority of the Oncor board of directors.

In addition, the Sempra Order provides that Oncor’s board cannot be overruled by the board of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of board members, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the board must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board positions on Oncor’s board of directors that Texas Transmission is entitled to appoint shall be eliminated and the size of Oncor’s board of directors will be reduced by two.

See Note 2 to Annual Financial Statements for information on additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order.

InfraREIT Acquisition

On May 16, 2019, we completed the InfraREIT Acquisition, pursuant to which we acquired all of the equity interests of InfraREIT and its subsidiary, InfraREIT Partners. The InfraREIT Acquisition occurred through the merger of InfraREIT with and into a newly formed wholly-owned subsidiary of Oncor, followed by the merger of another newly formed wholly-owned subsidiary of Oncor with and into InfraREIT Partners. The stockholders of InfraREIT and the limited partners of InfraREIT Partners received $21.00 in cash per share of common stock or limited partnership unit, as applicable, resulting in a total cash consideration of $1,275 million. In addition, we paid certain transaction costs incurred by InfraREIT (including a management agreement termination fee of $40 million that InfraREIT paid an affiliate of Hunt Consolidated, Inc. at closing), with the aggregate cash consideration and payment of InfraREIT expenses totaling $1,328 million. We received capital contributions on May 15, 2019, in an aggregate amount of $1,330 million from Sempra and certain indirect equity holders of Texas Transmission to fund the cash consideration and certain transaction expenses.

In connection with and immediately following the closing of the InfraREIT Acquisition, on May 16, 2019, we extinguished all outstanding debt of InfraREIT and its subsidiaries through repaying $602 million principal amount of InfraREIT subsidiary debt and exchanging $351 million principal amount of InfraREIT subsidiary debt for new Oncor senior secured debt, as discussed in more detail in Notes 4 and 5 to Interim Financial Statements.

As a condition to the InfraREIT Acquisition, SDTS, and SDTS’s tenant, SU, completed the SDTS-SU Asset Exchange immediately prior to the closing of the InfraREIT Acquisition, pursuant to which SDTS exchanged certain of its south Texas assets for certain north Texas assets owned by SU. The north Texas assets acquired by SDTS consisted of certain real property and other assets used in the electric transmission and distribution business in central, north and west Texas, as well as equity interests in GS Project Entity, L.L.C., a Texas limited liability company that was merged with and into SDTS. The south Texas assets acquired by SU consisted of real property and other assets near the Texas-Mexico border. As a result of the InfraREIT Acquisition, we and our subsidiary, NTU (formerly SDTS), now own all of the assets and projects in the north, central, west and panhandle regions of Texas held by SDTS and SU immediately prior to the InfraREIT Acquisition, and Sharyland owns the assets that were held by SU and SDTS in south Texas immediately prior to the InfraREIT Acquisition. The assets we acquired include approximately 1,575 miles of transmission lines, including 1,235 circuit miles of 345kV transmission lines and approximately 340 circuit miles of 138kV transmission lines. The north, central, and west Texas transmission system acquired by us in the transaction is directly connected to approximately 20 operational generation facilities totaling approximately 3,900 MW and serves over 50 transmission stations and substations.

In addition, as a condition to the closing of the SDTS-SU Asset Exchange, Sempra acquired an indirect 50 percent interest in Sharyland Holdings, the parent of Sharyland in the Sempra-Sharyland Transaction. As a result of the Sempra-Sharyland Transaction, Sharyland is now our affiliate for purposes of PUCT rules. Pursuant to the agreement governing the SDTS-SU Asset Exchange and the PUCT order in Docket No. 48929 approving the InfraREIT Acquisition, upon closing of the InfraREIT Acquisition we entered into an operation agreement pursuant to which we will provide certain operations services to Sharyland at cost with no markup or profit.

September 2019 Term Loan Agreement

On September 6, 2019, we entered into a Term Loan Credit Agreement (the 2019 Term Loan Agreement) between Oncor, as borrower, the lenders listed therein, and Wells Fargo Bank, National Association (Wells Fargo), as administrative agent for the lenders and as a lender. We borrowed the full aggregate principal amount available under the 2019 Term Loan Agreement, $460 million, on September 25, 2019. The 2019 Term Loan Agreement matures on October 6, 2020. Our borrowing under the 2019 Term Loan Agreement bears interest at per annum rates equal to, at our option, (i) LIBOR plus 0.50%, or (ii) an alternate base rate (the highest of (1) the prime rate of Wells Fargo, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1%).

Notice of Corporate Separateness

We and our equity owners have implemented certain structural and operational “ring-fencing” measures that are intended to further separate us from our direct and indirect owners, including our majority indirect equity owner, Sempra. See this “Prospectus Summary” section for more information regarding these “ring-fencing” measures. By your receipt of this prospectus, you acknowledge the receipt of the notice of corporate separateness given hereby.

We are a limited liability company organized under the laws of the State of Delaware, formed in 2007 as the successor entity to Oncor Electric Delivery Company, formerly known as TXU Electric Delivery Company, a corporation formed under the laws of the State of Texas in 2001. Our principal executive offices are located at 1616 Woodall Rodgers Freeway, Dallas, TX 75202. The telephone number of our principal executive offices is (214) 486-2000. Our Internet address is http://www.oncor.com. Information on our website or available by hyperlink from our website does not constitute part of this prospectus.

The Exchange Offers

On May 23, 2019, we issued $500,000,000 aggregate principal amount of 2.75% Senior Secured Notes due 2024 (outstanding 2024 notes), $300,000,000 aggregate principal amount of 3.70% Senior Secured Notes due 2028 (outstanding 2028 notes) and $500,000,000 aggregate principal amount of 3.80% Senior Secured Notes due 2049 (outstanding 3.80% 2049 notes) in a private offering. On September 12, 2019, we issued $700,000,000 aggregate principal amount of 3.10% Senior Secured Notes due 2049 (outstanding 3.10% 2049 notes, collectively with the outstanding 2024 notes, the outstanding 2028 notes and the outstanding 3.80% 2049 notes, the outstanding notes) in a private offering. The outstanding 2028 notes were an additional issuance of our 3.70% Senior Secured Notes due 2028, $350,000,000 of which we previously issued on August 10, 2018 and are currently outstanding (initial 2028 notes). The term “2024 exchange notes” refers to the 2.75% Senior Secured Notes due 2024, the term “2028 exchange notes” refers to the 3.70% Senior Secured Notes due 2028, the term “3.80% 2049 exchange notes” refers to the 3.80% Senior Secured Notes due 2049 and the term “3.10% 2049 exchange notes” refers to the 3.10% Senior Secured Notes due 2049, each as registered under the Securities Act that are subject to the exchange offers, and all of which collectively are referred to as the “exchange notes.” The 2028 exchange notes will have substantially the same terms, including, without limitation, the same maturity date and interest payment dates, as the initial 2028 notes, and will be part of the same series as the initial 2028 notes. The 2028 exchange notes are expected to be designated by the same CUSIP number as, and be fungible with, the initial 2028 notes. The term “notes” collectively refers to the initial 2028 notes, the outstanding notes and the exchange notes.

General

In connection with the private offerings of the outstanding notes, we entered into registration rights agreements with the initial purchasers, in such offerings pursuant to which we agreed, among other things, to deliver this prospectus to you and to use commercially reasonable efforts to complete the exchange offers within 315 days after the date of original issuance of the applicable outstanding notes. You are entitled to exchange in the exchange offers your outstanding notes for the exchange notes that are identical in all material respects to the outstanding notes except:

•  the exchange notes have been registered under the Securities Act;

•  the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the applicable registration rights agreement; and

•  the additional interest provision of the applicable registration rights agreement is not applicable.

The Exchange Offers

We are offering to exchange:

•  $500,000,000 aggregate principal amount of 2.75% Senior Secured Notes due 2024 that have been registered under the Securities Act for any and all of our existing restricted 2.75% Senior Secured Notes due 2024;

•  $300,000,000 aggregate principal amount of 3.70% Senior Secured Notes due 2028 that have been registered under the Securities Act for any and all of our existing restricted 3.70% Senior Secured Notes due 2028;

•  $500,000,000 aggregate principal amount of 3.80% Senior Secured Notes due 2049 that have been registered under the Securities Act for any and all of our existing restricted 3.80% Senior Secured Notes due 2049; and

•  $700,000,000 aggregate principal amount of 3.10% Senior Secured Notes due 2049 that have been registered under the Securities Act for any and all of our existing restricted 3.10% Senior Secured Notes due 2049.

You may only exchange outstanding notes in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000.

Resale	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for the outstanding notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•  you are acquiring the exchange notes in the ordinary course of your business; and

•  you have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person to participate in, a distribution of the exchange notes.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes and that you are not our affiliate and did not purchase your outstanding notes from us or any of our affiliates. See “Plan of Distribution.”

Any holder of outstanding notes who:

•  is our affiliate;

•  does not acquire exchange notes in the ordinary course of its business; or

•  tenders its outstanding notes in the exchange offers with the intention to participate, or for the purpose of participating, in a distribution of exchange notes cannot rely on the position of the staff of the SEC enunciated in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in Shearman & Sterling (available July 2, 1993), or similar no-action letters and, in the absence of an exemption therefrom, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

Our belief that the exchange notes may be offered for resale without compliance with the registration or prospectus delivery provisions of the Securities Act is based on interpretations of the SEC for other exchange offers that the SEC expressed in some of its no-action letters to other issuers in exchange offers like ours. We cannot guarantee that the SEC would make a similar decision about our exchange offers. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any exchange note issued to you in the exchange offers without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. We are not indemnifying you for any such liability.

Expiration Date	The exchange offers will expire at 5:00 p.m., New York City time, on November 15, 2019, unless extended by us. We do not currently intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration of the exchange offers. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the exchange offers.

Conditions to the Exchange Offers	Each exchange offer is subject to customary conditions. We reserve the right to waive any defects, irregularities or conditions to exchange as to particular outstanding notes. See “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Outstanding Notes

If you wish to participate in any of the exchange offers, you must either:

•  complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of the letter of transmittal, in accordance with the instructions contained in this prospectus and the letter of transmittal, and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth on the cover page of the letter of transmittal; or

•  if you hold outstanding notes through The Depository Trust Company (DTC), comply with DTC’s Automated Tender Offer Program procedures described in this prospectus, by which you will agree to be bound by the letter of transmittal.

By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•  you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•  you have no arrangement or understanding with any person to participate in the distribution of the exchange notes;

•  you are not engaged in, and do not intend to engage in, a distribution of the exchange notes;

•  you are acquiring the exchange notes in the ordinary course of your business;

•  if you are a broker-dealer, that you did not purchase your outstanding notes from us or any of our affiliates; and

•  if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in any of the exchange offers, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available, or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offers—Guaranteed Delivery Procedures.”

Effect on Holders of Outstanding Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered outstanding notes pursuant to the terms of, the exchange offers, we will have fulfilled a covenant under the applicable registration rights agreement. Accordingly, there will be no increase in the applicable interest rate on the outstanding notes under the circumstances described in such registration rights agreement. If you do not tender your outstanding notes in any of the exchange offers, you will continue to be entitled to all the rights and limitations applicable to the outstanding notes as set forth in the Indenture (as defined below), except we will not have any further obligation to you to provide for the exchange and registration of untendered outstanding notes under the applicable registration rights agreement. To the extent that outstanding notes are tendered and accepted in the exchange offers, the trading market for outstanding notes that are not so tendered and accepted could be adversely affected.

Consequences of Failure to Exchange	All untendered outstanding notes will remain outstanding and continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the Indenture. In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

United States Federal Income Tax Consequences	The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes. See “Summary of Material United States Federal Income Tax Consequences.”

Use of Proceeds	We will not receive any proceeds from the issuance of the exchange notes in the exchange offers. See “Use of Proceeds.”

Exchange Agent	The Bank of New York Mellon Trust Company, N.A. is the exchange agent for the exchange offers. Any questions and requests for assistance, requests for additional copies of this prospectus or of the applicable letter of transmittal and requests for the notice of guaranteed delivery should be directed to the exchange agent. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offers—Exchange Agent.”

The Exchange Notes

The summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Notes” section of this prospectus contains more detailed descriptions of the terms and conditions of the outstanding notes and exchange notes. The exchange notes will have terms identical in all material respects to the respective series of outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the applicable registration rights agreement.

Securities Offered

$2,000,000,000 aggregate principal amount of exchange notes consisting of:

•  $500,000,000 principal amount of 2024 exchange notes;

•  $300,000,000 principal amount of 2028 exchange notes;

•  $500,000,000 principal amount of 3.80% 2049 exchange notes; and

•  $700,000,000 principal amount of 3.10% 2049 exchange notes.

The 2028 exchange notes will have substantially the same terms, including, without limitation, the same maturity date and interest payment dates, as the initial 2028 notes, and will be part of the same series as the initial 2028 notes. The 2028 exchange notes are expected to be designated by the same CUSIP number as, and be fungible with, the initial 2028 notes.

Maturity Date

The exchange notes will mature on each of the following dates:

•  June 1, 2024 for the 2024 exchange notes;

•  November 15, 2028 for the 2028 exchange notes;

•  June 1, 2049 for the 3.80% 2049 exchange notes; and

•  September 15, 2049 for the 3.10% 2049 exchange notes.

Indenture	We will issue the exchange notes under the Indenture, dated as of August 1, 2002, as amended and supplemented (the Indenture), between us and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as trustee (the Trustee).

Interest Rate	The 2024 exchange notes, 2028 exchange notes, 3.80% 2049 exchange notes and 3.10% 2049 exchange notes will bear interest at an annual rate equal to 2.75%, 3.70%, 3.80% and 3.10%, respectively. Interest will be calculated on the basis of a 360-day year consisting of twelve 30-day months, and with respect to any period less than a full month, on the basis of the actual number of days elapsed during the period.

Interest Payment Dates	Interest on the 2024 exchange notes, the 3.80% 2049 exchange notes and the 3.10% 2049 exchange notes will accrue from, and including, the date of original issuance. Oncor will pay interest in U.S. dollars on the 2024 exchange notes and the 3.80% 2049 exchange notes semi-annually in arrears on June 1 and December 1 of each year, beginning on December 1, 2019 and will pay interest in U.S. dollars on the 3.10% 2049 exchange notes semi-annually in arrears on March 15 and September 15 of each year, beginning on March 15, 2020. Interest on the 2028 exchange notes will accrue from, and including, May 15, 2019. Oncor will pay interest in U.S. dollars on the 2028 exchange notes semi-annually in arrears on May 15 and November 15 of each year, beginning on November 15, 2019.

Ranking	The exchange notes will be senior secured obligations of Oncor and will rank pari passu with our other secured indebtedness. The exchange notes will be senior in right of payment to all subordinated indebtedness. At June 30, 2019, after giving effect to our September 12, 2019 issuance of the outstanding 3.10% 2049 notes, we had $8,227 million aggregate principal amount of senior secured debt outstanding, which is secured by the Collateral (as defined below).

Collateral	Our obligations under the exchange notes will be secured by a lien on certain of our transmission and distribution assets, mortgaged under our deed of trust (as amended, Deed of Trust), dated as of May 15, 2008, from us to The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as described in the Deed of Trust (Collateral). See “Description of the Notes — Security.”

Optional Redemption	We may at our option redeem all or part of the exchange notes at the respective “make-whole” redemption prices discussed in this prospectus under “Description of the Notes — Optional Redemption,” plus accrued and unpaid interest to but excluding the date fixed for redemption.

Limitation of Secured Debt	If any of the exchange notes are outstanding under the Indenture, we will not issue, incur or assume any debt secured by a lien upon any of our property (other than Excepted Property, as defined in the Indenture), except for certain permitted secured debt, unless the exchange notes are also secured by that lien, without the consent of the holders of a majority in principal amount of all outstanding securities issued under the Indenture, including the exchange notes. See “Description of the Notes — Limitation on Secured Debt.”

Risk Factors	You should consider carefully all of the information set forth in this prospectus prior to exchanging your outstanding notes. In particular, we urge you to consider carefully the factors set forth under the heading “Risk Factors.”

No Prior Market	The exchange notes have no established trading market. We have not listed and do not intend to list any of the exchange notes on any securities exchange. Certain financial institutions have informed us that they intend to make a market in the exchange notes. However, these financial institutions may cease their market-making efforts at any time. If no active trading market exists, you may not be able to resell the exchange notes at their fair market value or at all.

Summary Consolidated Financial Data of Oncor and Subsidiary

The following tables set forth our summary historical consolidated financial data as of and for the periods indicated. The summary financial data as of June 30, 2019 and for the six months ended June 30, 2019 and 2018 have been derived from our Interim Financial Statements. The summary financial data as of December 31, 2018 and 2017 and for each of the three fiscal years ended December 31, 2018, 2017 and 2016, have been derived from our Annual Financial Statements. The summary financial data as of June 30, 2018, December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from our historical consolidated financial statements that are not included in this prospectus.

The summary consolidated financial data should be read in conjunction with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

	At June 30,		At December 31,
	2019	2018	2018	2017	2016	2015	2014
			(millions of dollars, except ratios)
Total assets (a)	$26,283	$22,678	$22,752	$22,120	$20,811	$19,287	$19,029
Property, plant & equipment — net	18,631	15,500	16,090	14,879	13,829	13,024	12,463
Goodwill	4,751	4,064	4,064	4,064	4,064	4,064	4,064
Capitalization:
Long-term debt, less amounts due currently (a)(b)	$7,470	$5,044	$5,835	$5,567	$5,515	$5,646	$4,964
Membership interests	10,046	8,281	8,460	7,903	7,711	7,508	7,518

Total	$17,516	$13,325	$14,295	$13,470	$13,226	$13,154	$12,482
Capitalization ratios (c):
Long-term debt, less amounts due currently (a)	42.6%	37.9%	40.8%	41.3%	41.7%	42.9%	39.8%
Membership interests (a)	57.4%	62.1%	59.2%	58.7%	58.3%	57.1%	60.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	Certain of the financial information at December 31, 2014 has been recast to reflect the application of Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs.
(b)

This amount does not include $700 million aggregate outstanding principal amount of the outstanding 3.10% 2049 notes issued on September 12, 2019 or $460 million of borrowings outstanding under the 2019 Term Loan Agreement that we entered into on September 6, 2019.

(c)

For purposes of reporting to the PUCT, the regulatory capitalization ratio at June 30, 2019 and December 31, 2018 was 55.0% debt to 45.0% equity and 57.3% debt to 42.7% equity, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Available Liquidity/Credit Facility,” Note 7 to Interim Financial Statements and Note 9 to Annual Financial Statements for additional information regarding regulatory capitalization ratios.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
			(millions of dollars, except ratios)
Operating revenues	$2,057	$2,011	$4,101	$3,958	$3,920	$3,878	$3,822
Net income	$255	$232	$545	$419	$431	$432	$450
Capital expenditures	$1,047	$926	$1,767	$1,631	$1,352	$1,154	$1,107
Embedded interest cost on long-term debt — end of period (a)	5.0%	5.6%	5.1%	5.5%	5.6%	5.8%	6.2%

(a)

Represents the annual interest and amortization of any discounts, premiums, issuance costs (including the effects of interest rate hedges) and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs (including the effects of interest rate hedges) and gains/losses on reacquisitions at the end of the year.

RISK FACTORS

You should carefully consider the risk factors set forth below as well as the other information contained in this prospectus before deciding to participate in the exchange offers. Any of these risks could materially and adversely affect our business, financial condition, operating results or cash flow; however, these risks are not our only risks. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial also may materially and adversely affect our business, financial condition, results of operations or cash flow. In such a case, the trading price of the exchange notes could decline or we may not be able to make payments of interest and principal on the exchange notes, and you may lose all or part of your original investment.

Risks Related to Our Business

Our business is subject to ongoing complex governmental regulations and legislation that have impacted, and will continue in the future to impact, our business and/or results of operations.

Our business operates in a changing market environment influenced by various state and federal legislative and regulatory initiatives regarding the restructuring of the energy industry. We will need to continually adapt to these changes.

Our business is subject to changes in state and federal laws (including PURA, the Federal Power Act, the Public Utility Regulatory Policies Act of 1978 and the Energy Policy Act of 2005), changing governmental policy and regulatory actions by the PUCT and other governmental authorities (including the NERC, the Texas RE, the TCEQ, the FERC and the EPA), and the rules, guidelines and protocols of ERCOT with respect to matters including, but not limited to, market structure and design, construction and operation of transmission and distribution facilities, acquisition, disposal, depreciation and amortization of regulated assets and facilities, recovery of costs and investments, return on invested capital and environmental matters. Changes in, revisions to, or reinterpretations of existing laws and regulations and other regulatory actions may have an adverse effect on our business and/or results of operations and we could be exposed to increased costs to comply with the more stringent requirements or new interpretations and to potential liability for customer refunds, penalties or other amounts.

In addition, if it is determined that we did not comply with applicable statutes, regulations, rules, tariffs or orders and we are ordered to pay a material amount in customer refunds, penalties or other amounts, our financial condition, results of operations and cash flows would be materially adversely affected. For example, under the Energy Policy Act of 2005, the FERC can impose penalties (up to $1 million per day per violation) for failure to comply with mandatory electric reliability standards, including standards to protect the power system against potential disruptions from cyber and physical security breaches. In addition, the PUCT may impose penalties on us if it finds that we violated any law, regulation, PUCT order or other rule or requirement. The PUCT has the authority to impose penalties of up to $25,000 per day per violation.

The Texas Legislature meets every two years. The current Legislature was in session from January 8, 2019 to May 27, 2019. However, at any time, the governor of Texas may convene a special session of the Legislature. During the 2019 regular legislative session, no legislation passed that is expected to have a material impact on our financial position, results of operations or cash flows.

The rates of our electricity delivery business are subject to regulatory review and may be reduced below current levels, which could adversely impact our financial condition and results of operations.

The rates we charge are regulated by the PUCT and certain cities and are subject to cost-of-service regulation and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Our rates are regulated based on an analysis of our costs and capital structure, as reviewed and approved in a regulatory proceeding. While rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital, there can be no assurance that the PUCT will judge all of our costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that our rates are based upon, or that the regulatory process in which rates are determined will always result in rates that will produce full recovery of our costs, including regulatory assets reported in the balance sheet, and the return on invested capital allowed by the PUCT.

Attacks on our infrastructure or other events that disrupt or breach our cyber/data or physical security measures, as well as attacks on our third party vendors, could have an adverse impact on our reputation, disrupt business operations and expose us to significant liabilities including penalties for failure to comply with federal, state or local statutes and regulations, which could have a material effect on our results of operations, liquidity and financial condition.

A breach of cyber/data security measures that impairs our information technology infrastructure or other loss of key technology platforms could disrupt normal business operations and affect our ability to control our transmission and distribution assets, access customer information and limit communication with third parties. In the ordinary course of business we collect and retain sensitive information, including customer information and personal information about employees. We face various cyber and data risks, including malware, computer viruses, unauthorized access attempts, cyber or phishing attacks. While we have controls in place designed to protect our information technology infrastructure and are not aware of any significant breaches to date, any loss of confidential or proprietary data through a breach, including a breach involving one of our third-party vendors, could adversely affect our reputation, expose us to material legal and regulatory claims and fines, require compliance with notification and monitoring regulations, impair our ability to execute on business strategies and/or materially affect our results of operations, liquidity and financial condition.

A physical attack on our transmission and distribution infrastructure could also interfere with normal business operations and affect our ability to control our transmission and distribution assets. While we have security measures in place designed to protect our transmission and distribution system and have not had any significant security breaches, a physical security breach could adversely affect our reputation, expose us to material regulatory penalties and/or materially affect our results of operations, liquidity and financial condition.

We rely on third parties for various services. If these third parties experience cyber attacks, the services they provide us could be disrupted. This disruption could interfere with our ability to perform our obligations to others, which could negatively affect our financial condition and reputation. In addition, the theft, damage, or improper disclosure of sensitive data held by these third parties may subject us to further harm.

Under the Energy Policy Act of 2005, the FERC can impose penalties (up to $1 million per day per violation) for failure to comply with mandatory electric reliability standards, including standards to protect the power system against potential disruptions from cyber and physical security breaches.

We participate in industry groups and discussions with regulators to remain current on emerging threats and mitigating techniques. These groups include, but are not limited to: the U.S. Cyber Emergency Response Team, the National Electric Sector Cyber Security Organization, the Department of Homeland Security, the U.S. Nuclear Regulatory Commission and NERC. We also apply the knowledge gained by continuing to invest in technology, processes, security measures and services to detect, mitigate and protect our assets, both physical and cyber. These investments include upgrades to network architecture and physical security measures, regular intrusion detection monitoring and compliance with emerging industry regulation.

Our capital deployment program may not be executed as planned, which could adversely impact our financial condition and results of operations.

There can be no guarantee that the execution of our capital deployment program for our electricity delivery facilities will be successful, and there can be no assurance that the capital investments we intend to make in connection with our electricity delivery business will produce the desired reductions in cost and improvements to service and reliability. Furthermore, there can be no guarantee that our capital investments will ultimately be recoverable through rates or, if recovered, that they will be recovered on a timely basis. For more information regarding the limitation on recovering the value of investments using rates, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Key Risks and Challenges” and “– Regulation and Rates.”

Market volatility may impact our business and financial condition in ways that we currently cannot predict.

Because our operations are capital intensive, we expect to rely over the long term on access to financial markets as a significant source of liquidity for capital requirements not satisfied by cash-on-hand, operating cash flows or our revolving Credit Facility. Considering our construction plans to service our growing customer base and ERCOT needs, it is likely we will incur additional debt. In addition, we may incur additional debt in connection with other investments in infrastructure or technology, such as smart grid systems. Our ability to access the capital or credit markets may be severely restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the cost of debt financing may be materially and adversely impacted by these market conditions. Even if we are able to obtain debt financing, we may be unable to recover in rates some or all of the costs of such debt financing if they exceed our PUCT-approved cost of debt determined in our most recent rate review or subsequent rate reviews. Accordingly, there can be no assurance that the capital and credit markets will continue to be a reliable or acceptable source of short-term or long-term financing for us. Additionally, disruptions in the capital and credit markets could have a broader impact on the economy in general in ways that could lead to reduced electricity usage, which could have a negative impact on our revenues, or have an impact on our customers, counterparties and/or lenders, causing them to fail to meet their obligations to us.

Adverse actions with respect to our credit ratings could negatively affect our ability to access capital.

Our access to capital markets and our cost of debt could be directly affected by our credit ratings. Any adverse action with respect to our credit ratings could generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease. Our credit ratings are currently higher than those of Sempra, our majority indirect equity owner. If credit rating agencies were to change their views of our independence from Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), our credit ratings could decline. Despite our ring-fencing measures, rating agencies have in the past taken, and could in the future take, an adverse action with respect to our credit ratings in response to activities involving financing and liability management activities by our majority equity investor. In the event any such adverse action takes place and causes our borrowing costs to increase, we may not be able to recover such increased costs if they exceed our PUCT-approved cost of debt determined in our most recent rate review or subsequent rate reviews.

Most of our large suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions with us. If our credit ratings decline, the costs to operate our business could increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with us.

We are subject to mandatory service quality and reliability standards. Efforts to comply with those standards could subject us to higher operating costs and/or increased capital expenditures, and non-compliance with applicable standards could subject us to penalties that could have a material effect on our business.

The PUCT has jurisdiction with respect to ensuring the service quality and reliability of the delivery of electricity to retail customers by electric utilities and has established reliability standards that apply to each utility. The FERC has jurisdiction with respect to ensuring the reliability of electric transmission service, including transmission facilities owned by utilities within ERCOT. The FERC has designated the NERC to establish and enforce reliability standards, under FERC oversight, for all owners, operators and users of the bulk power system. The FERC has approved the delegation by NERC of compliance and enforcement authority for reliability in the ERCOT region to the Texas RE.

To maintain compliance with the mandatory reliability standards, we may be subjected to higher operating costs and/or increased capital expenditures. While we expect to recover costs and expenditures from customers through regulated rates, there can be no assurance that the PUCT will approve full recovery of such costs or the timing of any such recovery. In addition, if we were found to be in noncompliance with applicable reliability standards, we could be subject to sanctions, including monetary penalties. Penalties imposed by the PUCT and NERC would not be recoverable from customers through regulated rates.

The PUCT is authorized to impose a penalty of up to $25,000 per violation per day if a utility fails to meet reliability standards. Oncor must report to the PUCT concerning its performance with respect to the applicable reliability standards on an annual basis. We cannot predict the outcome of any such reports or related potential enforcement actions.

Under the Energy Policy Act of 2005, FERC can impose penalties (up to $1 million per day per violation) for failure to comply with reliability standards, which would not be recoverable from customers through regulated rates. We have four registrations with NERC – as a transmission planner, a transmission owner, a transmission operator and distribution provider. As a registered entity, we are subject to periodic audits by the Texas RE of our compliance with reliability standards. These audits will occur as designated by the Texas RE at a minimum of every three years. We cannot predict the outcome of any such audits.

Our revenues are concentrated in a small number of customers and any delay or default in payment could adversely affect our cash flows, financial condition and results of operations.

Our revenues from the distribution of electricity are collected from approximately 90 REPs and certain electric cooperatives in our certificated service area, that sell the electricity we distribute to consumers. Revenues from REP subsidiaries of our two largest counterparties represented 21% and 15%, respectively, of our total operating revenues for the six months ended June 30, 2019 and 23% and 19% of our total operating revenues for the year ended December 31, 2018. Adverse economic conditions, structural problems in the market served by ERCOT or the financial difficulties of one or more other REPs could impair the ability of these REPs to pay for our services or could cause them to delay such payments. We depend on these REPs to timely remit these revenues to us. We could experience delays or defaults in payment from these REPs, which could adversely affect our cash flows, financial condition and results of operations.

In the future, we could have liquidity needs that could be difficult to satisfy under some circumstances, especially in uncertain financial market conditions.

Our operations are capital intensive. We rely on access to financial markets and our revolving Credit Facility as a significant source of liquidity for capital requirements, including maturities of long-term debt, not satisfied by cash-on-hand or operating cash flows. The inability to raise capital on favorable terms or access liquidity facilities, particularly during times of uncertainty similar to those experienced in the financial markets in 2008 and 2009, could adversely impact our ability to sustain and grow our business and would likely increase capital costs that may not be recoverable through rates. Our access to the financial markets and our revolving Credit Facility, and the pricing and terms we receive in the financial markets, could be adversely impacted by various factors, such as:

•	changes in financial markets that reduce available credit or the ability to obtain or renew liquidity facilities on acceptable terms;

•	economic weakness in the ERCOT market;

•	changes in interest rates;

•	a deterioration of our credit or a reduction in our credit ratings;

•	a deterioration of the credit or insolvency or financial distress of one or more lenders under our revolving Credit Facility that affects the ability of the lender(s) to make loans to us;

•

a deterioration of the credit of Sempra or its affiliates or a reduction in the credit ratings of Sempra or its affiliates that is perceived to potentially have an adverse impact on us despite the ring-fencing of the Oncor Ring-Fenced Entities from Sempra and its affiliates;

•	a material breakdown in our risk management procedures; and

•	changes that restrict our ability to access our revolving Credit Facility.

Our primary source of liquidity, aside from operating cash flows, has been our ability to borrow under our revolving Credit Facility, which also supports our commercial paper program (CP Program). Because the CP Program is supported by our revolving Credit Facility, commercial paper outstanding is a reduction to the available borrowing capacity. The revolving Credit Facility, our term loan agreements and the Note Purchase Agreements each contain a debt-to-capital ratio covenant that effectively limits our ability to incur indebtedness in the future. At June 30, 2019, we were in compliance with these covenants. See Note 4 to Interim Financial Statements and Note 6 to Annual Financial Statements for further information regarding this covenant and our unsecured revolving credit facility, as well as our CP Program.

In 2007, we committed to the PUCT that we would maintain a regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. Until November 27, 2017, that debt-to-equity ratio was 60% debt to 40% equity. In connection with the PUCT Order issued in PUCT Docket No. 46957, that debt-to-equity ratio changed to 57.5% debt to 42.5% equity effective November 27, 2017. The PUCT order required us to record a regulatory liability until the new authorized regulatory capital structure was met to reflect our actual capitalization prior to achieving the authorized capital structure. Our authorized regulatory capital structure was met in May 2018, and therefore we ceased accruing amounts to the capital structure refund regulatory liability at that time. The regulatory liability of $6 million was subsequently returned to customers in September 2018 through the capital structure refund mechanism approved in the PUCT rate review docket. At June 30, 2019, our regulatory capitalization ratio was 55.0% debt to 45.0% equity. Our ability to incur additional long-term debt will be limited by our regulatory capital structure and we are able to issue future long-term debt only to the extent that we will be in compliance therewith.

The costs of providing pension benefits and OPEB and related funding requirements may have a material adverse effect on our financial condition, results of operations and cash flows.

We offer certain pension and health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees through pension and OPEB plans. Previously, some of these benefits were provided through participation with EFH Corp. and certain of its subsidiaries in plans sponsored by EFH Corp.

We also have liabilities related to the Vistra Retirement Plan, a defined benefit pension plan sponsored by EFH Corp. prior to the Vistra Spin-Off and sponsored by a Vistra affiliate after the Vistra Spin-Off. We were previously a member of the same controlled group (within the meaning of ERISA) as Vistra and its subsidiaries. However, as a result of the Vistra Spin-Off, we are no longer a member of the same controlled group as Vistra and its subsidiaries.

Our costs or share of the costs of providing pension and OPEB benefits and related funding requirements are dependent upon numerous factors, assumptions and estimates and are subject to changes in these factors, assumptions and estimates, including the market value of the assets funding the pension and OPEB plans. Benefits costs and related funding requirements are also subject to changing employee demographics (including but not limited to age, compensation levels and years of accredited service), the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

See Note 8 to Interim Financial Statements, Note 10 to Annual Financial Statements, “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Application of Critical Accounting Policies – Defined Benefit Pension Plans and OPEB Plans” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Liquidity and Capital Resources – Pension and OPEB Plans Funding” for further information regarding pension and OPEB funding.

Goodwill that we have recorded is subject to at least annual impairment evaluations, and as a result, we could be required to write off some or all of this goodwill, which may adversely impact our financial condition and results of operations.

In accordance with accounting standards, recorded goodwill is not amortized but is reviewed annually or more frequently for impairment, if certain conditions exist, and may be impaired. Any reduction in or impairment of the value of goodwill will result in a charge against earnings, which may adversely impact our reported results of operations and financial condition. See Note 1 to Annual Financial Statements for more information about our goodwill impairment assessment and testing.

Our results of operations and financial condition could be negatively impacted by any development or event beyond our control that causes economic weakness in the ERCOT market.

We derive substantially all of our revenues from operations in the ERCOT market, which covers approximately 75% of the geographical area in the State of Texas. As a result, regardless of the state of the economy in areas outside the ERCOT market, economic weakness in the ERCOT market could lead to reduced demand for electricity in the ERCOT market. Such a reduction could have a material negative impact on our results of operations and financial condition.

Disruptions at power generation facilities owned by third parties could interrupt our sales of transmission and distribution services.

The electricity we transmit and distribute to customers of REPs is obtained by the REPs from electricity generation facilities. We do not own or operate any generation facilities. If generation is disrupted or if generation capacity is inadequate, our sales of transmission and distribution services may be diminished or interrupted, and our results of operations, financial condition and cash flows may be adversely affected.

The operation and maintenance of electricity delivery facilities involves significant risks that could adversely affect our results of operations and financial condition.

The operation and maintenance of delivery facilities involves many risks, including equipment breakdown or failure of facilities, lack of sufficient capital to maintain the facilities, impact of unusual or adverse weather conditions or other natural events, as well as the risk of performance below expected levels of efficiency or reliability, the occurrence of any of which could result in lost revenues and/or increased expenses that may not be recoverable through rates. A significant number of our facilities were constructed many years ago. In particular, older transmission and distribution equipment, even if maintained in accordance with good engineering practices, may require significant capital expenditures to keep operating at peak efficiency or reliability. A risk of increased maintenance and capital expenditures arises from damage to facilities due to storms, natural disasters, wars, terrorist acts and other catastrophic events. Further, our ability to successfully and timely complete capital improvements to existing facilities or other capital projects is contingent upon many variables and subject to substantial risks. Should any such efforts be unsuccessful, we could be subject to additional costs that may not be recoverable through rates and/or the write-off of our investment in the project or improvement.

Insurance, warranties or performance guarantees may not cover all or any of the lost revenues or increased expenses that could result from the risks discussed above. Likewise, our ability to obtain insurance, and the cost of and coverage provided by such insurance, could be affected by events outside our control.

Changes in technology or increased conservation efforts may reduce the value of our electricity delivery facilities and may significantly impact our business in other ways as well.

Research and development activities are ongoing to improve existing and alternative technologies to produce and store electricity, including gas turbines, fuel cells, microturbines, photovoltaic (solar) cells and concentrated solar thermal devices and batteries. It is possible that advances in these or other technologies will reduce the costs of electricity production from these technologies to a level that will enable these technologies to compete effectively with traditional generation plants. Changes in technology could also alter the channels through which retail customers buy electricity. To the extent self-generation or storage facilities become a more cost-effective option for certain customers, our revenues could be materially reduced.

Also, electricity demand could be reduced by increased conservation efforts and advances in technology, which could likewise significantly reduce the value of our electricity delivery facilities. Certain regulatory and legislative bodies have introduced or are considering requirements and/or incentives to reduce energy consumption by a fixed date. Effective energy conservation by our customers could result in reduced energy demand, or significantly slow the growth in demand. Such reduction in demand could materially reduce our revenues.

We are dependent upon a limited number of suppliers and service providers for certain of our operations. If any of these suppliers or service providers failed or became unable to perform on their agreements with us, it could disrupt our business and have an adverse effect on our cash flows, financial condition and results of operations.

We rely on suppliers and service providers to provide us with certain specialized materials and services, including materials and services for power line maintenance, repair and construction, our AMS, information technology and customer operations. The financial condition of our suppliers and service providers may be adversely affected by general economic conditions, such as credit risk and turbulent macroeconomic events. Because many of the tasks of these suppliers and service providers require specialized electric industry knowledge and equipment, if any of these parties fail to perform, go out of business or otherwise become unable to perform, we may not be able to transition to substitute suppliers or service providers in a timely manner. This could delay our construction and improvement projects, increase our costs and disrupt our operations, which could negatively impact our business and reputation. In addition, we could be subject to fines or penalties in the event a delay resulted in a violation of a PUCT or other regulatory order.

Our ring-fencing measures may not work as planned and a bankruptcy court may nevertheless subject Oncor to the claims of its affiliates’ creditors.

As discussed above, various “ring-fencing” measures have been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities, Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), and any other direct or indirect owners of Oncor or Oncor Holdings. These enhancements are intended to minimize the risk that a court would order any of the Oncor Ring-Fenced Entities’ assets and liabilities to be substantively consolidated with those of Sempra or any of its affiliates or any other direct or indirect owners of Oncor or Oncor Holdings or their affiliates in connection with a bankruptcy of any such entities. Substantive consolidation is an equitable remedy in bankruptcy that results in the pooling of the assets and liabilities of the debtor and one or more of its affiliates solely for purposes of the bankruptcy case, including for purposes of distributions to creditors and voting on and treatment under a reorganization plan. Bankruptcy courts have broad equitable powers, and as a result, outcomes in bankruptcy proceedings are inherently difficult to predict. To the extent a bankruptcy court were to determine that substantive consolidation is appropriate under the facts and circumstances, then the assets and liabilities of any Oncor Ring-Fenced Entity that is subject to the substantive consolidation order would be available to help satisfy the debt or contractual obligations of the affiliated entity that is a debtor in bankruptcy and subject to the same substantive consolidation order. If any Oncor Ring-Fenced Entity were included in such a substantive consolidation order, the secured creditors of Oncor would retain their liens and priority with respect to Oncor’s assets.

See “Our Business – Ownership Structure and Ring-Fencing” and Note 1 to Annual Financial Statements for additional information on our ring-fencing measures.

Our revenues and results of operations are seasonal.

A significant portion of our revenues is derived from rates that we collect from REPs based on the amount of electricity we distribute on behalf of such REPs. Sales of electricity to residential and commercial customers are influenced by temperature fluctuations. Thus, our revenues and results of operations are subject to seasonality, weather conditions and other electricity usage drivers, with revenues being highest in the summer.

The litigation environment in which we operate poses a significant risk to our business.

We are involved in the ordinary course of business in a number of lawsuits involving employment, commercial and environmental issues and other claims for injuries and damages, among other matters. Judges and juries in the State of Texas have demonstrated a willingness to grant large verdicts, including punitive damages, to plaintiffs in personal injury, property damage and business tort cases. We use appropriate means to contest litigation threatened or filed against us, but the litigation environment in the State of Texas poses a significant business risk.

The loss of the services of our key management and personnel could adversely affect our ability to operate our business.

Our future success will depend on our ability to continue to attract and retain highly qualified personnel. We compete for such personnel with many other companies, in and outside our industry, government entities and other organizations. We may not be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Our failure to attract new personnel or retain our existing personnel could have a material adverse effect on our business.

We may not be able to integrate the business of InfraREIT successfully with our own or realize the anticipated benefits of the acquisition.

The InfraREIT Acquisition was completed on May 16, 2019 and involved the acquisition of a business that owned primarily regulated electric transmission and distribution assets and previously operated as an independent company. We have devoted, and expect to continue to devote, significant management attention and resources to integrating the acquired entities and assets into our business. We may encounter difficulties in the integration process that could have an adverse impact on Oncor, and any potential cost savings, synergies or other benefits from the transaction may not be fully realized or may take longer to realize than expected. In addition, some of the assets that we acquired have yet to undergo prudence review by the PUCT. There can be no assurance that the PUCT will judge all of the costs related to those assets to have been prudently incurred.

Risks Related to the Exchange Offers

There may be adverse consequences if you do not exchange your outstanding notes.

If you do not exchange your outstanding notes for exchange notes in the exchange offers, you will continue to be subject to restrictions on transfer of your outstanding notes as set forth in the offering memorandum distributed in connection with the May 2019 private offering of the outstanding 2024 notes, the outstanding 2028 notes and the outstanding 3.80% 2049 notes, or as set forth in the offering memorandum distributed in connection with the September 2019 private offering of the outstanding 3.10% 2049 notes, respectively. In general, the outstanding notes may not be offered or sold unless they are registered or exempt from registration under the Securities Act and applicable state securities laws. Except as required by the applicable registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act. You should refer to “Prospectus Summary—The Exchange Offers” and “The Exchange Offers” for information about how to tender your outstanding notes.

The tender of outstanding notes under the exchange offers will reduce the outstanding amount of the outstanding notes, which may have an adverse effect upon, and increase the volatility of, the market prices of the outstanding notes due to a reduction in liquidity.

Your ability to transfer the exchange notes may be limited if there is no active trading market, and there is no assurance that any active trading market will develop for the exchange notes.

We are offering the exchange notes to the holders of the outstanding notes. We do not intend to list the notes on any securities exchange. There is currently no established market for the exchange notes, and we cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operating performance and other factors. Certain financial institutions have informed us that they intend to make a market in the notes after the exchange offers are completed. However, these financial institutions may cease their market-making efforts at any time without notice. We cannot assure you that an active market for the exchange notes will develop or, if developed, that it will continue. If no active trading market develops, you may not be able to resell the notes at their fair market value or at all.

Certain persons who participate in the exchange offers must deliver a prospectus in connection with resales of the exchange notes.

We have not requested, and do not intend to request, an interpretation by the staff of the SEC as to whether the exchange notes issued pursuant to our exchange offers in exchange for the outstanding notes may be offered for resale, resold or otherwise transferred by any holder without compliance with the registration and prospectus delivery provisions of the Securities Act. Instead, based on interpretations of the staff of the SEC contained in Exxon Capital Holdings Corp., SEC no-action letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC no-action letter (June 5, 1991) and Shearman & Sterling, SEC no-action letter (July 2, 1983), we believe that you may offer for resale, resell or otherwise transfer the exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act. We cannot guarantee that the SEC would make a similar decision about our exchange offers. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any exchange note issued to you in the exchange offers without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. Additionally, in some instances described in this prospectus under “Plan of Distribution,” certain holders of exchange notes will remain obligated to comply with the registration and prospectus delivery requirements of the Securities Act to transfer the exchange notes. If such a holder transfers any exchange notes without delivering a prospectus meeting the requirements of the Securities Act or without an applicable exemption from registration under the Securities Act, such a holder may incur liability under the Securities Act. We do not and will not assume, or indemnify such a holder against, this liability.

Risks Related to the Notes

The following risks apply to the outstanding notes and will apply equally to the exchange notes.

The market price of the notes will fluctuate.

Any material differences between our actual results and the historical results contained in our annual, quarterly and current reports filed with the SEC could have a significant adverse impact on the market price of the notes, assuming a market for the notes develops. In addition, any downgrade of our credit ratings could have an adverse impact on the market price of the notes.

The terms of the notes contain limited covenants and other protections.

The Indenture governing the notes contains covenants restricting our ability to take certain actions. However, each of these covenants contains specified exceptions. In addition, these covenants are limited and do not protect holders of the notes from all events that could have a negative effect on the creditworthiness of the notes and the market price of the notes, assuming a market for the notes develops.

The Indenture and the Deed of Trust permit us to incur significant additional debt. Accordingly, the Indenture will not afford the holders of the notes protection in the event we incur significant additional debt.

The notes and the Indenture under which the notes are issued do not place any limitation on the amount of unsecured debt that may be incurred by us. The Indenture and the Deed of Trust also permit us to incur a significant amount of additional secured debt, including debt secured equally and ratably by the Collateral, subject to certain limitations, as described further under Description of the Notes “—Securing Additional Obligations” and “—Limitation on Secured Debt.” Our incurrence of additional debt may have important consequences for holders of the notes, including making it more difficult for us to satisfy our obligations with respect to the notes, a loss in the trading value of the notes, if any, and a risk that the credit rating of the notes is lowered or withdrawn. The covenants contained in the Indenture and the Deed of Trust will not afford holders of notes protection in the event we incur significant additional debt.

It may be difficult to realize the value of the Collateral securing the notes.

Each of the assets and facilities that will be included in the Collateral is subject to the same kinds of risks as are described under “—Risks Related to Our Business.” We cannot provide any assurance that any of the necessary permits, certificates or other entitlements to operate those assets and facilities would be transferable to the Trustee or any purchaser from the Trustee in the event of a foreclosure upon that asset or facility. The Trustee’s ability to foreclose on the Collateral on behalf of the holders of the notes may be subject to perfection, the consent of third parties and, with respect to those assets that are subject to the jurisdiction of the PUCT and the FERC, the prior approval by the PUCT and the FERC. The Trustee’s ability to foreclose may also be subject to priority issues and practical problems associated with the realization of the Trustee’s security interest in the Collateral. We cannot assure holders of the notes that the consents of any third parties and approvals by governmental entities will be given when required to implement a foreclosure on such assets, especially if we are not in compliance with the underlying permits at the time. Accordingly, the Trustee may not have the ability to foreclose upon those assets or assume or transfer the right to operate those assets or facilities, and a temporary shutdown of operations may result and the value of the Collateral may significantly decrease. Even if the Trustee assumes the right to operate the assets and facilities, there may also be practical problems associated with the Trustee’s ability to identify a qualified operator to operate and maintain the assets and facilities. In addition, future regulatory developments or other inabilities to obtain or comply with required permits may adversely affect the value of the Collateral.

No appraisals of any Collateral have been prepared in connection with the exchange offers. The value of the Collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the Collateral. By their nature some or all of the pledged assets may be illiquid and may have no readily ascertainable market value. We cannot assure holders of the notes that the fair market value of the Collateral as of the date of this prospectus exceeds the principal amount of the debt secured thereby. The value of the assets pledged as Collateral for the notes could be impaired in the future as a result of changing economic conditions, our failure to implement our business strategy, competition and other future trends.

Bankruptcy laws may limit your ability to realize value from the Collateral.

The right of the Trustee to repossess and dispose of the Collateral upon the occurrence of an event of default under the Indenture is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy case were to be commenced by or against us prior to the Trustee having repossessed and disposed of, or otherwise exercised remedies in respect of, the Collateral. Under the U.S. Bankruptcy Code, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of a security repossessed from such debtor, without bankruptcy court approval. Moreover, the U.S. Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instrument, provided that the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral and may include cash payments or the granting of additional security, if and at such times as the court in its discretion determines that the value of the secured creditor’s interest in the collateral is declining during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict (1) how long payments under the notes could be delayed following the commencement of a bankruptcy case, (2) whether or when the Trustee could repossess or dispose of the Collateral and (3) whether or to what extent holders of the notes would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

In the event a bankruptcy court determines the value of the Collateral is not sufficient to repay all amounts due on the notes and any other obligations secured by the Collateral then the holders of the notes and such other obligations would hold secured claims to the extent of the value of the Collateral securing such claims, and would hold unsecured claims with respect to any shortfall. Applicable federal bankruptcy laws may not permit the payment and/or accrual of post-petition interest (including make-whole premiums), costs and attorneys’ fees during a debtor’s bankruptcy case. In addition, if we were to become the subject of a bankruptcy case, the bankruptcy trustee or debtor may seek to avoid certain pre-petition transfers made by us, including transfers held to be preferences or fraudulent conveyances. While transfers to secured creditors are generally not preferential, transfers to undersecured creditors may be subject to avoidance.

Any future pledges of Collateral may be avoidable.

Any further pledge of Collateral in favor of the Trustee may be avoidable by the pledgor (as debtor in possession) or by its trustee in bankruptcy or other third parties if certain events or circumstances exist or occur, such that the pledge or granting of the security interest is deemed a fraudulent conveyance or preference.

The Trustee’s ability to exercise remedies with respect to Collateral is limited.

The Deed of Trust provides the Trustee on behalf of the holders of obligations secured by the Deed of Trust with significant remedies, including foreclosures and sale of all or parts of the Collateral. However, the rights of the Trustee to exercise significant remedies (such as foreclosure) are, subject to certain exceptions, generally limited to a payment default, bankruptcy of us or the acceleration of the indebtedness.

Proceeds from any sale of the Collateral upon foreclosure may be insufficient to repay the notes in full.

We cannot assure you that the net proceeds from a sale of the Collateral securing the notes would be sufficient to repay all of the notes following a foreclosure upon the Collateral or a liquidation of our assets.

The value of the Collateral and the amount to be received upon a sale of the Collateral will depend upon many factors including, among others, the condition of the Collateral, the ability to sell the Collateral in an orderly sale, the condition of the national and local economies, the availability of buyers and similar factors. The book value of the Collateral should not be relied on as a measure of realizable value for these assets. By their nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. In addition, a significant portion of the Collateral includes assets that may only be usable, and thus retain value, as part of our existing business operations. Accordingly, any sale of the Collateral separate from the sale of our business operations may not be feasible or of significant value.

Additionally, applicable law requires that every aspect of any foreclosure or other disposition of Collateral be “commercially reasonable.” If a court were to determine that any aspect of the Trustee’s exercise of remedies was not commercially reasonable, the ability of the Trustee and the holders of the notes to recover the difference between the amount realized through such exercise of remedies and the amount owed on the notes may be adversely affected and, in the worst case, the holders of the notes could lose all claims for such deficiency amount.

FORWARD-LOOKING STATEMENTS

This prospectus, including the attached consolidated financial statements, and other presentations made by us contain “forward-looking statements” within the meaning of Section 21E of the Exchange Act. All statements, other than statements of historical facts, that are included in this prospectus, including the incorporated documents, as well as statements made in presentations, in response to questions or otherwise, that address activities, events or developments that we expect or anticipate to occur in the future, including such matters as projections, capital allocation, future capital expenditures, business strategy, competitive strengths, goals, future acquisitions or dispositions, development or operation of facilities, market and industry developments and the growth of our business and operations (often, but not always, through the use of words or phrases such as “intends,” “plans,” “will likely result,” “are expected to,” “will continue,” “is anticipated,” “estimated,” “should,” “projection,” “target,” “goal,” “objective” and “outlook”), are forward-looking statements. Although we believe that in making any such forward-looking statement our expectations are based on reasonable assumptions, any such forward-looking statement involves uncertainties and is qualified in its entirety by reference to the discussion of risk factors under “Risk Factors” in this prospectus and the discussions under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus and the following important factors, among others, that could cause our actual results to differ materially from those projected in such forward-looking statements:

•

prevailing governmental policies and regulatory actions, including those of the U.S. Congress, the President of the U.S., the Texas Legislature, the Governor of Texas, the FERC, the PUCT, the NERC, the Texas RE, the EPA, and the TCEQ, with respect to:

•	allowed rate of return;

•	permitted capital structure;

•	industry, market and rate structure;

•	recovery of investments;

•	acquisition and disposal of assets and facilities;

•	operation and construction of facilities;

•	changes in tax laws and policies, including the impact of the TCJA; and

•	changes in and compliance with environmental, reliability and safety laws and policies;

•	legal and administrative proceedings and settlements, including the exercise of equitable powers by courts;

•	weather conditions and other natural phenomena;

•	acts of sabotage, wars or terrorist or cyber security threats or activities;

•	economic conditions, including the impact of a recessionary environment;

•	unanticipated population growth or decline, or changes in market demand and demographic patterns, particularly in the ERCOT region;

•	changes in business strategy, development plans or vendor relationships;

•	unanticipated changes in interest rates or rates of inflation;

•	unanticipated changes in operating expenses, liquidity needs and capital expenditures;

•	inability of various counterparties to meet their financial obligations to us, including failure of counterparties to perform under agreements;

•	general industry trends;

•	hazards customary to the industry and the possibility that we may not have adequate insurance to cover losses resulting from such hazards;

•	changes in technology used by and services offered by us;

•	significant changes in our relationship with our employees, including the availability of qualified personnel, and the potential adverse effects if labor disputes or grievances were to occur;

•	changes in assumptions used to estimate costs of providing employee benefits, including pension and OPEB, and future funding requirements related thereto;

•	significant changes in critical accounting policies material to us;

•

commercial bank and financial market conditions, access to capital, the cost of such capital, and the results of financing and refinancing efforts, including availability of funds in the capital markets and the potential impact of disruptions in U.S. credit markets;

•	circumstances which may contribute to future impairment of goodwill, intangible or other long-lived assets;

•	financial restrictions under our revolving Credit Facility, term loan agreements, Note Purchase Agreements and indentures governing our debt instruments;

•	our ability to generate sufficient cash flow to make interest payments on our debt instruments;

•	actions by credit rating agencies, and

•	our ability to effectively execute our operational strategy.

In addition, such forward-looking statements include, but are not limited to, statements about the InfraREIT Acquisition and any of the applicable parties’ post-acquisition plans and intentions, and other statements that are not historical facts. The following important factors, among others, could cause actual results to differ materially from those set forth in the forward-looking statements:

•	the risk that the businesses will not be integrated successfully;

•	the risk that any potential cost savings and any other potential synergies from the InfraREIT Acquisition may not be fully realized or may take longer to realize than expected; and

•	the diversion of management time and attention to issues related to the InfraREIT Acquisition.

Any forward-looking statement speaks only at the date on which it is made, and, except as may be required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of them; nor can we assess the impact of each such factor or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. As such, you should not unduly rely on such forward-looking statements.

INDUSTRY AND MARKET INFORMATION

The industry and market data and other statistical information used throughout this prospectus are based on independent industry publications, government publications, reports by market research firms or other published independent sources, including certain data published by ERCOT, the independent system operator and the regional coordinator of the various electricity systems within Texas. We did not commission any of these publications or reports. Some data is also based on our good faith estimates, which are derived from our review of internal surveys, as well as the independent sources listed above. Independent industry publications and surveys generally state that they have obtained information from sources believed to be reliable, but do not guarantee the accuracy and completeness of such information. While we believe that each of these studies and publications is reliable, we have not independently verified such data and we make no representation as to the accuracy of such information. Forecasts are particularly likely to be inaccurate, especially over long periods of time, and we do not know what assumptions regarding general economic growth are used in preparing the forecasts included in this prospectus. Similarly, while we believe that our internal and external research is reliable, it has not been verified by any independent sources and we make no assurances that the predictions contained therein are accurate.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offers. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the applicable registration rights agreement. The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

CONSOLIDATED CAPITALIZATION AND SHORT-TERM DEBT OF ONCOR AND SUBSIDIARY

The following table summarizes our consolidated capitalization and short-term debt as of June 30, 2019. This table should be read in conjunction with the information included under the headings “Use of Proceeds,” “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and related notes included herein.

	At June 30, 2019
	Amount	Percent
	(millions of dollars, except percentages)
Capitalization:
Long-term debt, less amounts due currently (a)	$7,470	42.6%
Membership interests	10,046	57.4%

Total capitalization	$17,516	100.0%

Short-term debt:
Short-term debt (b)	$1,073
Long-term debt due currently	361

Total short-term debt	$1,434

(a)

This amount is reduced by $46 million of unamortized discount and debt issuance costs related to our outstanding long-term debt securities as of June 30, 2019. This amount does not include $700 million aggregate outstanding principal amount of the outstanding 3.10% 2049 notes issued on September 12, 2019 or $460 million of borrowings outstanding under the 2019 Term Loan Agreement that we entered into on September 6, 2019.

(b)

Includes notes payable under our CP Program (excluding $10 million in outstanding letters of credit issued under the revolving Credit Facility). A portion of the proceeds of the outstanding notes were applied pay notes, when due, under the CP Program.

SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our unaudited interim consolidated financial statements and related notes and our audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	At June 30,		At December 31,
	2019	2018	2018	2017	2016	2015	2014
			(millions of dollars, except ratios)
Total assets (a)	$26,283	$22,678	$22,752	$22,120	$20,811	$19,287	$19,029
Property, plant & equipment — net	18,631	15,500	16,090	14,879	13,829	13,024	12,463
Goodwill	4,751	4,064	4,064	4,064	4,064	4,064	4,064
Capitalization:
Long-term debt, less amounts due currently (a)(b)	$7,470	$5,044	$5,835	$5,567	$5,515	$5,646	$4,964
Membership interests	10,046	8,281	8,460	7,903	7,711	7,508	7,518

Total	$17,516	$13,325	$14,295	$13,470	$13,226	$13,154	$12,482

Capitalization ratios (c):
Long-term debt, less amounts due currently (a)	42.6%	37.9%	40.8%	41.3%	41.7%	42.9%	39.8%
Membership interests (a)	57.4%	62.1%	59.2%	58.7%	58.3%	57.1%	60.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

(a)	Certain of the financial information at December 31, 2014 has been recast to reflect the application of Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs.
(b)

This amount does not include $700 million aggregate outstanding principal amount of the outstanding 3.10% 2049 notes issued on September 12, 2019 or $460 million of borrowings outstanding under the 2019 Term Loan Agreement that we entered into on September 6, 2019.

(c)

For purposes of reporting to the PUCT, the regulatory capitalization ratio at June 30, 2019 and December 31, 2018 was 55.0% debt to 45.0% equity and 57.3% debt to 42.7% equity, respectively. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Financial Condition — Available Liquidity/Credit Facility, Note 7 to Interim Financial Statements” and Note 9 to Annual Financial Statements for additional information regarding regulatory capitalization ratios.

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016	2015	2014
			(millions of dollars, except ratios)
Operating revenues	$2,057	$2,011	$4,101	$3,958	$3,920	$3,878	$3,822
Net income	$255	$232	$545	$419	$431	$432	$450
Capital expenditures	$1,047	$926	$1,767	$1,631	$1,352	$1,154	$1,107
Embedded interest cost on long-term debt — end of period (a)	5.0%	5.6%	5.1%	5.5%	5.6%	5.8%	6.2%

(a)

Represents the annual interest and amortization of any discounts, premiums, issuance costs (including the effects of interest rate hedges) and any deferred gains/losses on reacquisitions divided by the carrying value of the debt plus or minus the unamortized balance of any discounts, premiums, issuance costs (including the effects of interest rate hedges) and gains/losses on reacquisitions at the end of the year.

Quarterly Information (unaudited)

Results of operations for each of the first two quarters of 2019 and by quarter for each of the years ended December 31, 2018 and 2017 are summarized below. In our opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors. Dollar amounts below are in millions.

2019	First Quarter	Second Quarter
Operating revenues	$1,016	$1,041
Operating income	216	253
Net income	116	139

2018	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$990	$1,021	$1,095	$995
Operating income	202	244	293	206
Net income	89	143	194	119

2017	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$935	$964	$1,068	$991
Operating income(a)	164	202	252	190
Net income	73	112	157	77

(a)	As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1 to Interim Financial Statements and Note 1 to Annual Financial Statements.

OUR BUSINESS AND PROPERTIES

Overview of Oncor

We are a regulated electricity transmission and distribution company that provides the essential service of delivering electricity safely, reliably and economically to end-use consumers through our electrical systems, as well as providing transmission grid connections to merchant generation facilities and interconnections to other transmission grids in Texas. We are a direct, majority-owned subsidiary of Oncor Holdings, which is indirectly wholly owned by Sempra. Oncor Holdings owns 80.25% of our outstanding membership interests and Texas Transmission owns 19.75% of our outstanding membership interests. We are a limited liability company organized under the laws of the State of Delaware, formed in 2007 as the successor entity to Oncor Electric Delivery Company, a corporation formed under the laws of the State of Texas in 2001.

We operate the largest transmission and distribution system in Texas, delivering electricity to more than 3.6 million homes and businesses and operating more than 138,500 miles of transmission and distribution lines at June 30, 2019. We provide:

•	transmission services to electricity distribution companies, cooperatives and municipalities, and

•	distribution services to REPs which sell electricity to retail customers.

Our transmission and distribution rates are regulated by the PUCT, and in certain instances, by the FERC. We are not a seller of electricity, nor do we purchase electricity for resale. The company is managed as an integrated business; consequently, there are no reportable segments.

Our transmission and distribution assets are located principally in the north-central, eastern, western and panhandle regions of Texas. This territory has an estimated population in excess of ten million and comprises over 110 counties and more than 400 incorporated municipalities, including Dallas/Fort Worth and surrounding suburbs, as well as Waco, Wichita Falls, Odessa, Midland, Tyler, Killeen, Abilene and Brownwood. Most of our power lines have been constructed over lands of others pursuant to easements or along public highways, streets and rights-of-way as permitted by law. At June 30, 2019, we had approximately 4,070 full-time employees, including approximately 745 employees under collective bargaining agreements.

Various “ring-fencing” measures have been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities, Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), and any other entities with a direct or indirect ownership interest in Oncor or Oncor Holdings. These measures serve to mitigate the Oncor Ring-Fenced Entities’ credit exposure to Sempra and its affiliates and any other direct or indirect owners of Oncor and Oncor Holdings, and to reduce the risk that the assets and liabilities of Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any Sempra entity or any other direct or indirect owners of Oncor and Oncor Holdings in connection with a bankruptcy of any such entities. Such measures include, among other things: the 19.75% equity interest held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; and our board of directors being comprised of a majority of directors who meet certain independent/disinterested director standards. As a result, none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owner of Oncor or Oncor Holdings. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any other direct or indirect owner of Oncor or Oncor Holdings. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any other direct or indirect owner of Oncor or Oncor Holdings, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any other direct or indirect owner of Oncor or Oncor Holdings. For more information on the ring-fencing measures, see “EFH Bankruptcy Proceedings and Sempra Acquisition” below.

Oncor’s Market (ERCOT statistics below were derived from information published by ERCOT)

We operate within the ERCOT market. This market represents approximately 90% of the electricity consumption in Texas. ERCOT is the regional reliability coordinating organization for member electricity systems in Texas and the Independent System Operator (ISO) of the interconnected transmission grid for those systems. ERCOT is responsible for ensuring reliability, adequacy and security of the electric systems, as well as nondiscriminatory access to transmission service by all wholesale market participants in the ERCOT region. ERCOT’s membership consists of corporate and associate members, including electric cooperatives, municipal power agencies, independent generators, independent power marketers, transmission service providers, distribution services providers, independent REPs and consumers.

In 2018, ERCOT’s hourly demand peaked at 73,473 MW as compared to the peak hourly demand of 68,368 MW in 2017. The ERCOT market has limited interconnections to other markets in the U.S. and Mexico, which currently limits potential imports into and exports out of the ERCOT market to 1,106 MW of generation capacity (or approximately 2% of peak demand). In addition, wholesale transactions within the ERCOT market are generally not subject to regulation by the FERC.

The ERCOT market operates under reliability standards set by NERC. The PUCT has primary jurisdiction over the ERCOT market to ensure the adequacy and reliability of power supply across Texas’ main interconnected transmission grid. We, along with other owners of transmission and distribution facilities in Texas, assist the ERCOT ISO in its operations. We have planning, design, construction, operation and maintenance responsibility for the portion of the transmission grid and for the load-serving substations we own, primarily within our certificated distribution service area. We participate with the ERCOT ISO and other ERCOT utilities in obtaining regulatory approvals and planning, designing, constructing and upgrading transmission lines in order to remove existing constraints and interconnect generation on the ERCOT transmission grid. The transmission line projects are necessary to meet reliability needs, support energy production and increase bulk power transfer capability.

Oncor’s Strategies

We focus on delivering electricity in a safe and reliable manner, minimizing service interruptions and investing in our transmission and distribution infrastructure to maintain our system, serve our growing customer base with a modernized grid and support energy production.

We believe that building and leveraging upon opportunities to scale our operating advantage and technology programs enables us to create value by eliminating duplicative costs, efficiently managing supply costs, and building and standardizing distinctive process expertise over a larger grid. Scale also allows us to take part in large capital investments in our transmission and distribution system, with a smaller fraction of overall capital at risk and with an enhanced ability to streamline costs. Our growth strategies are to invest in technology upgrades and to construct transmission and distribution facilities to meet the needs of the growing Texas market and support energy production. We and other transmission and distribution businesses in ERCOT benefit from regulatory capital recovery mechanisms known as “capital trackers” that we believe enable adequate and more timely recovery of transmission, distribution and advanced metering investments through our regulated rates.

Oncor’s Operations

Performance Indicators — We achieved or exceeded market performance protocols in 11 out of 14 PUCT market metrics in 2018. These metrics measure the success of transmission and distribution companies in facilitating customer transactions in the competitive Texas electricity market.

Investing in Infrastructure and Technology— In 2018, we invested approximately $1.8 billion in our network to upgrade the transmission system and associated facilities, to extend the distribution infrastructure and to pursue certain initiatives in infrastructure maintenance and information technology.

Electricity Transmission — Our electricity transmission business is responsible for the safe and reliable operations of our transmission network and substations. These responsibilities consist of the construction and maintenance of transmission facilities and substations and the monitoring, controlling and dispatching of high-voltage electricity over our transmission facilities in coordination with ERCOT.

We are a member of ERCOT, and our transmission business actively assists the operations of ERCOT and market participants. Through our transmission business, we participate with ERCOT and other member utilities to plan, design, construct and operate new transmission lines, with regulatory approval, necessary to maintain reliability, interconnect to merchant generation facilities, increase bulk power transfer capability and minimize limitations and constraints on the ERCOT transmission grid.

Transmission revenues are provided under tariffs approved by either the PUCT or, to a small degree, related to limited interconnections to other markets, the FERC. Network transmission revenues compensate us for delivery of electricity over transmission facilities operating at 60 kV and above. Other services we offer through our transmission business include system impact studies, facilities studies, transformation service and maintenance of transformer equipment, substations and transmission lines owned by other parties.

PURA allows us to update our transmission rates periodically through a TCOS filing to reflect changes in invested capital. This “capital tracker” provision encourages investment in the transmission system to help ensure reliability and efficiency by allowing for timely recovery of and return on new transmission investments.

At December 31, 2018, our transmission facilities included:

•	16,123 miles of transmission lines:

•	5,921 circuit miles of 345kV transmission lines,

•	10,202 circuit miles of 138kV and 69kV transmission lines,

•	75 generation facilities totaling 36,918 MW were directly connected to our transmission system, and

•	306 transmission stations and 740 distribution substations were served from our transmission system.

At December 31, 2018, our transmission facilities had the following connections to other transmission grids in Texas:

	Number of Interconnected Lines
Grid Connections	345kV	138kV	69kV
Brazos Electric Power Cooperative, Inc.	8	114	29
Rayburn Country Electric Cooperative, Inc.	—	41	6
Lower Colorado River Authority	9	27	3
Texas New Mexico Power	4	12	13
Tex-La Electric Cooperative of Texas, Inc.	—	13	1
American Electric Power Company, Inc. (a)	4	8	10
Texas Municipal Power Agency	7	6	—
Lone Star Transmission	12	—	—
Centerpoint Energy Inc.	8	—	—
Sharyland Utilities, L.P.	14	13	—
Other small systems operating wholly within Texas	8	12	3

(a)	One of the 345kV lines is an asynchronous high-voltage direct current connection with the Southwest Power Pool.

In addition, on May 16, 2019, we acquired certain entities and their transmission and distribution assets in the InfraREIT Acquisition. For more information on the InfraREIT Acquisition, see “InfraREIT Acquisition” below.

Electricity Distribution — Our electricity distribution business is responsible for the overall safe and efficient operation of distribution facilities, including electricity delivery, power quality and system reliability. These responsibilities consist of the ownership, management, construction, maintenance and operation of the distribution system within our certificated service area. Our distribution system receives electricity from the transmission system through substations and distributes electricity to end-users and wholesale customers through 3,562 distribution feeders at December 31, 2018.

Our distribution system at December 31, 2018 includes:

•	121,068 miles of distribution lines:

•	90,292 miles of overhead lines, and

•	30,776 miles of underground lines,

•	3.621 million points of delivery,

•	71,000 approximate number of points of delivery added in 2018, and

•

2.12% average growth (1.79% excluding the Sharyland Asset Exchange discussed below) per year over the past five years in the number of distribution system points of delivery we serve, excluding lighting sites.

Electricity points of delivery at June 30, 2019 totaled 3.655 million based on the number of active meters.

Distribution revenues from residential and small business users are based on actual monthly consumption (kWh), and, depending on size and annual load factor, revenues from large commercial and industrial users are based either on actual monthly demand (kilowatts) or the greater of actual monthly demand (kilowatts) or 80% of peak monthly demand during the prior eleven months.

The PUCT allows utilities to file DCRF applications, under certain circumstances, once per year to recover distribution-related investments on an interim basis.

Customers — Our transmission customers consist of municipalities, electric cooperatives and other distribution companies. Our distribution customers consist of approximately 90 REPs and certain electric cooperatives in our certificated service area. Revenues from REP subsidiaries of Vistra and NRG Energy, Inc. collectively represented 23% and 19% of our total operating revenues in 2018, respectively, and 21% and 15% of our total operating revenues of the six-months ended June 30, 2019, respectively. No other customer represented more than 10% of our total operating revenues. The consumers of the electricity we deliver are free to choose their electricity supplier from REPs who compete for their business.

Competition — Oncor operates in certificated areas designated by the PUCT. The majority of Oncor’s service territory is single certificated, with Oncor as the only certificated transmission and distribution provider. However, in multi-certificated areas of Texas, Oncor competes with certain utilities and rural electric cooperatives for the right to serve end-use customers.

Seasonality — Our revenues and results of operations are subject to seasonality, weather conditions and other electricity usage drivers, with revenues being highest in the summer.

Regulation and Rates — As our operations are wholly within Texas, we believe we are not a public utility as defined in the Federal Power Act and, as a result, we are not subject to general regulation under this act. However, we are subject to reliability standards adopted and enforced by the Texas RE and the NERC (including critical infrastructure protection) under the Federal Power Act. See “Risk Factors – We are subject to mandatory reliability standards and periodic audits of our compliance with those standards. Efforts to comply with those standards could subject us to higher operating costs and/or increased capital expenditures, and non-compliance with applicable standards could subject us to penalties that could have a material effect on our business.”

The PUCT has original jurisdiction over transmission and distribution rates and services in unincorporated areas and in those municipalities that have ceded original jurisdiction to the PUCT and has exclusive appellate jurisdiction to review the rate and service orders and ordinances of municipalities. Generally, PURA prohibits the collection of any rates or charges by a public utility (as defined by PURA) that does not have the prior approval of the appropriate regulatory authority (i.e., the PUCT or the municipality with original jurisdiction).

At the state level, PURA requires owners or operators of transmission facilities to provide open-access wholesale transmission services to third parties at rates and terms that are nondiscriminatory and comparable to the rates and terms of the utility’s own use of its system. The PUCT has adopted rules implementing the state open-access requirements for all utilities that are subject to the PUCT’s jurisdiction over transmission services, including us.

Securitization Bonds — Our 2016 and prior consolidated financial statements and selected financial data include our former wholly owned, bankruptcy-remote financing subsidiary, Bondco. This financing subsidiary was organized for the limited purpose of issuing certain transition bonds in 2003 and 2004. Bondco issued $1.3 billion principal amount of transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002. The 2003 Series transition bonds matured and were paid in full in 2015 and the 2004 Series transition bonds matured and were paid in full in 2016. Final true-up proceedings and refunds of over-collected transition charges for the transition bonds were conducted by Oncor and the PUCT during 2016 and had no material net income impact. Bondco was dissolved effective December 29, 2016.

Environmental Regulations and Related Considerations — The TCEQ and the EPA have jurisdiction over water discharges (including storm water) from facilities in Texas. We believe our facilities are presently in material compliance with applicable state and federal requirements relating to discharge of pollutants into the water. We believe we hold all required waste water discharge permits from the TCEQ for facilities in operation and have applied for or obtained necessary permits for facilities under construction. We also believe we can satisfy the requirements necessary to obtain any required permits or renewals. There are also federal rules pertaining to Spill Prevention, Control and Countermeasure (SPCC) plans for oil-filled electrical equipment and bulk storage facilities for oil that affect certain of our facilities. We have implemented SPCC plans as required for those substations, work centers and distribution systems, and believe we are currently in material compliance with these rules.

Treatment, storage and disposal of solid waste and hazardous waste are regulated at the state level under the Texas Solid Waste Disposal Act and at the federal level under the Resource Conservation and Recovery Act of 1976, as amended, and the Toxic Substances Control Act. The EPA has issued regulations under the Resource Conservation and Recovery Act of 1976 and the Toxic Substances Control Act, and the TCEQ has issued regulations under the Texas Solid Waste Disposal Act applicable to our facilities. We are in material compliance with applicable solid and hazardous waste regulations.

Our capital expenditures for environmental matters totaled $17 million in 2018 and are expected to total approximately $17 million in 2019.

2017 Rate Review — We filed a rate review in PUCT Docket No. 46957 in March 2017, and the PUCT issued an order in that docket in October 2017 that took effect on November 27, 2017. For a discussion of the impact of the PUCT order on our 2018 results of operations see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Results — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017.” Incorporating the new corporate federal income tax rate in our approved rate settlement agreement reduced our annual revenues and our tax expense by approximately $125 million. Other significant findings include a change in our authorized return on equity to 9.8% and a change in our authorized regulatory capital structure to 57.5% debt to 42.5% equity. Our previous authorized return on equity was 10.25% with an authorized regulatory capital structure of 60% debt to 40% equity. See Note 3 to Annual Financial Statements for more information on the PUCT order.

Sharyland Asset Exchange — In July 2017, we entered into the Sharyland Agreement with the Sharyland Entities. Pursuant to that agreement, on November 9, 2017, we exchanged approximately $383 million of our transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, and approximately $25 million in cash for approximately $408 million of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. The transaction expanded our customer base in west Texas and provides some potential growth opportunities of the distribution network. The transaction for assets between Oncor and the Sharyland Entities was structured to qualify, in part, as a simultaneous tax deferred like kind exchange of assets to the extent that the assets exchanged are of “like kind” (within the meaning of Section 1031 of the Code). The Sharyland Asset Exchange did not have a material effect on our results of operations, financial position or cash flows. See further discussion of the transaction in Note 14 to Annual Financial Statements.

EFH Bankruptcy Proceedings and Sempra Acquisition

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In 2016, pursuant to a plan of reorganization confirmed by the bankruptcy court, the TCEH Debtors exited bankruptcy pursuant to the Vistra Spin-Off. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties of ours as of October 3, 2016. See Note 12 to Annual Financial Statements for details of Oncor’s related-party transactions with members of the Texas Holdings Group. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, Sempra indirectly acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH (Sempra Acquisition).

Prior to consummation of the Sempra Acquisition, EFH Corp. entered into various merger agreements, which failed to close, with other parties in connection with the EFH Bankruptcy Proceedings and the potential transfer of its indirect ownership interest in Oncor. In August 2017, EFH Corp. and EFIH entered into the Sempra Merger Agreement. The Sempra Acquisition closed on March 9, 2018. As a result of the Sempra Acquisition, EFH Corp. merged with an indirect subsidiary of Sempra, with EFH Corp. (renamed STH) continuing as the surviving company and an indirect, wholly owned subsidiary of Sempra. The Sempra Merger Agreement did not impose any conditions on the EFH Debtors regarding Texas Transmission’s minority interest in Oncor. Accordingly, the Sempra Merger Agreement provided for the indirect acquisition by Sempra of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. In accordance with the Sempra Merger Agreement, Sempra paid cash consideration of approximately $9,450 million to acquire the indirect 80.03% outstanding membership interest in Oncor and other EFH Corp. assets and liabilities unrelated to Oncor. In addition, in a separate transaction, Oncor Holdings acquired 0.22% of the outstanding membership interests in Oncor from Investment LLC. After the Sempra Acquisition, Texas Transmission continues to own 19.75% of Oncor’s outstanding membership interests. The Sempra Merger Agreement was consummated on March 9, 2018 after obtaining the approval of the bankruptcy court in the EFH Bankruptcy Proceedings, the Federal Communications Commission, FERC and the PUCT.

Pursuant to the terms of the Sempra Merger Agreement, in October 2017, Oncor and Sempra filed in PUCT Docket No 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the Sempra Plan. At its open meeting on March 8, 2018, the PUCT approved a final order adopting a settlement stipulation allowing the Sempra Acquisition to proceed. For more information regarding the Sempra Settlement Stipulation and the proceedings in PUCT Docket No. 47675, see “Sempra PUCT Proceedings” below.

In connection with the closing of the Sempra Acquisition, Oncor’s Limited Liability Company Agreement was amended and restated in its entirety on March 9, 2018. The Limited Liability Company Agreement, among other things, provides for the management of Oncor by a board of directors consisting of 13 members, including seven “disinterested directors” (as defined in the Limited Liability Company Agreement), two directors designated indirectly by Sempra, two directors designated by Texas Transmission (subject to certain conditions) and two directors that are current or former officers of Oncor.

InfraREIT Acquisition

InfraREIT Mergers

On May 16, 2019, we completed our acquisition of InfraREIT and InfraREIT Partners pursuant to the InfraREIT Merger Agreement, dated as of October 18, 2018, by and among Oncor, 1912 Merger Sub LLC (a wholly owned subsidiary of Oncor) (Merger Sub), Oncor T&D Partners, LP (a wholly-owned indirect subsidiary of Oncor) (Merger Partnership), InfraREIT and InfraREIT Partners. Pursuant to the InfraREIT Merger Agreement, (i) InfraREIT merged with and into Merger Sub, with Merger Sub continuing as the surviving company, and (ii) Merger Partnership merged with and into InfraREIT Partners, with InfraREIT Partners continuing as the surviving entity (together, the Mergers). Subsequently, the Surviving Company was renamed “Oncor NTU Holdings Company LLC,” and the Surviving Partnership was renamed “Oncor NTU Partnership LP.” SDTS was renamed Oncor Electric Delivery NTU LLC.

In connection with the Mergers, (i) each share of common stock, par value $0.01 per share, of InfraREIT issued and outstanding was converted into the right to receive $21.00 per share in cash from us, except that shares of InfraREIT common stock held, directly or indirectly, by Oncor, Merger Sub or Merger Partnership were automatically cancelled, and (ii) each limited partnership unit of InfraREIT Partners issued and outstanding was converted into the right to receive $21.00 per unit in cash from us, except that units of InfraREIT Partners held, directly or indirectly, by the Surviving Company or Oncor were not affected and remain outstanding as units of the Surviving Partnership.

In connection with our entrance into the InfraREIT Merger Agreement, we received an equity commitment letter from Sempra and certain direct and indirect equity holders of Texas Transmission (the Equity Commitment Parties). Pursuant to the equity commitment letter, the Equity Commitment Parties provided their pro rata share of capital contributions to us in an aggregate principal amount of $1,330 million to fund the cash consideration payable in the Mergers and the payment of related fees and expenses. Total cash consideration and expenses paid by us in connection with the Mergers totaled approximately $1,330 million (including approximately $1,275 million representing the cash consideration, a $40 million management termination fee InfraREIT agreed to pay Hunt Consolidated, Inc. at closing and certain other transaction costs incurred by InfraREIT and its subsidiaries and paid by us on their behalf), and we funded such amounts with the capital contributions received from the Equity Commitment Parties and proceeds received through the issuance of commercial paper.

In connection with the Mergers, we also extinguished all of InfraREIT’s outstanding debt (which was held by certain of InfraREIT’s subsidiaries) totaling an aggregate principal amount of approximately $953 million as of May 16, 2019, $602 million of this amount was on behalf of the respective debt holders in connection with the closing of the Mergers using proceeds from borrowings under a short-term unsecured term loan agreement, entered into on May 9, 2019 (Bridge Loan), that was subsequently repaid and the issuance of commercial paper. We also exchanged $351 million of this amount for senior secured notes issued by us, as further described below. As a result of these repayments and exchanges, all debt held by InfraREIT’s subsidiaries was extinguished in connection with the closing of the Mergers.

The assets we acquired through the acquisition of InfraREIT’s subsidiaries included approximately 1,575 miles of transmission lines, including approximately 1,235 circuit miles of 345kV transmission lines and approximately 340 circuit miles of 138kV transmission lines. The central, north and west Texas transmission system we acquired in the transaction is directly connected to approximately 20 operational generation facilities totaling approximately 3,900 MW and serves over 50 transmission stations and substations.

Asset Exchange

On May 16, 2019, immediately prior to the Mergers, the SDTS-SU Asset Exchange was completed. Additionally, immediately prior to the closing of the SDTS-SU Asset Exchange, the equity interests and related economic interests in SDTS held by SU were cancelled. SDTS became our wholly owned, indirect subsidiary in connection with the Mergers and was renamed “Oncor Electric Delivery Company NTU LLC.”

In connection with the SDTS-SU Asset Exchange, pursuant to the joint survivor merger of SU and SDTS, (i) SDTS assumed certain of the NTX Package, and (ii) SU assumed the STX Package. The NTX Package consisted of certain real property and other assets owned by SU and used in the electric transmission and distribution business in the central, north and west and panhandle regions of Texas, as well as equity interests in GS Project Entity, L.L.C., a Texas limited liability company, that was merged with and into SDTS. The STX Package consisted of certain real property and other assets owned by SDTS and used in the electric transmission and distribution business in the vicinity of the Texas-Mexico border, including certain real property and other assets that SDTS owned and leased to SU.

The SDTS-SU Asset Exchange was structured to qualify, in part, as a simultaneous tax deferred like kind exchange of assets to the extent that the assets exchanged are of “like kind” (within the meaning of Section 1031 of the Internal Revenue Code). SDTS paid approximately $13.18 million to SU at closing to settle the difference between the sums of the estimated net book value of the assets and liabilities exchanged and the estimated net working capital amounts associated with the SDTS-SU Asset Exchange. In August 2019, SU paid $8 million to NTU pursuant to the SDTS-SU Asset Exchange agreement as a post-closing true-up to settle the difference between the final net book value of the assets and liabilities exchanged and the final net working capital amounts associated with the SDTS-SU Asset Exchange.

In addition, as a condition to the closing of the SDTS-SU Asset Exchange, the Sempra-Sharyland Transaction was completed. As a result of the Sempra-Sharyland Transaction, Sharyland is now our affiliate for purposes of PUCT rules. Pursuant to the agreement governing the SDTS-SU Asset Exchange and the PUCT order in Docket No. 48929 approving the InfraREIT Acquisition, upon closing of the InfraREIT Acquisition we entered into an operation agreement pursuant to which we will provide certain operations services to Sharyland at cost with no markup or profit.

Notes Exchange

On May 3, 2019, we entered into a Note Purchase Agreement (ABC Note Purchase Agreement) with the purchasers named therein (ABC holders), which provided for the exchange of certain existing senior notes held by the ABC Holders and issued by InfraREIT’s subsidiaries, SDTS and Transmission and Distribution Company, L.L.C. (TDC), for newly issued Oncor senior notes. Upon the effective time of the Mergers, we issued (i) $86,711,551.03 aggregate principal amount of Oncor 6.47% Senior Notes, Series A, due September 30, 2030 (2030 Notes) in exchange for a like principal amount of SDTS’s 6.47% Senior Notes due September 30, 2030, (ii) $37,761,590.15 aggregate principal amount of Oncor 7.25% Senior Notes, Series B, due December 30, 2029 (2029 Notes) in exchange for a like principal amount of SDTS’s 7.25% Senior Notes due December 30, 2029, and (iii) $14,375,000 aggregate principal amount of Oncor 8.50% Senior Notes, Series C, due December 30, 2020 (2020 Notes) in exchange for a like principal amount of TDC’s 8.5% Senior Notes due December 30, 2020.

On May 6, 2019, we entered into a Note Purchase Agreement (the AB Note Purchase Agreement) with the purchasers named therein (the AB Holders) which provided for the exchange of certain existing senior notes of SDTS held by the AB Holders for newly issued Oncor senior notes. Upon the effective time of the Mergers, we issued (i) $174,000,000.00 aggregate principal amount of Oncor 3.86% Senior Notes, Series A, due December 3, 2025 (2025 Notes) in exchange for a like principal amount of SDTS’s 3.86% Senior Notes due December 3, 2025 and (ii) $38,000,000.00 aggregate principal amount of Oncor 3.86% Senior Notes, Series B, due January 14, 2026 (2026 Notes, and together with the 2030 Notes, 2029 Notes, 2020 Notes and 2025 Notes, the NPA Notes) in exchange for a like principal amount of SDTS’s 3.86% Senior Notes due January 14, 2026.

We received no proceeds from the issuance of the NPA Notes. Upon the effective time of the Mergers, we paid approximately $312 million to the holders of SDTS’s 3.86% Senior Notes due 2025 and 2026 who did not enter into the AB Note Purchase Agreement, consisting of $288 million in principal, $5 million in interest and approximately $19 million in make-whole fees, which payment discharged all obligations of SDTS with respect to those notes.

Our obligations under the NPA Notes are secured equally and ratably by a lien on all property acquired or constructed by us for the transmission and distribution of electric energy, mortgaged as described under the Deed of Trust.

The 2030 Notes bear interest at a rate of 6.47% per annum and mature on September 30, 2030, the 2029 Notes bear interest at a rate of 7.25% per annum and mature on December 30, 2029, and the 2020 Notes bear interest at a rate of 8.5% per annum and mature on December 30, 2020. Interest and the applicable principal prepayment for the 2030 Notes and 2029 Notes will be payable in cash on March 30, June 30, September 30 and December 30 of each year, commencing on June 30, 2019, in accordance with the respective amortization schedule for each set forth in the ABC Note Purchase Agreement. Interest and the applicable principal prepayment for the 2020 Notes will be payable in cash on January 15, April 15, July 15 and October 15 of each year, commencing on July 15, 2019, in accordance with the amortization schedule for the 2020 Notes set forth in the ABC Note Purchase Agreement.

The 2025 Notes bear interest at a rate of 3.86% per annum and mature on December 3, 2025, with interest on the 2025 Notes payable in cash on June 3 and December 3 of each year. The 2026 Notes bear interest at a rate of 3.86% per annum and mature on January 14, 2026, with interest on the 2026 Notes payable in cash on January 14 and July 14 of each year.

September 2019 Term Loan Agreement

On September 6, 2019, we entered into a Term Loan Credit Agreement (the 2019 Term Loan Agreement) between Oncor, as borrower, the lenders listed therein, and Wells Fargo Bank, National Association (Wells Fargo), as administrative agent for the lenders and as a lender. We borrowed the full aggregate principal amount available under the 2019 Term Loan Agreement, $460 million, on September 25, 2019. The 2019 Term Loan Agreement matures on October 6, 2020. Our borrowing under the 2019 Term Loan Agreement bears interest at per annum rates equal to, at our option, (i) LIBOR plus 0.50%, or (ii) an alternate base rate (the highest of (1) the prime rate of Wells Fargo, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1%).

LEGAL PROCEEDINGS

We are involved in various legal and administrative proceedings in the normal course of business the ultimate resolution of which, in the opinion of management, should not have a material effect on our financial position, results of operations or cash flows. See Notes 2 and 6 to Interim Financial Statements and Notes 3 and 8 to Annual Financial Statements for additional information concerning our legal and regulatory proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations for the six months ended June 30, 2019 and 2018 and the fiscal years ended December 31, 2018, 2017 and 2016 should be read in conjunction with Selected Financial Data and our unaudited interim consolidated financial statements and related notes and audited consolidated financial statements and the notes to those statements.

All dollar amounts in the tables in the following discussion and analysis are stated in millions of U.S. dollars unless otherwise indicated.

BUSINESS

We are a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs that sell power in the north-central, eastern and western parts of Texas. We are a majority-owned subsidiary of Oncor Holdings, which is indirectly wholly owned by Sempra. Oncor Holdings owns 80.25% of our outstanding membership interests and Texas Transmission owns 19.75% of our outstanding membership interests. We are managed as an integrated business; consequently, there are no separate reportable business segments.

Our condensed consolidated financial statements for the six-months ended June 30, 2019, include the results of our wholly owned indirect subsidiary NTU, which is a regulated utility that provides electricity transmission delivery service in the north-central, western and panhandle regions of Texas. We acquired NTU as part of the InfraREIT Acquisition that closed on May 16, 2019.

Various “ring-fencing” measures have been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities, Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), and any other entities with a direct or indirect ownership interest in Oncor or Oncor Holdings. These measures serve to mitigate the Oncor Ring-Fenced Entities’ credit exposure to Sempra and its affiliates and any other direct or indirect owners of Oncor and Oncor Holdings, and to reduce the risk that the assets and liabilities of Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any Sempra entity or any other direct or indirect owners of Oncor and Oncor Holdings in connection with a bankruptcy of any such entities. Such measures include, among other things: the 19.75% equity interest held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; and our board of directors being comprised of a majority of directors who meet certain independent/disinterested director standards. As a result, none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owner of Oncor or Oncor Holdings. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any other direct or indirect owner of Oncor or Oncor Holdings. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any other direct or indirect owner of Oncor or Oncor Holdings, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any other direct or indirect owner of Oncor or Oncor Holdings. For more information on the ring-fencing measures, see “Our Business and Properties – EFH Bankruptcy Proceedings and Sempra Acquisition.”

Significant Activities and Events

InfraREIT Acquisition — On May 16, 2019, we completed the InfraREIT Acquisition, pursuant to which we acquired all of the equity interests of InfraREIT and InfraREIT Partners. The cash consideration paid to stockholders of InfraREIT and limited partners of its subsidiary InfraREIT Partners totaled $1,275 million. In addition, we paid certain transaction costs incurred by InfraREIT (including a management agreement termination fee of $40 million that InfraREIT paid an affiliate of Hunt Consolidated, Inc. at closing), with the aggregate cash consideration and payment of certain InfraREIT expenses totaling $1,328 million. In connection with and immediately after the closing of the InfraREIT Acquisition, on May 16, 2019, we also extinguished all $953 million aggregate principal amount of the outstanding debt of InfraREIT and its subsidiaries through repayment of $602 million of InfraREIT subsidiary debt and the exchange of $351 million of InfraREIT subsidiary debt for newly issued Oncor senior secured notes. See Notes 4, 5 and 11 to Interim Financial Statements for more information on the exchange of notes and repayment of debt of InfraREIT and its subsidiaries.

Debt-Related Activities — In May 2019, we entered into the short-term Bridge Loan with an aggregate principal amount of up to $600 million, which was repaid on May 23, 2019. In connection with the closing of the InfraREIT Acquisition, on May 16, 2019, the short-term credit facilities of InfraREIT and its subsidiaries were terminated and borrowings totaling $114 million were repaid in full by Oncor. See Note 4 to Interim Financial Statements for more information on these transactions.

Also in May 2019, we issued (i) $351 million of NPA Notes in exchange for a like principal amount of notes issued by InfraREIT subsidiaries, (ii) $500 million aggregate principal amount of outstanding 2024 notes, (iii) $300 million aggregate principal amount of outstanding 2028 notes, and (iv) $500 million aggregate principal amount of outstanding 3.80% 2049 notes. Repayments of long-term debt in the six months ended June 30, 2019 consisted of our repayment of $250 million aggregate principal amount of senior secured notes due June 1, 2019 and the repayment of $488 million aggregate principal amount of certain InfraREIT-related long-term debt on May 16, 2019, in connection with and immediately following the closing of the InfraREIT Acquisition. See Note 5 to Interim Financial Statements regarding the new long-term debt issuances and long-term debt repayments. See Note 11 to Interim Financial Statements regarding the InfraREIT Acquisition.

EFH Bankruptcy Proceedings and Sempra Acquisition — In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, the Sempra Acquisition was completed. See Note 2 and Note 8 to Annual Financial Statements for further information.

Tax Cuts and Jobs Act (TCJA) – On December 22, 2017, the TCJA was signed into law. Substantially all of the provisions of the TCJA are effective for our taxable years beginning January 1, 2018. The TCJA includes significant changes to the Code, including amendments that significantly change the taxation of business entities, and includes specific provisions related to regulated public utilities such as Oncor. The most significant TCJA change that impacts us is the reduction in the corporate federal income tax rate from 35% to 21%. The specific provisions related to regulated public utilities in the TCJA applicable to us include the continued deductibility of interest expense, the elimination of bonus depreciation on certain property acquired after September 27, 2017 and certain rate normalization requirements for accelerated depreciation benefits. Changes in the Code from the TCJA had a material impact on our financial statements in 2017. See Notes 3 and 5 to Annual Financial Statements for information regarding impacts of the TCJA.

Matters with the PUCT — See discussion under “Regulation and Rates — Matters with the PUCT.”

KEY RISKS AND CHALLENGES

Following is a discussion of key risks and challenges facing management and the initiatives currently underway to manage such challenges. For additional information concerning risk factors related to our business, see “Risk Factors” in this prospectus.

Rates and Cost Recovery

Our rates are regulated by the PUCT and certain cities and are subject to regulatory rate-setting processes and annual earnings oversight. This regulatory treatment does not provide any assurance as to achievement of earnings levels. Our rates are regulated based on an analysis of our costs and capital structure, as reviewed and approved in a regulatory proceeding. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital. However, there is no assurance that the PUCT will judge all of our costs to have been prudently incurred, that the PUCT will not reduce the amount of invested capital included in the capital structure that our rates are based upon, that the regulatory process in which rates are determined will always result in rates that produce full recovery of our costs or that our authorized return on equity will not be reduced. See “Regulation and Rates” below for further information, including a discussion of our 2017 rate review.

Capital Availability and Cost

Our access to capital markets and cost of debt could be directly affected by our credit ratings. Any adverse action with respect to our credit ratings could generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease. Our credit ratings are currently higher than those of Sempra. If credit rating agencies were to change their views of our independence from Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), our credit ratings could decline. We believe this risk is substantially mitigated by the ring-fencing measures as described in Notes 1 and 2 to Annual Financial Statements. See “Risk Factors—Adverse actions with respect to our credit ratings could negatively affect our ability to access capital” and “Risk Factors—In the future, we could have liquidity needs that could be difficult to satisfy under some circumstances, especially in uncertain financial market conditions.”

Technology Risks

Technology risks include the risk of interrupted and/or degraded business operations due to the loss of key technology platforms. Risks to our key technology platforms include nonperformance by equipment and service providers, failure of the technology to meet performance expectations and inadequate cost recovery allowances by regulatory authorities. We continue to implement measures to mitigate these risks, including business continuity and disaster recovery plans, but there can be no assurance that these measures will achieve the operational and financial objectives.

Cyber Security and Infrastructure Protection Risk

A breach of our cyber/data or physical security measures that impairs our information technology infrastructure or transmission and distribution infrastructure could disrupt normal business operations, affect our ability to control our transmission and distribution system, expose us to material regulatory claims and limit communication with third parties. Any loss of confidential or proprietary data through a cyber/data breach, including a breach involving one of our third-party vendors, could also materially affect our reputation, expose the company to legal claims and fines or impair our ability to execute on business strategies. If third parties in our supply chain experience cyber attacks, the services they provide us could be disrupted. This disruption could interfere with our ability to perform our obligations to others, which could negatively affect our financial condition and reputation. In addition, the theft, damage, or improper disclosure of sensitive data held by these third parties may subject us to further harm. We participate in industry groups and with regulators to remain current on emerging threats and mitigating techniques. While we have not experienced any security breach with a significant operational, reputational or financial impact, we recognize the growing threat within our industry and are proactively taking steps to continuously improve our technology, security measures, processes and services to detect, mitigate and protect our assets, both physical and cyber.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our significant accounting policies are discussed in Note 1 to Annual Financial Statements. We prepare our financial statements in accordance with GAAP governing rate-regulated operations. Application of these accounting policies in the preparation of our consolidated financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and revenues and expenses during the periods covered. The following is a summary of certain critical accounting policies that are impacted by judgments and uncertainties and under which different amounts might be reported using different assumptions or estimation methodologies.

Accounting for the Effects of Income Taxes

Our tax sharing agreement with Oncor Holdings and EFH Corp. (now STH) was amended in November 2008 to include Texas Transmission and Investment LLC. The tax sharing agreement provides for the calculation of amounts related to income taxes for each of Oncor Holdings and Oncor substantially as if these entities were taxed as corporations and requires payments to the members determined on that basis (without duplication for any income taxes paid by a subsidiary of Oncor Holdings).

We are a partnership for U.S. federal income tax purposes and remain a partnership for U.S. federal income tax purposes after the closing of the Sempra Acquisition. Accordingly, while partnerships are not subject to income taxes, in consideration of the presentation of our financial statements as an entity subject to cost-based regulatory rate-setting processes with such costs historically including income taxes and the tax sharing agreement, the financial statements present amounts determined under the tax sharing agreement as “provision in lieu of income taxes” and “liability in lieu of deferred income taxes”. Such amounts are determined in accordance with the provisions of the accounting guidance for income taxes and accounting standards that provide interpretive guidance for accounting for uncertain tax positions and thus differences between the book and tax bases of assets and liabilities are accounted for as if we were a stand-alone corporation. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability will continue to be included in Oncor’s rate setting processes.

Our expense amounts related to income taxes and related balance sheet amounts are recorded pursuant to our tax sharing agreement as discussed above. Recording of such amounts involves significant management estimates and judgments, including judgments and estimates of the timing and probability of recognition of income and deductions by taxing authorities. In assessing the likelihood of realization of assets related to income taxes, management considers estimates of the amount and character of future taxable income. Actual amounts related to income taxes could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, our forecasted financial condition and results of operations in future periods, as well as final review of filed tax returns by taxing authorities. Our and STH’s income tax returns are regularly subject to examination by applicable tax authorities. In management’s opinion, any liability recorded pursuant to income tax accounting guidance related to uncertain tax positions reflects future amounts that may be owed as a result of any examination.

Amounts payable to and receivable from members related to income taxes on our balance sheet reflect our tax provision net of quarterly estimated tax payments required by the tax sharing agreement that are trued up the following year when the annual tax return is filed.

See Notes 1 and 4 to Annual Financial Statements for additional information.

Regulatory Assets and Liabilities

We are subject to rate regulation and our financial statements reflect regulatory assets and liabilities in accordance with GAAP related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness and prudence and possible disallowance. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 2 to Interim Financial Statements and Note 5 to Annual Financial Statements for more information regarding regulatory assets and liabilities.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

We also evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows. Beginning in 2018, we elected to change our annual goodwill assessment date from December 1 to October 1 to correspond with the assessment date of our new majority owner. We do not believe this change in the assessment date is a material change.

If at the assessment date our carrying value exceeds our estimated fair value (enterprise value), then the estimated enterprise value is compared to the estimated fair values of our operating assets (including identifiable intangible assets) and liabilities at the assessment date. The resultant implied goodwill amount is compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

In October 2018, December 2017 and December 2016, we concluded, based on a qualitative assessment, that our estimated enterprise fair value was more likely than not greater than our carrying value. As a result, no additional testing for impairment was required and no impairments were recognized in 2018, 2017 or 2016.

Defined Benefit Pension Plans and OPEB Plan

We offer certain pension, health care and life insurance benefits to eligible employees (and certain eligible former employees of EFH Corp./Vistra whose service was partially assigned to Oncor in connection with the deregulation and disaggregation of EFH Corp.’s electric utility business in 2002) and their eligible dependents upon the retirement of such employees as we discuss in Note 10 to Annual Financial Statements. We are authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs reflected in our PUCT-approved billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Accordingly, we recognize (principally as a regulatory asset or property) additional pension and OPEB costs consistent with PURA. Amounts deferred are ultimately subject to regulatory approval.

Benefit costs are impacted by actual and actuarial estimates of employee demographics (including but not limited to age, compensation levels and years of accredited service), future health care costs, the level of contributions made to retiree plans, expected and actual earnings on plan assets and the discount rates used in determining the projected benefit obligation. Actuarial assumptions are reviewed and updated annually based on current economic conditions and trends. Changes made to the provisions of the plans may also impact current and future benefit costs. Fluctuations in actual equity market returns as well as changes in general interest rates may result in increased or decreased benefit costs in future periods.

In accordance with accounting rules, changes in benefit obligations associated with factors discussed above may be immediately recognized as a regulatory asset if related to recoverable service or in other comprehensive income and reclassified as a current cost in future years. As such, significant portions of benefit costs recorded in any period may not reflect the actual level of cash benefits provided to plan participants.

See Note 10 to Annual Financial Statements regarding other disclosures related to pension and OPEB plans obligations.

RESULTS OF OPERATIONS

Operating Data

	Six Months Ended June 30,		Year Ended December 31,
	2019	2018	2018	2017	2016
Operating statistics:
Electric energy volumes (gigawatt-hours):
Residential	20,190	21,824	46,007	41,483	41,377
Commercial, industrial, small business and other (a)	41,438	40,269	84,049	76,117	75,045

Total electric energy volumes	61,628	62,093	130,056	117,600	116,422

Reliability statistics: (b)(c)
System Average Interruption Duration Index (SAIDI) (nonstorm)	84.7	95.9	90.2	89.7	95.0
System Average Interruption Frequency Index (SAIFI) (nonstorm)	1.2	1.4	1.3	1.4	1.4
Customer Average Interruption Duration Index (CAIDI) (nonstorm)	69.8	67.5	69.2	62.1	66.0
Electricity points of delivery (end of period and in thousands):
Electricity distribution points of delivery (based on number of active meters)	3,655	3,590	3,621	3,551	3,435
Operating revenues:
Revenues contributing to earnings:
Distribution base revenues (d)	$996	$1,036	$2,139	$1,877	$1,832

Transmission base revenues (TCOS revenues)
Billed to third-party wholesale customers	312	266	548	608	581
Billed to REPS serving Oncor distribution customers, through TCRF	177	157	310	332	328

Total transmission base revenues	489	423	858	940	909

AMS surcharges and other miscellaneous revenues (d)	35	31	71	166	208

Total revenues contributing to earnings	1,520	1,490	3,068	2,983	2,949

Revenues collected for pass-through expenses:
TCRF - third party wholesale transmission service	514	483	962	928	893
EECRF and other regulatory surcharges	23	38	71	47	78

Revenues collected for pass-through expenses	537	521	1,033	975	971

Total operating revenues	$2,057	$2,011	$4,101	$3,958	$3,920

(a)	Includes small business, large commercial and industrial and all other non-residential distribution points of delivery.
(b)

SAIDI is the average number of minutes electric service is interrupted per consumer in a year. SAIFI is the average number of electric service interruptions per consumer in a year. CAIDI is the average duration in minutes per electric service interruption in a year.

(c)	Excludes impacts of the Sharyland Asset Exchange.
(d)	The separate reconcilable AMS surcharge ceased on November 27, 2017 and AMS-related expenses and returns became recoverable through distribution base revenues.

Financial Results — Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Total operating revenues increased $46 million, or 2%, to $2,057 million in 2019.

Revenues that contribute to earnings increased $30 million during the six months ended June 30, 2019. The change reflected the following components:

•	A Decrease in Distribution Base Revenues — Distribution base rate revenues decreased $40 million during the six months ended June 30, 2019 and primarily reflects:

•	$42 million net decrease due to lower consumption driven primarily by weather, and

•	$18 million decrease due to refund of excess deferred federal income taxes beginning July 2018,

•	Partially offset by a $14 million increase due to growth in points of delivery, and

•	$7 million increase due to the effects of the 2018 DCRF rate increase effective September 1, 2018.

See the DCRF Filings Table below for a listing of annual filings impacting revenues for 2019 and 2018.

DCRF Filings Table

Docket No.	Filed	Effective	Annual Revenue Impact
49427	April 2019	September 2019	$25
48231	April 2018	September 2018	$15

•	An Increase in Transmission Base Revenues — TCOS revenues increased $66 million during the six months ended June 30, 2019 and primarily reflects a:

•	$51 million increase due to effects of TCOS updates,

•	$29 million increase due to the InfraREIT Acquisition,

•	Partially offset by a $14 million decrease due to the refund of excess deferred federal income taxes resulting from the TCJA.

See TCOS Filings Table below for a listing of transmission interim rate update applications and anticipated impacts on revenues for the six months ended June 30, 2019 and 2018.

TCOS Filings Table

Docket No.	Filed	Effective	Annual Revenue Impact	Third-Party Wholesale Transmission	Included in TCRF
49793	July 2019	September 2019	$33	$21	$12
49160	January 2019	April 2019	$19	$12	$7
48559	July 2018	October 2018	$21	$13	$8
48325 (TCJA)	May 2018	July 2018	$(15)	$(10)	$(5)
47988	January 2018	March 2018	$14	$9	$5

•	An Increase in Other Miscellaneous Revenues — Other miscellaneous revenues increased $4 million primarily due to NTU miscellaneous revenues and higher facility study revenues.

Revenues collected for pass-through expenses include the following components. While changes in these tariffs affect revenues and the timing of cash flows, they do not impact operating income and do not contribute to earnings. These revenues increased $16 million during the six-month period ended June 30 and the change reflected:

•

An Increase in TCRF – third-party wholesale transmission service — TCRF revenues increased $31 million during the six months ended June 30, 2019. See TCRF Filings Table below for a listing of TCRF filings impacting cash flows for the six months ended June 30, 2019 and 2018, as well as filings and the anticipated impacts to cash flows for the year ended December 31, 2019.

TCRF Filings Table

Docket No.	Filed	Effective	Billing Impact for Period Effective Increase (Decrease)
49593	May 2019	September 2019 - February 2020	$192
48930	November 2018	March 2019 - August 2019	$(121)
48408	May 2018	September 2018 - February 2019	$110
47824	December 2017	March 2018 - August 2018	$(52)
46957	March 2017	December 2017 - February 2018	$(28)

•

A Net Decrease in EECRF and Other Regulatory Surcharges — EECRF and other regulatory surcharge revenues decreased by $15 million during the six months ended June 30, 2019. The net decrease includes a $17 million reduction due to cessation of certain rate case expense and remand surcharges, partially offset by a $2 million increase in energy efficiency cost recovery. See EECRF Filings Table below for a listing of EECRF filings impacting revenues for the six months ended June 30, 2019 and 2018.

EECRF Filings Table

Docket No.	Filed	Effective	Program Costs	Performance Bonus	Under-/ (Over)- Recovery
49594 (Settlement pending)	May 2019	March 2020	$50	$9	$(3)
48421	June 2018	March 2019	$50	$7	$—
47235	June 2017	March 2018	$50	$12	$(6)
46013	June 2016	March 2017	$49	$10	$(4)

Wholesale transmission service expense increased $31 million, or 6%, to $514 million in 2019 due to higher fees paid to third-party transmission entities.

Operation and maintenance expenses increased $3 million, or 1%, to $425 million in 2019. The increase is primarily due to higher vegetation management costs of $4 million.

Depreciation and amortization increased $16 million to $350 million in 2019. The increase is primarily attributable to ongoing investments in property, plant and equipment and $6 million from plant acquired in the InfraREIT Acquisition.

Provision in lieu of income taxes totaled $49 million (including a $7 million benefit related to nonoperating income) in 2019 compared to $69 million (including a $11 million benefit related to nonoperating income) in 2018.

The effective income tax rate was 16.1% and 22.9% for the 2019 and 2018 periods, respectively. The effective tax rate on pretax income differs from the U.S. federal statutory rate of 21% primarily due to the amortization of the regulatory liability for excess deferred taxes as a result of the TCJA, partially offset by the effects of the Texas margin tax.

Taxes other than income taxes decreased $3 million, or 1%, to $243 million in 2019. The decrease is primarily due to a $15 million expense in the prior period related to recovery of certain municipal franchise fees as part of the 2017 rate review, partially offset by $4 million higher local franchise taxes and $7 million higher property taxes in the current period including $2 million related to the InfraREIT Acquisition.

Other income and (deductions) - net was $8 million favorable in 2019 compared to 2018. The variance is primarily due to Sempra acquisition related costs reflected in the prior period, partially offset by InfraREIT Acquisition related costs in the current period. See Note 10 to Interim Financial Statements for more information.

Interest expense and related charges were $179 million and $175 million for 2019 and 2018, respectively. The current period includes a $19 million increase due to higher average borrowings including $4 million related to the InfraREIT Acquisition, partially offset by a $14 million decrease attributable to lower average interest rates.

Net income was $23 million higher than the prior period, primarily driven by a net increase in revenues that contribute to earnings including the acquisition of NTU and Sempra acquisition related costs reflected in the prior period, partially offset by InfraREIT Acquisition related costs and depreciation expense in the current period.

Financial Results — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Total operating revenues increased $143 million, or 4%, to $4,101 million in 2018. Revenue is billed under tariffs approved by the PUCT.

Revenues that contribute to earnings increased $85 million during 2018. The change reflected the following components:

•

An Increase in Distribution Base Revenues — Distribution base rates are set periodically in a rate review docket initiated by either us or the PUCT. The PUCT allows utilities to file, under certain circumstances, once per year to recover distribution investments and certain other related costs on an interim basis. We filed our first DCRF in April 2018 requesting a $19 million increase in annual distribution revenues. In June 2018, Oncor filed an unopposed stipulation that reduced the annual distribution revenue increase from $19 million to $15 million. The PUCT approved the stipulation in August 2018 and the distribution tariffs became effective September 1, 2018. The $262 million increase in distribution base rate revenues primarily reflects:

•

$111 million higher authorized revenues resulting from the 2017 rate review, net of the TCJA federal income tax rate reduction of $75 million, including approximately $93 million that previously would have been collected in the AMS surcharge, as described below,

•	$83 million due to growth in points of delivery including the Sharyland Asset Exchange, and

•	$68 million increase driven by weather conditions.

•

A Decrease in Transmission Base Revenues — Transmission base revenues (or TCOS revenues) are collected from load serving entities benefitting from our transmission system. REPs serving customers in our service territory are billed through the TCRF mechanism discussed below, while other load serving entities are billed directly. In order to reflect changes in our invested transmission capital, PUCT rules allow us to update our TCOS rates by filing up to two interim TCOS rate adjustments in a calendar year. The $82 million decrease in TCOS revenues for 2018 compared to 2017 reflects a $76 reduction due to the rate decrease from the 2017 rate review proceeding, including the impact of the Sharyland Asset Exchange and $48 million TCJA federal income tax rate reduction and a $10 million reduction due to amortization of excess deferred federal income taxes beginning July 1, 2018, partially offset by the impact of our two interim 2018 TCOS rate adjustments. See TCOS Filings Table below for a listing of Transmission Interim Rate Update Applications and anticipated impacts on revenues for the years ended December 31, 2018 and 2017, as well as filings and the anticipated impact to revenues for the year ending December 31, 2019.

TCOS Filings Table

Docket No.	Filed	Effective	Annual Revenue Impact	Third-Party Wholesale Transmission	Included in TCRF
49160	January 2019	April 2019	$19	$12	$7
48559 (a)	July 2018	October 2018	$21	$13	$8
48325 (TCJA)	May 2018	July 2018	$(15)	$(10)	$(5)
47988	January 2018	March 2018	$14	$9	$5
46957 (rate review)	March 2017	November 2017	$(76)	$(54)	$(22)
46825	February 2017	March 2017	$7	$4	$3
46210	July 2016	September 2016	$14	$9	$5
44968	July 2015	September 2015	$21	$14	$7

(a)	This docket includes a $12 million annual revenue reduction for excess deferred taxes related to the Docket No. 48325 (TCJA) line below.

•

A Decrease in AMS Surcharge and other miscellaneous revenues — The PUCT previously authorized monthly per customer advanced meter cost recovery factors (AMS surcharge) designed to recover the cost of our initial AMS deployment over an eleven-year period ending in 2019. Pursuant to the PUCT order in our 2017 rate review, the AMS reconcilable surcharge ceased on November 27, 2017 and AMS related expenses and returns became recoverable through distribution base rates. Under the AMS surcharge we recognized revenues equal to reconcilable expenses plus a return component on our investment. A $95 million decrease in AMS surcharge and other miscellaneous revenues is primarily due to a $93 million shift of AMS revenues to distribution base revenue.

Revenues collected for pass-through expenses include the following components. While changes in these tariffs affect revenues and the timing of cash flows, they do not impact operating income and do not contribute to earnings. These revenues increased $58 million during the year ended December 31, 2018 and the change reflected:

•

An Increase in TCRF – third-party wholesale transmission service (TCRF Third-Party) — TCRF is a reconcilable distribution rate charged to REPs to recover fees we pay to third-party transmission service providers under their TCOS rates and the retail portion of our own TCOS rate described above. The $34 million increase in our TCRF Third-Party revenue represents the pass-through of an increase in third-party wholesale transmission service expense. At December 31, 2018, $89 million was deferred as over-recovered wholesale transmission service expense (see Note 3 to Annual Financial Statements). PUCT rules require us to update the TCRF component of our retail delivery rates on March 1 and September 1 each year. See TCRF Filings Table below for a listing of TCRF filings and the anticipated impacts to cash flows for the years December 31, 2018 and 2017, as well as filings and the anticipated impacts to cash flows for the year ending December 31, 2019.

TCRF Filings Table

Docket No.	Filed	Effective	Billing Impact for Period Effective Increase (Decrease)
48930	November 2018	March 2019 - August 2019	$(121)
48408	May 2018	September 2018 - February 2019	$110
47824	December 2017	March 2018 - August 2018	$(52)
46957 (rate review)	March 2017	December 2017 - February 2018	$(28)
47234	June 2017	September 2017 - November 2017	$39
46616	November 2016	March 2017 - August 2017	$(86)
46012	June 2016	September 2016 - February 2017	$163
45406	December 2015	March 2016 - August 2016	$(64)
44771	May 2015	September 2015 - February 2016	$47

•

An Increase in EECRF and Other Regulatory Surcharges — The EECRF is a reconcilable rate designed to recover current energy efficiency program costs and performance bonuses earned by exceeding PUCT targets in prior years and recover or refund any over/under recovery of our costs in prior years. We recognize the performance bonuses in other miscellaneous revenues upon approval by the PUCT. PUCT rules require us to file an annual EECRF tariff update by the first business day in June of each year for implementation on March 1 of the next calendar year. The $24 million net increase includes $18 million from the 2017 rate review order granting recovery of certain municipal franchise fees and $4 million recovery of rate case expenses, which are offset in taxes other than income taxes and in operation and maintenance expense, respectively. See EECRF Filings Table below for a listing of EECRF filings impacting revenues for the years ended December 31, 2018 and 2017, as well as filings that will impact revenues for the year ending December 31, 2019.

EECRF Filings Table

Docket No.	Filed	Effective	Monthly Charge per Residential Customer (a)	Program Costs	Performance Bonus	Under-/ (Over)- Recovery
48421	June 2018	March 2019	$0.91	$50	$7	$—
47235	June 2017	March 2018	$0.92	$50	$12	$(6)
46013	June 2016	March 2017	$0.94	$49	$10	$(4)
44784	June 2015	March 2016	$1.19	$61	$10	$(4)
42559	May 2014	March 2015	$1.23	$50	$23	$(5)

(a)	Monthly charges are for a residential customer using an assumed 1,200 kWh.

Wholesale transmission service expense increased $33 million, or 4%, to $962 million in 2018 primarily due to higher fees paid to other transmission entities.

Operation and maintenance expense increased $144 million, or 20%, to $875 million in 2018. Operation and maintenance expense increased primarily due to the 2017 rate review order approving an increased level of recovery for employee benefit plans, the self-insurance reserve and rate case expenses of $79 million, higher labor-related costs of $23 million, higher contractor costs of $14 million, higher vegetation management cost of $12 million and higher other costs of $16 million including materials, transportation, telecommunications, energy efficiency program costs and injury and damage claims.

Depreciation and amortization decreased $91 million to $671 million in 2018. The decrease is primarily due to an estimated $143 million decrease in depreciation of property, plant, and equipment primarily as a result of the 2017 rate review, partially offset by an estimated $48 million increase attributable to ongoing investments in property, plant and equipment.

Taxes other than income taxes increased $34 million, or 7%, to $496 million in 2018. The change was primarily due to a $27 million increase in local franchise fees and a $7 million increase in property taxes. The increase in local franchise fees includes $18 million from the 2017 rate review order granting recovery of certain municipal franchise fees consistent with a Texas Supreme Court mandate and is offset in revenues.

Other income and (deductions) – net was unfavorable $38 million in 2018 compared to 2017. The variances are primarily due to a $22 million increase in recoverable employee benefit plan non-service costs and $12 million of costs associated with the Sempra Acquisition. See Note 13 to Annual Financial Statements for more information.

Provision in lieu of income taxes totaled $117 million (including $35 million benefit related to nonoperating income) in 2018 compared to $267 million (including a $1 million expense related to nonoperating income) in 2017.

The U.S. federal statutory income tax rate was lowered by the TCJA to 21% in 2018 from 35% in 2017. In 2018, the effective income tax rate of 17.6% on pretax income differs from the statutory rate primarily due to the amortization of the regulatory liability for excess deferred taxes as a result of the TCJA, partially offset by the effect of the Texas margin tax. In 2017, the effective income tax rate of 38.9% on pretax income differs from the statutory rate primarily due to the effect of the $21 million remeasurement of deferred tax-related assets resulting from the TCJA and the effect of the 2017 Texas margin tax. See Note 5 to Annual Financial Statements for additional information.

Interest expense and related charges increased $9 million, or 3%, to $351 million in 2018. The change was due to a $13 million increase attributable to higher average borrowings reflecting ongoing capital investments and $3 million amortization of higher debt issuance costs, partially offset by a $6 million decrease attributable to lower average interest rates and a $1 million decrease attributable to higher capitalized AFUDC interest.

Net income was $126 million higher than the prior period driven by the impacts of the 2017 rate review, growth in points of delivery and weather conditions, partially offset by higher operation and maintenance expense and costs associated with the Sempra Acquisition, which are not recoverable.

FINANCIAL CONDITION

Liquidity and Capital Resources

Cash Flows — Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Cash provided by operating activities totaled $355 million and $550 million in 2019 and 2018, respectively. The $195 million decrease is primarily the result of a $42 million decrease in transmission and distribution receipts, an increase in payments to third party transmission providers of $41 million, a $36 million increase in storm costs and a $24 million tax refund received in the prior period. These items were partially offset by a decrease in employee benefit plan funding of $39 million.

Cash provided by financing activities totaled $2,007 million and $346 million in 2019 and 2018, respectively. The $1,661 million increase is primarily due to debt restructuring activity in connection with the InfraREIT Acquisition that included new debt issuances and the receipt of capital contributions, partially offset by the extinguishment of certain debt of InfraREIT and its subsidiaries and the repayment of Oncor senior secured notes that matured during the period. For more details, see Notes 4, 5 and 11 to the Interim Financial Statements.

Cash used in investing activities totaled $2,358 million and $916 million in 2019 and 2018, respectively. The $1,442 million increase is primarily due to the $1,328 million purchase price paid for the InfraREIT Acquisition and a $121 million increase in capital expenditures for transmission and distribution facilities to serve new customers and infrastructure capital maintenance spending. For more details on the purchase price paid for the InfraREIT Acquisition, see Note 11 to the Interim Financial Statements.

Depreciation and amortization expense reported in the statements of consolidated cash flows was $41 million and $59 million more than the amounts reported in the statements of consolidated income in the six months ended June 30, 2019 and 2018, respectively. The differences result from certain regulatory asset amortization reported in operation and maintenance expense and taxes other than income taxes.

Cash Flows — Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Cash provided by operating activities totaled $1,482 million and $1,459 million in 2018 and 2017, respectively. The $23 million increase is primarily the result of a $316 million increase in transmission and distribution receipts and a $57 million decrease in employee benefit plan funding, partially offset by $165 million difference in tax payments in the current period compared to net tax refunds from members under the tax sharing agreement in the prior period, increased materials and supply purchases of $80 million, increased payments to third-party transmission providers of $25 million, a $23 million increase in interest payments, $22 million in payments related to Sempra acquisition costs, a $10 million increase in franchise fees and property tax payments and $25 million unfavorable variances related to other items including storm costs, vegetation management costs and customer refunds. The large prior year tax refund is primarily related to estimated tax payments made in a prior period before the enactment of bonus depreciation on a retroactive basis.

Cash provided by financing activities totaled $249 million and $190 million for 2018 and 2017, respectively. The $59 million increase includes an increase in debt issuances of $550 million, capital contributions from members of $284 million and a decrease in distributions to our members of $28 million, partially offset by debt repayments of $501 million and a decrease in short-term borrowing of $298 million. The capital contributions from members and decreases in distributions to members reflect measures to achieve our debt-to-equity ratio established by the PUCT in our 2017 rate review. See Notes 6 and 7 to Annual Financial Statements for additional information regarding short-term borrowings and long-term debt activity, respectively, and Note 9 to Annual Financial Statements for additional information regarding capital contributions from our members.

Cash used in investing activities, which consist primarily of capital expenditures, totaled $1,749 million and $1,644 million in 2018 and 2017, respectively. Both the 2018 and 2017 activity primarily reflects capital expenditures for transmission and distribution facilities to serve new customers and infrastructure capital maintenance spending.

Depreciation and amortization expense reported in the statements of consolidated cash flows was $106 million and $53 million more than the amounts reported in the statements of consolidated income for the years ended December 31, 2018 and 2017, respectively. The differences result from certain regulatory asset amortization reported in operation and maintenance expense and taxes other than income taxes.

Long-Term Debt Activity

In May 2019, we issued (i) $351 million of NPA Notes in exchange for a like principal amount of notes issued by InfraREIT subsidiaries, (ii) $500 million aggregate principal amount of outstanding 2024 notes, (iii) $300 million aggregate principal amount of outstanding 2028 notes, and (iv) $500 million aggregate principal amount of outstanding 3.80% 2049 notes. Repayments of long-term debt in the six months ended June 30, 2019 consisted of our repayment of $250 million aggregate principal amount of senior secured notes due June 1, 2019 and the repayment of $488 million aggregate principal amount of certain InfraREIT-related long-term debt on May 16, 2019, in connection with and immediately following the closing of the InfraREIT Acquisition. See Note 5 to Interim Financial Statements regarding the new long-term debt issuances and long-term debt repayments.

Available Liquidity/CP Program/Credit Facility

Available Liquidity — Our primary source of liquidity, aside from operating cash flows, has been our ability to borrow under our revolving Credit Facility, which also supports our CP Program. Because the CP Program is supported by the Credit Facility, commercial paper outstanding is a reduction to the available borrowing capacity. Cash and cash equivalents totaled $7 million and $3 million at June 30, 2019 and December 31, 2018, respectively. Considering commercial paper and letters of credit outstanding, available liquidity (cash and available Credit Facility borrowing capacity) at June 30, 2019 totaled $924 million, reflecting a decrease of $257 million from December 31, 2018 primarily due to capital spending.

CP Program — As we discuss in Note 4 to Interim Financial Statements, in March 2018 we established the CP Program, under which we may issue unsecured CP Notes on a private placement basis up to a maximum aggregate amount outstanding at any time of $2.0 billion. A national bank acts as the issuing and paying agent under the CP Program pursuant to the terms of an issuing and paying agent agreement. Under the CP Program, we issue CP Notes from time to time, and the proceeds of the CP Notes are used for short-term financing of our business operations. At June 30, 2019, we had $1,073 million of CP Notes outstanding under the CP Program.

The CP Program obtains liquidity support from our Credit Facility discussed below. If at any time funds are not available on favorable terms under the CP Program, we may utilize the Credit Facility for funding.

The maturities of the CP Notes will vary, but may not exceed 364 days from the date of issue. Interest rates will vary based upon market conditions at the time of issuance of the CP Notes and may be fixed or floating determined by reference to a base rate and spread.

Credit Facility — At June 30, 2019, we had a $2.0 billion unsecured Credit Facility to be used for working capital and general corporate purposes, issuances of letters of credit and support for commercial paper issuances that we entered into on November 17, 2017 with a five-year term expiring in November 2022. We have the option of requesting up to two one-year extensions and an option to request an increase in our borrowing capacity of $400 million, in increments of not less than $100 million, provided certain conditions are met, including lender approvals. Borrowings are classified as short-term on the balance sheet. At June 30, 2019, we had no outstanding borrowings under the Credit Facility.

Because the CP Program is supported by the Credit Facility, commercial paper outstanding reduces the available borrowing capacity. Considering the commercial paper outstanding and the limitations described below, available borrowing capacity under the Credit Facility totaled $917 million and $1,178 million at June 30, 2019 and December 31, 2018, respectively.

The Credit Facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, us and our subsidiaries from, among other things: incurring certain additional liens (not including liens relating to obligations secured pursuant to our Deed of Trust, which are permitted); entering into mergers and consolidations; sales of substantial assets and acquisitions and investments in subsidiaries. The Credit Facility also contains a senior debt-to-capitalization ratio covenant that effectively limits our ability to incur indebtedness in the future. At June 30, 2019, we were in compliance with this covenant and all other covenants in the Credit Facility. See “Credit Rating Provisions, Covenants and Cross Default Provisions” below for additional information on this covenant and the calculation of this ratio.

Under the terms of the Credit Facility, the commitments of the lenders to make loans to us are several and not joint. Accordingly, if any lender fails to make loans to us, our available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility. See Note 4 to Interim Financial Statements for additional information regarding the Credit Facility.

Term Loan Credit Agreements — On May 9, 2019, we entered into the Bridge Loan, a short-term, unsecured term loan credit agreement in an aggregate principal amount of up to $600 million in connection with the InfraREIT Acquisition. The Bridge Loan had a six-month term, maturing on November 9, 2019, and allowed us to make up to two borrowings under the Bridge Loan. The proceeds of any borrowings under the Bridge Loan could only be used to finance the repayment of indebtedness owing by InfraREIT or its affiliates and to pay expenses and fees related to the InfraREIT Acquisition. We borrowed $600 million under the Bridge Loan on May 15, 2019 and used the proceeds to repay certain debt of InfraREIT subsidiaries. We repaid all outstanding amounts under the Bridge Loan in full on May 23, 2019 and, as a result, the Bridge Loan is no longer in effect. See Note 4 to Interim Financial Statements for more information relating to the Bridge Loan and its repayment.

On December 10, 2018, we entered into an unsecured term loan credit agreement in an aggregate principal amount of $350 million. We used the proceeds (net of the fees and expenses) for general corporate purposes, including to repay notes under our CP Program. The term loan credit agreement has a 12-month term maturing on December 9, 2019, and may be extended at our option up to an additional six months. At June 30, 2019, we had outstanding borrowings of $350 million under this term loan credit agreement bearing interest at a rate per annum of 2.96%.

The term loan credit agreement contains customary covenants for facilities of this type, restricting, subject to certain exceptions, us and our subsidiaries from, among other things, incurring additional liens, entering into mergers and consolidations, and sales of substantial assets. The term loan credit agreement also contains a senior debt-to-capitalization ratio covenant that effectively limits our ability to incur indebtedness in the future. At June 30, 2019, we were in compliance with this covenant and all other covenants in the term loan credit agreement. See “Credit Rating Provisions, Covenants and Cross Default Provisions” below for additional information on this covenant and the calculation of this ratio.

Regulatory Capital Structure — We have committed to the PUCT to maintain a regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes, which is currently 57.5% debt to 42.5% equity. Our actual regulatory capitalization ratio was 55.0% debt to 45.0% equity at June 30, 2019. See Note 7 to Interim Financial Statements for discussion of the regulatory capitalization ratio. Our ability to incur additional long-term debt is limited by our regulatory capital structure, as we are able to issue future long-term debt only to the extent that we are in compliance therewith.

Liquidity Needs, Including Capital Expenditures — We expect capital expenditures to total $2.1 billion in 2019 (including capital expenditures as a result of the InfraREIT Acquisition). Management currently expects to recommend to our board of directors capital expenditures of $2.3 billion to $2.5 billion in each of the years 2020 through 2023, based on the long-term plan presented to our board of directors and anticipated additional capital projects, including capital expenditures as a result of the InfraREIT Acquisition. These capital expenditures are expected to be used for investment in transmission and distribution infrastructure.

We expect cash flows from operations, combined with cash available under the CP Program and Credit Facility, to provide sufficient liquidity to fund current obligations, projected working capital requirements, maturities of long-term debt and capital spending for at least the next twelve months. Should additional liquidity or capital requirements arise, we may need to access capital markets, generate equity capital or preserve equity through reductions or suspension of distributions to members. In addition, we may also consider new debt issuances, repurchases, exchange offers and other transactions in order to refinance or manage our long-term debt. The inability to raise capital on favorable terms or failure of counterparties to perform under credit or other financial agreements, particularly during any uncertainty in the financial markets, could impact our ability to sustain and grow the business and would likely increase capital costs that may not be recoverable through rates.

We continuously evaluate opportunities to make selective strategic acquisitions involving regulated assets. Additional equity or debt capital may be required to complete any acquisition. In addition, any acquisition may be structured in such a manner that could result in the assumption of secured or unsecured debt and other liabilities. Any such transaction may require PUCT and other regulatory approvals. An acquisition may involve risks relating to the combination of assets and facilities, the diversion of management’s attention and the impact on our credit ratings. For information on the impacts of the recently completed InfraREIT Acquisition, see Note 11 to Interim Financial Statements.

Distributions — On July 30, 2019, our board of directors declared a cash distribution of $71 million, which was paid to our members on July 31, 2019. Management recommended, and our board of directors approved, that the remaining amount available for distribution be withheld to meet expected future requirements, including our capital structure objectives. On May 1, 2019, our board of directors declared a cash distribution of $71 million, which was paid to our members on May 2, 2019. On February 20, 2019, our board of directors declared a cash distribution of $71 million which was paid to our members on February 22, 2019.

During 2018, our board of directors declared, and we paid, the following cash distributions to our members:

Declaration Date	Payment Date	Amount
October 24, 2018	November 6, 2018	$179
July 25, 2018	August 1, 2018	$30

See Note 7 to Interim Financial Statements and Note 9 to Annual Financial Statements for a discussion of distribution restrictions.

Contributions — On May 15, 2019, in connection with the InfraREIT Acquisition, we received capital contributions in an aggregate amount of $1,330 million from the Equity Commitment Parties to fund the cash consideration and certain transaction expenses. These capital contributions were made pursuant to a commitment letter provided to us by the Equity Commitment Parties in October 2018 in connection with our entrance into the InfraREIT Merger Agreement that committed the Equity Commitment Parties to provide their pro rata share of capital contributions in an aggregate principal amount of up to $1,330 million. In addition, on July 29, 2019 and April 30, 2019, our members made capital contributions of $71 million and $70 million, respectively.

During 2018, we received the following capital cash contributions from our members:

Received	Amount
November 2018	$140
April 2018	$144

Pension and OPEB Plans Funding — Our funding for the pension plans and Oncor OPEB Plans in the calendar year 2019 is expected to total $41 million and $35 million, respectively. In the six months ended June 30, 2019, we made cash contributions to the pension plans and the Oncor OPEB Plans of $12 million and $18 million, respectively. Based on the funded status of the pension plans at December 31, 2018, our aggregate pension and Oncor OPEB plans funding is expected to total approximately $717 million in the period 2019 to 2023. In 2018, we made cash contributions to the pension and OPEB plans of $82 million and $41 million, respectively. See Note 8 to Interim Financial Statements and Note 10 to Annual Financial Statements for additional information regarding pension and OPEB plans.

Capitalization — Our capitalization ratios were 40.8% and 41.3% long-term debt, less amounts due currently, to 59.2% and 58.7% membership interests at December 31, 2018 and 2017, respectively. See Note 7 to Interim Financial Statements and Note 9 to Annual Financial Statements for discussion of the regulatory capitalization ratio.

Credit Rating Provisions, Covenants and Cross Default Provisions

Impact on Liquidity of Credit Ratings — The rating agencies assign credit ratings to certain of our debt securities. Our access to capital markets and cost of debt could be directly affected by our credit ratings. Any adverse action with respect to our credit ratings could generally cause borrowing costs to increase and the potential pool of investors and funding sources to decrease. In particular, a decline in credit ratings would increase the cost of our revolving credit facility (as discussed below). In the event any adverse action with respect to our credit ratings takes place and causes borrowing costs to increase, we may not be able to recover such increased costs if they exceed our PUCT-approved cost of debt determined in our most recent rate review or subsequent rate reviews.

Most of our large suppliers and counterparties require an expected level of creditworthiness in order for them to enter into transactions with us. If our credit ratings decline, the costs to operate our business could increase because counterparties could require the posting of collateral in the form of cash-related instruments, or counterparties could decline to do business with us.

A rating reflects only the view of a rating agency, and is not a recommendation to buy, sell or hold securities. Ratings can be revised upward or downward at any time by a rating agency if such rating agency decides that circumstances warrant such a change.

Material Credit Rating Covenants — The Credit Facility contains terms pursuant to which the interest rates charged under the agreement may be adjusted depending on credit ratings. Borrowings under the Credit Facility bear interest at per annum rates equal to, at our option, (i) adjusted LIBOR plus a spread ranging from 0.875% to 1.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) adjusted LIBOR plus 1.00%) plus a spread ranging from 0.00% to 0.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt. Based on the ratings assigned to our senior secured debt securities at June 30, 2019, our borrowings are generally LIBOR-based and will bear interest at LIBOR plus 1.00%. A decline in credit ratings would increase the cost of borrowings under the Credit Facility and likely increase the cost of our CP Program and any other debt issuances and additional credit facilities. The CP Program requires prompt notice to the dealer of any notice of intended or potential downgrade of our credit ratings.

Material Financial Covenants — Our Credit Facility, the term loan credit agreement we entered into in December 2018 (2018 Term Loan) and the Note Purchase Agreements each contain a financial covenant that requires maintenance of a consolidated debt-to-capitalization ratio of no greater than 0.65 to 1.00. For purposes of this ratio, debt is calculated as indebtedness defined in the applicable agreement (principally, the sum of long-term debt, any capital leases (referred to as finance leases under current accounting literature), short-term debt and debt due currently in accordance with GAAP). Capitalization for our Credit Facility and 2018 Term Loan is calculated as membership interests determined in accordance with GAAP plus debt described above. The ratio under our

Note Purchase Agreements is calculated as total debt (all debt of the company and subsidiaries on a consolidated basis) divided by the sum of total debt plus capitalization. Capitalization under the Note Purchase Agreements is calculated as membership interests plus liabilities for indebtedness maturing more than 12 months from the date of determination, with capitalization determined in accordance with GAAP and practices applicable to our type of business. At June 30, 2019, we were in compliance with this covenant and all other covenants under the Credit Facility, 2018 Term Loan and Note Purchase Agreements.

Material Cross Default Provisions — Certain financing arrangements contain provisions that may result in an event of default if there was a failure under other financing arrangements to meet payment terms or to observe other covenants that could result in an acceleration of payments due. Such provisions are referred to as “cross default” provisions.

Under the Credit Facility, the 2018 Term Loan, and the Note Purchase Agreements, a default by us or any subsidiary in respect of indebtedness in a principal amount in excess of $100 million or any judgments for the payment of money in excess of $100 million that are not discharged within 60 days may cause the maturity of outstanding balances under those facilities to be accelerated.

Under the Deed of Trust, an event of default under our indentures or, after all applicable notices have been given and all applicable grace periods have expired, under the Note Purchase Agreements, would permit the holders of our senior secured notes to exercise their remedies under the Deed of Trust.

Long-Term Contractual Obligations and Commitments — The following table summarizes our contractual cash obligations at June 30, 2019. See Notes 5 and 6 to Interim Financial Statements for additional disclosures regarding long-term debt and operating lease obligations.

Contractual Cash Obligations	Less Than One Year	One to Three Years	Three to Five Years	More than Five Years	Total
Long-term debt (a) – principal	$361	$157	$901	$6,458	$7,877
Long-term debt (a) – interest	357	717	637	4,024	5,735
Operating leases	16	47	26	7	96
Obligations under outsourcing agreements	53	29	—	—	82

Total contractual cash obligations	$787	$950	$1,564	$10,489	$13,790

(a)	Includes senior secured notes/debentures and the term loan credit agreement we entered into in December 2018.

The following are not included in the table above:

•

individual contracts that have an annual cash requirement of less than $1 million (however, multiple contracts with one counterparty that are more than $1 million on an aggregated basis have been included);

•	employment contracts with management;

•	estimated funding of the pension and OPEB plans totaling $76 million in 2019 and $717 million in total in the 2019 to 2023 period as discussed above under “Pension and OPEB Plans Funding”; and

•	capital expenditure commitments made as part of the Sempra Acquisition (see Note 2 to Annual Financial Statements).

Guarantees — At June 30, 2019, we did not have any material guarantees.

OFF-BALANCE SHEET ARRANGEMENTS

At June 30, 2019, we did not have any material off-balance sheet arrangements with special purpose entities or variable interest entities (VIEs).

COMMITMENTS AND CONTINGENCIES

See Note 6 to Interim Financial Statements for details of commitments and contingencies.

CHANGES IN ACCOUNTING STANDARDS

See Note 1 to Interim Financial Statements for discussion of changes in accounting standards.

REGULATION AND RATES

State Legislation

The Texas Legislature meets every two years. The current Legislature was in regular session from January 8, 2019 to May 27, 2019. However, at any time the governor of Texas may convene a special session of the Legislature. During any regular or special session bills may be introduced that, if adopted, could materially and adversely affect our business and our business prospects.

Matters with the PUCT

PUCT Matters Related to EFH Bankruptcy Proceedings and Sempra Acquisition — See Note 2 to Annual Financial Statements for information regarding the EFH Bankruptcy Proceedings and the Sempra Acquisition.

DCRF (PUCT Docket No. 48231) — On April 5, 2018, we filed with the PUCT, as well as cities with original jurisdiction over Oncor’s rates, an application for approval of a DCRF. The DCRF will allow Oncor to recover, primarily through its tariff for retail delivery service, certain costs related to its 2017 distribution investments. We requested a $19 million increase in annual distribution revenues in our DCRF application. On June 13, 2018, we filed an unopposed stipulation that reduced the annual distribution revenue increase from $19 million to $15 million. The PUCT approved the stipulation on August 30, 2018, and the distribution tariffs became effective September 1, 2018.

2017 Rate Review (PUCT Docket No. 46957) — In July 2017, we and certain parties to our rate review agreed to a settlement of that rate review, and on August 2, 2017 a settlement agreement was filed with the PUCT that settled all issues in the docket. On October 13, 2017, the PUCT issued an order approving the settlement of the rate review, subject to closing of the Sharyland Asset Exchange, which closed on November 9, 2017. As a result of the Sharyland Asset Exchange closing on November 9, 2017, the contingency in the PUCT order in PUCT Docket No. 46957 was met and our new rates as set forth in that order took effect on November 27, 2017. For more information on the 2017 Rate Review, see Note 3 to Annual Financial Statements.

Sharyland Asset Exchange (PUCT Docket No. 47469) — On July 21, 2017, we entered into the Sharyland Agreement with the Sharyland Entities. The Sharyland Agreement provided that we would exchange certain of our transmission assets and cash for certain of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. On October 13, 2017, the PUCT issued an order approving the Sharyland Asset Exchange and on November 9, 2017, the parties consummated the transactions. For more information on the Sharyland Agreement and the Sharyland Asset Exchange, see Note 14 to Annual Financial Statements.

Matters with the PUCT — For the status of regulatory proceedings related to DCRF (PUCT Docket No. 49427), the TCJA (Docket Nos. 48325 and 49160) and the AMS Final Reconciliation (PUCT Docket No. 49721), see Note 2 to Interim Financial Statements. On May 9, 2019, the PUCT issued a final order in Docket No. 48929 approving the transactions contemplated by the InfraREIT Acquisition, including the SDTS-SU Asset Exchange and the Sempra-Sharyland Transaction. For more information on the InfraREIT Acquisition, see Note 11 to Interim Financial Statements.

Summary

We cannot predict future regulatory or legislative actions or any changes in economic and securities market conditions. Such actions or changes could significantly alter our basic financial position, results of operations or cash flows.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Market risk is the risk that we may experience a loss in value as a result of changes in market conditions such as interest rates that may be experienced in the ordinary course of business. We may transact in financial instruments to hedge interest rate risk related to our debt, but there are currently no such hedges in place. At December 31, 2018 and 2017, all of our long-term debt except for the $350 million and $275 million term loan credit agreement balances at December 31, 2018 and 2017, respectively, carried fixed interest rates. The following table summarizes our long-term debt maturities at December 31, 2018.

	Expected Maturity Date
	2019	2020	2021	2022	2023	There- after	2018 Total Carrying Amount	2018 Total Fair Value	2017 Total Carrying Amount	2017 Total Fair Value
	(millions of dollars and percent)
Long-term debt (including current maturities):
Fixed rate debt amount (a)	$250	$126	$—	$882	$—	$4,868	$6,126	$6,736	$5,876	$6,878
Weighted average interest rate	2.15%	5.75%	—	5.68%	—	5.05%	5.03%	—	5.42%	—
Variable rate debt amount (a)	$350	$—	$—	$—	$—	$—	$350	$350	$275	$275
Average interest rate	3.44%	—	—	—	—	—	3.44%	—	2.45%	—

Total Debt	$600	$126	$—	$882	$—	$4,868	$6,476	$7,086	$6,151	$7,153

(a)	Excludes unamortized premiums, discounts and debt issuance costs. See Note 7 to Annual Financial Statements for a discussion of changes in long-term debt obligations.

At December 31, 2018, the potential reduction of annual pretax earnings over the next twelve months due to a one percentage-point (100 basis points) increase in floating interest rates on debt (including short-term borrowings) totaled $12 million.

Our 2018 Term Loan contains terms pursuant to which the interest rate charged can vary, at our option, depending on the selected interest period. Our revolving Credit Facility contains terms pursuant to which the interest rates charged under the agreement may be adjusted depending on credit ratings. For information on our interest rates charged under the revolving Credit Facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Financial Condition – Financial Covenants, Credit Rating Provisions and Cross Default Provisions – Material Credit Rating Covenants.”

Credit Risk

Credit risk relates to the risk of loss associated with nonperformance by counterparties. Our customers consist primarily of REPs. As a prerequisite for obtaining and maintaining certification, a REP must meet the financial resource standards established by the PUCT. Meeting these standards does not guarantee that a REP will be able to perform its obligations. REP certificates granted by the PUCT are subject to suspension and revocation for significant violation of PURA and PUCT rules. Significant violations include failure to timely remit payments for invoiced charges to a transmission and distribution utility pursuant to the terms of tariffs approved by the PUCT. We believe PUCT rules that allow for the recovery of uncollectible amounts due from REPs through rates significantly reduce our credit risk.

Our exposure to credit risk associated with trade accounts receivable totaled $656 million at June 30, 2019 and $562 million at December 31, 2018. The receivable amount is before the allowance for uncollectible accounts, which totaled $4 million at June 30, 2019 and $3 million at December 31, 2018. The exposure includes trade accounts receivable from REPs totaling $475 million and $433 million at June 30, 2019 and December 31, 2018, respectively, which are almost entirely noninvestment grade. At June 30, 2019, REP subsidiaries of our two largest customers represented 13% and 10% of the trade receivable balance, respectively. At December 31, 2018, REP subsidiaries of our two largest customers represented approximately 13% and 10% of the trade receivable balance. No other parties represented 10% or more of the total trade accounts receivable balance at June 30, 2019 or December 31, 2019. We view our exposure to these customers to be within an acceptable level of risk tolerance considering PUCT rules and regulations; however, this concentration increases the risk that a default could have a material effect on cash flows.

Our net exposure to credit risk associated with trade accounts and other receivables from affiliates was zero at both June 30, 2019 and December 31, 2018.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The names of our directors and information about them, as furnished by the directors themselves, are set forth below:

Name	Age	Business Experience and Qualifications
James R. Adams	80

James R. Adams has served as a member of our board of directors since July 2015. He served as Chairman of our board of directors from July 2015 to the closing of the Sempra Acquisition in March 2018. Mr. Adams has served as a business consultant, business advisor and private investor since 1998. He previously served from 1996 to 1998 as the Chairman of Texas Instruments Incorporated, a NASDAQ-listed, global Fortune 500 semiconductor company. Prior to 1996, Mr. Adams had an extensive career in the telecommunications industry, serving in various leadership positions with SBC Communications (now AT&T Inc.) and its affiliates and predecessors from 1965 until his retirement in 1995, including serving as Group President of SBC Communications Inc. from 1993 to 1995, President and CEO of Southwestern Bell Telephone Company from 1989 to 1993, President of the Texas division of Southwestern Bell from 1984 to 1989, and Executive Vice President of AT&T Residence Business from 1981 to 1984. Mr. Adams currently serves as a senior advisor to Texas Next Capital, a private equity partnership that invests in Texas businesses to drive economic growth in Texas. He also serves on the boards of directors of TransPecos Financial Corp. and TransPecos Development Corp. and several non-profit organizations, including serving as Chairman of University Health System, a county government-owned public district hospital for the San Antonio, Texas metropolitan area. He previously served as a board member of Texas Instruments Inc. from 1989 to 2010, and as a board member of Storage Tek Inc., Inet Inc., Prodigy Inc., Telefonos de Mexico, Republic Bank Corporation, and Interfirst Corporation.

We believe Mr. Adam’s extensive leadership, business, and board experience bring great value to our company and our board of directors. Mr. Adams’s decades of board service for various public and private companies, including over 20 years of board experience with Texas Instruments, two of which as Chairman, provides our board of directors with a unique understanding of corporate governance. In addition, Mr. Adams’s 30 years of experience at SBC Communications brings significant management expertise to our board of directors. His roles at SBC Communications also provided him with a great deal of experience in the regulated telecommunications industry, and we believe that regulatory experience is of great value to our regulated transmission and distribution company.

George W. Bilicic (3)	56

George W. Bilicic has served as a member of our board of directors since August 2019. He is Group President of Sempra, where he oversees the company’s strategy, corporate development and legal activities. From 2002 until joining Sempra in June 2019, Mr. Bilicic was with Lazard Ltd., where he served in various roles, including as Vice Chairman of Investment Banking, Head of U.S. Midwest Investment Banking, Global Head of Power, Energy & Infrastructure and as a member of Lazard’s Investment Banking Committee and Global Executive Committee. Mr. Bilicic also served as Managing Director and Head of Infrastructure at Kohlberg Kravis Roberts & Co. from May 2008 to October 2008, but rejoined Lazard in late 2008. From 2001 until joining Lazard in 2002, Mr. Bilicic served as a Managing Director at Merrill Lynch & Co., Inc., and he was a partner in the law firm of Cravath, Swaine & Moore LLP from 1995 to 2000. Mr. Bilicic serves on the boards of directors of Infraestructura Energética Nova, S.A.B. de C.V. (an entity indirectly majority-owned by Sempra that develops, builds and operates energy infrastructure in Mexico and is listed on the Mexican Stock Exchange), Polaris Industries Inc. (a New York Stock Exchange listed manufacturer of powersports vehicles), and Oncor Holdings. Mr. Bilicic also serves on the board of directors or equivalent of the HistoryMakers, the Mayo Clinic, and Georgetown University Law Center.

Mr. Bilicic was appointed by Sempra (through Oncor Holdings) as a member of our board of directors pursuant to Sempra’s indirect right under the Limited Liability Company Agreement to designate two directors. We believe Mr. Bilicic’s extensive financial, management and operations experience qualifies him to serve on our board of directors. In addition, his extensive knowledge and experience in utility and energy infrastructure matters brings great value to our board of directors and our company.

Name	Age	Business Experience and Qualifications
Thomas M. Dunning (3)	76

Thomas M. Dunning has served as a member of our board of directors since October 2007 and in July 2010 was elected Lead Independent Director by our board of directors. Since his retirement in 2008 as Chairman of Lockton Dunning Benefits, a company specializing in the design and servicing of employee benefits, he has served as Chairman Emeritus. Mr. Dunning also served as Chairman and Chief Executive Officer of Lockton Dunning Benefit Company, its predecessor company, from 1998 to 2007 following the 1998 acquisition of Dunning Benefits Corporation by the Lockton Group of Companies. Mr. Dunning currently serves on the boards of directors of Oncor Holdings, and a number of non-profit organizations. He is also a former Chairman of Dallas Fort Worth International Airport board and a former director of the Southwestern Medical Foundation, as well as a former director of American Beacon Funds.

We believe Mr. Dunning’s experience with employee benefit programs and his understanding of employee benefits as part of an overall employee compensation program is important to Oncor in his roles as a director and member of the Organization and Compensation Committee (O&C Committee). As member and former chair of the O&C Committee, overseeing the design and effectiveness of Oncor’s executive compensation programs, Mr. Dunning offers broad experience in understanding and addressing compensation-related issues and challenges. His past appointments by Texas Governors as Chairman of the Texas Water Development Board and a director on the boards of the Texas Department of Transportation, Texas Department of Human Services and Texas Department of Criminal Justice, as well as his past service as Chairman of the Dallas/Fort Worth International Airport board, add to the extensive experience and leadership skills Mr. Dunning provides to our board. His experience and familiarity with Texas government, combined with over 50 years of experience in business and strong record of civic involvement in Texas, are valuable to our Texas-based business.

Robert A. Estrada (1)	72

Robert A. Estrada has served as a member of our board of directors since October 2007. Mr. Estrada is Chief Compliance Officer, Senior Managing Director and Chairman Emeritus of Estrada Hinojosa & Company, Inc., an investment banking firm specializing in public finance that he co-founded in 1992. In addition to these positions, he also previously served as Chairman of the Board and as President and Chief Executive Officer of the firm. Since its inception, Estrada Hinojosa & Company, Inc. has been involved in municipal bond underwritings totaling over $80 billion and has provided financial advisory services on financings totaling more than $50 billion. Mr. Estrada is a member of the boards of directors of Oncor Holdings and several civic and arts organization boards. From 2001 until 2008, Mr. Estrada served on the Board of Regents of the University of Texas System, a system with over 60,000 employees and a budget of approximately $14 billion, pursuant to an appointment by the Governor of Texas. While serving on the University of Texas System Board of Regents, Mr. Estrada chaired its audit, compliance and management review committee. From 2004 until 2010, he served two consecutive terms on the board of directors of the Federal Reserve Bank of Dallas. From 1990 to 1994, Mr. Estrada also served on the board of directors of the Student Loan Marketing Association (Sallie Mae), a $45 billion entity and was a member of the board’s executive committee.

We believe Mr. Estrada’s skills and experience in the financial and legal sectors qualify him to serve as a director of Oncor and chair of the Audit Committee. We also believe his comprehensive understanding of financial, compliance and business matters pertinent to us and his experience in serving large clients and boards regarding these matters are significant assets to our board. Mr. Estrada also has over 30 years of legal experience as a securities attorney, giving him a familiarity with securities law issues and investor disclosure requirements relevant to our company.

Name	Age	Business Experience and Qualifications
Printice L. Gary (1)	73

Printice L. Gary has served as a member of our board of directors since February 2014. Mr. Gary is the founding partner of, and since its founding in 1991 has served as the chief executive officer of, Carleton Residential Properties, a real estate firm engaged in investing, developing, general contracting and asset management of properties throughout Texas and the Southwest. His prior business experience includes serving as a Texas division partner for multi-family development with Trammel Crow Residential from 1985 to 1991 and serving as the president of Centex Corporation’s homebuilding and mortgage banking subsidiary, Fox & Jacobs Homes, from 1978 to 1985. Mr. Gary also served on the board of directors of the National Equity Fund, Inc., a Chicago-based nonprofit tax credit syndicator and asset manager from 2012 to 2016. Mr. Gary currently serves on the board of directors of Preservation of Affordable Housing Inc. (Boston, Massachusetts) and the board of directors of Oncor Holdings. Mr. Gary has served on the governing bodies of various state entities pursuant to appointments by the Governor(s) of Texas, including the board of directors of the University of Texas Investment Management Company, a $27 billion endowment fund, from 2009 until 2013, the University of Texas System Board of Regents from 2007 until 2013, where he was chairman of the facilities planning and construction committee, the University of Texas System Board for Lease of University Lands from 2008 to 2013, the Texas State Tax Reform Commission in 2003, and the North Texas Tollway Authority board of directors from 1996 to 2000.

We believe Mr. Gary’s extensive skills and experience in the business and financial sectors are a significant asset to us in his role both as a director of Oncor and as a member of the Audit Committee. In addition, Mr. Gary’s entrepreneurial background, founding Carleton Residential Properties, a residential real estate company active for more than 25 years across Oncor’s prime North Texas service territory brings valuable development and construction experiences to our board of directors. His experience with Texas government through his service on various state entities also brings great value to our Texas-based business.

William T. Hill, Jr. (2)	77

William T. Hill, Jr. has served as a member of our board of directors since October 2007. Mr. Hill currently practices law with the law firm of William T. Hill, Jr., Attorney at Law, a firm he established in 2007. Until 2012, he was also of counsel to the Dallas criminal defense law firm of Fitzpatrick Hagood Smith & Uhl LLP. In 2007, he served as Director of Strategic Initiatives of Mercy Street Ministries. From 1999 to 2007, Mr. Hill was Criminal District Attorney of the Dallas County District Attorney’s office. Mr. Hill serves on the boards of directors of Hilltop Holdings, Incorporated, a New York Stock Exchange listed company in the insurance industry, Oncor Holdings and a number of charitable organizations and previously served on the board of directors of the Baylor Hospital Foundation.

We believe Mr. Hill’s experience of over 50 years with legal and compliance matters, along with his management of a large group of highly skilled professionals, have given him considerable knowledge concerning many matters that come before our board of directors. In addition, as District Attorney he developed judgment and decision-making abilities that assist him today in evaluating and making decisions on issues that face our board of directors. Mr. Hill has also served on several civic and charitable boards, which has given him invaluable experience in corporate governance matters.

Timothy A. Mack (2)	67

Timothy A. Mack has served as a member of our board of directors since February 2014. Mr. Mack currently is of counsel to the Dallas, Texas law firm, Matheson & Marchesoni PLLC. Mr. Mack was a member of the Dallas, Texas law firm, Mack Matheson & Marchesoni PLLC, from March 2009 until his retirement in August 2017. Prior thereto, Mr. Mack was a partner at an international law firm, Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP), and its predecessor firm in Dallas, Texas, where he had practiced law since 1980. Mr. Mack’s law practice focuses on energy-related matters, particularly finance, securities, corporate and partnership law, corporate governance and mergers and acquisitions. Mr. Mack is a member of the board of directors of Oncor Holdings and various local non-profit organizations.

We believe Mr. Mack’s experience of over 30 years in advising energy companies in finance, securities, corporate governance and merger and acquisition matters, as well as his prior experience in participating in the management of a large international law firm, brings to the Board additional knowledge and valuable first-hand experience with the duties of directors.

Name	Age	Business Experience and Qualifications
Jeffrey W. Martin (1)	57

Jeffrey W. Martin has served as a member of our board of directors since the March 2018 closing of the Sempra Acquisition. Mr. Martin has served as Chief Executive Officer and a member of the board of directors of Sempra since May 1, 2018, and has served as Chairman of Sempra since December 1, 2018. Mr. Martin served as Executive Vice President and Chief Financial Officer of Sempra from January 2017 to April 30, 2018. Mr. Martin served at San Diego Gas & Electric Company (SDG&E), an indirect subsidiary of Sempra, as the Chief Executive Officer and a director, from January 2014 to December 2016, as the Chairman from November 2015 to December 2016 and as the President from October 2015 to December 2016. From 2010 to 2013, Mr. Martin served as the President and Chief Executive Officer of Sempra U.S. Gas & Power (USGP), a business unit of Sempra, and USGP’s predecessor organization, Sempra Generation, and before that, served as the Vice President of Investor Relations for Sempra. Prior to joining Sempra in December 2004, Mr. Martin was chief financial officer of NewEnergy, Inc. He also formerly served as corporate counsel at UniSource Energy Corporation and was an attorney at the law firm of Snell & Wilmer, LLP. Mr. Martin is also a member of the board of directors of Oncor Holdings and is on the Business Roundtable and the board of trustees of the University of San Diego. He previously served on the boards of directors of the Edison Electric Institute, California Chamber of Commerce and National Association of Manufacturers.

Mr. Martin was appointed by Sempra (through Oncor Holdings) as a member of our board of directors pursuant to Sempra’s indirect right under the Limited Liability Company Agreement to designate two directors. We believe Mr. Martin’s extensive financial, management and operations experience qualifies him to serve on our board of directors. In addition, his extensive knowledge and experience in utility and energy infrastructure matters brings great value to our board of directors and our company.

Helen Newell (1)	51

Ms. Newell has served as a member of our board of directors since July 2019. Ms. Newell has served as a Senior Vice President—Infrastructure for GIC Special Investments Pte Ltd (GIC) focused on asset management in the Americas since October 2018. Ms. Newell has over 20 years of experience in operations and corporate roles in the infrastructure, transportation and mining sectors. Before joining GIC, Ms. Newell held various roles at Rio Tinto PLC and Rio Tinto Limited, a global diversified mining company listed on the London Stock Exchange and Australian Securities Exchange, serving as Global Head of Risk from 2014 until 2018 and Vice President—Infrastructure from 2011 until 2014. Prior to joining Rio Tinto, Ms. Newell worked for several Australian listed transportation and infrastructure companies. Ms. Newell began her career in management consulting, working on various transportation and telecommunications projects in Australia, Asia and North America. Ms. Newell currently serves on the board of directors of Duquesne Holdings, LLC, Duquesne Light Holdings Inc., Duquesne Light Company, ABP (Jersey) Limited, ABPA Holdings Limited and Associated British Ports Holdings Limited.

Ms. Newell was appointed as a member of our board of directors by Texas Transmission pursuant to Texas Transmission’s right under our Limited Liability Company Agreement to designate two directors. We believe Ms. Newell’s extensive business, operations and management experience qualifies her to serve on our board of directors. In addition, her extensive knowledge and experience in infrastructure matters brings great value to our board of directors and our company.

Name	Age	Business Experience and Qualifications
E. Allen Nye, Jr.	52

E. Allen Nye, Jr. has served as a member of our board of directors and our Chief Executive since the March 2018 closing of the Sempra Acquisition. From January 2011 until March 2018, Mr. Nye served as our Senior Vice President, General Counsel and Secretary, and in such role was responsible for overseeing all of Oncor’s legal and compliance matters. In January 2013, his responsibilities were expanded to include oversight of all regulatory and governmental affairs activity of Oncor. From June 2008 until joining Oncor, Mr. Nye practiced law as a partner in the Dallas office of Vinson & Elkins LLP, where he focused on representation of regulated energy companies before state and federal government agencies, including the PUCT, the State Office of Administrative Hearings and the FERC. Prior to Vinson & Elkins, Mr. Nye was a partner in the law firm of Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP) from January 2002 until May 2008. Mr. Nye is a member of the board of directors of Oncor Holdings and since January 2019, also serves as a member of the board of directors of Infraestructura Energética Nova, S.A.B. de C.V., an entity indirectly majority-owned by Sempra that develops, builds and operates energy infrastructure in Mexico and is listed on the Mexican Stock Exchange.

As our Chief Executive, Mr. Nye brings his unique knowledge of our company and our industry to the board of directors. His prior experience as Senior Vice President, General Counsel and Secretary of Oncor and vast experience in the energy industry and first hand knowledge of and experience with state and federal government and regulatory agencies brings great value and benefit to our board of directors and company. Mr. Nye’s previous experience as Senior Vice President, General Counsel and Secretary of Oncor also brings to the board additional knowledge and valuable first-hand experience with the duties of directors and governance matters.

Robert S. Shapard	64

Robert S. Shapard has served as a member of our board of directors since April 2007. He has served as Chairman of our board of directors since the March 2018 closing of the Sempra Acquisition and before that, served as Chairman from April 2007 until July 2015. From April 2007 until the March 2018 closing of the Sempra Acquisition, he also served as Chief Executive of Oncor. Mr. Shapard joined EFH Corp.’s predecessor in October 2005 as a strategic advisor, helping implement and execute growth and development strategies for Oncor. Between March and October 2005, he served as Chief Financial Officer of Tenet Healthcare Corporation, one of the largest for-profit hospital groups in the United States, and was Executive Vice President and Chief Financial Officer of Exelon Corporation, a large electricity generator and utility operator, from 2002 to February 2005. Before joining Exelon, he was executive vice president and chief financial officer of Ultramar Diamond Shamrock, a North American refining and marketing company, since 2000. Previously, from 1998 to 2000, Mr. Shapard was CEO and managing director of TXU Australia Pty. Ltd., a subsidiary of the former TXU Corp., which owned and operated electric generation, wholesale trading, retail, and electric and gas regulated utility businesses. Mr. Shapard has served since September 2013 as a member of the board of directors of Leidos Holdings, Inc. (formerly SAIC, Inc.), a New York Stock Exchange-listed provider of scientific, engineering and systems integration service, and currently serves as lead director as well as chair of the governance and ethics committee and as a member of the audit and finance committee. Mr. Shapard is also a director of Oncor Holdings.

As our former Chief Executive, Mr. Shapard brings his unique knowledge of our company and our industry to the board of directors. His prior experience with EFH Corp., Exelon and as CEO of TXU Australia gives him extensive leadership experience in the electric industry in both regulated and unregulated markets. Mr. Shapard’s previous experience as chief financial officer of Tenet Healthcare Corporation and Ultramar Diamond Shamrock provided him with substantial experience in other complex financial and business environments.

Name	Age	Business Experience and Qualifications
Richard W. Wortham III (2) (3)	81

Richard W. Wortham III has served as a member of our board of directors since October 2007. Since 1976, he has served as Trustee of The Wortham Foundation, Inc., a private philanthropic foundation with assets of approximately $260 million dedicated to the support and development of Houston’s cultural fabric. Mr. Wortham has held various offices at The Wortham Foundation, Inc., currently serving as the President, a position he has held since November 2018, and previously serving as the Chairman from November 2014 until November 2018, the President from 2011 until November 2014, the Secretary and Treasurer from 2008 until 2011 and the Chairman and the Chief Executive Officer from 2005 until 2008. Mr. Wortham also serves as a Trustee and member of the audit committee of HC Capital Trust, a $14 billion family of mutual funds, and a Life Trustee of The Museum of Fine Arts, Houston. Mr. Wortham is also a director of Oncor Holdings. Additionally, Mr. Wortham has held a leadership role in several companies, including a founding role in several national banks.

We believe Mr. Wortham’s over 30 years of extensive business and civic experience qualify him to serve on our board of directors and chair our O&C Committee. Mr. Wortham also currently serves on the executive, finance, audit and investment committees of the Museum of Fine Arts, Houston, which presently has an endowment of approximately $1 billion. Mr. Wortham’s experience has given him substantial and significant knowledge and experience regarding financial management and corporate governance matters relevant to our board of directors.

Steven J. Zucchet (2) (3)	54

Steven J. Zucchet has served as a member of our board of directors since November 2008. Mr. Zucchet is a Managing Director of OMERS Infrastructure Management Inc. (OMERS Infrastructure) (formerly Borealis Infrastructure Management, Inc.), an investment arm of Canada’s OMERS pension plan, a position he has held since September 2014, having previously served as a Senior Vice President of OMERS Infrastructure from November 2003 until September 2014. From 1996 until joining OMERS Infrastructure, Mr. Zucchet served as Chief Operating Officer of Enwave Energy Ltd., where he was responsible for operations and major infrastructure projects. In his role as an officer of OMERS Infrastructure, Mr. Zucchet has also been appointed as an officer and director of several OMERS Infrastructure affiliates and companies in which OMERS Infrastructure invests. Through OMERS Infrastructure, Mr. Zucchet has served since April 2019 on the boards of directors of Puget Energy, Inc. and Puget Sound Energy, Inc., a regulated gas and electric utility in the State of Washington and also currently serves on the board of directors of Bruce Power, an eight reactor nuclear site located in Ontario, Canada. His focus at OMERS Infrastructure is in the energy sector, where he has lead the pursuit of investment opportunities in the energy sector and is currently responsible for leading the asset management of several of its portfolio investments.

Mr. Zucchet was appointed as a member of our board of directors by Texas Transmission pursuant to Texas Transmission’s right under the Limited Liability Company Agreement to designate two directors. We believe Mr. Zucchet’s extensive experience in the energy industry gives him an important and valuable understanding of our business, and that experience, along with his business, management and operations experience, qualifies him to serve on our board of directors.

(1)	Member of Audit Committee.
(2)	Member of Nominating and Governance Committee.
(3)	Member of Organization & Compensation Committee.

Director Appointments

As of March 9, 2018, pursuant to our Limited Liability Company Agreement (which was amended and restated in connection with the Sempra Acquisition) and the Sempra Order, the board of directors of Oncor is required to consist of thirteen members, constituted as follows:

•

seven members, which we refer to as disinterested directors, who (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years;

•	two members shall be designated by Sempra (through Oncor Holdings);

•	two members shall be appointed by Texas Transmission; and

•	two members shall be current and/or former officers of Oncor (each, an Oncor Officer Director).

Mr. Martin and Mr. Bilicic were designated to serve on our board of directors by Sempra (through Oncor Holdings) and Ms. Newell and Mr. Zucchet were each designated to serve on our board of directors by Texas Transmission. Directors appointed by Sempra and Texas Transmission are referred to as member directors.

Our Limited Liability Company Agreement provides that seven of our directors will be disinterested directors under the standards set forth in our Limited Liability Company Agreement. See “Certain Relationships and Related Transactions, and Director Independence — Director Independence” for a discussion of the director qualifications. We have determined that Messrs. Adams, Dunning, Estrada, Gary, Hill, Mack and Wortham are disinterested directors. Disinterested directors are appointed by the nominating committee of Oncor Holdings’ board of directors subject to the approval by a majority of the disinterested directors of Oncor Holdings’ board of directors. The nominating committee of Oncor Holdings is required to consist solely of disinterested directors. The Sempra Order and our Limited Liability Company Agreement provide that the current disinterested directors of Oncor will serve, if willing and able, for a term of three years from the closing of the Sempra Acquisition (subject to continuing to meet the disinterested director requirements). Thereafter, two of these directors will roll off of the board every two years, with the nominating committee of Oncor Holdings (subject to approval by a majority of the disinterested directors of the Oncor Holdings board of directors) determining the order of departure of these directors. Each new disinterested director will have a term of four years and the appointment of such directors will be consistent with the mandatory retirement age of 75, with each disinterested director’s term being able to be renewed for only one additional term of four years. To the extent any disinterested director is removed, retires or is otherwise unable to or unwilling to serve, a replacement new disinterested director will be chosen by the nominating committee of Oncor Holdings and subject to approval by a majority vote of the disinterested directors of Oncor Holdings’ board of directors. Any change to the size, composition, structure or rights of the boards must first be approved by the PUCT.

Oncor Holdings, at the direction of STIH (a subsidiary of STH, which is a wholly owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition), has the right, pursuant to the terms of our Limited Liability Company Agreement, to nominate two directors that are current or former officers of Oncor, subject to approval of any such nomination by a majority of the Oncor board of directors. Mr. Shapard and Mr. Nye serve as these directors. Our Limited Liability Company Agreement provides that until March 9, 2028, to be eligible to serve as an Oncor Officer Director, a current and/or former Oncor officer cannot have worked for Sempra or any of its affiliates (other than Oncor or Oncor Holdings) or any such entity’s affiliates, or any other direct or indirect beneficial owner of Oncor in the ten years prior to commencement of such officer’s employment with Oncor.

Audit Committee

The Audit Committee is a separately-designated standing audit committee, established in accordance with section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. Our Audit Committee is composed of Messrs. Estrada, Gary, Martin and Ms. Newell. Each of Messrs. Estrada and Gary is an “audit committee financial expert” as defined in Item 407(d)(5) of SEC Regulation S-K. Messrs. Estrada and Gary are disinterested directors under the standards set forth in our Limited Liability Company Agreement. See “Certain Relationships and Related Transactions, and Director Independence – Director Independence” for a description of the requirements to be deemed disinterested.

Mr. Martin is a member director appointed by Sempra (through Oncor Holdings) and Ms. Newell is a member director appointed by Texas Transmission.

Executive Officers

The names of our executive officers and information about them, as furnished by the executive officers themselves, are set forth below:

Name	Age	Positions and Offices Presently Held	Business Experience (Preceding Five Years)
E. Allen Nye, Jr.	52	Chief Executive and Director	E. Allen Nye, Jr. has served as a member of our board of directors and our Chief Executive since the March 2018 closing of the Sempra Acquisition. From January 2011 until March 2018, Mr. Nye served as our Senior Vice President, General Counsel and Secretary, and in such role was responsible for overseeing all of Oncor’s legal and compliance matters. In January 2013, his responsibilities were expanded to include oversight of all regulatory and governmental affairs activity of Oncor. From June 2008 until joining Oncor, Mr. Nye practiced law as a partner in the Dallas office of Vinson & Elkins LLP, where he focused on representation of regulated energy companies before state and federal government agencies, including the PUCT, the State Office of Administrative Hearings and the FERC. Prior to Vinson & Elkins, Mr. Nye was a partner in the law firm of Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP) from January 2002 until May 2008. Mr. Nye is a member of the board of directors of Oncor Holdings and since January 2019, also serves as a member of the board of directors of Infraestructura Energética Nova, S.A.B. de C.V., an entity indirectly majority-owned by Sempra that develops, builds and operates energy infrastructure in Mexico and is listed on the Mexican Stock Exchange.

Joel S. Austin	55	Senior Vice President and Chief Digital Officer	Joel S. Austin has served as our Senior Vice President since the March 2018 closing of the Sempra Acquisition and as our Chief Digital Officer since February 2019. From May 2010 until March 2018, he served as our Vice President and Chief Information Officer. In his role as Senior Vice President and Chief Digital Officer, Mr. Austin oversees activities including market relations, customer engagement, measurement and billing, as well as the information technology function. He joined Oncor in 2008 and has held a leadership position in the information technology function since that time. Prior to joining Oncor in 2008, Mr. Austin served in a number of positions within EFH Corp. and EFH Corp.’s predecessor, including roles in information technology, operations, sourcing management and business development since 1990. Mr. Austin has extensive experience in technology, management consulting, operations, cybersecurity, and global delivery management.

Walter Mark Carpenter	67	Senior Vice President, T&D Operations	Walter Mark Carpenter has served as our Senior Vice President, T&D Operations since October 2011, and in such role is responsible for overseeing transmission grid management operations and Oncor’s interface with ERCOT. Mr. Carpenter also oversees Oncor’s distribution operation centers, as well as Oncor’s distribution management and transmission management systems supporting such operations, and, since March 2018, he has been responsible for Oncor’s environmental and NERC compliance activities. From February 2010 until October 2011 he served as our Vice President and Chief Technology Officer, and from 2008 until February 2010 he served as our Vice President and Chief Information Officer. Mr. Carpenter has served EFH Corp’s predecessor and Oncor for over 40 years and has held various field management and engineering management positions in transmission and distribution. Mr. Carpenter is a registered Professional Engineer in the State of Texas and is a member of the Institute of Electrical and Electronic Engineers (IEEE) Power System Relaying Committee and the Texas Society of Professional Engineers.

Name	Age	Positions and Offices Presently Held	Business Experience (Preceding Five Years)
Don J. Clevenger	49	Senior Vice President and Chief Financial Officer	Don J. Clevenger has served as our Senior Vice President and Chief Financial Officer since the March 9, 2018 closing of the Sempra Acquisition. From January 2013 until March 2018, he served as our Senior Vice President, Strategic Planning. From February 2010 through December 2012, he served as our Senior Vice President, External Affairs and before that, served as our Vice President, External Affairs from June 2008 until February 2010. Mr. Clevenger also served as our Vice President, Legal and Corporate Secretary from December 2007 to June 2008. Between November 2005 and December 2007, Mr. Clevenger held a leadership position in our company with various legal and regulatory responsibilities. Prior to his transfer to Oncor in November 2005, he was Senior Counsel of the Business Services unit of EFH Corp. since April 2004. Mr. Clevenger was a partner in the law firm of Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP) before he joined EFH Corp.’s predecessor.

Deborah L. Dennis	65	Senior Vice President, Human Resources & Corporate Affairs, and Chief Customer Officer	Deborah L. Dennis has served as our Senior Vice President, Human Resources & Corporate Affairs since January 2013, and as our Chief Customer Officer since the March 2018 closing of the Sempra Acquisition. In her role as Senior Vice President, Human Resources & Corporate Affairs, and Chief Customer Officer, Ms. Dennis oversees activities including customer service, community relations, economic development initiatives, human resources and corporate affairs. Ms. Dennis has been employed with Oncor and its predecessors and affiliates for 40 years in a number of corporate and customer service functions, including 13 years as a Vice President, most recently serving as Vice President of Corporate Affairs from 2011 to December 2012, and Vice President—Dallas Customer Operations from 2007 to 2011. Ms. Dennis has extensive experience in customer services, human resources, supply chain, outsourcing management and corporate philanthropy.

James A. Greer	59	Executive Vice President and Chief Operating Officer	James A. Greer has served as our Executive Vice President since the March 2018 closing of the Sempra Acquisition and as Chief Operating Officer since October 2011. Mr. Greer previously served as our Senior Vice President and Chief Operating Officer from October 2011 until March 2018. From October 2007 until October 2011, he served as our Senior Vice President, Asset Management and Engineering and in such role was responsible for the development of strategies, policies and plans for optimizing the value and performance of electric delivery systems and related assets. From 2004 to 2007, Mr. Greer served a similar role as our Vice President. Since joining EFH Corp.’s predecessor in 1984, Mr. Greer has held a number of leadership positions within Oncor and EFH Corp. in such areas as engineering, operations and governmental relations. Mr. Greer is a registered Professional Engineer in the State of Texas.

Name	Age	Positions and Offices Presently Held	Business Experience (Preceding Five Years)
Matthew C. Henry	50	Senior Vice President, General Counsel & Secretary	Matthew C. Henry has served as our Senior Vice President, General Counsel and Secretary since the March 2018 closing of the Sempra Acquisition, and in such role is responsible for overseeing all of Oncor’s legal and compliance matters as well as its regulatory and governmental affairs activity. From June 2008 until joining Oncor in March 2018, Mr. Henry practiced law as a partner in the Dallas office of Vinson & Elkins LLP, where he led the firm’s energy regulatory practice and focused on representation of regulated energy companies before state and federal government agencies, including the PUCT, the State Office of Administrative Hearings and the FERC. Prior to joining Vinson & Elkins, Mr. Henry was a partner in the law firm of Hunton & Williams LLP (now known as Hunton Andrews Kurth LLP) from January 2002 until May 2008.

There is no family relationship between any of our executive officers, between any of our directors, or between any executive officer and any director.

Code of Conduct

We maintain certain corporate governance documents on our website at www.oncor.com. Our Code of Conduct can be accessed by selecting “Corporate Governance” under the “Investors” tab on the website. Our Code of Conduct applies to all of our employees and officers, including our Chief Executive, Chief Operating Officer, Chief Financial Officer and Controller, and it also applies to our directors, except for provisions pertinent only to employees. Any amendments to our Code of Conduct will be posted on our website promptly. Printed copies of the corporate governance documents that are posted on our website are available to any person without charge upon written request to the Corporate Secretary of Oncor Electric Delivery Company LLC at 1616 Woodall Rodgers Freeway, Suite 7E-002, Dallas, Texas 75202-1234.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

In this Compensation Discussion and Analysis, we describe our executive compensation philosophy and the elements of our executive compensation program. We also discuss how the executive officers named in the Summary Compensation table (our Named Executive Officers) were compensated in 2018. In 2018, our Named Executive Officers, as well as their current titles (or former titles in 2018 in the case of former executives), were:

Name	Title
E. Allen Nye, Jr.(1)	Chief Executive

Don. J .Clevenger(2)	Senior Vice President and Chief Financial Officer

Deborah L. Dennis(3)	Senior Vice President, Human Resources & Corporate Affairs and Chief Customer Officer

James A. Greer(4)	Executive Vice President and Chief Operating Officer

Matthew C. Henry(5)	Senior Vice President, General Counsel and Secretary

Robert S. Shapard(6)	Former Chief Executive (until March 9, 2018) and current non-executive Chairman of the Board

David M. Davis(7)	Former Senior Vice President & Chief Financial Officer (until March 9, 2018), and Former Executive Vice President, Strategy & Planning (until December 31, 2018)

Michael E. Guyton(8)	Former Chief Customer Officer (until March 9, 2018), and Former Senior Vice President (until July 1, 2018)

(1)	Mr. Nye became Chief Executive on March 9, 2018, upon the closing of the Sempra Acquisition. Until that date he served as our Senior Vice President, General Counsel and Secretary.
(2)

Mr. Clevenger became Senior Vice President and Chief Financial Officer on March 9, 2018, upon the closing of the Sempra Acquisition. Until that date he served as our Senior Vice President, Strategic Planning.

(3)	Ms. Dennis became Chief Customer Officer on March 9, 2018, upon the closing of the Sempra Acquisition. She assumed that role in addition to her role as Senior Vice President, HR & Corporate Affairs.
(4)

Mr. Greer was promoted from Senior Vice President and Chief Operating Officer to Executive Vice President and Chief Operating Officer effective March 9, 2018, upon the closing of the Sempra Acquisition.

(5)	Mr. Henry joined Oncor as Senior Vice President, General Counsel and Secretary on March 16, 2018, following the closing of the Sempra Acquisition.
(6)

Mr. Shapard resigned from the office of Chief Executive on March 9, 2018, upon the closing of the Sempra Acquisition, and retired from Oncor effective April 1, 2018. Upon closing of the Sempra Acquisition Mr. Shapard assumed the role of Chairman of Oncor’s board of directors.

(7)

Mr. Davis became Executive Vice President, Strategy and Planning, on March 9, 2018, upon the closing of the Sempra Acquisition. Until that date he served as our Senior Vice President and Chief Financial Officer. Mr. Davis retired from Oncor on December 31, 2018.

(8)

Mr. Guyton served as Senior Vice President and Chief Customer Officer until the closing of the Sempra Acquisition on March 9, 2018, when he resigned from the office of Chief Customer Officer. Following the Sempra Acquisition, Mr. Guyton continued to serve as a Senior Vice President until his retirement from Oncor on July 1, 2018.

Role of the Organization & Compensation Committee

Our board of directors has designated an Organization and Compensation Committee of the board of directors (O&C Committee) to establish, administer, and assess our executive compensation policies, which include participation in various employee benefit programs. The O&C Committee met four times in 2018.

The responsibilities of the O&C Committee include:

•

Determining and overseeing executive compensation programs, including making recommendations to our board of directors, when and if its approval is required, with respect to the adoption, amendment or termination of incentive compensation, equity-based and other executive compensation and benefit plans, policies and practices;

•

Establishing, reviewing and approving corporate goals and objectives relevant to executive compensation, evaluating the performance of our Chief Executive (CEO) and other executive officers in light of those goals and objectives and ultimately approving executive compensation based on those evaluations; and

•	Advising our board of directors with respect to compensation of its disinterested directors and non-executive chairman of the board of directors.

The O&C Committee conducts reviews of the level of individual compensation elements as well as total direct compensation for our executive officers, from time to time as it deems appropriate. The O&C Committee conducted such compensation reviews in the fourth quarter of 2018. In determining the total direct compensation of our executive officers, the O&C Committee considers the performance of the executives and a competitive market and peer group analysis of executive compensation provided by compensation consultants engaged by the O&C Committee. The O&C Committee obtains the input of the CEO on the performance of executive officers reporting to the CEO. The CEO assesses the performance of each executive reporting to him in light of the executive’s business unit and function and presents a performance evaluation and compensation recommendation for each of these individuals to the O&C Committee. The CEO also reviews and considers the competitive market analysis in making his recommendation. The O&C Committee also evaluates the CEO’s performance. The O&C Committee determines total compensation, including base salary, annual incentive awards and long-term incentive awards, for each of our executive officers as it deems appropriate.

In the first quarter of each fiscal year, the O&C Committee (1) approves corporate goals and objectives under our annual and long-term incentive programs for our executive officers for awards for the current fiscal year, and (2) certifies the performance results for incentive payments for performance periods that ended on December 31 of the previous fiscal year. Following the completion of each fiscal year, in connection with the annual determination of the incentive awards to be paid to our executive officers reporting to the CEO, the CEO conducts an annual performance review of each executive officer and evaluates each executive’s performance relative to the corporate goals and objectives for the completed fiscal year set by the O&C Committee. The CEO then makes recommendations to the O&C Committee with respect to other executive officers’ annual incentive compensation. The O&C Committee also annually evaluates the CEO’s performance in light of the goals and objectives for the previous fiscal year. After considering this evaluation, as well as the CEO’s recommendations, the O&C Committee determines the annual incentive award payouts for all of our executive officers, as well as goals and objectives under the annual and long-term incentive programs for the current fiscal year.

Compensation Philosophy

Our compensation philosophy, principles and practices are intended to compensate executives appropriately for their contribution to the attainment of key strategic objectives, and to strongly align the interests of executives and equity holders through both short and long-term performance goals. We believe that:

•

Levels of executive compensation should be based upon an evaluation of the performance of our business (through operational metrics including safety, reliability, operational efficiency and infrastructure readiness and financial performance) and individual executives, as well as a comparison to compensation levels of persons with comparable responsibilities in business enterprises of similar size, scale, complexity, risk and performance;

•	Compensation plans should balance both short-term and long-term objectives; and

•	The overall compensation program should emphasize variable compensation elements that have a direct link to company and individual performance.

Objectives of Compensation Philosophy

Our compensation philosophy is designed to meet the following objectives:

•	Attracting and retaining high performers;

•	Rewarding company and individual performance by providing compensation levels consistent with the level of contribution and degree of accountability;

•	Aligning performance measures with our goals and allocating a significant portion of the compensation to incentive compensation in order to drive the performance of our business;

•

Basing incentive compensation in part on the satisfaction of company operational metrics (including safety, reliability, operational efficiency and infrastructure readiness) with the goal of motivating performance towards improving the services we provide our customers; and

•

Creating value for our equity holders and promoting the long-term performance of the company by strengthening the correlation between the long-term interests of our executives and the interests of our ultimate equity holders.

Elements of Compensation

In an effort to achieve our compensation objectives, we have established a compensation program for our executives that principally consists of:

•	Base salary;

•	Short-term incentives through the opportunity to earn an annual performance bonus pursuant to the Oncor Fifth Amended and Restated Executive Annual Incentive Plan (Executive Annual Incentive Plan);

•	Long-term incentives through awards under the Oncor Electric Delivery Company LLC Long-Term Incentive Plan (Long-Term Incentive Plan);

•

Deferred compensation and retirement plans through (1) the opportunity to participate in a 401(k) savings plan (thrift plan) and a salary deferral program (Salary Deferral Program) and receive certain company matching contributions, (2) the opportunity to participate in a defined benefit retirement plan and a supplemental retirement plan, and (3) an employer-paid subsidy for health coverage upon the executive’s retirement from Oncor for executives hired prior to January 1, 2002;

•

Perquisites and other benefits, including, for executives hired prior to January 1, 2004, the opportunity to participate in the Oncor Split-Dollar Life Insurance Program (Split Dollar Life Insurance Plan); and

•	Contingent payments through an executive change of control policy and an executive severance plan;

•	And in certain instances, performance bonus and retention agreements.

For more information about each of the incentive and other benefit plans available to our executive officers see the compensation tables and the accompanying narratives immediately following “– Compensation Discussion and Analysis.”

Compensation Consultants

In October 2018, the O&C Committee engaged PricewaterhouseCoopers LLP, a compensation consultant, to advise and report to the O&C Committee on executive compensation issues, including competitive market analyses of our executive compensation and independent director compensation. PricewaterhouseCoopers and its affiliates also provide consulting and related services to Oncor with respect to human resources, tax, internal audit, industry intelligence, strategy formulation and other matters. Oncor purchases compensation surveys (both executive and non-executive) from Willis Towers Watson who, from time to time, provides consulting and other services to Oncor’s human resources department.

Market Data

While we try to ensure that the greater part of an executive officer’s compensation is directly linked to the executive’s individual performance and Oncor’s financial and operational performance, we also seek to set our executive compensation program in a manner that is competitive with that of our peer group and industry compensation survey data in order to promote retention of key personnel and to attract high-performing executives from outside our company.

2017 Survey and Peer Group

In the fourth quarter of 2017, the O&C Committee assessed total compensation of our executives against a number of companies in the transmission/distribution industry and fully integrated utilities using both survey data and peer group comparisons. For purposes of the 2017 assessment, PricewaterhouseCoopers completed a competitive market analysis of executive compensation for the O&C Committee in October 2017. This analysis involved a review of U.S. energy utility industry compensation survey data using our projected 2017 annual revenues. The survey data was compared to our executive compensation elements targeted at both the 50th and 75th percentiles with respect to base salary, target cash annual incentives, and long-term incentives, and the resulting target total cash compensation (base salary and target cash annual incentives) and total direct compensation (base salary, target cash annual incentives and long-term incentives). The survey data was aged from the reporting date to January 1, 2018, using an annual rate of 3.0%, which is the projected increase factor for 2017 for officers and executives based on the World at Work 2017 Salary Budget Survey.

In addition to the market data for utilities in the national marketplace, PricewaterhouseCoopers also provided publicly available data for a subset of these utilities, a peer group of transmission/distribution utility companies as well as fully integrated utility companies. Oncor’s size, based on revenues, is in the 64th percentile of this peer group. PricewaterhouseCoopers provided information on total target direct compensation, base salary, annual incentive targets and long-term incentives with respect to the five highest paid executives at each of those companies, along with comparisons of each such executive to the comparable Oncor executive using regression analysis based on Oncor’s revenue size. The primary peer group consisted of the following companies:

American Electric Power Co., Inc. Alliant Energy CenterPoint Energy, Inc. Cleco Power LLC	Consolidated Edison, Inc. El Paso Electric Co. Eversource Energy IdaCorp Inc.	ITC Holdings Corp. OGE Energy Corp. Pinnacle West Capital Corp. Portland General Electric Co.

Pepco Holdings, Inc., and TECO Energy, Inc. were included in the peer group in PricewaterhouseCoopers’2016 analysis but were not included in the 2017 analysis as they had ceased providing public disclosures for executives and directors due to acquisitions in 2016. In addition, PricewaterhouseCoopers recommended, and the O&C Committee agreed, that while Cleco Power LLC should be included in the peer group, its reported compensation information should be excluded from the O&C Committee’s consideration of market pay in 2017 as it experienced a change in control in 2016. Because of the loss of companies in the historical peer group, the O&C Committee considered adding additional peer companies. Based on PricewaterhouseCoopers’ analysis, the O&C Committee determined not to increase the peer group size as the addition of companies may increase the complexity of the analysis without a meaningful benefit. As a result, PricewaterhouseCoopers recommended, and the O&C Committee agreed, not to include additional companies for the 2017 analysis.

The O&C Committee considered both peer group data and the 2017 competitive market survey data, along with individual performance and responsibilities, when determining total direct executive compensation, as well as each element of total direct compensation (base salary, annual incentives and long-term incentives). The O&C Committee targeted total direct compensation, including target payouts under annual and long-term incentive awards, at approximately the 50th percentile of the 2017 competitive market survey group. The 2017 competitive market analysis indicated that the aggregate target total direct compensation of our executives was generally below the 50th percentile of the competitive market survey group. As a result of its review of the PricewaterhouseCoopers studies and each executive’s individual performance and responsibilities, the O&C Committee increased the base salaries of all Named Executive Officers, including our then CEO, effective November 26, 2017. The O&C Committee also used the 2017 competitive market analysis to set compensation for executive officers taking on new or expanded positions upon closing of the Sempra Acquisition, with total direct compensation targeted to be around the 50th percentile for their respective positions.

2018 Survey and Peer Group

In the fourth quarter of 2018, the O&C Committee assessed total compensation of our executives against a number of companies in the transmission/distribution industry and fully integrated utilities using both survey data and peer group comparisons. For purposes of the 2018 assessment, PricewaterhouseCoopers completed a competitive market analysis of executive compensation for the O&C Committee in October 2018. This analysis involved a review of U.S. energy utility industry compensation survey data using our projected 2018 annual revenues. The survey data was compared to our executive compensation elements targeted at both the 50th and 75th percentiles with respect to base salary, target cash annual incentives, and long-term incentives, and the resulting target total cash compensation (base salary and target cash annual incentives) and total direct compensation (base salary, target cash annual incentives and long-term incentives). The survey data was aged from the reporting date to January 1, 2019, using an annual rate of 3.0%, which is the projected increase factor for 2018 for officers and executives based on the World at Work 2018 Salary Budget Survey.

In addition to the market data for utilities in the national marketplace, PricewaterhouseCoopers also provided publicly available data for a subset of these utilities, a peer group of transmission/distribution utility companies as well as fully integrated utility companies. Oncor’s size, based on revenues, is in the 49th percentile of this peer group. PricewaterhouseCoopers provided information on total target direct compensation, base salary, annual incentive targets and long-term incentives with respect to the five highest paid executives at each of those companies, along with comparisons of each such executive to the comparable Oncor executive using regression analysis based on Oncor’s revenue size. The primary peer group consisted of 16 companies, 12 of which were used in PricewaterhouseCoopers’ 2017 study:

Ameren Corp. American Electric Power Co., Inc. Alliant Energy Avangrid Inc. CenterPoint Energy, Inc. Cleco Power LLC	CMS Energy Corp. Consolidated Edison, Inc. El Paso Electric Co. Eversource Energy IdaCorp Inc. ITC Holdings Corp.	OGE Energy Corp. Pinnacle West Capital Portland General Electric Co. SCANA Corp.

PricewaterhouseCoopers recommended including four new peer companies in addition to the 12 companies that were considered in the 2017 analysis: Ameren Corp., Avangrid Inc., CMS Energy Corp., and SCANA Corp. The addition of these new peers would more closely align Oncor’s revenue size to the 50th percentile versus its 64th percentile positioning in the 2017 peer group, as well as increase the sample size of the peer group from 12 to 16. Based on PricewaterhouseCoopers’ analysis and recommendation, the O&C Committee agreed to include the additional companies in the 2018 analysis.

The O&C Committee considered both peer group data and the 2018 competitive market survey data, along with individual performance and responsibilities, when determining total direct executive compensation, as well as each element of total direct compensation (base salary, annual incentives and long-term incentives). The O&C Committee targeted total direct compensation, including target payouts under annual and long-term incentive awards, at approximately the 50th percentile of the 2018 competitive market survey group. The 2018 competitive market analysis indicated that the aggregate target total direct compensation of our executives was generally below the 50th percentile of the competitive market survey group. As a result of its review of the PricewaterhouseCoopers studies and each executive’s individual performance and responsibilities, the O&C Committee increased the base salaries of all Named Executive Officers, including our CEO, effective November 26, 2018.

Compensation Elements

A significant portion of each executive officer’s compensation is variable, at-risk and directly linked to achieving company performance objectives set by the O&C Committee and the alignment with equity owner interests in order to achieve long-term success of our company. Other factors impacting compensation include individual performance, retention risk, and market compensation data. None of these other factors are assigned individual weights, but are considered together. The company has no policies or formula for allocating compensation among the various elements. The following is a description of the principal compensation components provided to our executives.

Base Salary

We believe that base salary should be commensurate with the scope and complexity of each executive’s position, the level of responsibility required, and demonstrated performance. We also believe that a competitive level of base salary is required to attract and retain qualified talent.

As part of its review of total direct compensation for our executive officers, the O&C Committee reviews and determines executive officers’ base salaries periodically as it deems appropriate. The periodic review includes the O&C Committee’s review of the most recent analysis of our executive compensation against competitive market data and comparison to our peer group. Our CEO also reviews this analysis, along with the performance and level of responsibility of each executive officer reporting to him, and makes recommendations to the O&C Committee regarding any salary changes for those executive officers. The O&C Committee may also approve salary increases as a result of an executive’s performance, promotion or a significant change in an executive’s responsibilities.

In connection with certain executive officer position and role changes that occurred upon the closing of the Sempra Acquisition, the O&C Committee approved base salary increases for certain Named Executive Officers that took effect on March 11, 2018, as described below. For purposes of determining these base salary increases, the O&C Committee reviewed the 2017 competitive market analysis prepared by PricewaterhouseCoopers and targeted annual total direct compensation for executives taking on new or expanded roles upon closing of the Sempra Acquisition at around the 50th percentile of the competitive market survey group (regressed to Oncor’s revenue size) for their respective new roles. Additionally, as discussed above, the 2018 competitive market analysis prepared by PricewaterhouseCoopers indicated that aggregate target total direct compensation of our executives was generally below the 50th percentile of the competitive market survey group and peer group (when regressed to Oncor’s revenue size). As a result of this study and after considering individual performance and responsibilities, the O&C Committee increased the base salary of each of our Named Executive Officers, including the CEO, effective November 26, 2018, as described below. The salary increases bring total direct compensation closer to the 50th percentile of the 2018 competitive market survey group for their respective offices.

Annual Base Salary for Named Executive Officers

The annual base salaries of Named Executive Officers at December 31, 2018 were as follows:

Name	Title	At December 31, 2018 (1), (2)
E. Allen Nye, Jr.	Chief Executive	$927,000

Don. J .Clevenger	Senior Vice President and Chief Financial Officer	$511,000

Deborah L. Dennis	Senior Vice President, Human Resources & Corporate Affairs, and Chief Customer Officer	$381,000

James A. Greer	Executive Vice President and Chief Operating Officer	$546,000

Matthew C. Henry	Senior Vice President, General Counsel and Secretary	$536,000

Robert S. Shapard(3)	Former Chief Executive (until March 9, 2018)	$—

David M. Davis (4)	Former Senior Vice President & Chief Financial Officer (until March 9, 2018) and Former Executive Vice President, Strategy & Planning (until December 31, 2018)	$495,000

Michael E. Guyton (5)	Former Chief Customer Officer (until March 9, 2018) and Former Senior Vice President (until June 30, 2018)	$—

(1)

Annual base salaries for the following Named Executive Officers were increased effective March 11, 2018 (the beginning of the first pay period after the Sempra Acquisition) in connection with the executive role changes that occurred on March 9, 2018 upon closing of the Sempra Acquisition as follows: Mr. Nye, who had served as our Senior Vice President, General Counsel and Secretary, increased from $536,000 to $850,000 reflecting his promotion to Chief Executive; Mr. Clevenger, who had served as our Senior Vice President, Strategic Planning, increased from $477,000 to $491,000 reflecting his assumption of the position of Senior Vice President and Chief Financial Officer; Ms. Dennis, who had served as our Senior Vice President, HR & Corporate Affairs, increased from $342,000 to $366,000 reflecting her assumption of the Chief Customer Officer position; and Mr. Greer, who had served as our Senior Vice President and Chief Operating Officer, increased from $495,000 to $525,000 reflecting his promotion to Executive Vice President and Chief Operating Officer.

(2)

Annual base salaries were increased effective November 26, 2018 as follows: Mr. Nye increased from $850,000 to $927,000; Mr. Clevenger increased from $491,000 to $511,000; Ms. Dennis increased from $366,000 to $381,000; Mr. Greer increased from $525,000 to $546,000; and Mr. Henry increased from $515,000 to $536,000.

(3)

Mr. Shapard retired effective April 1, 2018 with an annual salary of $929,000. He currently serves as non-executive Chairman of our board of directors, for which he receives quarterly director fees of $125,000 (of which amount $7,500 is attributable to his service as chairman of the board of directors of Oncor Holdings and is paid by Oncor but reimbursed to Oncor by Oncor Holdings) effective for the quarterly period beginning April 1, 2018. Mr. Shapard did not receive director fees for his service on our board of directors for periods prior to April 1, 2018. For more information on Mr. Shapard’s compensation as non-executive Chairman of our board of directors, see “Director Compensation.”

(4)	Mr. Davis retired effective December 31, 2018.
(5)	Mr. Guyton retired effective July 1, 2018 with an annual salary of $323,000.

Executive Annual Incentive Plan

The O&C Committee and our CEO are responsible for administering the Executive Annual Incentive Plan. The award targets under the plan are established on a company-wide basis and the O&C Committee seeks to set these targets at performance challenging levels. The O&C Committee determines annual target award percentages for executives based on an evaluation of the most recent competitive market analysis conducted by PricewaterhouseCoopers, and, with respect to executives other than our CEO, recommendations from our CEO. In making his recommendations to the O&C Committee regarding target award percentages, our CEO assesses the performance goals of each executive reporting to him against the goals of the executive’s business unit and function and reviews the competitive market analysis. Executive Annual Incentive Plan awards are based on a target payout, which is set as a percentage of a participant’s base salary and is based on the performance of Oncor and individual participant performance. The annual incentive target payout for each executive is set near the 50th percentile of executives with similar responsibilities among our competitive market survey group and peer group. Effective March 11, 2018, the beginning of the first pay period after the Sempra Acquisition, the O&C Committee increased Mr. Nye’s target payout opportunity from 65% of salary to 95% of salary in connection with his promotion to

CEO. The O&C Committee did not change any of the target payout opportunities for the other Named Executive Officers in connection with the executive officer position changes that occurred after the closing of the Sempra Acquisition. The O&C Committee reviewed target payout opportunities in its October 2018 review of the 2018 competitive market survey information described above and each executive’s performance and responsibilities and did not make any changes to the existing target payout opportunities.

The awards payable in any given plan year are determined based on (1) the target award levels of participants in the Executive Annual Incentive Plan, (2) achievement of a threshold, target or superior funding trigger, and (3) achievement of threshold, target or superior levels of any additional operational or other metrics that the O&C Committee elects to apply in determining the aggregate amount of awards, which we sometimes refer to as the operational funding percentage. Based on the level of attainment of the funding trigger and the operational funding percentage, the O&C Committee determines an aggregate performance final funding percentage. This final funding percentage is then multiplied by each target award, and the resulting amount is then multiplied by any performance modifiers to determine a final award amount. The O&C Committee sets operational metrics, performance goals, target awards and individual performance modifiers in its discretion, and also has broad discretion to adjust funding percentages and individual awards. The funding trigger described in (2) above is based on “EBITDA,” which means Oncor’s earnings before interest, taxes, depreciation and amortization, as determined by the O&C Committee. The O&C Committee has excluded from EBITDA the impact of long-term incentive compensation, performance bonus compensation, expenses related to the EFH Bankruptcy Proceedings and the Sempra Acquisition, and non-cash actuarial adjustments. EBITDA is used as the funding trigger because we believe it is an effective measure to assess profitability of the business. See Note 2 to Annual Financial Statements for more information regarding the EFH Bankruptcy Proceedings and the Sempra Acquisition.

Funding of incentive awards is based first on the achievement of stated EBITDA threshold, target or superior funding trigger levels set by the O&C Committee for that year. Incentives are only payable under the Executive Annual Incentive Plan in the event the threshold EBITDA is achieved. The level of EBITDA achieved is used to calculate a funding trigger percentage, as illustrated in the table below.

Funding Trigger Achieved	Funding Trigger Percentage
Actual EBITDA is less than threshold	0%

Actual EBITDA equals threshold	50%

Actual EBITDA is greater than threshold but less than target	Percentage between 50% - 100% equal to the percentage of the target EBITDA achieved

Actual EBITDA equals target	100%

Actual EBITDA is greater than target but less than superior	Percentage between 100% - 150% equal to the percentage of the superior EBITDA achieved

Actual EBITDA equals or exceeds superior	150%

Assuming the EBITDA threshold is met, an operational funding percentage is calculated based on achievement of the operational or other metrics set by the O&C Committee. For 2018, the O&C Committee established operational funding percentage metrics based solely on operational targets because it believes that incentives should be based on achievement of operational goals. The purpose of these operational targets, which are based on safety, reliability, operational efficiency and infrastructure readiness metrics, is to promote enhancement of our services to customers. The table below sets forth these operational metrics in further detail.

Operational Metric	Description	Purpose
Safety	Number of employee injuries using a Days Away, Restricted or Transfer (DART) system with a modifier for fatalities resulting from a safety violation	Promotes the health and welfare of our employees. Lowering the number of accidents also reduces our operating costs, which in turn contributes to lower rates for our customers.

Reliability	Non-storm System Average Interruption Duration Index (SAIDI), which measures the average number of minutes electric service is interrupted per customer in a year. Since weather can greatly impact reliability and is outside of our control, the reliability metric measures SAIDI on a non-storm, weather-normalized basis	Promotes our commitment to minimizing service interruptions to our customers, as the lower the SAIDI level for the year, the greater our customers’ service level and satisfaction.

Operational Efficiency	Based on the achievement of targeted operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) levels determined on a per customer cost basis	Promotes lower expenditures relative to customers served, which in turn contributes to lower rates for our customers.

Infrastructure Readiness	Measured by a metric based on capital expenditure per three year average kW peak; expressed as a cumulative percentage	Discourages exceeding the budget, as well as spending that is too far below the capital plan, as we believe expenditures to improve our facilities and other capital expenditures are important to maintaining the quality of and enhancing our services to our customers.

An operational funding percentage is calculated based on the level of achievement of each operational metric. The O&C Committee determines the weighting of each of those metrics within the operational funding percentage and the threshold, target and superior levels of each metric. As with the EBITDA funding trigger, each operational metric must meet a threshold level in order to provide any funding for that metric. Meeting the threshold amount results in 50% of the available funding for that metric, with target and superior levels resulting in 100% and 150%, respectively, of the available funding for that metric. Once threshold has been achieved, actual results in between each level result in a funding percentage equal to the percentage of the target achieved (up to 150% for achievement of the superior performance level).

Once an operational funding percentage is calculated, the final funding percentage is determined in accordance with the table below.

Achieved Funding Trigger Performance	Final Funding Percentage
Actual EBITDA is less than threshold	0%

Actual EBITDA equals threshold	50%

Actual EBITDA is greater than threshold but less than or equal to target	Lesser of the funding trigger percentage or the operational funding percentage

Actual EBITDA is greater than target	Funding trigger percentage multiplied by the operational funding percentage, up to a payout percentage not exceeding the funding trigger percentage.

For 2018, our EBITDA for purposes of the Executive Annual Incentive Plan exceeded the target EBITDA but did not meet the superior EBITDA, resulting in a funding trigger percentage of 111.0%. Our operational funding percentage was 115.9%. As a result, the final funding percentage was calculated using the lesser of the funding trigger percentage or the operational funding percentage, resulting in a final funding percentage of 111.0%.

To calculate an executive officer’s award amount, the final funding percentage is first multiplied by the executive officer’s target award, which is computed as a percentage of actual base salary. Based on the executive officer’s performance, an individual performance modifier is then multiplied by the calculated award to determine the final incentive payment. An individual performance modifier is based on reviews and evaluations of the executive officer’s performance by the CEO and the O&C Committee (or solely the O&C Committee in the case of our CEO). Factors used in determining individual performance modifiers may include operational measures (including the safety, reliability, operational efficiency and infrastructure readiness metrics discussed above), company objectives, individual management and other goals, specific job objectives and competencies, the demonstration of team building and support attributes and general demeanor and behavior. The CEO and the O&C Committee (or solely the O&C Committee in the case of our CEO) do not assign these factors individual weights, but considered them together. Each executive officer’s individual performance modifier is set by the O&C Committee within a range determined in its discretion.

The Executive Annual Incentive Plan provides that if an executive dies, becomes disabled or retires after having participated at least three full months in the plan during a plan year, the executive is entitled to receive payment of a partial award, prorated for the number of months that the executive was a participant in the plan year of his or her termination of employment. Mr. Shapard (who retired from Oncor effective April 1, 2018) and Mr. Guyton (who retired from Oncor effective July 1, 2018) were each participants in the Executive Annual Incentive Plan for at least three full months in 2018, and were therefore eligible for prorated 2018 annual incentives.

In addition, our Third Amended and Restated Executive Change in Control Policy (Change in Control Policy) provides that at the same time (and subject to the same conditions) that an executive receives a cash severance payment under the Change in Control Policy, the executive shall also receive a cash severance payment in the amount equal to the pro rata portion of the executive’s target annual incentive award for the year of termination of employment, prorated based on the executive’s termination date. Pursuant to the terms of certain letter agreements entered into in connection with the Sempra Acquisition, Messrs. Shapard and Guyton received $220,638 and $80,750, respectively, representing their 2018 pro rata annual incentive target awards under the Executive Annual Incentive Plan. For a description of each executive’s payments under the Change in Control Policy, see “– Contingent Payments – Change in Control Policy” below. For a description of the letter agreements, see “– Individual Named Executive Officer Compensation – Compensatory Agreements – Letter Agreements” below.

The following table provides a summary of the 2018 targets and actual awards for each Named Executive Officer. All awards under the Executive Annual Incentive Plan are made in the form of lump sum cash payments to participants by March 15 of the year following the plan year to which the award relates.

2018 Annual Incentives (Payable in 2019) for Named Executive Officers

Name	Target Payout Opportunity (% of Salary) (1)	Target Award ($ Value)	Actual Award ($)	Actual Award (% of Target)
E. Allen Nye, Jr.	95%	737,061	818,138	111.00
Don J. Clevenger	65%	318,716	353,775	111.00
Deborah L. Dennis	65%	236,112	262,084	111.00
James A. Greer	65%	339,136	376,441	111.00
Matthew C. Henry(2)	65%	348,400	279,942	80.35
Robert S. Shapard(3)	95%	882,550	244,908	27.75
David M. Davis	65%	321,750	357,143	111.00
Michael E. Guyton(4)	50%	161,500	89,633	55.50

(1)	Executive Annual Incentive Plan target payout opportunity was increased effective March 11, 2018 (the beginning of the first pay period after the Sempra Acquisition) for Mr. Nye from 65% to 95%.
(2)	Mr. Henry’s actual award represents a pro-rata amount based on his hire date of March 16, 2018.
(3)	Mr. Shapard’s actual award represents a pro-rata amount based on his retirement date of April 1, 2018.
(4)	Mr. Guyton’s actual award represents a pro-rata amount based on his retirement date of July 1, 2018.

For more detailed information on terms of the Executive Annual Incentive Plan, including the calculation of the 2018 EBITDA funding percentage and the operational funding percentage, the 2018 operational funding triggers and the actual performance levels achieved, see the narrative that follows the Grants of Plan-Based Awards – 2018 table.

Long-Term Incentives

Our long-term incentive program currently consists of the Long-Term Incentive Plan. The Long-Term Incentive Plan was adopted effective as of January 1, 2013, as a replacement long-term incentive program to the previous SARs Plan. The purpose of our long-term incentive program is to promote the long-term financial interests and growth of Oncor by attracting and retaining management and other personnel and key service providers. Our long-term incentive program was developed to enable us to be competitive in our compensation practices. It was also developed to reflect our belief that the opportunity to benefit from positive long-term performance of the company motivates our management to work towards the long-term success of our business and align management’s interests with those of our equity holders. In addition, we believe that certain employment-related conditions and the multi-year time period of this program, as discussed in more detail below, provides significant retentive value to us.

Our long-term incentive program previously included the Equity Interests Plan and related Management Investment Opportunity, which are discussed below. The Equity Interests Plan terminated in 2018.

Long-Term Incentive Plan

In 2013, our board of directors adopted the Long-Term Incentive Plan as a replacement long-term incentive program to the SARs Plan. The Long-Term Incentive Plan encourages retention of executive officers and key employees by stipulating performance periods of generally 36 months. We also believe that these multi-year performance periods encourage participants to strive for the long-term, sustained success of the company. The nature of the performance targets also ensures that participants strive towards both financial and operational goals.

Our board of directors delegated administration of the Long-Term Incentive Plan to the O&C Committee. Our executive officers and any other key employees of the company or its subsidiaries designated by the O&C Committee are eligible to participate. The plan provides for cash awards to be paid after completion of a performance period based on achievement of certain stated performance goals. A performance period under the Long-Term Incentive Plan is the 36 month period beginning each January 1, unless otherwise determined by the O&C Committee in its sole discretion. The participants for each performance period shall be determined by the O&C Committee not later than the 90th day after commencement of the performance period. Performance goals consist of one or more specific performance objectives established by the O&C Committee in its discretion within the first 90 days of the commencement of the applicable performance period. Performance goals may be designated with respect to the company as a whole or one or more operating units, and may also be determined on an absolute basis or relative to internal goals, or relative to levels attained in prior years, or relative to other companies or indices, or as ratios expressing relationships between two or more performance goals. For 2018 grants, the O&C Committee set the performance targets on a company-wide basis and at levels it believes are performance challenging. The long-term incentive target payout for each executive is set so that the target total direct compensation is near the 50th percentile of executives with similar responsibilities among our 2017 competitive market survey group and our peer group (when regressed to Oncor’s revenue size).

The O&C Committee determined that the performance goals used for the Long-Term Incentive Plan awards granted in 2018 would consist of a financial trigger and operational metrics. The funding of the 2018 Long-Term Incentive Plan award is contingent first upon Oncor achieving a cumulative threshold net income level for the three-year performance period. The O&C Committee has excluded from net income the impact of long-term incentive compensation, performance bonus compensation, expenses related to the EFH Bankruptcy Proceedings and the Sempra Acquisition, executive change of control policy expenses, and non-cash actuarial adjustments. If Oncor fails to achieve the stated net income level for the performance period, no award is payable. For awards granted in 2015 or later, the funding trigger percentage for a performance period equals 50% if the threshold level is met, 100% if target level is met, or 150% if the superior level is met or exceeded. The applicable percentage for performance between threshold and target performance levels, and the target and superior performance levels are determined on a straight line interpolation basis. Once a funding trigger percentage is determined, an operational goal percentage is determined based on Oncor’s satisfaction of four operational metrics. The operational goals used for the Long-Term Incentive Plan awards mirror the operational metrics used for awards under the Executive Annual Incentive Plan. These goals relate to (1) a safety metric based on the number of employee injuries using a Days Away, Restricted or Transfer (DART) system with a modifier for fatalities as a result of a safety violation, (2) a reliability metric as measured by the System Average Interruption Duration Index (SAIDI), (3) an operational efficiency metric based on the achievement of targeted operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) levels determined on a per customer cost basis, and (4) an infrastructure readiness metric based on the capital expenditure per three year average kW peak, expressed as a cumulative percentage. The purpose of these operational targets, which are based on safety, reliability, operational efficiency and infrastructure readiness metrics, is to promote enhancement of our services to customers. For additional discussion on the purposes of the operational metrics, see the table and discussion of the Operational Metrics in “Compensation Elements—Executive Annual Incentive Plan.”

The O&C Committee set the threshold, target and superior levels for each operational metric. The achievement of those levels results in funding for a specific metric of 50%, 100% and 150%, respectively. Once the threshold has been achieved, actual results in between each level result in a funding percentage equal to the percentage of the target achieved. Based on the weighting for each operational metric, an aggregate weighted average of operational goal percentage is determined.

The final funding percentage for long-term incentive awards is calculated using the funding trigger percentage and weighted operational goal percentage, as set forth in the table below.

Long-Term Incentive Plan Final Funding Percentage Calculation – Grants made in 2015 and later

Achieved Funding Trigger Performance	Final Funding Percentage
Actual funding trigger is less than threshold	0%

Actual funding trigger equals threshold	50%

Actual funding trigger is greater than threshold but less than or equal to target	Lesser of the funding trigger percentage or the weighted operational goal percentage

Actual funding trigger is greater than target	Funding trigger percentage multiplied by the weighted operational goal percentage, up to a payout percentage not exceeding the funding trigger percentage.

The amount of each Long-Term Incentive Plan award granted in 2015 or later is then determined based on the product of the final funding percentage, multiplied by the target opportunity dollar amount stated in each individual award letter.

The plan also gives the O&C Committee the discretion to adjust long-term awards to prevent unintended dilution or enlargement as a result of certain extraordinary events. For each performance goal, the O&C Committee may set threshold, target and superior levels of attainment and the manner of calculating the award amounts at each level (such as a specified dollar amount or a percentage or multiple of base salary). However, the Long-Term Incentive Plan provides that the maximum award payable for a performance period shall not exceed 150% of the target award.

Long-Term Incentive Awards Granted in 2018 (Payable in 2021)

The following table provides a summary of the targets awards granted to each Named Executive Officer in February 2018. All awards under the Long Term Incentive Plan are to be made in the form of lump sum cash payments to participants on or before April of the year following the last year of the performance period. For target awards granted in 2018, awards are generally payable on or before April 1, 2021, subject to exceptions for certain terminations of employment following a change in control, as discussed below under “- Long-Term Incentive Awards Payable Upon Certain Termination Events.”

2018 Target Long-Term Incentive Award Grants (Payable in 2021) for Named Executive Officers

Name	Target Award ($ Value)
E. Allen Nye, Jr.	2,339,200
Don J. Clevenger	722,752
Deborah L. Dennis	327,936
James A. Greer	840,000
Matthew C. Henry	758,080
Robert S. Shapard(1)	2,556,608
David M. Davis(2)	728,640
Michael E. Guyton(3)	289,408

(1)

Amount above reflects the full amount of the target award. Mr. Shapard retired effective April 1, 2018 and in April 2018 received a pro-rata award in the amount of $212,273 representing the amount payable based on target performance, prorated for the number of days he was an employee for the 2018-2020 performance period.

(2)

Amount above reflects the full amount of the target award. Mr. Davis resigned and retired effective December 31, 2018 and in January 2019 received a pro-rata award in the amount of $243,323, representing the amount payable based on target performance, prorated for the number of days he was an employee for the 2018-2020 performance period.

(3)

Amount above reflects the full amount of the target award. Mr. Guyton resigned and retired effective July 1, 2018 and in August 2018 received a pro-rata award of $48,059 representing the amount payable based on target performance, prorated for the number of days he was an employee for the 2018-2020 performance period.

Long-Term Incentive Awards Granted in 2016 (Payable in 2019)

In February 2019, the O&C Committee certified the level of attainment of performance goals established for long-term incentive awards granted in 2016 with a performance period that ended on December 31, 2018. The performance goals achieved for the 2016-2018 performance goal period were certified by the O&C Committee as follows:

2016 -2018 Performance Period Results (awards granted in 2016, payable in 2019)
Funding Trigger		Threshold	Target	Superior	Actual	Achievement
Net Income ($ millions; 2016-2018 cumulative)		1,227.5	1,444.1	1,660.7	1,468.7	105.7%

2016-2018 Performance Goals
Weighting	Performance Metric	Performance Level			Actual	Achievement
30%	Safety - measured by Days Away, Restricted or Transferred (DART); cumulative	Threshold	0.73
		Target	0.62		0.38	45%
		Superior	0.48
30%	Reliability - measured by non-storm System Average Interruption Duration Index (SAIDI) in minutes; cumulative	Threshold	297
		Target	276		278.0	29.1%
		Superior	243
30%	Operational efficiency - measured by operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) on a cost per customer basis, $; average	Threshold	189.71
		Target	177.30		176.3	31.2%
		Superior	164.89
10%	Operational efficiency - measured by an infrastructure readiness metric based on the capital expenditure per three year average kW peak; %; cumulative	Threshold	97.00, 105.00
		Target	98.00, 103.00		103.01%	10.0%
		Superior	99.00 – 101.49
		Operational Goal Percentage:				115.3%

Pursuant to the terms of the 2016 long-term incentive awards, the amount of each award was determined based on the product of the final funding percentage certified by the O&C Committee in February 2019 and the target opportunity dollar amount stated in each individual award. The O&C Committee certified a funding trigger percentage of 105.7%, an operational goal percentage of 115.3%, and a final funding percentage of 105.7% resulting in long-term incentive awards as set forth below for the Named Executive Officers.

2016 - 2018 Performance Period Long-Term Incentive Awards (Payable in 2019) for Named Executive Officers in Office at December 31, 2018

Name	Actual Award ($ Value)
E. Allen Nye, Jr.	770,172
Don J. Clevenger	686,154
Deborah L. Dennis	299,275
James A. Greer	712,604
Matthew C. Henry	—
David M. Davis	712,604

In accordance with the terms of the plan, these amounts will be paid to the officers prior to April 1, 2019.

Long-Term Incentive Awards Payable Upon Certain Termination Events

The Long-Term Incentive Plan provides that upon a participant’s separation from service for reasons other than the participant’s death, disability, retirement or termination following a change in control, all of the participant’s outstanding and unpaid long-term incentive awards will be canceled. As discussed below under “Individual Named Executive Officer Compensation – Compensatory Agreements – Letter Agreements,” each of our Named Executive Officers other than Mr. Nye entered into a letter agreement providing for the payment of the most favorable benefits available under each benefit plan in which the executive participates in the event of that executive’s termination within a certain period of time following the Sempra Acquisition. In the case of terminations due to death, disability or retirement, participants are eligible to receive a pro-rata portion of their outstanding and unpaid long-term incentive awards for the number of days the participant was employed during the performance period, based on actual performance of the company, payable at the same time as they are paid to current participants. In the case of terminations following the two-year period after a change in control, other than terminations by Oncor for cause, the plan provides that the participant will receive a pro-rata portion of the participant’s outstanding and unpaid long-term incentive awards for the number of days the participant was employed during the performance period, based on target performance of the company, payable within 60 days following the participant’s separation from service. We believe this provision provides significant retentive value by motivating participants to continue to serve in light of the expected change in control. Pursuant to the termination following a change in control provisions, Mr. Shapard, Mr. Guyton, and Mr. Davis each received the following prorated awards under the Long-Term Incentive Plan as a result of their retirements following the closing of the Sempra Acquisition:

Long-Term Incentive Awards Paid to Named Executive Officers in Connection with 2018 Terminations of Service

Name	Award Performance Period	Prorated Award Amounts
Robert S. Shapard Awards paid April 2018	2016-2018 Performance Period 2017-2019 Performance Period 2018-2020 Performance Period	$ $ $	1,772,976 1,033,727 212,273
David M. Davis Awards paid January 2019	2017-2019 Performance Period 2018-2020 Performance Period	$ $	472,668 243,323
Michael E. Guyton Awards paid August 2018	2016-2018 Performance Period 2017-2019 Performance Period 2018-2020 Performance Period	$ $ $	223,172 140,544 48,059

For a more detailed description of the Long-Term Incentive Plan, the net income funding trigger, the performance metrics and the actual performance levels achieved for the 2016-2018 performance period, refer to the narrative that follows the Grants of Plan-Based Awards – 2018 table.

Previous Long-Term Incentives—Equity Interests Plan and Management Investment Opportunity

The Equity Interests Plan allowed our board of directors to offer non-employee directors, management and other personnel and key service providers of Oncor the right to invest in Class B membership units of Investment LLC (each, a Class B Interest), an entity whose only assets consisted of equity interests in Oncor. As a result, each holder of Class B Interests held an indirect ownership interest in Oncor. Any dividends received by Investment LLC from Oncor in respect of its membership interests in Oncor were subsequently distributed by Investment LLC to the holders of Class B Interests in proportion to the number of Class B Interests held by the holders.

In November 2008 and August 2011, pursuant to the terms of the Equity Interests Plan, our board of directors offered certain officers and key employees the opportunity to invest in Investment LLC and purchase Class B Interests in Investment LLC for the fair market value of Class B Interests on that date, as determined by our board of directors (collectively, the Management Investment Opportunity). In addition to the opportunity to purchase Class B Interests in Investment LLC, these officers and key employees also received an amount of SARs based on the aggregate amount invested. SARs received in connection with the Management Investment Opportunity were subject to the terms of the SARs Plan, and were all exercised in 2012 as discussed under “— Stock Appreciation Rights Settlement” below. Participants in the Management Investment Opportunity were also given the option to fund any or all of their investment in Investment LLC using funds in their Salary Deferral Program accounts. Any Class B Interests purchased by an executive officer using funds in his or her Salary Deferral Program account were held of record by the Salary Deferral Program for the benefit of the executive officer.

In connection with the Management Investment Opportunity, each participant entered into a management stockholder’s agreement and a sale participation agreement, which contained, among other things, restrictions on transferring Class B Interests and certain drag-along and piggy-back equity sale rights. The management stockholder’s agreement, among others things, gave Oncor the right to repurchase a participant’s Class B Interests in the event of specified terminations of a participant’s employment or violation by a participant of certain of his or her non-compete obligations. We believed this repurchase right provided significant retentive value to our business.

On March 9, 2018, Oncor entered into the OMI Agreement with Investment LLC, Oncor Holdings and Sempra. At the time, Investment LLC held 1,396,008 of the outstanding limited liability company interests in Oncor (OMI Interests), which represented 0.22% of the outstanding membership interests in Oncor. Each of the Named Executive Officers beneficially owned the following amounts of Class B Interests as of March 9, 2018:

Class B Interests Beneficially Owned By Named Executive Officers as of March 9, 2018

Name	Number of Class B Interests
E. Allen Nye, Jr.	18,368
Don J. Clevenger(1)	50,000
Deborah L. Dennis(2)	50,000
James A. Greer(3)	75,000
Matthew C. Henry	—
Robert S. Shapard(4)	300,000
David M. Davis(5)	50,000
Michael E. Guyton(6)	50,000

(1)	Included 8,702.9 of the aggregate outstanding non-voting membership interests that were held by the Salary Deferral Program on Mr. Clevenger’s behalf.
(2)	Included 40,794.3 of the aggregate outstanding non-voting membership interests that were held by the Salary Deferral Program on Ms. Dennis’s behalf.
(3)	Included 25,000 of the aggregate outstanding non-voting membership interests that were held by the Salary Deferral Program on Mr. Greer’s behalf.
(4)	Held by a family limited partnership, of which Mr. Shapard serves as general partner.
(5)	Included 19,868.4 of the aggregate outstanding non-voting membership interests that were held by the Salary Deferral Program on Mr. Davis’s behalf.
(6)	Included 28,664.7 of the aggregate outstanding non-voting membership interests that were held by the Salary Deferral Program on Mr. Guyton’s behalf.

Pursuant to the OMI Agreement, concurrent with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for $25,959,261 in cash, which represents approximately $18.60 for each OMI Interest. OMI in turn transferred approximately $18.575 per Class B Interest held to each of the Class B Interest holders (representing the amount paid by Oncor Holdings to Investment LLC minus approximately $34,000 retained by Investment LLC for potential projected tax liability) in May 2018. Following this transfer, the holders of the Class B Interests were entitled to receive certain distributions related to certain allocable tax liabilities. As a result of the transfer of the OMI Interests to Oncor Holdings, Investment LLC no longer holds equity interests of Oncor. The Equity Interests Plan terminated in accordance with its terms in November 2018.

For a more detailed description of the Equity Interests Plan and the Management Investment Opportunity, refer to the narrative that follows the Grants of Plan-Based Awards – 2018 table.

Previous Long-Term Incentives—Stock Appreciation Rights Settlement

The O&C Committee adopted and implemented the SARs Plan in 2008. Between 2008 and 2011, the O&C Committee awarded SARs pursuant to the SARs Plan to certain employees of Oncor, including the Named Executive Officers. In 2012, all participants in the SARs Plan participated in an early exercise of all outstanding SARs issued under the SARs Plan (SARs Exercise Opportunity). As a result, all outstanding SARs under the SARs Plan were exercised and have been settled with participants, other than the accrual of interest on all dividends declared as of October 31, 2012 with respect to the SARs at the ten-year Treasury constant maturity rate increased by 100 basis points, as determined by Oncor and adjusted semi-annually, and no further dividend accruals. Due to the SARs Exercise Opportunity, we began to accrue interest for the Named Executive Officers on the following amounts of dividends: Mr. Shapard, $5,104,820; Mr. Nye, $250,649; Mr. Clevenger, $816,771; Mr. Davis, $816,771; Ms. Dennis, $816,771; Mr. Greer, $1,061,802 and Mr. Guyton $816,771. The dividends and interest became payable upon consummation of the Sempra Acquisition, and were distributed to participants on May 4, 2018.

Deferred Compensation and Retirement Plans

Our executive compensation package includes the ability to participate in the Salary Deferral Program, the thrift plan, the Oncor Retirement Plan and the Supplemental Retirement Plan and for executives hired before January 1, 2002, subsidized retiree health care coverage. We believe that these programs, which are common among companies in the utility industry, are important to attract and retain qualified executives.

Salary Deferral Program

Oncor executive officers are eligible to participate in a Salary Deferral Program that allows employees to defer a portion of their salary and annual incentive award and to receive a matching award based on their salary deferrals. Executives can currently defer up to 50% of their base salary and up to 85% of any annual incentive award. At the executive officer’s option the deferral period can be set for seven years, until retirement or a combination of both. Oncor generally matches 100% of deferrals up to 8% of salary deferred under the program. Oncor does not match deferred annual incentive awards. Matching contributions vest at the earliest of seven years after the deferral date, retirement, death, disability or termination without cause following a change in control of Oncor (as defined in the Salary Deferral Program). The matching contributions of each of Messrs. Shapard, Davis and Guyton vested upon their retirements. The program encourages employee retention as, generally, participants who terminate their employment with us prior to the seven year vesting period forfeit our matching contribution to the program.

Additionally, Oncor, at the direction of the O&C Committee, can make additional discretionary contributions into a Salary Deferral Program participant’s account. Discretionary contributions made into a Salary Deferral Program participant’s account by Oncor vest as determined by the O&C Committee.

Participants in the Management Investment Opportunity were also given the option to fund any or all of their investment in Investment LLC using funds in their Salary Deferral Program accounts. The Salary Deferral Program is the record holder of Class B Interests purchased by executives using funds in their Salary Deferral Program accounts. For more information on the Class B Interests held by the Salary Deferral Program on behalf of Named Executive Officers, see “Compensation Elements – Long-Term Incentives – Previous Long-Term Incentives – Equity Interests Plan and Management Investment Opportunity.”

Refer to the narrative that follows the Nonqualified Deferred Compensation table below for a more detailed description of the Salary Deferral Program.

Thrift Plan

All eligible employees of Oncor may contribute a portion of their regular salary or wages to the thrift plan and Oncor matches a portion of an employee’s contributions. This matching contribution is 75% of the employee’s contribution up to the first 6% of the employee’s salary for employees covered under the traditional defined benefit component of the Oncor Retirement Plan, and 100% of the employee’s contribution up to 6% of the employee’s salary for employees covered under the cash balance component of the Oncor Retirement Plan. All matching contributions are invested in thrift plan investments as directed by the participant and are immediately vested.

Retirement Plan

All Oncor employees are eligible to participate in the Oncor Retirement Plan, which is qualified under applicable provisions of the Code. The Oncor Retirement Plan contains both a traditional defined benefit component and a cash balance component. Effective January 1, 2002, the defined benefit plan changed from a traditional final average pay design to a cash balance design. This change was made to better align the retirement program with competitive practices. All participants were extended an opportunity to remain in the traditional program component or transition to the cash balance component. Ms. Dennis and Messrs. Greer, Davis and Guyton elected to remain in the traditional program. All employees employed after January 1, 2002 who have completed one year of service with the company are eligible to participate only in the cash balance component. As a result, Messrs. Nye, Clevenger, and Shapard are covered only under the cash balance component. Mr. Henry, who joined the company in March 2018, will be eligible to participate in the cash balance component upon completion of the required one year of service. For a more detailed description of the Oncor Retirement Plan, refer to the narrative that follows the Pension Benefits table and Footnote 10 to Annual Financial Statements.

Supplemental Retirement Plan

Oncor executives participate in the Supplemental Retirement Plan. The Supplemental Retirement Plan provides for the payment of retirement benefits that:

•	Would otherwise be capped by the Code’s statutory limits for qualified retirement plans;
•	Include Executive Annual Incentive Plan awards in the definition of earnings (for participants in the traditional program component only); and/or
•	Oncor is obligated to pay under contractual arrangements.

For a more detailed description of the Supplemental Retirement Plan, please refer to the narrative that follows the Pension Benefits table below.

Retiree Health Care

Employees hired by Oncor (or EFH Corp’s predecessor) prior to January 1, 2002 are generally entitled to receive an employer-paid subsidy for retiree health care coverage upon their retirement from Oncor. As such, Ms. Dennis and Mr. Greer, will be entitled to receive a subsidy from Oncor for retiree health care coverage upon their retirement from Oncor. Mr. Davis and Mr. Guyton, who have already retired from Oncor and were hired prior to January 1, 2002, receive retiree health care coverage subsidy. Messrs. Nye, Clevenger, Henry and Shapard were hired (or rehired, in the case of Mr. Shapard) after January 1, 2002 and are not eligible for the employer subsidy.

Perquisites and Other Benefits

Perquisites provided to our executive officers are intended to serve as part of a competitive total compensation program and to enhance our executives’ ability to conduct company business. These benefits include financial planning, a preventive physical health exam, and reimbursements for certain business-related country club and/or luncheon club membership costs. Perquisites do not include personal use of company property or services for which we are reimbursed by the executive for the incremental cost to the company of personal use. For a more detailed description of the perquisites, refer to Footnote 3 in the Summary Compensation Table below.

The following is a summary of benefits offered to our executive officers that are not available to all employees:

Executive Financial Planning: All executive officers are eligible to receive executive financial planning services. These services are intended to support them in managing their financial affairs, which we consider especially important given the high level of time commitment and performance expectation required of our executives. Furthermore, these services help ensure greater accuracy and compliance with individual tax regulations.

Executive Physical Health Exam: All executive officers are also eligible to receive an annual physical examination. We recognize the importance of the health of our senior management team and the vital leadership role they play in directing and operating the company. The executive officers are important assets of the company and this benefit is designed to help ensure their health and long-term ability to serve our equity holders.

Country Club/Luncheon Club Membership: Certain executive officers are entitled to reimbursement of country club or luncheon club memberships if the company determines that a business need exists for the executive’s memberships, as such clubs provide those officers with a setting for cultivating business relationships and interaction with key community leaders and officials.

Split-Dollar Life Insurance: Split-dollar life insurance policies were purchased for eligible executives of Oncor. The eligibility provisions of this program were modified in 2003 so that no new participants were added after December 31, 2003. Currently, Ms. Dennis and Mr. Guyton are the only Named Executive Officers who participate, and who are eligible to participate, in the program. Individuals who first became eligible to participate in the Split-Dollar Life Insurance Program after October 15, 1996, vested in the insurance policies issued under the Split-Dollar Life Insurance Program over a six-year period. Oncor pays the premiums for the policies and has received a collateral assignment of the policies equal in value to the sum of all of its insurance premium payments. Although the Split-Dollar Life Insurance Program is terminable at any time, it is designed so that if it is continued, Oncor will fully recover all of the insurance premium payments covered by the collateral assignments either upon the death of the participant or, if the assumptions made as to policy yield are realized, upon the later of 15 years of participation or the participant’s attainment of age 65. In 2007, the Split-Dollar Life Insurance Program was amended to freeze the death benefits at the then current level.

Travel Expenses: From time to time an executive’s spouse and/or children may accompany the executive on a business trip. We may pay for an executive officer’s spouse to travel with the executive officer when taking a business trip, if their presence contributes to the business purpose. However, any incremental costs incurred by Oncor with respect to expenses for the executive’s children to accompany the executive must be fully reimbursed by the executive.

Additional Benefits: In addition to the benefits described above, Oncor offers its executive officers the ability to participate in benefit plans for medical, dental and vision insurance, group term life insurance and accidental death and disability, which are generally made available to all employees at the company.

Individual Named Executive Officer Compensation

Compensatory Agreements

Named Executive Officer Performance Bonus Agreements

On February 22, 2018, we entered into performance bonus agreements with each of Mr. Nye and Mr. Greer that were effective upon closing of the Sempra Acquisition and provide for a performance bonus opportunity to each executive for each of the 2018 and 2019 fiscal years. As each of Mr. Nye and Mr. Greer received promotions upon closing of the Sempra Acquisition, the O&C Committee determined that the performance bonus opportunities were necessary to bring each of their total direct compensation in line with compensation for each of their expanded roles and responsibilities, based on the 2017 peer group compensation analysis and competitive market study. The long-term incentive nature of the performance bonus agreements also provide significant value in retaining the executives and motivating them to help the company achieve certain performance goals. The performance bonus agreements provide that if the executive remains in the continuous employ of Oncor or an affiliate through the last day of each such fiscal year, the executive will be entitled to a performance bonus equal to an award amount multiplied by a performance bonus funding percentage. The performance bonus funding percentage is calculated based on a comparison of Oncor’s achieved net income for such fiscal year to the net income included in Oncor’s annual financial plan for such fiscal year approved by Oncor’s board of directors, subject to any adjustments approved by the O&C Committee. Under the terms of the performance bonus agreements, the performance bonus funding percentage shall equal 50% if the achieved net income is 80% of such fiscal year’s financial plan net income or 150% if the achieved net income is 120% of such fiscal year’s financial plan net income. The performance bonus funding percentage for achieved net income amounts between 80% and 120% of such fiscal year’s financial plan net income will be determined on a straight line interpolation basis. The O&C Committee will certify the final performance bonus funding percentage for each fiscal year and shall have the discretion to make any adjustments it deems necessary and advisable. Mr. Nye’s performance bonus agreements provides for an award amount of $1,610,000 for the 2018 fiscal year and $1,575,000 for the 2019 fiscal year. Mr. Greer’s performance bonus agreement provides for an award amount of $165,000 for the 2018 fiscal year and $135,000 for the 2019 fiscal year.

Under the terms of the performance bonus agreements, if the executive is employed by Oncor or an affiliate of Oncor on the last day of the 2018 or 2019 fiscal years, and his employment with Oncor or such affiliate terminates for any reason other than by Oncor or such affiliate for cause (as defined in the applicable performance bonus agreement) prior to the payment of the performance bonus for that fiscal year, the executive will be entitled to receive any earned performance bonus at the same time it would have been paid if the executive had remained an employee. If the executive is terminated for cause, or ceases employment with Oncor or such affiliate for reasons other than death, disability, retirement or a termination following a change in control, all of his outstanding and unpaid performance bonuses will be forfeited. In the event of a separation from service due to death, disability or retirement (other than a retirement that is also a termination following a change in control), the executive shall be entitled to, for each outstanding and unpaid performance bonus, payment of an amount equal to the product of (i) a fraction, the numerator of which is the number of days in the fiscal year in which the separation of service occurs, up to and including the date of the executive’s separation from service, and the denominator of which is 365; and (ii) the performance bonus amount that would be payable for that fiscal year based on Oncor’s performance bonus funding percentage for that fiscal year. In the event of a termination following a change in control, the executive shall be entitled to, for each outstanding and unpaid performance bonus, payment within 60 days following his separation from service, an amount equal to (i) a fraction, the numerator of which is the number of days in the fiscal year in which the separation of service occurs, up to and including the date of the executive’s separation from service, and the denominator of which is 365; and (ii) the performance bonus amount that would be payable for that fiscal year based on Oncor’s achievement of the financial plan net income for that year.

In February 2018, our board of directors approved our entrance into certain letter agreements with each of our current executive officers, other than Mr. Nye, who declined the opportunity, regarding the potential payment of certain benefits in the event of certain terminations of employment in connection with the closing of the Sempra Acquisition.

Letter Agreements

In August 2017, Oncor and Oncor Holdings entered into a letter agreement with Sempra and one of its wholly-owned subsidiaries (Sempra Letter Agreement). The Sempra Letter Agreement set forth certain rights and obligations of the parties and described certain corporate actions Oncor and Oncor Holdings would take in connection with the merger contemplated by the Sempra Merger Agreement, as well as conditions to Oncor’s and Oncor Holdings’ obligations to take those actions. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. The Sempra Letter Agreement also provided that if any executive officer chose to retire from or terminate his or her service with Oncor in connection with the closing of the Sempra Acquisition and notified Sempra of that choice within three months following the closing of the Sempra Acquisition, the executive would be paid any and all benefits (including change in control benefits) to which the executive officer would be entitled in connection with his or her retirement or termination, treating the retirement or termination as a resignation with “good reason,” a termination “without cause,” or a retirement under the relevant Oncor benefit plan. For more information regarding the Sempra Acquisition, see “Business and Properties — EFH Bankruptcy Proceedings and Sempra Acquisition.”

In February 2018, our board of directors, upon the recommendation of the O&C Committee, approved our entrance into letter agreements with each of our executive officers at the time, other than Mr. Nye, who declined the opportunity to enter into such a letter agreement. The letter agreements memorialize Sempra’s commitments under the Sempra Letter Agreement with respect to executives who choose to retire from or terminate their service with Oncor in connection with the closing of the Sempra Acquisition. We believe the letter agreements provided significant retentive value by motivating our executives to continue to serve in light of the expected change in control. The letter agreements provide that for each executive who terminates employment with Oncor at any time during a stated protection period for any reason other than a termination by Oncor for cause (as defined in each benefit plan applicable to the executive), the executive will be entitled to any and all benefits to which the executive would be entitled to under each employee benefit plan in which the executive participates, including change in control benefits, with the amount of such benefits being based on the termination event that would result in the payment of the most favorable benefits to the executive. These letter agreements were effective upon closing of the Sempra Acquisition. The protection period under these letter agreements is twenty-four months from the date of the closing of the Sempra Acquisition for Mr. Davis and three months from the date of closing of the Sempra Acquisition for each other executive who chose to enter into such a letter agreement. Each of our Named Executive Officers, other than Mr. Nye (who declined the opportunity to enter into such a letter agreement) and Mr. Henry (who was not an employee until after the Sempra Acquisition), entered into such a letter agreement effective March 8, 2018.

Effective upon the closing of the Sempra Acquisition, Mr. Shapard resigned from the office of Chief Executive and notified Oncor and Sempra of his intent to retire April 1, 2018. Mr. Guyton resigned from the office of Chief Customer Officer effective upon the closing of the Sempra Acquisition and notified Oncor and Sempra of his intent to retire July 1, 2018. On December 14, 2018, Mr. Davis delivered a letter indicating his intent to resign and retire as Executive Vice President, Strategy and Planning, effective December 31, 2018. As a result of the letter agreements and each executive’s delivery of notice of his resignation/retirement prior to the end of the protection period in his letter agreement, each of Messrs. Shapard, Guyton and Davis were entitled to termination benefits under each benefit plan in which he participated that would result in the payment of the most favorable benefits to the executive.

Retention Agreement

In January 2018, we entered into a retention agreement with Mr. Henry in connection with our offer of employment to him to serve as Oncor’s Senior Vice President, General Counsel and Secretary upon closing of the Sempra Acquisition. We believe the retention agreement, which was approved by the O&C Committee, was necessary to induce him to join the company and offer him a market competitive compensation package (targeting around the 50th percentile of the 2017 competitive market study) that addresses the fact that as a new hire he would not receive long-term incentive award payments under the Long-Term Incentive Plan until 2021 (for the 2018-2020 performance period) and would not be eligible for an Executive Annual Incentive Plan annual incentive until 2019 (for the 2018 plan year). The retention agreement serves to reinforce and encourage Mr. Henry’s dedication to us as a member of the executive management team and to assure that we will retain his services in the key role of overseeing all of Oncor’s legal, regulatory and legislative efforts. The retention agreement provided for a first retention bonus in the amount of (A) (i) $334,750, multiplied by the Executive Annual Incentive Plan scorecard results for 2017 (95.8%), plus (ii) $758,080 multiplied by the 2015-2017 performance period Long-Term Incentive Plan scorecard results (103.6%), multiplied by (B) the number of days between the first day of Mr. Henry’s employment and December 31, 2018 (291), divided by (C) 306. Pursuant to the terms of the retention agreement, in March 2018, Mr. Henry received $1,051,843 pursuant to the Retention Agreement, representing the first retention bonus. The agreement further provides for the payment of future retention bonuses equal to $758,080 multiplied by the approved Long-Term Incentive Plan scorecard results for each of the 2016-2018 and 2017-2019 performance periods, payable on March 1, 2019 and March 1,

2020 respectively, contingent upon Mr. Henry’s continued employment and satisfactory performance of his job duties as directed by Oncor. The retention agreement provides that in the event Mr. Henry’s employment is terminated by Oncor prior to March 1, 2020 for cause, or Mr. Henry terminates without good reason, all unpaid retention bonuses shall be immediately forfeited. In the event of a termination of employment by Oncor without cause, or Mr. Henry’s termination for good reason, any unpaid retention bonuses shall immediately vest and be payable on a pro-rata basis calculated in accordance with the Long-Term Incentive Plan.

CEO Compensation

E. Allen Nye, Jr.

Mr. Nye became our Chief Executive on March 9, 2018, upon closing of the Sempra Acquisition. Prior to that date he served as our Senior Vice President, General Counsel and Secretary. The following is a summary of Mr. Nye’s individual compensation for 2018.

Base Salary: Mr. Nye’s base salary as Senior Vice President, General Counsel and Secretary was $536,000. Effective March 11, 2018 (the start of the first pay period following the Sempra Acquisition), Mr. Nye’s salary was increased to $850,000 as a result of his promotion to CEO. Effective November 26, 2018, Mr. Nye’s salary was increased by the O&C Committee to $927,000 as a result of the O&C Committee’s annual review of executive compensation discussed above under “-Market Data – 2018 Survey and Peer Group.”

Annual Incentives: In 2019, the O&C Committee awarded Mr. Nye $818,138 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2018 performance, as well as the O&C Committee’s review of Mr. Nye’s overall leadership of the company following closing of the Sempra Acquisition and his performance overseeing all legal, regulatory and governmental affairs matters affecting Oncor prior to assuming the position of CEO. For more detailed information on the calculation of Executive Annual Incentive Awards, see “— Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2018 table and related narrative.

Long-Term Incentives: In 2018, Mr. Nye was granted a Long-Term Incentive Plan target award of $2,339,200 for the performance period of January 1, 2018 through December 31, 2020. Actual awards will be based on the Company’s achievement of approved performance goals and are payable on or before April 1, 2021. In February 2019, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2016 for the January 1, 2016 – December 31, 2018 performance period. Mr. Nye’s Long-Term Incentive Plan award for the 2016-2018 performance period is $770,172 and will be paid on or before April 1, 2019. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2018 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

Performance Bonus Agreement: In 2019, the O&C Committee awarded Mr. Nye $1,880,480 pursuant to the Performance Bonus Agreement, reflecting the results of Oncor’s 2018 achievement of net income. For more detailed information on the calculation of Performance Bonus Agreement awards, see “—Compensatory Agreements — Named Executive Officer Performance Bonus Agreements” above and related narrative.

Robert S. Shapard

Mr. Shapard served as our Chief Executive until the March 9, 2018 closing of the Sempra Acquisition. Mr. Shapard resigned from the office of CEO effective March 9, 2018 and retired from Oncor effective April 1, 2018. In addition, upon the closing of the Sempra Acquisition, Mr. Shapard assumed the role of chairman of our board of directors. The following is a summary of Mr. Shapard’s individual compensation for 2018.

Base Salary: Mr. Shapard’s base salary was $929,000 at the time of his April 1, 2018 retirement from the Company.

Annual Incentive: In 2019, the O&C Committee awarded Mr. Shapard $244,908 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2018 performance. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2018 table and related narrative.

Long-Term Incentives: In 2018, Mr. Shapard was granted a Long-Term Incentive Plan target award of $2,556,608 for the performance period of January 1, 2018 through December 31, 2020. In April 2018, he received pro-rata payment of his 2016 ($1,772,976), 2017 ($1,033,727) and 2018 ($212,273) long-term incentive awards pursuant to the termination upon change in control provisions of the Long-Term Incentive Plan and the letter agreement he entered into with us in March 2018 . See “—Compensation Elements —Long-Term Incentives — Long-Term Incentive Plan” and “—Compensatory Agreements — Letter Agreements” above and the Grants of Plan-Based Awards-2018 table and related narrative for additional information on the Long-Term Incentive Plan and the pro-rata awards.

Change in Control Policy Severance Payments: Mr. Shapard received $5,671,246 in 2018 pursuant to the Change in Control Policy, consisting of a cash severance payment of $5,434,650, an amount equal to a pro-rated annual target bonus of $220,638, and $15,958 representing the monthly difference between the applicable employee rate for health care coverage and the COBRA rate paid by him. For more information regarding Mr. Shapard’s payments upon his retirement from Oncor, please see “—Compensatory Agreements —Letter Agreements” above and his table under “– Potential Payments upon Termination or Change in Control” below and the accompanying narrative following such tables.

Chairman of the Board Director Fees: Mr. Shapard served as a member of our board of directors for all of 2018, assuming the role of chairman of the board of directors effective upon the March 9, 2018 closing of the Sempra Acquisition. Effective for the quarterly periods beginning April 1, 2018, Mr. Shapard received an aggregate of $375,000 in director fees, consisting of the following, paid quarterly in arrears: $56,250 per quarter (of which $3,375 was attributable to his service as a member of the board of directors of Oncor Holdings and reimbursed by Oncor Holdings to Oncor) and $68,750 for serving as non-executive Chairman of our board of directors (of which $4,125 was attributable to his service as the non-executive Chairman of the board of Oncor Holdings and reimbursed by Oncor Holdings to Oncor). Mr. Shapard did not receive fees related to his service on our (or Oncor Holdings) board of directors for periods prior to the quarter beginning April 1, 2018.

Compensation of Other Named Executive Officers

Don J. Clevenger

Mr. Clevenger became our Senior Vice President and Chief Financial Officer on March 9, 2018, upon closing of the Sempra Acquisition. Prior to that date he served as our Senior Vice President, Strategy and Planning. The following is a summary of Mr. Clevenger’s individual compensation for 2018.

Base Salary: Mr. Clevenger’s base salary was increased from $477,000 to $491,000 effective March 11, 2018 (the start of the first pay period following the Sempra Acquisition) reflecting his role change upon closing of the Sempra Acquisition and the O&C Committee’s review of his compensation compared to the 2017 competitive market information for his comparable office, as discussed above under “-Market Data – 2017 Survey and Peer Group.” Mr. Clevenger’s base salary was later increased effective November 26, 2018 from $491,000 to $511,000 as a result of the O&C Committee’s annual review of executive compensation discussed above under “-Market Data – 2018 Survey and Peer Group.”

Annual Incentive: In 2019, the O&C Committee awarded Mr. Clevenger $353,775 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2018 performance, as well as Mr. Clevenger’s individual performance in 2018. The O&C Committee and the CEO evaluated his management of the company’s financial systems, operations and initiatives, including the maintenance of planning, budgeting accounting, and treasury functions and his management of the liquidity of Oncor’s maintenance and construction programs. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2018 table and related narrative.

Long-Term Incentives: In 2018, Mr. Clevenger was granted a Long-Term Incentive Plan target award of $722,752 for the performance period of January 1, 2018 through December 31, 2020. Actual awards will be based on the Company’s achievement of approved performance goals and are payable on or before April 1, 2021. In February 2019, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2016 for the January 1, 2016 – December 31, 2018 performance period. Mr. Clevenger’s Long-Term Incentive Plan award for the 2016-2018 performance period is $686,154 and will be paid on or before April 1, 2019. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2018 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

Deborah L. Dennis

On March 9, 2018, upon closing of the Sempra Acquisition, Ms. Dennis added the office of Chief Customer Officer in addition to serving as our Senior Vice President, Human Resources & Corporate Affairs. The following is a summary of Ms. Dennis’ individual compensation for 2018.

Base Salary: Ms. Dennis’ base salary as Senior Vice President, Human Resources & Corporate Affairs and Chief Customer Officer was increased from $342,000 to $366,000 effective March 11, 2018 (the beginning of the first pay period after the closing of the Sempra Acquisition) reflecting her addition of the role of Chief Customer Officer to her duties and the O&C Committee’s review of her compensation compared to the 2017 competitive market information for her comparable offices, as discussed above under “-Market Data – 2017 Survey and Peer Group.” Ms. Dennis’s base salary was later increased from $366,000 to $381,000 effective November 26, 2018 as a result of the O&C Committee’s annual review of executive compensation discussed above under “-Market Data – 2018 Survey and Peer Group.”

Annual Incentive: In 2019, the O&C Committee awarded Ms. Dennis $262,084 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2018 performance, as well as Ms. Dennis’ individual performance in 2018. The O&C Committee and the CEO evaluated her performance in overseeing employee relations, employee benefit matters, labor matters, corporate and community involvement, and customer related matters. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2018 table and related narrative.

Long-Term Incentives: In 2018, Ms. Dennis was granted a Long-Term Incentive Plan target award of $327,936 for the performance period of January 1, 2018 through December 31, 2020. Actual awards will be based on the Company’s achievement of approved performance goals and are payable on or before April 1, 2021. In February 2019, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2016 for the January 1, 2016 – December 31, 2018 performance period. Ms. Dennis’ Long-Term Incentive Plan award for the 2016-2018 performance period is $299,725 and will be paid on or before April 1, 2019. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2018 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

James A. Greer

On March 9, 2018, upon closing of the Sempra Acquisition, Mr. Greer was promoted from Senior Vice President and Chief Operating Officer to Executive Vice President and Chief Operating Officer. The following is a summary of Mr. Greer’s individual compensation for 2018.

Base Salary: Mr. Greer’s base salary as Senior Vice President and Chief Operating Officer was increased from $495,000 to $525,000 effective March 11, 2018 (the beginning of the first pay period after the closing of the Sempra Acquisition) reflecting his promotion from Senior Vice President to Executive Vice President and the O&C Committee’s review of his compensation compared to the 2017 competitive market information for his comparable office, as discussed above under “-Market Data – 2017 Survey and Peer Group.” Mr. Greer’s base salary was later increased from $525,000 to $546,000 effective November 26, 2018 as a result of the O&C Committee’s annual review of executive compensation discussed above under “-Market Data – 2018 Survey and Peer Group”.

Annual Incentive: In 2019, the O&C Committee awarded Mr. Greer $376,441 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2018 performance, as well as Mr. Greer’s individual performance in 2018 overseeing the complex operations of Oncor’s entire transmission and distribution system, one of the largest such systems in the country. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2018 table and related narrative.

Long-Term Incentives: In 2018, Mr. Greer was granted a Long-Term Incentive Plan target award of $840,000 for the performance period of January 1, 2018 through December 31, 2020. Actual awards will be based on the Company’s achievement of approved performance goals and are payable on or before April 1, 2021. In February 2019, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2016 for the January 1, 2016 – December 31, 2018 performance period. Mr. Greer’s Long-Term Incentive Plan award for the 2016-2018 performance period is $712,604 and will be paid on or before April 1, 2019. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2018 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

Performance Bonus Agreement: In 2019, the O&C Committee awarded Mr. Greer $192,720 pursuant to the Performance Bonus Agreement. For more detailed information on Mr. Greer’s performance bonus agreement, see “— Compensatory Agreements —Named Executive Officer Performance Bonus Agreements” above and related narrative.

Matthew C. Henry

Mr. Henry joined Oncor as Senior Vice President, General Counsel and Secretary on March 16, 2018. The following is a summary of Mr. Henry’s individual compensation for 2018.

Base Salary: Mr. Henry joined Oncor March 16, 2018 as Senior Vice President, General Counsel and Secretary, with a base salary of $515,000, which was determined by the O&C Committee based on its review of the 2017 competitive market information for his comparable office, as discussed above under “-Market Data – 2017 Survey and Peer Group.” Mr. Henry’s base salary was later increased from $515,000 to $536,000 effective November 26, 2018 as a result of the O&C Committee’s annual review of executive compensation discussed above under “-Market Data – 2018 Survey and Peer Group.”

Annual Incentive: In 2019, the O&C Committee awarded Mr. Henry $279,942 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2018 performance, as well as Mr. Henry’s individual performance in 2018 overseeing all legal, regulatory and governmental affairs matters affecting Oncor. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards –2018 table and related narrative.

Long-Term Incentives: In 2018, Mr. Henry was granted a Long-Term Incentive Plan target award of $758,080 for the performance period of January 1, 2018 through December 31, 2020. Actual awards will be based on Oncor’s achievement of approved performance goals and are payable on or before April 1, 2021. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2018 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

Retention Agreement: In 2018, Mr. Henry was paid $1,051,843 pursuant to the Retention Agreement, representing the first retention bonus payable under the agreement. See “—Compensatory Agreements – Retention Agreements” above for more information regarding Mr. Henry’s retention agreement.

David M. Davis

Mr. Davis served as our Senior Vice President and Chief Financial Officer until the March 9, 2018 closing of the Sempra Acquisition, at which time he became Executive Vice President, Strategy and Planning. Mr. Davis retired and resigned as Executive Vice President – Strategy and Planning effective December 31, 2018. The following is a summary of Mr. Davis’ individual compensation for 2018.

Base Salary: Mr. Davis’ base salary was $495,000 until the time of his retirement from the company effective on December 31, 2018.

Annual Incentive: In 2019, the O&C Committee awarded Mr. Davis $357,143 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2018 performance, as well as Mr. Davis’s individual performance in 2018. Specifically, the O&C Committee and the CEO considered his involvement in the EFH Bankruptcy Proceedings and the proposed transactions relating to the acquisition of Oncor in those proceedings. The O&C Committee and the CEO evaluated his performance overseeing the development of strategies, policies and plans for optimizing the value and performance of our electric delivery systems and related assets. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2018 table and related narrative.

Long-Term Incentives: In 2018, Mr. Davis was granted a Long-Term Incentive Plan target award of $728,640 for the performance period of January 1, 2018 through December 31, 2020. In January 2019, he received pro-rata payment of his 2017 ($472,021) and 2018 ($242,658) long-term incentive awards pursuant to the termination upon change in control provisions of the Long-Term Incentive Plan and the letter agreement he entered into with us in March 2018. See “—Compensation Elements —Long-Term Incentives — Long-Term Incentive Plan” and “—Compensatory Agreements —Letter Agreements.” In February 2019, the O&C Committee certified the results of performance goals for Long-Term Incentive Plan awards granted in 2016 for the January 1, 2016 – December 31, 2018 performance period. Mr. Davis’s Long-Term Incentive Plan award for the 2016-2018 performance period is $712,604 and will be paid on or before April 1, 2019. See “—Long-Term Incentives — Long-Term Incentive Plan” above and the Grants of Plan-Based Awards-2018 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

Change in Control Policy Severance Payments: Mr. Davis received $2,772,000 in 2019 pursuant to the Change in Control Policy with respect to his retirement from Oncor effective December 31, 2018, consisting of a cash severance payment of $2,450,250 and an amount equal to a prorated annual target bonus of $321,750. For 18 months Mr. Davis is also eligible to receive the monthly difference between the applicable employee rate for health care coverage and the COBRA rate paid by him. For more information regarding Mr. Davis’s payments upon his retirement from Oncor, please see “—Compensatory Agreements —Letter Agreements” above and his table under “– Potential Payments upon Termination or Change in Control” below and the accompanying narrative following those tables.

Michael E. Guyton

Mr. Guyton served as our Senior Vice President and Chief Customer Officer until the March 9, 2018 closing of the Sempra Acquisition, at which time he resigned from the role of Chief Customer Officer. He continued to serve as Senior Vice President until his retirement on July 1, 2018. The following is a summary of Mr. Guyton’s individual compensation for 2018.

Base Salary: Mr. Guyton’s base salary was $323,000 as Chief Customer Officer until March 9, 2018 and as Senior Vice President until the time of his July 1, 2018 retirement from the company.

Annual Incentive: In 2019, the O&C Committee awarded Mr. Guyton $89,633 pursuant to the Executive Annual Incentive Plan, reflecting the result of Oncor’s 2018 performance. For more detailed information on the calculation of Executive Annual Incentive Awards, see “—Compensation Elements — Executive Annual Incentive Plan” above and the Grants of Plan-Based Awards – 2018 table and related narrative.

Long-Term Incentives: In 2018, Mr. Guyton was granted a Long-Term Incentive Plan target award of $289,408 for the performance period of January 1, 2018 through December 31, 2020. Upon Mr. Guyton’s retirement, he received a pro-rata payment of his 2016 ($223,172), 2017 ($140,544) and 2018 ($48,059) awards per the letter agreement he entered into with us in March 2018. See “—Compensation Elements —Long-Term Incentives — Long-Term Incentive Plan,” “—Compensatory Agreements —Letter Agreements” and the Grants of Plan-Based Awards-2018 table and related narrative for additional information on the Long-Term Incentive Plan and target awards.

Change in Control Policy Severance Payments: Mr. Guyton received $1,053,302 in 2018 pursuant to the Change in Control Policy, consisting of a cash severance payment of $969,000, an amount equal to a prorated annual target bonus of $80,750, and $3,552 representing the monthly difference between the applicable employee rate for health care coverage and the COBRA rate paid by him. For more information regarding Mr. Guyton’s payments upon his retirement from Oncor, please see “—Compensatory Agreements —Letter Agreements” above and his table under “ – Potential Payments upon Termination or Change in Control” below and the accompanying narrative following those tables.

Contingent Payments

Change in Control Policy

Oncor makes available the Change in Control Policy for its eligible executives. The purpose of the Change in Control Policy is to provide the payment of transition benefits to eligible executives if:

•	Their employment with the company or a successor is terminated within twenty-four months following a change in control of the company; and
•	They:
•	are terminated without cause, or
•	resign for good reason.

The terms “change in control,” “without cause” and “good reason” are defined in the Change in Control Policy. The Sempra Letter Agreement provides that the Sempra Acquisition would constitute a change in control under the Change in Control Policy and also contemplates payment of benefits in the event of certain executive officer retirements or resignations following consummation of the Sempra Acquisition. See “— Impact of Sempra Acquisition on Executive Officers Letter Agreements” for more information.

We believe these payments, to be triggered upon meeting the criteria above, provide incentive for executives to fully consider potential changes that are in the best interest of Oncor and our equity holders, even if those changes would result in the executives’ termination. We also believe it is important to have a competitive change in control program to attract and retain the caliber of executives that our business requires and to foster an environment of relative security within which we believe our executives will be able to focus on achieving company goals.

Refer to “Potential Payments upon Termination or Change in Control—Change in Control Policy” for detailed information about payments and benefits that our executive officers are eligible to receive under the Change in Control Policy.

As described above under “Individual Named Executive Officer Compensation – Compensatory Agreements – Letter Agreement,” the Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. In addition, certain of our executives entered into letter agreements in connection with the Sempra Acquisition that provided for the payment of the most favorable benefits under each plan in which the executive participated in the event of the executive’s termination of employment within a certain period of time after the Sempra Acquisition. As a result of these agreements, Messrs. Shapard, Davis and Guyton were each entitled to certain change in control severance payments and certain payments under the benefit plans in which they participated, as disclosed in the Summary Compensation Table.

Severance Plan

Oncor also makes available a Severance Plan (Severance Plan) to provide certain benefits to eligible executives. The purpose of the Severance Plan is to provide benefits to eligible executives who are not eligible for severance pursuant to another plan or agreement (including an employment agreement) and whose employment is involuntarily terminated for reasons other than:

•	Cause (as defined in the Severance Plan);

•	Disability of the employee, if the employee is a participant in our long-term disability plan; or

•	A transaction involving the company or any of its affiliates in which the employee is offered employment with a company involved in, or related to, the transaction.

We believe it is important to have a severance plan in place to attract and retain the caliber of executives that our business requires and to foster an environment of relative security within which we believe our executives will be able to focus on achieving company goals. Refer to “Potential Payments upon Termination or Change in Control” for detailed information about payments and benefits that our executive officers are eligible to receive under the Severance Plan.

Accounting and Tax Considerations

The O&C Committee administers our executive compensation programs with the good faith intention of complying with the Code, including Section 409A, as well as other applicable regulations and accounting rules.

Accounting Considerations

Based on accounting guidance for compensation arrangements, no compensation expense was recognized with respect to Class B Interests issued pursuant to the Management Investment Opportunity as the units were purchased by participants for fair value. Upon consummation of the Sempra Acquisition, interests in the Management Investment Opportunity were distributed to participants on May 4, 2018.

Under the SARs Plan and related 2012 SARs Exercise Opportunity, while the SARs were outstanding, amounts equal to dividends that were paid in respect of Oncor membership interests were credited to the SARs holder’s account as if the SARs were units of Oncor, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency or a change in control. As payments under the dividend provision were not contingent upon a future liquidity event, the liability related to the declared dividends was accrued as vested. For accounting purposes, the liability was discounted based on an employee’s expected retirement date. Upon consummation of the Sempra Acquisition we recognized $4 million in expense related to SARs dividends and interest and then distributed to participants the entire $15 million liability on April 30, 2018.

Income Tax Considerations

Section 162(m) of the Code limits the tax deductibility by a publicly held company of compensation in excess of $1 million paid to certain of its executive officers. Historically, compensation that qualifies as “performance-based compensation” under Section 162(m) of the Code could be excluded from this $1 million limit, but the TCJA repealed this exception, effective for taxable years beginning after December 31, 2017, unless certain transition relief for certain compensation arrangements in place as of November 2, 2017 is available. However, because we are a privately-held limited liability company treated for tax purposes as a partnership, Section 162(m) did not apply to us prior to the TCJA, and we believe it continues to not apply to us following the effectiveness of the TCJA. As a result, we continue to expect that Section 162(m) of the Code will not disallow a federal income tax deduction for compensation in excess of $1 million paid to our executive officers (and certain former executive officers). In any event, the O&C Committee retains discretion to authorize payment of compensation that may not be fully tax deductible when it believes this would be in the best interest of Oncor.

Compensation Committee Interlocks and Insider Participation

Two of our O&C Committee members, Mr. Zucchet and Mr. Bilicic, are not classified as disinterested directors under the standards set forth in the Limited Liability Company Agreement. Mr. Zucchet is employed by OMERS Infrastructure Management Inc., a beneficial owner of Texas Transmission, and serves as an officer and director of Texas Transmission’s parent company. Mr. Zucchet was appointed to the board of directors by Texas Transmission. Mr. Bilicic is Group President of Sempra and was appointed to the board of directors by Sempra (through Oncor Holdings). Mr. Bilicic was appointed to our board of directors and the O&C Committee in August 2019, replacing Tania Ortiz, the Chief Executive Officer of Infraestructura Energetica Nova, S.A.B. de C.V. (IEnova), an entity which is indirectly majority owned by Sempra, who was appointed to our board of directors by Sempra (through Oncor Holdings) in July 2018 and served on our board of directors and the O&C Committee until August 2019.

Prior to the Sempra Acquisition closing on March 9, 2018, Thomas Ferguson served on our board of directors and as a member of the O&C Committee. Mr. Ferguson is a managing director of Goldman, Sachs, & Co., a member of the Sponsor Group, and prior to the closing of the Sempra Acquisition, also served on the board of EFH Corp. and the board of managers of EFIH. Mr. Ferguson was appointed to our board of directors by Oncor Holdings at the direction of EFIH. Mr. Ferguson ceased to be a member of the O&C Committee on March 9, 2018 upon the closing of the Sempra Acquisition. For a description of the ability of Sempra (through Oncor Holdings) and Texas Transmission to appoint directors, see “Directors, Executive Officers and Corporate Governance – Director Appointments.” For a description of Oncor related-party transactions involving the Sponsor Group, STH and Texas Transmission, see “Certain Relationships and Related Transactions, and Director Independence.”

No member of the O&C Committee is or has ever been one of our officers or employees. Mr. Nye, our Chief Executive, was elected to the board of directors of IEnova in January 2019. No other interlocking relationship exists between our executive officers and the board of directors or compensation committee of any other company.

Summary Compensation Table

The following table provides information, for the fiscal years ended December 31, 2018, 2017 and 2016 regarding the aggregate compensation paid to our Named Executive Officers.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
E. Allen Nye, Jr. (5)
Chief Executive	2018	791,000	1,880,480	1,588,310	10,062	104,677	4,374,529
	2017	521,333	—	985,039	62,930	94,200	1,663,502
	2016	497,083	300,000	1,075,869	73,573	88,382	2,034,907
Don J. Clevenger (6)
Senior Vice President &	2018	489,750	—	1,039,929	13,044	76,745	1,619,468
Chief Financial Officer	2017	464,167	—	876,673	45,846	93,565	1,480,251
	2016	442,833	—	892,943	58,433	90,590	1,484,799
Deborah L. Dennis(7)
Senior Vice President,	2018	362,250	—	561,359	1,574	80,814	1,005,997
Human Resources &	2017	332,833	—	437,357	487,517	90,292	1,347,999
Corporate Affairs and	2016	317,333	—	434,995	490,228	86,486	1,329,042
Chief Customer Officer
James A. Greer (8)
Executive Vice President	2018	520,500	192,720	1,089,045	27,320	78,611	1,908,196
and Chief Operating	2017	482,167	—	910,701	885,118	98,507	2,376,493
Officer	2016	459,917	—	927,646	738,775	93,407	2,219,745
Matthew C. Henry(9)
Senior Vice President,	2018	400,875	1,051,843	279,942	—	49,817	1,782,477
General Counsel &
Secretary
Robert S. Shapard(10)
Former Chief Executive	2018	248,379	—	244,908	74,552	6,118,792	6,686,631
	2017	904,250	—	2,953,941	146,557	286,213	4,290,961
	2016	862,583	—	3,148,034	168,895	268,422	4,447,934
David M. Davis(11)
Former Executive Vice	2018	495,000	—	1,069,747	192,680	73,522	1,830,949
President, Strategy &	2017	482,167	—	910,701	838,110	94,003	2,324,981
Planning, and Former	2016	459,917	—	975,201	663,362	88,818	2,187,298
Senior Vice President &
Chief Financial Officer
Michael E. Guyton(12)
Former Senior Vice	2018	166,394	—	89,633	154,449	1,099,103	1,509,579
President and Former	2017	314,750	—	382,173	509,020	87,734	1,293,677
Chief Customer Officer	2016	300,250	—	394,240	450,370	86,055	1,230,915

(1)

Amounts reported as “Bonus” for Messrs. Nye and Greer for 2018 represent amounts paid pursuant to their performance bonus agreements. For more information on the performance bonus agreements, see “– Compensation Discussion and Analysis – Individual Named Executive Officer Compensation – Compensatory Agreements – Named Executive Officer Performance Bonus Agreements.” Amounts reported as “Bonus” for Mr. Henry for 2018 represent the amount paid pursuant to his retention agreement. For more information on his retention agreement, see “– Compensation Discussion and Analysis – Individual Named Executive Officer Compensation – Compensatory Agreements – Retention Agreement.”

(2)

Amounts reported as “Non-Equity Incentive Plan Compensation” were earned by the executive in the respective year and represent amounts related to awards for such years pursuant to the Executive Annual Incentive Plan and the Long-Term Incentive Plan. Awards under the Executive Annual Incentive Plan for any given year are paid in March of the following year. Awards under the Long-Term Incentive Plan are paid on or before April 1 following a 36-month performance period. Long-Term Incentive Plan amount in this column for 2018 represents an award to be paid in 2019 that were earned by the executive for the 2016-2018 performance period.

(3)

Amounts reported under this column reflect the aggregate change in actuarial value at December 31 of the specified year as compared to December 31 of the previous year of each executive’s accumulated benefits under the Oncor Retirement Plan and the Supplemental Retirement Plan. With respect to the Oncor Retirement Plan, Ms. Dennis and Messrs. Greer, Davis and Guyton are covered under the traditional defined benefit component and Messrs. Nye, Clevenger, Henry and Shapard are covered under the cash balance component. Mr. Henry will be eligible for the cash balance program after completing the required one-year of service. There are no above-market or preferential earnings for nonqualified deferred compensation. For a more detailed description of these plans and the calculation of actuarial value, see “– Compensation Discussion and Analysis – Compensation Elements – Deferred Compensation and Retirement Plans” and the narrative that follows the Pension Benefits table below.

(4)	Amounts reported as “All Other Compensation” for 2018 are attributable to the executive’s receipt of compensation as described in the table below.

(5)	Mr. Nye became Chief Executive on March 9, 2018, upon the closing of the Sempra Acquisition. Until that date he served as our Senior Vice President, General Counsel and Secretary.

(6)

Mr. Clevenger became Senior Vice President and Chief Financial Officer on March 9, 2018, upon the closing of the Sempra Acquisition. Until that date he served as our Senior Vice President, Strategic Planning.

(7)	Ms. Dennis became Chief Customer Officer on March 9, 2018, upon the closing of the Sempra Acquisition. She assumed that role in addition to her role as Senior Vice President, HR & Corporate Affairs.

(8)

Mr. Greer was promoted from Senior Vice President and Chief Operating Officer to Executive Vice President and Chief Operating Officer effective March 9, 2018, upon the closing of the Sempra Acquisition.

(9)	Mr. Henry joined Oncor as Senior Vice President, General Counsel and Secretary on March 16, 2018, following the closing of the Sempra Acquisition.

(10)

Mr. Shapard resigned from the office of Chief Executive on March 9, 2018, upon the closing of the Sempra Acquisition, and retired from Oncor effective April 1, 2018. Upon closing of the Sempra Acquisition Mr. Shapard assumed the role of chairman of Oncor’s board of directors.

(11)

Mr. Davis became Executive Vice President, Strategy and Planning, on March 9, 2018, upon the closing of the Sempra Acquisition. Until that date he served as our Senior Vice President and Chief Financial Officer. Mr. Davis retired from Oncor effective December 31, 2018.

(12)

Mr. Guyton served as Senior Vice President and Chief Customer Officer until the closing of the Sempra Acquisition on March 9, 2018, when he resigned from the office of Chief Customer Officer. Following the Sempra Acquisition, Mr. Guyton continued to serve as a Senior Vice President until his retirement from Oncor on July 1, 2018.

2018 All Other Compensation Components for Named Executive Officers

Name	Thrift Plan Company Match ($)	Salary Deferral Program Company Match ($)(1)	SARs Plan Settlement Dividend Interest Accruals ($)(2)	Perquisites ($)(3)	Cash severance payments payable upon termination of service($)(4)	Split-Dollar Life Insurance Program Payments ($) (5)	Other ($)(6)	Total ($)
E. Allen Nye, Jr.	17,160	63,280	1,594	22,643	—	—	—	104,677
Don J. Clevenger	16,500	39,180	5,195	15,870	—	—	—	76,745
Deborah L. Dennis	12,375	28,980	5,195	24,282	—	9,982	—	80,814
James A. Greer	12,375	41,640	6,753	17,843	—	—	—	78,611
Matthew C. Henry	14,440	27,607	—	7,770	—	—	—	49,817
Robert S. Shapard	16,500	27,016	32,468	12,520	5,655,288	—	375,000	6,118,792
David M. Davis	12,375	39,600	5,195	16,352	—	—	—	73,522
Michael E. Guyton	6,739	16,639	5,195	15,347	1,049,750	5,433	—	1,099,103

(1)

Amounts represent company matching amounts under the Salary Deferral Program. Refer to the narrative that follows the Nonqualified Deferred Compensation table below for a more detailed description of the Salary Deferral Program.

(2)

As discussed under “Compensation Discussion and Analysis – Compensation Elements – Previous Long-Term Incentives – Stock Appreciation Rights Settlement,” in connection with the SARs Exercise Opportunity participants agreed that no further dividends would accrue, but that interest would be paid on dividends declared on or before October 31, 2012 accrued at the ten-year Treasury constant maturity rate increased by 100 basis points. Upon closing the Sempra Acquisition, all dividend and interest accounts became payable and interest stopped accruing. Amounts reported reflect interest accrued in 2018. Dividend and interest accounts were distributed to participants on May 4, 2018.

(3)

Amounts reported under this column represent the aggregate amount of perquisites received by each Named Executive Officer. Those perquisites are detailed in the following table. Amounts reported below represent the actual cost to Oncor for the perquisites provided. Perquisites do not include personal use of company property or services for which we are reimbursed by the executive for the incremental cost to the company of personal use. For a discussion of the perquisites received by our executive officers, see “– Compensation Discussion and Analysis – Compensation Elements – Perquisites and Other Benefits.”

(4)

Amounts reflect cash severance payments paid to former Named Executive Officers under the Change in Control Policy with respect to their terminations of service in 2018. For more information on the cash severance payments, see “– Compensation Discussion and Analysis – Individual Named Executive Officer Compensation – Compensatory Agreements – Letter Agreements” and “– Compensation Discussion and Analysis – Contingent Payments – Change in Control Policy” and the “Potential Payments Upon Termination or Change in Control” tables and accompanying narrative.

(5)

Amounts represent premium and tax gross-up payments pursuant to the Split-Dollar Life Insurance Program. Messrs. Nye, Clevenger, Greer, Henry, Shapard and Davis are not eligible to participate in the program because the program was frozen to new participants prior to their qualifying for participation. Amounts in this column for Ms. Dennis represent the aggregate amount of payments pursuant to the program including interest of $6,054 relative to cumulative premium payments which had been made on her behalf, and Oncor provided tax gross-up payments of $3,928 to offset the effect of taxes on such payments. Amounts in this column for Mr. Guyton represent the aggregate amount of payments pursuant to the program including interest of $3,295 relative to cumulative premium payments which had been made on his behalf, and Oncor provided tax gross-up payments of $2,138 to offset the effect of taxes on such payments. For a discussion of the Split-Dollar Life Insurance Program, please see “– Compensation Discussion and Analysis – Compensation Elements – Perquisites and Other Benefits.”

(6)

Amounts reported under this column for Mr. Shapard represent director fees earned or paid to him in cash in 2018 for serving as non-executive Chairman of Oncor’s board of directors, for which he received the following director fees, paid quarterly in arrears, for his service as a director for the quarterly periods beginning April 1, 2018: $56,250 per quarter (of which $3,375 was attributable to his service as a member of the board of directors of Oncor Holdings and is paid by Oncor but reimbursed to Oncor by Oncor Holdings) and $68,750 for serving as non-executive Chairman of our board of directors (of which $4,125 was attributable to his service as the non-executive Chairman of the board of Oncor Holdings and is paid by Oncor but reimbursed to Oncor by Oncor Holdings). Mr. Shapard did not receive any fees for serving as a member of our board of directors for periods prior to April 1, 2018.

2018 Perquisites for Named Executive Officers

Name	Financial Planning ($)	Executive Physical ($)	Country Club and/or Luncheon Club Dues ($)	Spouse Travel ($)(1)	Other ($)(2)	Total ($)
E. Allen Nye, Jr.	10,780	4,132	6,251	—	1,480	22,643
Don J. Clevenger	—	6,539	9,331	—	—	15,870
Deborah L. Dennis	10,780	2,160	10,615	727	—	24,282
James A. Greer	10,780	7,063	—	—	—	17,843
Matthew C. Henry	—	—	1,705	—	6,065	7,770
Robert S. Shapard	6,099	—	4,626	—	1,795	12,520
David M. Davis	10,780	3,012	2,560	—	—	16,352
Michael E. Guyton	10,780	2,938	1,629	—	—	15,347

(1)	Amounts in this column represent spouse expenses for accompanying the Named Executive Officer on business travel.
(2)	Amounts in this column represent the cost of event tickets for personal entertainment.

Grants of Plan-Based Awards – 2018

The following table sets forth information regarding grants of plan-based awards to Named Executive Officers under our Executive Annual Incentive Plan and Long-Term Incentive Plan during the fiscal year ended December 31, 2018.

	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards
	Threshold	Target	Maximum/Superior
Name	($)	($)	($)
E. Allen Nye, Jr.
Executive Annual Incentive Plan (1)	368,531	737,061	1,105,592
Long-Term Incentive Plan - 2018 (2)	1,169,600	2,339,200	3,508,800
Don J. Clevenger
Executive Annual Incentive Plan (1)	159,358	318,716	478,074
Long-Term Incentive Plan - 2018 (2)	361,376	722,752	1,084,128
Deborah L. Dennis
Executive Annual Incentive Plan (1)	118,056	236,112	354,167
Long-Term Incentive Plan - 2018 (2)	163,968	327,936	491,904
James A. Greer
Executive Annual Incentive Plan (1)	169,568	339,136	508,705
Long-Term Incentive Plan - 2018 (2)	420,000	840,000	1,260,000
Matthew C. Henry
Executive Annual Incentive Plan (1)	126,100	252,200	378,300
Long-Term Incentive Plan - 2018 (2)	379,040	758,080	1,137,120
Robert S. Shapard
Executive Annual Incentive Plan (1)(3)	441,275	882,550	1,323,825
Long-Term Incentive Plan - 2018 (2)	1,278,304	2,556,608	3,834,912
David M. Davis
Executive Annual Incentive Plan (1)	160,875	321,750	482,625
Long-Term Incentive Plan - 2018 (2)	364,320	728,640	1,092,960
Michael E. Guyton
Executive Annual Incentive Plan (1)(4)	80,750	161,500	242,250
Long-Term Incentive Plan - 2018 (2)	144,704	289,408	434,112

(1)

The amounts reported reflect the threshold, target and maximum/superior amounts available under the Executive Annual Incentive Plan. Threshold, target and maximum/superior amounts were determined by the O&C Committee in March 2018 and final award payout amounts were determined by the O&C Committee in February 2019. The actual awards for the 2018 plan year will be paid in March 2019 and are reported in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”

(2)

The amounts reported reflect the threshold, target and maximum/superior amounts available for award grants made in 2018 under the Long-Term Incentive Plan. Target amounts for each Named Executive Officer were determined by the O&C Committee in March 2018 and any final awards will be payable on or before April 1, 2021 based on achievement of performance goals for the 2018-2020 performance period, as discussed in more detail below under “— Long-Term Incentive Plan.” Actual awards for the performance period ending on December 31, 2018 will be paid on or before April 1, 2019 and are reported in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation.”

(3)	The amounts for Mr. Shapard represent the amounts that would have been payable if he had been employed for the full year. Mr. Shapard retired effective April 1, 2018.
(4)	The amounts for Mr. Guyton represent the amounts that would have been payable if he had been employed for the full year. Mr. Guyton retired effective July 1, 2018.

Executive Annual Incentive Plan

The Executive Annual Incentive Plan is a cash bonus plan intended to provide a performance-based annual reward for the successful attainment of certain annual performance goals and business objectives that are established by the O&C Committee. Elected officers of the Company having a title of vice president or above and other specified key employees are eligible to participate in the Executive Annual Incentive Plan provided they are employed by us for a period of at least three full months during a January 1 to December 31 plan year. The O&C Committee and our CEO are responsible for administering the Executive Annual Incentive Plan. Participants who die, become disabled or retire during a plan year are eligible to receive prorated awards under the plan for that plan year provided they completed at least three full months of employment in such plan year. Any awards to executive officers are in the sole discretion of the O&C Committee, and those awards are prorated for the number of months in which the individual was employed by the company.

Funding for awards payable in any given plan year is determined based on a funding trigger based on Oncor’s EBITDA and any additional operational or other metrics that the O&C Committee elects to apply in determining the aggregate amount of awards. Based on the level of attainment of these EBITDA and operational metrics targets, the O&C Committee determines an aggregate final funding percentage. This final funding percentage is multiplied by target awards, which amount is then multiplied by individual performance modifiers to provide the final Executive Annual Incentive Plan award. Each step in the calculation process is described in more detail below.

Step 1: EBITDA Achievement

Incentives are only payable under the Executive Annual Incentive Plan in the event the threshold EBITDA funding trigger is achieved. The level of EBITDA achieved is used to calculate a funding trigger percentage as illustrated in the table below.

Funding Trigger Achieved	Funding Trigger Percentage
Actual EBITDA is less than threshold	0%

Actual EBITDA equals threshold	50%

Actual EBITDA is greater than threshold but less than target	Percentage between 50% - 100% equal to the percentage of the target EBITDA achieved

Actual EBITDA equals target	100%

Actual EBITDA is greater than target but less than superior	Percentage between 100% - 150% equal to the percentage of the superior EBITDA achieved

Actual EBITDA equals or is greater than superior	150%

For 2018, the EBITDA funding triggers (threshold, target and superior), actual results and funding trigger percentage under the Executive Annual Incentive Plan were as follows:

Name	Threshold ($ millions)	Target ($ millions)	Superior ($ millions)	Actual Results ($ millions)	Funding Trigger Percentage
EBITDA	1,518.5	1,687.2	1,855.9	1,724.3	111.0%

Step 2: Operational Achievement

If the threshold EBITDA funding trigger is achieved, then once the EBITDA funding percentage is determined, the operational or other metrics set by the O&C Committee are then applied to determine an operational funding percentage. For 2018, the O&C Committee only used operational metrics, which are set forth in the table below.

Additional Metric	Description
Safety	Number of employee injuries using a Days Away, Restricted or Transfer (DART) system with a modifier for fatalities resulting from a safety violation

Reliability	Non-storm System Average Interruption Duration Index (SAIDI), which measures the average number of minutes electric service is interrupted per customer in a year on a weather normalized basis

Operational Efficiency	Based on the achievement of targeted operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) levels determined on a per customer cost basis

Infrastructure Readiness	Measured by a metric based on capital expenditure per three year average kW peak; expressed as a cumulative percentage

For further information on the operational metrics, see “Compensation Discussion and Analysis—Compensation Elements—Executive Annual Incentive Plan.”

The O&C Committee determines the weighting of each of those metrics within the final operational funding percentage. As with the EBITDA funding trigger, each operational metric must meet a threshold level in order to provide any funding for that metric. Meeting the threshold amount results in 50% of the available funding for that specific metric. The O&C Committee also sets target and superior levels for each operational metric, and achievement of those levels results in funding for a specific metric of 100% and 150%, respectively. Once threshold has been achieved, actual results in between each level result in a funding percentage equal to the percentage of the target achieved (up to 150%, for achievement of the superior performance level). For 2018, the weighting, actual results and operational funding percentages for the operational metrics under the Executive Annual Incentive Plan were as follows:

Goal	Weighting	Threshold(1)		Target(2)	Superior(3)	Actual Results	Operational Funding Percentage
Safety (measured in number of injuries per 200,000 hours)
DART	30%	0.69		0.58	0.41	0.18	45.0%
Reliability (measured in minutes)
Non-storm SAIDI	30%	97.0		91.0	80.0	90.2	31.1%
Operational Efficiency - O&M Cost Per Customer (measured in $ per customer)
O&M	30%	$195.72		$182.91	$170.11	184.51	28.1%
Infrastructure Readiness
Capital expenditures per three year average kW peak	10%	97.00	%, 105.00%	98.00%, 103.00%	99.00%, 101.49%	102.49%	11.7%
Total Operational Funding Percentage							115.9%

(1)

Achievement of the threshold operational metric level results in funding of 50% of the available funding percentage for that specific operational metric. Failure to achieve the threshold results in no funding for that specific operational metric.

(2)	Achievement of the target operational metric level results in funding of 100% of the available funding percentage for that specific operational metric.
(3)	Achievement above the superior operational metric level results in funding of up to 150% of the available funding percentage for that specific operational metric.

For 2018, achievement of operational metrics resulted in an operational funding percentage of 115.9%. The operational funding percentage can decrease the final funding percentage, as described in more detail below.

Step 3: Determining Final Funding Percentage

After a funding trigger percentage and operational funding percentage are determined, a final funding percentage is calculated in accordance with the following table.

Achieved Funding Trigger Performance	Final Funding Percentage
Actual EBITDA is less than threshold	0%

Actual EBITDA equals threshold	50%

Actual EBITDA is greater than threshold but less than or equal to target	Lesser of the funding trigger percentage or the operational funding percentage

Actual EBITDA is greater than target	Funding trigger percentage multiplied by the operational funding percentage, up to a payout percentage not exceeding the funding trigger percentage.

For 2018, since actual EBITDA was greater than target, but less than superior, the final funding percentage was the lesser of the funding trigger percentage or the operational funding percentage, resulting in a final funding percentage of 111.0%.

Step 4: Final Award Determination

To calculate an executive officer’s award amount, the final funding percentage is first multiplied by the executive officer’s target award, which is computed as a percentage of actual base salary. Based on the executive officer’s performance, an individual performance modifier is then applied to the calculated award to determine the final incentive payment. An individual performance modifier is based on reviews and evaluations of the executive officer’s performance by the CEO and the O&C Committee (or solely the O&C Committee in the case of our CEO) and may adjust an award upward or downward. The individual performance modifier is determined on a subjective basis. Factors used in determining individual performance modifiers may include operational measures (including the safety, reliability, operational efficiency metrics and infrastructure readiness discussed above), company objectives, individual management and other goals, specific job objectives and competencies, the demonstration of team building and support attributes and general demeanor and behavior. The CEO and the O&C Committee (or solely the O&C Committee in the case of our CEO) do not assign these factors individual weights, but consider them together.

The Executive Annual Incentive Plan provides that if an executive dies, becomes disabled or retires after having participated at least three full months in the plan during such plan year, the executive is entitled to receive payment of a partial award, prorated for the number of months that the executive was a participant in the plan year of his or her termination of employment. Mr. Shapard (who retired from Oncor effective April 1, 2018) and Mr. Guyton (who retired from Oncor effective July 1, 2018), who were each participants in the Executive Annual Incentive Plan for at least three full months in 2018, were eligible for prorated 2018 annual incentives.

In addition, the Change in Control Policy provides that at the same time (and subject to the same conditions) that an executive receives a cash severance payment under the policy, the executive shall also receive a cash severance payment in the amount equal to the pro rata portion of the executive’s target annual incentive award for the year of termination of employment, prorated based on the executive’s termination date. Pursuant to the terms of certain letter agreements entered into in connection with the Sempra Acquisition, Messrs. Shapard and Guyton received $220,638 and $80,750, respectively, representing his pro rata annual incentive target award for 2018. For a description of each executive’s payments under the Change in Control Policy, see “– Contingent Payments – Change in Control Policy” below. For a description of the letter agreements, see “– Individual Named Executive Officer Compensation – Compensatory Agreements – Letter Agreements” below.

Plan Revisions Applicable for Plan Years Beginning in 2019

In February 2019, the O&C Committee amended and restated the Executive Annual Incentive Plan to revise the final funding percentage calculation for awards beginning with the 2019 plan year. Pursuant to these revisions, the final funding percentage for awards beginning with the 2019 plan year will be equal to (i) the weighted operational funding percentage if EBITDA is above target level, or (ii) the lesser of the funding trigger percentage or the weighted operational funding percentage if EBITDA is at the target level or between the threshold and target levels. Failure to achieve threshold EBITDA will result in no funding of awards for that plan year.

Long-Term Incentive Plan

Our board of directors adopted the Long-Term Incentive Plan effective January 1, 2013 and delegated administration of the Long-Term Incentive Plan to the O&C Committee. Our executive officers and any other key employees of the company or its subsidiaries designated by the O&C Committee are eligible to participate. The plan provides for cash awards to be paid after completion of a performance period based on achievement of certain stated performance goals. A performance period under the Long-Term Incentive Plan is the 36-month period beginning each January 1, unless otherwise determined by the O&C Committee in its sole discretion. The participants for each performance period shall be determined by the O&C Committee not later than the 90th day after commencement of the performance period. Performance goals consist of one or more specific performance objectives established by the O&C Committee in its discretion within the first 90 days of the commencement of the applicable performance period. Performance goals may be designated with respect to the company as a whole or one or more operating units, and may also be determined on an absolute basis or relative to internal goals, or relative to levels attained in prior years, or relative to other companies or indices, or as ratios expressing relationships between two or more performance goals.

The O&C Committee determined that the performance goals used for the Long-Term Incentive Plan awards granted in 2018 would consist of both a financial trigger and operational metrics, as set forth below.

2018 - 2020 Performance Period (awards granted in 2018, payable in 2021)
Funding Trigger	Threshold	Target	Superior
Net Income ($ millions; 2018-2020 cumulative)(1)	85%	100%	115%

Performance Goals
Weighting	Performance Metric	Performance Goal
30%	Safety – measured by Days Away, Restricted or Transferred (DART); cumulative	Threshold	0.66
		Target	0.55
		Superior	0.39
30%	Reliability - measured by non-storm System Average Interruption Duration Index (SAIDI) in minutes; cumulative	Threshold	282
		Target	264
		Superior	232
30%	Operational efficiency - measured by operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) on a cost per customer basis; $; average(2)	Threshold	107%
		Target	100%
		Superior	93%
10%	Operational efficiency - measured by an infrastructure readiness metric based on the capital expenditure per three year average kW peak; expressed as a cumulative percentage	Threshold	97.0	%, 105.0%
		Target	98.0	%, 103.0%
		Superior	99.0	% - 101.49%

(1)

The awards note that no later than 90 days after the start of each year within the performance period, the board of directors of Oncor will approve the annual financial plan for the year. Threshold, target and superior levels for net income are reflected as percentages of the cumulative net income set forth in the financial plans for the 2018-2020 performance period.

(2)

The awards note that no later than 90 days after the start of each year within the performance period, the board of directors of Oncor will approve the annual financial plan for the year. Threshold, target and superior levels for operational efficiency are reflected as percentages of the average O&M and SG&A (on a cost per customer basis) set forth in the financial plans for the 2018-2020 performance period.

For awards granted in 2016, 2017, and 2018, the net income funding trigger and operational efficiency performance goals measured by O&M and SG&A on a cost per customer basis were noted as percentages of the cumulative net income set forth in the financial plans approved by our board of directors for each year in the 2016-2018 and 2017-2019 performance periods. In October 2016 our board of directors approved the financial plan for 2017. Based on the approved financial plan, the O&C Committee in March 2017 declared that for purposes of calculating the cumulative performance goals for the 2016-2018 and 2017-2019 performance periods, the 2017 net income funding trigger threshold, target and superior levels shall be $390.3 million, $459.2 million and $528.1 million, respectively, and the 2017 operational efficiency metric (measured by

O&M and SG&A on a cost per customer basis) threshold, target and superior levels shall be $187.82, $175.53 and $163.25. For purposes of calculating the cumulative performance goals for the 2016-2018, 2017-2019 and 2018-2020 performance periods, in February 2018, based on the 2018 financial plan approved by our board of directors in February 2018, the O&C Committee certified that the 2018 net income funding trigger threshold, target and superior levels at $445.6 million, $524.2 million and $602.8 million, respectively, and the 2018 operational efficiency metric (measured by O&M and SG&A on a cost per customer basis) threshold, target and superior levels at $195.72, $182.91 and $170.11. For purposes of calculating the cumulative performance goals for the 2017-2019, 2018-2020 and 2019-2021 performance periods, in February 2019, based on the 2019 financial plan approved by our board of directors in February 2019, the O&C Committee certified the 2019 net income funding trigger target level at $580 million (with the threshold level and, if applicable, the superior level of the net income funding trigger equal to 85% and 115% of the relevant target amount, respectively), and the 2019 operational efficiency metric (measured by O&M and SG&A on a cost per customer basis) target level at $184.42 (with the threshold level and the superior level of such operational efficiency metric equal to 107% and 93% of the relevant target amount, respectively).

The funding of each Long-Term Incentive Plan award granted to date is contingent first upon Oncor achieving a cumulative threshold net income level for the three-year period. If Oncor fails to achieve the stated net income level for the performance period, no award is payable. For Long-Term Incentive Plan awards granted in 2015 or after, the funding trigger percentage for a performance period equals 50% if the threshold level is met, 100% if target level is met, or 150% if the superior level is met or exceeded. (For awards granted in 2013 and 2014, however, there is no superior level funding trigger). The applicable percentage for performance between threshold and target performance levels, and the target and superior performance levels are determined on a straight line interpolation basis.

Once a funding trigger percentage is determined, an operational goal percentage is determined based on Oncor’s satisfaction of four operational metrics. The operational goals used for the Long-Term Incentive Plan awards mirror the operational metrics used for awards under the Executive Annual Incentive Plan. The table below sets forth the operational goals that the O&C Committee applied for 2018 grants.

Operational Goals	Description
Safety	Number of employee injuries using a Days Away, Restricted or Transfer (DART) system with a modifier for fatalities resulting from a safety violation

Reliability	Non-storm System Average Interruption Duration Index (SAIDI), which measures the average number of minutes electric service is interrupted per customer in a year on a weather normalized basis

Operational Efficiency	Based on the achievement of targeted operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) levels determined on a per customer cost basis

Infrastructure Readiness	Measured by a metric based on capital expenditure per three year average kW peak; expressed as a cumulative percentage

For further information on the operational goals, which are identical to the operational metrics in the Executive Annual Incentive Plan, see “Compensation Discussion and Analysis—Compensation Elements—Executive Annual Incentive Plan.”

The O&C Committee sets the threshold, target and superior levels for each operational metric. The achievement of those levels results in funding for a specific metric of 50%, 100% and 150%, respectively. Once the threshold has been achieved, actual results in between each level result in a funding percentage equal to the percentage of the target achieved. Based on the weighting for each operational metric, an aggregate weighted average of operational goal percentage is determined.

The final funding percentage for long-term incentive awards is then calculated using the funding trigger percentage and weighted operational goal percentage, as set forth in the table below.

Long-Term Incentive Plan Final Funding Percentage Calculation
Achieved Performance	Final Funding Percentage
Actual funding trigger is less than threshold	0%

Actual funding trigger equals threshold	50%

Actual funding trigger is greater than threshold but less than or equal to target	Lesser of the funding trigger percentage or the weighted operational goal percentage

Actual funding trigger is greater than target	Funding trigger percentage multiplied by the weighted operational goal percentage, up to a payout percentage not exceeding the funding trigger percentage.

The amount of each Long-Term Incentive Plan award is then determined based on the product of the final funding percentage, multiplied by the target opportunity dollar amount stated in each individual award.

In February 2019, the O&C Committee certified the level of attainment of performance goals established for long-term incentive awards granted in 2016 with a performance period that ended on December 31, 2018. The performance goals achieved for the 2016-2018 performance goal period were certified by the O&C Committee as follows:

2016 -2018 Performance Period Results (awards granted in 2016, payable in 2019)
Funding Trigger	Threshold	Target	Superior	Actual	Achievement
Net Income ($ millions; 2016-2018 cumulative)	1,227.5	1,444.1	1,660.7	1,468.7	105.7%

2016-2018 Performance Goals
Weighting	Performance Metric	Performance Level		Actual	Achievement
30%	Safety - measured by Days Away, Restricted or Transferred (DART); cumulative	Threshold	0.73
		Target	0.62	0.38	45%
		Superior	0.48
30%	Reliability - measured by non-storm System Average Interruption Duration Index (SAIDI) in minutes; cumulative	Threshold	297
		Target	276	278.0	29.1%
		Superior	243
30%	Operational efficiency – measured by operation and maintenance expense (O&M) and sales, general and administrative expense (SG&A) on a cost per customer basis, $; average	Threshold	189.71
		Target	177.30	176.3	31.2%
		Superior	164.89
10%	Operational efficiency – measured by an infrastructure readiness metric based on the capital expenditure per three year average kW peak; %; cumulative	Threshold	97.00, 105.00
		Target	98.00, 103.00	103.01%	10.0%
		Superior	99.00 – 101.49
		Operational Goal Percentage:			115.3%

The Long-Term Incentive Plan encourages retention of executive officers and key employees by stipulating performance periods of generally 36 months. Participants must be continuously employed by us through the last day of the performance period in order to receive a long-term incentive award for that performance period. If a participant is employed by us on the last day of the performance period but his/her employment terminates for any reason other than by us for cause prior to the payment of the award for that performance period, the participant will be entitled to receive payment of the award. In the event a participant is terminated by us for cause, the participant will forfeit any unpaid Long-Term Incentive Plan award. For purposes of the Long-Term Incentive Plan, “cause” has the same meaning as defined in any employment agreement or change-in-control agreement of such participant in effect at the time of termination of employment. If there is no such employment or change-in-control agreement, “cause” means (i) the indictment on or pleading guilty or nolo contendere to, a felony or misdemeanor involving moral turpitude of such participant, or upon the participant, in the carrying out his or her duties to the company, (ii) engaging in conduct that causes a breach of his/her fiduciary duties to us, our subsidiaries or our investors, (iii) committing an act of gross negligence, or (iv) committing gross misconduct resulting in material economic harm to us. If a participant’s employment is terminated for reasons other than death, disability, retirement or following a change in control prior to the last day of the performance period, all of such participant’s outstanding and unpaid Long-Term Incentive Plan awards will be cancelled. Upon a termination due to death, disability or retirement, for each outstanding Long-Term Incentive Plan unpaid award, the participant (or his/her beneficiary in the case of death) will be entitled to receive, on the same date as awards are paid for that period to other participants, an award equal to the product of (i) a fraction, the numerator of which is the number of days in the performance period up to and including the date of the separation of service and the denominator of which is the number of days in the entire performance period, and (ii) the Long-Term Incentive Plan award for such performance period based on actual performance of Oncor during the performance period. In the event of a termination following a change in control, a participant shall be entitled to receive, within 60 days following the separation from service, an award equal to the product of (i) a fraction, the numerator of which is the number of days in the performance period up to and including the date of the separation of service and the denominator of which is the number of days in the entire performance period, and (ii) the Long-Term Incentive Plan award for such performance period based on target performance.

For purposes of the Long-Term Incentive Plan, a “change in control” means, in one or a series of related transactions, (i) the sale of all or substantially all of the consolidated assets or capital stock of EFH Corp., Oncor Holdings, or Oncor to a person (or group of persons acting in concert) who is not an affiliate of any member of the Sponsor Group; (ii) a merger, recapitalization or other sale by EFH Corp., any member of the Sponsor Group or their affiliates, to a person (or group of persons acting in concert) that results in more than 50% of EFH Corp.’s common stock (or any resulting company after a merger) being held by a person (or group of persons acting in concert) that does not include any member of the Sponsor Group or any of their respective affiliates; or (iii) a merger, recapitalization or other sale of common stock by EFH Corp., any member of the Sponsor Group or their affiliates, after which the Sponsor Group owns less than 20% of the common stock of, and has the ability to appoint less than a majority of the directors to the board of directors of, EFH Corp. (or any resulting company after a merger); and with respect to any of the events described in clauses (i) and (ii) above, such event results in any person (or group of persons acting in concert) gaining control of more seats on the board of directors of EFH Corp. than the Sponsor Group. However, the Long-Term Incentive Plan also provides that should a change in control occur under clauses (i) through (iii) above with respect to the assets or capital stock of EFH Corp., a change in control will not be deemed to have occurred unless the change in control would result in the material amendment or interference with the separateness undertakings set forth in our Limited Liability Company Agreement, or would adversely change or modify the definition of an independent director in our Limited Liability Company Agreement.

Pursuant to the letter agreements discussed under “ – Compensation Discussion & Analysis – Individual Named Executive Officer Compensation – Compensatory Agreements – Letter Agreements,” and the Long-Term Incentive Plan provisions regarding payments in the event of a termination following a change in control, Messrs. Shapard, Davis and Guyton received the following prorated awards under the Long-Term Incentive Plan:

Long-Term Incentive Awards Paid to Named Executive Officers in Connection with 2018 Terminations of Service

Name	Award Performance Period	Prorated Award Amounts
Robert S. Shapard Awards paid April, 2018	2016-2018 Performance Period 2017-2019 Performance Period 2018-2020 Performance Period	$ $ $	1,772,976 1,033,727 212,273
David M. Davis Awards paid January, 2019	2017-2019 Performance Period 2018-2020 Performance Period	$ $	472,668 243,323
Michael E. Guyton Awards paid August 2018	2016-2018 Performance Period 2017-2019 Performance Period 2018-2020 Performance Period	$ $ $	223,172 140,544 48,059

As the administrator of the Long-Term Incentive Plan, the O&C Committee has the authority to prescribe, amend and rescind rules and regulations relating to the plan, determine the terms and conditions of any awards and make all other determinations deemed necessary or advisable for the administration of the plan. The O&C Committee has broad discretion under the plan and may delegate to one or more officers of the company the authority to grant Long-Term Incentive Plan awards to employees who are not executive officers. Our board of directors may at any time terminate, alter, amend or suspend the Long-Term Incentive Plan and any awards granted pursuant to it, subject to certain limitations. In the event of a change in control, our board of directors may, in its discretion, terminate the plan and cancel all outstanding and unpaid awards, except that in the event of a termination of the plan in connection with a change in control, participants will be entitled to receive the payout as described above. Payments under the Long-Term Incentive Plan are separate from, and would be in addition to, any payments available under the Change in Control Policy or Severance Plan.

Under the terms of the Long-Term Incentive Plan, the O&C Committee must measure and certify the levels of attainment of performance goals within 90 days following the completion of the performance period. Any awards for such period shall be paid on or about April 1 following the performance period, but in no event later than the end of the calendar year following the end of the applicable performance period. At the discretion of the O&C Committee, individuals newly hired or promoted into positions that qualify to participate in the Long-Term Incentive Plan may begin participating in the plan for one or more open performance periods on a full or pro-rata basis upon the date of hire or promotion.

Award Agreement Revisions Applicable for Performance Periods Beginning in 2019

In February 2019, the O&C Committee amended the form of Long-Term Incentive Plan award agreements for awards granted beginning in 2019. The revised form of award agreement provides that the final funding percentage for awards will be calculated as the product of the funding trigger percentage multiplied by the weighted performance goal percentage, with the funding trigger percentage to equal zero if net income is below the funding trigger threshold.

Pension Benefits

The following table sets forth information regarding Oncor’s participation in the retirement plans that provide for benefits, in connection with, or following, the retirement of Named Executive Officers for the fiscal year ended December 31, 2018:

Name	Plan Name	Number of Years Accredited Service (#)(1)	Present Value of Accumulated Benefit ($)(2)	Payments During Last Fiscal Year ($)
E. Allen Nye, Jr.	Oncor Retirement Plan	7.0000	95,411	—
	Supplemental Retirement Plan	7.0000	185,433	—
Don J. Clevenger	Oncor Retirement Plan	13.6667	191,912	—
	Supplemental Retirement Plan	13.6667	169,649	—
Deborah L. Dennis	Oncor Retirement Plan	39.0833	2,840,258	—
	Supplemental Retirement Plan	39.0833	1,165,632	—
James A. Greer	Oncor Retirement Plan	33.5000	2,160,417	—
	Supplemental Retirement Plan	33.5000	2,611,019	—
Matthew C. Henry(3)	Oncor Retirement Plan	—	—	—
	Supplemental Retirement Plan	—	—	—
Robert S. Shapard	Oncor Retirement Plan	32.3333	—	1,052,304
	Supplemental Retirement Plan	32.3333	—	727,814
David M. Davis	Oncor Retirement Plan	26.5000	1,816,901	—
	Supplemental Retirement Plan	26.5000	2,691,051	—
Michael E. Guyton	Oncor Retirement Plan	34.8333	2,412,391	57,874
	Supplemental Retirement Plan	34.8333	766,338	18,383

(1)

Accredited service for each of the plans is determined based on an employee’s age and hire date. Employees hired by Oncor or an EFH Corp. affiliate prior to January 1, 1985 became eligible to participate in the plan the month after their completion of one year of service and attainment of age 25. Employees hired after January 1, 1985 became eligible to participate in the plan the month after their completion of one year of service and attainment of age 21.

(2)

Mr. Shapard accumulated benefits through his retirement date of April 1, 2018 in two EFH Corp. sponsored supplemental retirement plans as a result of his service as an employee of EFH Corp.’s predecessor prior to joining Oncor. Those benefits are paid solely by EFH Corp. in connection with various changes made by EFH Corp. to its retirement plans in 2012 and, as a result, are not reported in this table.

(3)	Mr. Henry was not eligible to participate in the plans in 2018 as he had not completed the required one-year of service.

The Oncor Retirement Plan contains both a traditional defined benefit component and a cash balance component. Only employees hired before January 1, 2002 may participate in the traditional defined benefit component. All new employees hired after January 1, 2002 participate in the cash balance component. In addition, the cash balance component covers employees previously covered under the traditional defined benefit component who elected to convert the actuarial equivalent of their accrued traditional defined benefit to the cash balance component during a special one-time election opportunity effective in 2002. The employees that participate in the traditional defined benefit component do not participate in the cash balance component.

Annual retirement benefits under the traditional defined benefit component, which applied during 2018 to Ms. Dennis and Messrs. Greer, Davis and Guyton, are computed as follows: for each year of accredited service up to a total of 40 years, 1.3% of the first $7,800, plus 1.5% of the excess over $7,800, of the participant’s average annual earnings (base salary) during his/her three years of highest earnings. Under the cash balance component, which covers Messrs. Nye, Clevenger, and Shapard, a hypothetical account is established for participants and credited with monthly contribution credits equal to a percentage of the participant’s compensation (3.5%, 4.5%, 5.5% or 6.5% depending on the participant’s combined age and years of accredited service), plus interest credits based on the average yield of the 30-year Treasury bond for the 12 months ending November 30 of the prior year. Benefits paid under the traditional defined benefit component of the Oncor Retirement Plan are not subject to any reduction for Social Security payments but are limited by provisions of the Code.

The Supplemental Retirement Plan provides for the payment of retirement benefits, which would otherwise be limited by the Code or the definition of earnings under the Oncor Retirement Plan, including any retirement compensation required to be paid pursuant to contractual arrangements. Under the Supplemental Retirement Plan, retirement benefits are calculated in accordance with the same formula used under the Oncor Retirement Plan, except that, with respect to calculating the portion of the Supplemental Retirement Plan benefit attributable to service under the traditional defined benefit component of the Oncor Retirement Plan, earnings also include Executive Annual Incentive Plan awards. The amount of earnings attributable to the Executive Annual Incentive Plan awards is reported under the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table.

The table set forth above illustrates the present value on December 31, 2018 of each Named Executive Officer’s Retirement Plan benefit and benefits payable under the Supplemental Retirement Plan, based on his or her years of service and remuneration through December 31, 2018. Benefits accrued under the Supplemental Retirement Plan after December 31, 2004 are subject to Section 409A of the Code. Accordingly, certain provisions of the Supplemental Retirement Plan have been modified in order to comply with the requirements of Section 409A and related guidance.

The present value of accumulated benefits for the traditional benefit component of the Oncor Retirement Plan and the Oncor Supplemental Retirement Plan was calculated based on the executive’s annuity payable at the earliest age that unreduced benefits are available under the Plans (generally age 62). Unmarried executives are assumed to elect a single life annuity. For married executives, it is assumed that 60% will elect a 100% joint and survivor annuity and 40% will elect a single life annuity. Post-retirement mortality was based on the RP-2014 Fully Generational Mortality Table for Healthy Annuitants with base year 2006 using projection scale MP-2018. A discount rate of 4.16% was applied and no pre-retirement mortality or turnover was reflected.

The present value of accumulated benefits for the cash balance component of the Oncor Retirement Plan and the Oncor Supplemental Retirement Plan was calculated as the value of the executive’s cash balance account projected to age 65 at an assumed growth rate of 3.50% and then discounted back to December 31, 2018, at 4.16%. No mortality or turnover assumptions were applied.

Early retirement benefits under the Oncor Retirement Plan are available to participants under the traditional defined benefit component upon their attainment of age 55 and achievement of 15 years of accredited service. Early retirement results in a retirement benefit payment reduction of 4% for each full year (and 0.333% for each additional full calendar month) between the date the participant retires and the date the participant would reach age 62. Participants in the cash balance component can receive their benefit upon retirement or upon severance of service with the Company provided they have at least 10 years of accredited service or upon the time they would have accumulated 10 years of accredited service under the plan but for the severance of service. Benefits under the Supplemental Retirement Plan are subject to the same age and service restrictions, but are only available to our executive officers and certain other key employees.

Nonqualified Deferred Compensation – 2018

The following table sets forth information regarding the deferral of components of our Named Executive Officers’ compensation on a basis that is not tax-qualified for the fiscal year ended December 31, 2018:

Name	Executive Contributions in Last Fiscal Year ($)(1)	Registrant Contributions in Last Fiscal Year ($)(2)	Aggregate Earnings (Loss) in Last Fiscal Year ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(3)
E. Allen Nye, Jr.
Salary Deferral Program	63,280	63,280	(68,213)	(119,680)	670,559
Don J. Clevenger(4)
Salary Deferral Program	39,180	39,180	32,131	(298,027)	593,511
Deborah L. Dennis(5)
Salary Deferral Program	28,980	28,980	307,961	(935,938)	794,583
James A. Greer (6)
Salary Deferral Program	41,640	41,640	171,831	(596,762)	644,686
Matthew C. Henry
Salary Deferral Program	27,607	27,607	(3,022)	—	52,191
Robert S. Shapard
Salary Deferral Program	27,016	27,016	(97,792)	(169,038)	1,580,253
David M. Davis (7)
Salary Deferral Program	39,600	39,600	138,803	(489,384)	683,820
Michael E. Guyton(8)
Salary Deferral Program	16,639	16,639	251,783	(983,525)	118,950

(1)

Amounts in this column for the Salary Deferral Program represent salary deferrals pursuant to the Salary Deferral Program and are included in the “Salary” amounts in the Summary Compensation Table above.

(2)

Amounts in this column for the Salary Deferral Program represent company-matching awards pursuant to the Salary Deferral Program and are included in the “All Other Compensation” amounts in the Summary Compensation Table above.

(3)

$306,106, $273,271, $337,347, $293,362, $868,868, $308,701 and $175,138 represent company match accounts prior to 2018 for Messrs. Nye, Clevenger, Ms. Dennis, Messrs. Greer, Shapard, Davis, and Guyton, respectively, and as a result to the extent any were Named Executive Officers in previous years were included as compensation in the Summary Compensation Table in previous years for the year earned, as applicable.

(4)

$188,682 of Mr. Clevenger’s aggregate distributions in the last fiscal year are attributable to the investment and earnings associated with the Class B Interests he purchased using funds in his Salary Deferral Program account pursuant to the Management Investment Opportunity.

(5)

$935,938 of Ms. Dennis’ aggregate distributions in the last fiscal year are attributable to the investment and earnings associated with the Class B Interests she purchased using funds in her Salary Deferral Program account pursuant to the Management Investment Opportunity.

(6)

$542,008 of Mr. Greer’s aggregate distributions in the last fiscal year are attributable to the investment and earnings associated with the Class B Interests he purchased using funds in his Salary Deferral Program account pursuant to the Management Investment Opportunity.

(7)

$430,753 of Mr. Davis’ aggregate distributions in the last fiscal year are attributable to the investment and earnings associated with the Class B Interests he purchased using funds in his Salary Deferral Program account pursuant to the Management Investment Opportunity.

(8)

$650,405 of Mr. Guyton’s aggregate distributions in the last fiscal year are attributable to the investment and earnings associated with the Class B Interests he purchased using funds in his Salary Deferral Program account pursuant to the Management Investment Opportunity.

Salary Deferral Program

Under the Salary Deferral Program, each employee of Oncor, who is in a designated job level and whose annual salary is equal to or greater than an amount established under the Salary Deferral Program ($126,240 for the program year beginning January 1, 2018) may elect to defer up to 50% of annual base salary, and/or up to 85% of any bonus or incentive award. This deferral (including any vested matching contributions, as described below) may be made for a period of seven years, for a period ending with the retirement of such employee, or for a combination thereof, at the election of the employee. Oncor makes a matching award, subject to forfeiture under certain circumstances, equal to 100% of up to the first 8% of salary deferred under the Salary Deferral Program. Oncor does not match deferred annual incentive awards. Matching contributions vest at the earliest of seven years after the deferral date, retirement, death, disability or termination without cause following a change in control of Oncor (as defined in the Salary Deferral Program). The matching contributions of each of Messrs. Shapard, Davis and Guyton vested upon their retirements.

Additionally, Oncor, at the direction of the O&C Committee, can make additional discretionary contributions into a Salary Deferral Program participant’s account. Discretionary contributions made into a Salary Deferral Program participant’s account by Oncor vest as determined by the O&C Committee.

Deferrals are credited with earnings or losses based on the performance of investment alternatives under the Salary Deferral Program selected by each participant. Among the investment alternatives, certain participants were eligible to use funds in the Salary Deferral Program to purchase Class B Interests in November 2008 pursuant to the Equity Interests Plan and Management Investment Opportunity. For additional information regarding the Equity Interests Plan and Management Investment Opportunity, see “- Compensation Elements—Previous Long Term Incentives—Equity Interests Plan and Management Investment Opportunity.” Distributions from Oncor to Investment LLC are distributed pro-rata to the holders of Class B Interests in accordance with their proportionate ownership of Class B Interests. Any distributions attributable to Class B Interests purchased using a participant’s funds in the Salary Deferral Program are deposited in such participant’s Salary Deferral Program account as earnings. Upon consummation of the Sempra Acquisition, investment and income earned in the Management Investment Opportunity under the Salary Deferral Program were distributed to participants on May 4, 2018.

At the end of the applicable account maturity period (seven years or retirement, as elected by the participant or, in the case of company discretionary contributions, as determined by the O&C Committee) the trustee for the Salary Deferral Program distributes the deferrals and the applicable earnings in cash as a lump sum or in annual installments at the participant’s election made at the time of deferral. Oncor is financing the retirement option portion of the Salary Deferral Program through the purchase of corporate-owned life insurance on lives of some participants. The proceeds from such insurance are expected to allow us to fully recover the cost of the retirement option.

Potential Payments upon Termination or Change in Control

The tables and narrative below provide information for payments to Oncor’s Named Executive Officers (or, as applicable, enhancements to payments or benefits) in the event of termination including retirement, voluntary, for cause, death, disability, without cause or change in control of Oncor. The amounts shown below for current executive officers assume that such a termination of employment and/or change in control occurred on December 31, 2018, and the amounts shown below for former executive officers reflect amounts paid in connection with their respective terminations of employment.

In 2018, all of our executive officers were eligible to receive benefits under the terms of the Change in Control Policy and the Severance Plan, as more fully described following the tables below. In addition to the provisions of those plans, the Salary Deferral Program provides that all company-matching awards will become automatically vested in the event of a termination without cause following a change in control, death, disability or retirement. The amounts listed in the tables below regarding the Salary Deferral Program only represent the immediate vesting of company matching contributions resulting from death, disability, retirement or a termination without cause following the occurrence of a change in control. Contributions made to such plan by each Named Executive Officer are disclosed in the Nonqualified Deferred Compensation table above. For a more detailed discussion of the Salary Deferral Program, see the Nonqualified Deferred Compensation table above and the narrative following the Nonqualified Deferred Compensation table.

Retirement benefits under the Oncor Retirement Plan and Supplemental Retirement Plan are available to participants upon their attainment of age 65. Early retirement benefits under the Oncor Retirement Plan are available to our employees covered in the traditional defined benefit component upon their attainment of age 55 and achievement of 15 years of accredited service. Early retirement results in a retirement benefit payment reduction of 4% for each full year (and 0.333% for each additional full calendar month) between the date the participant retires and the date the participant would reach age 62. Early retirement benefits are available to our employees in the cash balance component upon their achievement of 10 years of accredited service at the time of his/her severance from service or on the date the participant would have accumulated 10 years of accredited service but for the participant’s severance from service. Benefits under the Supplemental Retirement Plan are subject to the same age and service restrictions, but are only available to our executive officers and certain other key employees. Mr. Shapard participates in the cash balance component of the retirement plans and retired effective April 1, 2018. Messrs. Nye and Clevenger also participate in the cash balance component and were not eligible to retire early because they had not met the age and service requirements. Ms. Dennis and Messrs. Greer, Davis and Guyton participate in the traditional defined benefit component of the retirement plans. Mr. Davis retired effective December 31, 2018 and Mr. Guyton retired effective July 1, 2018. Since both Ms. Dennis and Mr. Greer have satisfied the age requirement and 15 years of accredited service, they are eligible to retire early upon termination of employment. As of December 31, 2018, Mr. Henry was ineligible to participate in the retirement benefits as he did not meet the one-year service requirement. No additional potential payments will be triggered by any termination of employment or change in control, and as a result no amounts are reported in the tables below for such retirement plans. For a more detailed discussion of the retirement plans, see the Pension Benefits table above and the narrative following the Pension Benefits table.

All our Named Executive Officers participate in benefit plans for group term life insurance and accidental death and disability. Any benefits received under these policies are paid to the beneficiary by a third-party provider.

In connection with the November 2012 SARs Exercise Opportunity, each SARs holder agreed that no further dividends would accumulate following such exercise, and that interest would accrue on their existing dividend accounts until such dividends were paid in accordance with the terms of the SARs Plan. The dividends and interest were payable when dividends would become payable under the SARs Plan, generally upon a participant’s death, disability, separation from service, unforeseeable emergency, or a change in control, each as defined by section 409A of the Code. Dividends and interest became distributable in connection with the Sempra Acquisition and were paid to participants in May 2018.

In August 2017, Oncor and Oncor Holdings entered into the Sempra Letter Agreement with Sempra and one of its wholly owned subsidiaries. The Sempra Letter Agreement set forth certain rights and obligations of the parties and described certain corporate actions Oncor and Oncor Holdings would take in connection with the merger contemplated by the Sempra Merger Agreement, as well as conditions to Oncor’s and Oncor Holdings’ obligations to take those actions. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. The Sempra Letter Agreement also provided that if any executive officer chose to retire from or terminate his or her service with Oncor in connection with the closing of the Sempra Acquisition and notified Sempra of that choice within three months following the closing of the Sempra Acquisition, the executive would be paid any and all benefits (including change in control benefits) to which such executive officer would be entitled in connection with such retirement or termination, treating such retirement or termination as a resignation with “good reason,” a termination “without cause,” or a retirement under the relevant Oncor benefit plan. For more information regarding the Sempra Acquisition, see “Business and Properties — EFH Bankruptcy Proceedings and Sempra Acquisition.”

In February 2018, our board of directors, upon the recommendation of the O&C Committee, approved our entrance into letter agreements with each of our executive officers at the time, other than Mr. Nye, who declined the opportunity to enter into such a letter agreement. The letter agreements memorialize Sempra’s commitments under the Sempra Letter Agreement with respect to executives who choose to retire from or terminate their service with Oncor in connection with the closing of the Sempra Acquisition. The letter agreements provide that for each executive who terminates employment with Oncor at any time during a stated protection period for any reason other than a termination by Oncor for cause (as defined in each benefit plan applicable to such executive), such executive will be entitled to any and all benefits to which the executive would be entitled to under each employee benefit plan in which the executive participates, including change in control benefits, with the amount of such benefits being based on the termination event that would result in the payment of the most favorable benefits to the executive. These letter agreements were effective upon closing of the Sempra Acquisition. The protection period under these letter agreements is twenty-four months from the date of the closing of the Sempra Acquisition for Mr. Davis and three months from the date of closing of the Sempra Acquisition for each other executive who chose to enter into such a letter agreement. Each of our Named Executive Officers, other than Mr. Nye (who declined the opportunity to enter into such a letter agreement) and Mr. Henry (who was not an employee until after the Sempra Acquisition), entered into such a letter agreement effective March 8, 2018.

Effective upon the closing of the Sempra Acquisition, Mr. Shapard resigned from the office of Chief Executive and notified Oncor and Sempra of his intent to retire April 1, 2018. Mr. Guyton resigned from the office of Chief Customer Officer effective upon the closing of the Sempra Acquisition and notified Oncor and Sempra of his intent to retire July 1, 2018. On December 14, 2018, Mr. Davis delivered a letter indicating his intent to retire as Executive Vice President, Strategy and Planning, effective December 31, 2018. As a result of the letter agreements and each executive’s delivery of notice of his resignation/retirement prior to the end of the protection period in his letter agreement, each of Messrs. Shapard, Guyton and Davis were entitled to termination benefits under each benefit plan in which he participated that would result in the payment of the most favorable benefits to the executive.

1. Mr. Nye

Potential Payments to Mr. Nye Upon Termination ($)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(1)	Without Cause or For Good Reason in Connection with Change in Control(2)
Cash Severance	—	—	—	—	4,065,183	5,729,244
Executive Annual Incentive Plan	—	—	737,061	737,061	—	—
Salary Deferral Program(3)	—	—	279,434	279,434	—	279,434
Long-Term Incentive Plan(4)	728,640	—	2,017,955	2,017,955	2,017,955	2,017,955
Performance Bonus Agreement	1,880,480	—	1,880,480	1,880,480	1,880,480	1,880,480
Health & Welfare
- Medical/COBRA	—	—	—	—	56,697	56,697
- Dental/COBRA	—	—	—	—	3,990	3,990
Outplacement Assistance	—	—	—	—	40,000	40,000

Totals	$2,609,120	$—	$4,914,930	$4,914,930	$8,064,305	$10,007,800

(1)	Reflects amounts payable pursuant to the Severance Plan.
(2)	Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy.
(3)

Amounts reported reflect the immediate vesting of unvested company matching contributions resulting from death, disability or the occurrence of termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to a termination for good reason.

(4)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

2. Mr. Clevenger

Potential Payments to Mr. Clevenger Upon Termination ($)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(1)	Without Cause or For Good Reason in Connection with Change in Control(2)
Cash Severance	—	—	—	—	829,716	2,807,864
Executive Annual Incentive Plan	—	—	318,716	318,716	—	—
Salary Deferral Program(3)	—	—	240,208	240,208	—	240,208
Long-Term Incentive Plan(4)	649,152	—	1,344,207	1,344,207	1,344,207	1,344,207
Health & Welfare
- Medical/COBRA	—	—	—	—	37,798	37,798
- Dental/COBRA	—	—	—	—	2,660	2,660
Outplacement Assistance	—	—	—	—	25,000	25,000

Totals	$649,152	$—	$1,903,131	$1,903,131	$2,239,381	$4,457,737

(1)	Reflects amounts payable pursuant to the Severance Plan.
(2)	Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy.
(3)

Amounts reported reflect the immediate vesting of unvested company matching contributions resulting from death, disability or the occurrence of a termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to termination for good reason.

(4)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

3. Ms. Dennis

Potential Payments to Ms. Dennis Upon Termination ($)

Benefit	Retirement(1)	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(2)	Without Cause or For Good Reason in Connection with Change in Control(3)
Cash Severance	—	—	—	—	—	732,692	1,470,336
Executive Annual Incentive Plan	236,112	—	—	236,112	236,112	—	—
Salary Deferral Program(4)	—	—	—	—	—	—	—
Long-Term Incentive Plan(5)	590,663	283,136	—	590,663	590,663	590,663	590,663
Health & Welfare
- Medical/COBRA	—	—	—	—	—	23,857	23,857
- Dental/COBRA	—	—	—	—	—	1,749	1,749
Outplacement Assistance	—	—	—	—	—	25,000	25,000

Totals	$826,775	$283,136	$—	$826,775	$826,775	$1,373,961	$2,111,605

(1)

Ms. Dennis participates in the traditional defined benefit component of the Oncor Retirement Plan and the Supplemental Retirement Plan, and because she has reached age 55 and achieved 15 years of accredited service, under the terms of the plans she is eligible to retire early upon termination of employment.

(2)	Reflects amounts payable pursuant to the Employee Severance Plan.
(3)	Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy.
(4)

Amounts reported reflect the immediate vesting of unvested company matching contributions resulting from retirement, death, disability or the occurrence of a termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to termination for good reason. Ms. Dennis was fully vested in the Salary Deferral Program as of December 31, 2018.

(5)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

4. Mr. Greer

Potential Payments to Mr. Greer Upon Termination ($)

Benefit	Retirement(1)	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(2)	Without Cause or For Good Reason in Connection with Change in Control(3)
Cash Severance	—	—	—	—	—	885,136	2,109,408
Executive Annual Incentive Plan	339,136	—	—	339,136	339,136	—	—
Salary Deferral Program(4)	183,391	—	—	257,091	257,091	—	257,091
Long-Term Incentive Plan(5)	1,425,942	674,176	—	1,425,942	1,425,942	1,425,942	1,425,942
Performance Bonus Agreement	192,720	192,720	—	192,720	192,720	192,720	192,720
Health & Welfare
- Medical/COBRA	—	—	—	—	—	37,798	37,798
- Dental/COBRA	—	—	—	—	—	2,644	2,644
Outplacement Assistance	—	—	—	—	—	25,000	25,000

Totals	$2,141,189	$866,896	$—	$2,214,889	$2,214,889	$2,569,240	$4,050,603

(1)

Mr. Greer participates in the traditional defined benefit component of the Oncor Retirement Plan and the Supplemental Retirement Plan, and because he has reached age 55 and achieved 15 years of accredited service, under the terms of the plans he is eligible to retire early upon termination of employment.

(2)	Reflects amounts payable pursuant to the Severance Plan.
(3)	Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy.
(4)

Amounts reported reflect the immediate vesting of unvested company matching contributions resulting from death, disability or the occurrence of a termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to termination for good reason.

(5)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

5. Mr. Henry

Potential Payments to Mr. Henry Upon Termination ($)

Benefit	Voluntary	For Cause	Death	Disability	Without Cause or For Good Reason(1)	Without Cause or For Good Reason in Connection with Change in Control(2)
Cash Severance	—	—	—	—	788,200	2,616,800
Executive Annual Incentive Plan	—	—	252,200	252,200	—	—
Salary Deferral Program(3)	—	—	26,096	26,096	—	26,096
Long-Term Incentive Plan(4)	—	—	252,463	252,463	252,463	252,463
Retention Agreement	—	—	1,263,467	1,263,467	1,263,467	1,263,467
Health & Welfare
- Medical/COBRA	—	—	—	—	37,798	37,798
- Dental/COBRA	—	—	—	—	2,660	2,660
Outplacement Assistance	—	—	—	—	25,000	25,000

Totals	$—	$—	$1,794,226	$1,794,226	$2,369,588	$4,224,284

(1)	Reflects amounts payable pursuant to the Severance Plan.
(2)	Reflects amounts payable pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy.
(3)

Amounts reported reflect the immediate vesting of unvested company matching contributions resulting from death, disability or the occurrence of termination without cause following a change in control. The Salary Deferral Program does not contain provisions relating to a termination for good reason.

(4)	Amounts reported reflect the combined amount of outstanding grants to the executive under the Long-Term Incentive Plan and assumes that target performance for each performance period was met.

6. Mr. Shapard

Potential Payments to Mr. Shapard Upon Termination ($)

(Reflects Amount Paid or Payable With Respect to his April 1, 2018 retirement)

Benefit	Retirement following the Sempra Acquisition (1) (2)
Cash Severance(3)	5,655,288
Executive Annual Incentive Plan	220,638
Salary Deferral Program(4)	520,300
Long-Term Incentive Plan(5)	3,018,976
Health & Welfare(6)
- Medical/COBRA	45,080
- Dental/COBRA	2,687
Outplacement Assistance	—

Totals	$9,462,969

(1)

Mr. Shapard retired from Oncor effective April 1, 2018. Amounts reported reflect amounts received by Mr. Shapard following his retirement pursuant to each of the benefit plans in which he participated at the time of his retirement. Pursuant to the terms of the letter agreement he entered into with Oncor in connection with the Sempra Acquisition, he received the most favorable benefits payable under each applicable plan. See “— Change in Control Policy —Sempra Acquisition” below for more information.

(2)

Mr. Shapard participates in the cash balance benefit component of the Oncor Retirement Plan and the Supplemental Retirement Plan, and because he had reached age 55 and achieved 15 years of accredited service, under the terms of the plans he was eligible to retire early upon termination of employment.

(3)

Reflects amounts paid as a result of Mr. Shapard’s termination of service following the Sempra Acquisition pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy. See “— Change in Control Policy —Sempra Acquisition” below for more information regarding payments made in connection with certain executive officer retirements following the closing of the Sempra Acquisition.

(4)	Amounts reported reflect the immediate vesting of unvested company matching contributions.
(5)

Amounts reported reflect the combined amount of awards paid under the Long-Term Incentive Plan pursuant to the provisions relating to termination of service following a change in control. See “— Long-Term Incentive Plan” in the narrative following the Grants of Plan-Based Awards Table above for more information regarding payments made in connection with certain executive officer terminations of service in connection with the closing of the Sempra Acquisition.

(6)	Amounts reported reflect the company reimbursement Mr. Shapard is eligible to receive for the cost of coverage under our health care benefit plans pursuant to the Change in Control Policy.

7. Mr. Davis

Potential Payments to Mr. Davis Upon Termination ($)

(Reflects Amount Paid or Payable With Respect to his December 31, 2018 retirement)

Benefit	Retirement following the Sempra Acquisition (1) (2)
Cash Severance(3)	2,772,000
Executive Annual Incentive Plan	321,750
Salary Deferral Program(4)	250,214
Long-Term Incentive Plan(5)	1,388,855
Health & Welfare(6)
- Medical/COBRA	28,560
- Dental/COBRA	1,749
Outplacement Assistance	—

Totals	$4,763,128

(1)

Mr. Davis retired from Oncor effective December 31, 2018. Amounts reported reflect amounts received by Mr. Davis following his retirement pursuant to each of the benefit plans in which he participated at the time of his retirement. Pursuant to the terms of the letter agreement he entered into with Oncor in connection with the Sempra Acquisition, he received the most favorable benefits payable under each applicable plan. See “— Change in Control Policy —Sempra Acquisition” below for more information.

(2)

Mr. Davis participates in the traditional defined benefit component of the Oncor Retirement Plan and the Supplemental Retirement Plan, and because he had reached age 55 and achieved 15 years of accredited service, under the terms of the plans he was eligible to retire early upon termination of employment.

(3)

Reflects amounts paid as a result of Mr. Davis’s termination of service following the Sempra Acquisition pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy. See “— Change in Control Policy —Sempra Acquisition” below for more information regarding payments made in connection with certain executive officer terminations of service in connection with the closing of the Sempra Acquisition.

(4)	Amounts reported reflect the immediate vesting of unvested company matching contributions.
(5)

Amounts reported reflect the combined amount of awards paid under the Long-Term Incentive Plan pursuant to the provisions relating to termination of service following a change in control. See “— Long-Term Incentive Plan” in the narrative following the Grants of Plan-Based Awards Table above for more information regarding payments made in connection with certain executive officer terminations of service in connection with the closing of the Sempra Acquisition.

(6)	Amounts reported reflect the company reimbursement Mr. Davis is eligible to receive for the cost of coverage under our health care benefit plans pursuant to the Change in Control Policy.

8. Mr. Guyton

Potential Payments to Mr. Guyton Upon Termination ($)

(Reflects Amounts Paid or Payable With Respect to his July 1, 2018 retirement)

Benefit	Retirement following the Sempra Acquisition (1)(2)
Cash Severance(3)	1,049,750
Executive Annual Incentive Plan	80,750
Salary Deferral Program(4)	194,105
Long-Term Incentive Plan(5)	411,775
Health & Welfare(6)
- Medical/COBRA	24,560
- Dental/COBRA	1,748
Outplacement Assistance	—

Totals	$1,762,688

(1)

Mr. Guyton retired from Oncor effective July 1, 2018. Amounts reported reflect amounts received by Mr. Guyton following his retirement pursuant to each of the benefit plans in which he participated at the time of his retirement. Pursuant to the terms of the letter agreement he entered into with Oncor in connection with the Sempra Acquisition, he received the most favorable benefits payable under each applicable plan. See “— Change in Control Policy —Sempra Acquisition” below for more information.

(2)

Mr. Guyton participates in the traditional defined benefit component of the Oncor Retirement Plan and the Supplemental Retirement Plan, and because he had reached age 55 and achieved 15 years of accredited service, under the terms of the plans he was eligible to retire early upon termination of employment.

(3)

Reflects amounts paid following Mr. Guyton’s termination of service following the Sempra Acquisition pursuant to the Change in Control Policy. Cash severance amount reflects both the cash severance payment and pro rata target bonus amount payable pursuant to that policy. See “— Change in Control Policy —Sempra Acquisition” below for more information regarding payments made in connection with certain executive officer terminations of service in connection with the closing of the Sempra Acquisition.

(4)	Amounts reported reflect the immediate vesting of unvested company matching contributions.
(5)

Amounts reported reflect the combined amount of awards paid under the Long-Term Incentive Plan pursuant to the provisions relating to termination of service following a change in control. See “— Long-Term Incentive Plan” in the narrative following the Grants of Plan-Based Awards Table above for more information regarding payments made in connection with certain executive officer terminations of service in connection with the closing of the Sempra Acquisition.

(6)	Amounts reported reflect the company reimbursement Mr. Guyton is eligible to receive for the cost of coverage under our health care benefit plans pursuant to the Change in Control Policy.

Change in Control Policy

We maintain a Change in Control Policy for our executive team, which consists of our executive officers and certain non-executive vice presidents. The purpose of this Change in Control Policy is to provide the payment of transition benefits to eligible executives if:

•	Their employment with the company or a successor is terminated within twenty-four months following a change in control of the company; and

•	They:

•	are terminated without cause, or

•	resign for good reason.

The Change in Control Policy provides for the payment of transition benefits to eligible executives if any of the following occur within 24 months following a change in control:

•

The executive is terminated without cause. Cause is defined as either (a) the definition in any executive’s applicable employment agreement or change in control agreement or (b) if there is no such employment or change in control agreement, cause exists: (i) if, in carrying out his or her duties to Oncor, an executive engages in conduct that constitutes (A) a breach of his or her fiduciary duty to Oncor, its subsidiaries or shareholders, (B) gross neglect or (C) gross misconduct resulting in material economic harm to Oncor or its subsidiaries, taken as a whole, or (ii) upon the indictment of the executive, or the plea of guilty or nolo contendere by the executive to, a felony or a misdemeanor involving moral turpitude.

•

The executive resigns for good reason. Good reason is defined as any of the following events or actions being taken without the executive’s consent: (a) a material reduction in the executive’s base salary, other than a broad-based reduction of base salaries of all similarly situated executives of the surviving corporation after a change in control, or subsidiary, as applicable, unless such broad-based reduction only applies to former executives of Oncor; (b) a material reduction in the aggregate level or value of benefits for which the executive is eligible, immediately prior to the change in control (as defined below), other than a broad-based reduction applicable on a comparable basis to all similarly situated executives; (c) a material reduction in the executive’s authority, duties, responsibilities or title, including a material reduction in the budget over which the executive retains authority; (d) the executive is required to permanently relocate outside of a fifty (50) mile radius of the executive’s principal residence; (e) the executive is asked or required to resign in connection with a change in control and does so resign; or (f) an adverse change in the executive’s (i) reporting level or responsibilities, (ii) title and/or scope of responsibility, (iii) management authority, or (iv) the scope or size of the business or entity for which the executive had responsibility, in each case as in effect immediately prior to the effective time of a change in control.

“Change in control” is defined in the Change in Control Policy as the occurrence of the following events: (a) the Sponsor Group ceases to beneficially own (within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934, as amended) a majority of our or our successor’s (by consolidation or merger) outstanding equity interest; (b) any sale, lease, exchange or other transfer (in one transaction or in a series of related transactions) of all, or substantially all, of our assets, other than to an entity (or entities) of which the Sponsor Group beneficially owns a majority of the outstanding equity interest; (c) individuals who as of August 1, 2015 constitute our board of directors (the Incumbent Board) cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to August 1, 2015 whose election or nomination for election was approved by a vote of at least seventy-five percent (75%) of the directors comprising the Incumbent Board shall be, for purposes of this clause (c) considered as though such person were a member of the Incumbent Board; or (d) the consummation of a court-approved plan of reorganization in the proceeding styled In re Energy Future Holdings Corp., et al., Case No. 14-10979 (CSS), pending in the United States Bankruptcy Court for the District of Delaware. For purposes of this definition, the term “Sponsor Group” shall mean investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Capital, L.P. and Goldman Sachs & Co.

Our executive officers are eligible to receive the following under the Change in Control Policy:

•

A one-time lump sum cash severance payment in an amount equal to the greater of (i) a multiple (3 times for our chief executive, our chief financial officer and our general counsel (Messrs. Nye, Clevenger, Henry and former executives Shapard and Davis), and 2 times for each other executive officer) of the sum of the executive’s (a) annualized base salary and (b) annual target incentive award for the year of termination or resignation, or (ii) the amount determined under Oncor’s severance plan for non-executive employees (which pays two weeks of an employee’s pay for every year of service up to the 20th year of service, and three-weeks’ pay for every year of service above 20 years of service);

•	A cash bonus in an amount equal to a pro rata portion of the executive’s target annual incentive award for the year of termination;

•

Continued coverage at our expense under our health care benefit plans for the applicable COBRA period with the executive’s contribution for such plans being at the applicable employee rate for 18 months (unless and until the executive becomes eligible for benefits with another employer) and, if the executive is covered under our healthcare plans through the end of such period, at the end of such continued coverage the executive may continue participation in our health care plans at the applicable COBRA rate for 18 months, in the case of the chief executive officer or six months, in the case of each other executive, and Oncor will reimburse the executive the monthly difference between the applicable employee rate for such coverage and the COBRA rate paid by the executive for such period;

•

Outplacement assistance at our expense for 18 months, in the case of the chief executive officer, and one year, in the case of the other executive officers, up to a maximum of $40,000 for the chief executive officer, and $25,000 for other executives;

•	Reimbursement of reasonable legal fees and expenses incurred by an executive in disputing in good faith the benefits under the plan, up to a maximum of $250,000;

•	Any vested, accrued benefits to which the executive is entitled under our employee benefits plans, and

•

If any of the severance benefits described in the Change in Control Policy shall result in an excise tax pursuant to Code Sections 280G or 4999 of the Code, payable by the executive, a tax gross-up payment to cover such additional taxes, subject to reduction for certain Section 280G purposes.

The Change in Control Policy contains a one year non-solicitation period and provisions regarding confidentiality and non-disparagement and attaches a form of release agreement that each executive is required to sign prior to receipt of benefits under the policy. The Change in Control Policy also provides that for a period of one year after a termination contemplated by the plan, a participant may not recruit, solicit, induce or in any way cause any employee, consultant or contractor engaged by Oncor to terminate his/her relationship with Oncor. The Change in Control Policy may be amended by our board of directors or a duly authorized committee of our board of directors at any time, except that any amendments that materially decrease the benefits available to eligible participants cannot be made within 24 months of a change in control or while the company is in the process of negotiating a potential transaction that could constitute a change in control.

Sempra Acquisition

In August 2017, Oncor and Oncor Holdings entered into the Sempra Letter Agreement with Sempra and one of its wholly owned subsidiaries. The Sempra Letter Agreement set forth certain rights and obligations of the parties and described certain corporate actions Oncor and Oncor Holdings would take in connection with the merger contemplated by the Sempra Merger Agreement, as well as conditions to Oncor’s and Oncor Holdings’ obligations to take those actions. The Sempra Letter Agreement provided that, for Oncor’s executive officers, the Sempra Acquisition would constitute a change in control or change of control under Oncor’s existing benefit plans and policies. The Sempra Letter Agreement also provided that if any executive officer chose to retire from or terminate his or her service with Oncor in connection with the closing of the Sempra Acquisition and notified Sempra of that choice within three months following the closing of the Sempra Acquisition, the executive would be paid any and all benefits (including change in control benefits) to which such executive officer would be entitled in connection with such retirement or termination, treating such retirement or termination as a resignation with “good reason,” a termination “without cause,” or a retirement under the relevant Oncor benefit plan. For more information regarding the Sempra Acquisition, see “Business and Properties — EFH Bankruptcy Proceedings and Sempra Acquisition.”

In February 2018, our board of directors, upon the recommendation of the O&C Committee, approved our entrance into letter agreements with each of our executive officers at the time, other than Mr. Nye, who declined the opportunity to enter into such a letter agreement. The letter agreements memorialize Sempra’s commitments under the Sempra Letter Agreement with respect to executives who choose to retire from or terminate their service with Oncor in connection with the closing of the Sempra Acquisition. The letter agreements provide that for each executive who terminates employment with Oncor at any time during a stated protection period for any reason other than a termination by Oncor for cause (as defined in each benefit plan applicable to such executive), such executive will be entitled to any and all benefits to which the executive would be entitled to under each employee benefit plan in which the executive participates, including change in control benefits, with the amount of such benefits being based on the termination event that would result in the payment of the most favorable benefits to the executive. These letter agreements were effective upon closing of the Sempra Acquisition. The protection period under these letter agreements is twenty-four months from the date of the closing of the Sempra Acquisition for Mr. Davis and three months from the date of closing of the Sempra Acquisition for each other executive who chose to enter into such a letter agreement. Each of our Named Executive Officers, other than Mr. Nye (who declined the opportunity to enter into such a letter agreement) and Mr. Henry (who was not an employee until after the Sempra Acquisition), entered into such a letter agreement effective March 8, 2018.

The Sempra Acquisition closed March 9, 2018. Effective upon the closing of the Sempra Acquisition, Mr. Shapard resigned from the office of Chief Executive and notified Oncor and Sempra of his intent to retire April 1, 2018. Mr. Guyton resigned from the office of Chief Customer Officer effective upon the closing of the Sempra Acquisition and notified Oncor and Sempra of his intent to retire July 1, 2018. On December 14, 2018, Mr. Davis delivered a letter indicating his intent to retire as Executive Vice President, Strategy and Planning, effective December 31, 2018. As a result of the letter agreements and each executive’s delivery of notice of his resignation/retirement prior to the end of the protection period in his letter agreement, each of Messrs. Shapard, Guyton and Davis were entitled to termination benefits under each benefit plan in which he participated that would result in the payment of the most favorable benefits to the executive.

Severance Plan

We maintain the Severance Plan for our executive team, which consists of our executive officers and certain non-executive vice presidents. The purpose of the Severance Plan is to provide benefits to eligible executives who are not eligible for severance pursuant to another plan or agreement (including an employment agreement) and whose employment is involuntarily terminated for reasons other than:

•	Cause;

•	Disability of the employee, if the employee is a participant in our long-term disability plan, or

•	A transaction involving the company or any of its affiliates in which the employee is offered employment with a company involved in, or related to, the transaction.

The Severance Plan provides for severance payments to executives whose employment is involuntarily terminated for reasons other than:

•

Cause, which is defined as either (a) the definition in any executive’s applicable employment agreement or change in control agreement or, (b) if there is no such employment or change in control agreement, cause exists: (i) if, in carrying out his or her duties to the Company, an executive engages in conduct that constitutes (A) a breach of his or her fiduciary duty to Oncor, its subsidiaries or shareholders (including a breach or attempted breach of the restrictive covenants under the Severance Plan), (B) gross neglect or (C) gross misconduct resulting in material economic harm to Oncor or its subsidiaries, taken as a whole, or (ii) upon the indictment of the executive, or the plea of guilty or nolo contendere by the executive to a felony or a misdemeanor involving moral turpitude;

•	Participation in our employee long-term disability plan or any successor plan, or

•	A transaction involving the Company or any of its affiliates in which the executive is offered employment with a company involved in, or related to, the transaction.

Our executive officers are eligible to receive the following under the Severance Plan:

•

For covered executives other than our Chief Executive, a one-time lump sum cash severance payment in an amount equal to the greater of (i) the covered executive’s annualized base salary in effect immediately before the termination, plus the covered executives target annual incentive award for the year of the termination, or (ii) the amount determined under Oncor’s severance plan for non-executive employees;

•

For our Chief Executive, a one-time lump sum cash severance payment in an amount equal to the greater of: (i) (a) a multiple of two times base salary in effect immediately before the termination plus a multiple of two times the target annual incentive award for the year of termination, plus (b) the target annual incentive award for the year of the termination, or (ii) the amount determined under the Oncor Severance Plan for non-executive employees.

•

Continued coverage at our expense under the Company’s health care benefit plans for 18 months, with the executive’s contribution for such plans being at the applicable employee rate (unless and until the executive becomes eligible for coverage for benefits through employment with another employer, at which time the executive’s required contribution shall be the applicable COBRA rate) and, if the executive is covered under our healthcare plans through the end of such period, at the end of such continued coverage the executive may continue participation in our health care plans at the applicable COBRA rate for 18 months, in the case of the chief executive officer, or six months, in the case of each other executive, and Oncor will reimburse the executive the monthly difference between the applicable employee rate for such coverage and the COBRA rate paid by the executive for such period;

•

Outplacement assistance at the company’s expense for 18 months, in the case of the chief executive officer, and one year, in the case of other executive officers, up to a maximum of $40,000 for the chief executive officer, and $25,000 for other executives, and

•	Any vested accrued benefits to which the executive is entitled under Oncor’s employee benefits plans.

In order to receive benefits under the plan, a participant must enter into an agreement and release within 45 days of being notified by us of such participant’s eligibility to receive benefits under the plan. The Severance Plan also provides that for a period of one year after a termination contemplated by the plan, a participant may not recruit, solicit, induce or in any way cause any employee, consultant or contractor engaged by Oncor to terminate his/her relationship with Oncor. The Severance Plan also contains provisions relating to confidentiality and non-disparagement.

Long-Term Incentive Plan

For information concerning change of control and termination payouts for awards granted under the Long-Term Incentive Plan, see the narrative that follows the Grants of Plan-Based Awards – 2018 table.

CEO Pay Ratio for Fiscal Year 2018

Pay Ratio

Our CEO to median employee pay ratio has been calculated in accordance with the recently adopted rules under the Dodd-Frank Wall Street Reform and Consumer Protection Act and is calculated in a manner consistent with Item 402(u) of Regulation S-K. Mr. Nye’s annual total compensation for 2018, as shown in the Summary Compensation Table above, was $4,374,529. However, Mr. Nye became CEO on March 9, 2018, prior to which time he served as our Senior Vice President, General Counsel and Secretary. To present a more accurate view of Mr. Nye’s compensation as CEO, we excluded the portion of his compensation that was earned before March 9, 2018 that was attributable to his role as Senior Vice President, General Counsel and Secretary. We then annualized his Salary, Non-Equity Incentive Plan compensation under the Executive Annual Incentive Plan, his Change in Pension value and Oncor contributions to the Salary Deferral Plan for the remaining portion of the year, and added the disclosed values of his Non-Equity Incentive Plan compensation under the Long-Term Incentive Plan, Performance Bonus Agreement, and the remaining All Other Compensation to arrive at a value of $4,535,461, used for the ratio of annual total compensation of our CEO to the annual total compensation for our median employee. We annualized Mr. Nye’s total compensation as follows:

Summary Compensation Table Components	Actual Values from Summary Compensation Table	For CEO Pay Ratio: Annualized Values + One-Time Values	Rationale
Salary	791,000	856,417	Annualized salary
Non-Equity Incentive Plan Compensation: Long-Term Incentive Plan	770,172	770,172	Not annualized
Non-Equity Incentive Plan Compensation: Executive Annual Incentive Plan	818,138	903,089	Annualized for target EAIP equal to 95% of salary
Performance Bonus Agreement	1,880,480	1,880,480	Not annualized
Change in Pension	10,062	15,393	Annualized
All Other Compensation	104,677	109,910	Annualized Oncor contributions to the Salary Deferral Program
Total CEO Pay	4,374,529	4,535,461

The median Oncor employee’s annual total compensation in 2018 (other than Mr. Nye) was 115,965, calculated using the same methodology as used in the calculation of the Summary Compensation Table, consisting of base salary, bonus, non-equity incentive plan compensation, change in pension value and non-qualified deferred compensation earnings, and all other compensation (for the median employee, all other compensation consisted of the Oncor Thrift Plan company match). As a result, the ratio of Mr. Nye’s annual total compensation in 2018 to the median annual total compensation of all Oncor employees (other than Mr. Nye) in 2018 was 39:1, when calculated in a manner consistent with item 402(u) of Regulation S-K.

Identification of Median Employee

Because there have been no meaningful changes to our employee population or a change in employee compensation arrangements that we believe would result in a significant modification to the pay ratio disclosure, for 2018 we have used the same median employee identified in 2017. To identify the median employee in 2017, we evaluated all employees, other than the CEO, employed by Oncor as of October 31, 2017 and calculated each such employee’s total cash compensation received through October 31, 2017. Total cash compensation consists of base pay, any incentive compensation, bonuses, and any other cash payments, including, without limitation, any overtime adjustments, overtime meals, taxable reimbursable expenses, holiday pay, and salary deferral program payouts. We did not make any material assumptions, adjustments, or estimates with respect to total cash compensation and we did not annualize the compensation for any full-time employees that were not employed by us for all of 2017. The total compensation of each employee other than the CEO was then ranked lowest to highest to determine the median employee.

Annual Total Compensation

After identifying the median employee based on total cash compensation, as described above, we calculated annual total compensation for such employee using the same methodology we use for our Named Executive Officers as set forth in the Summary Compensation Table above.

Risk Assessment of Compensation Policies and Practices

The O&C Committee reviews the compensation policies and practices applicable to Oncor’s employees (both executive and non-executive) annually during the first quarter of the year in order to determine whether such compensation policies and practices create risks that are reasonably likely to have a material adverse effect on Oncor. In February 2019 the O&C Committee concluded that current compensatory policies and practices do not create risks that are reasonably likely to have a material adverse effect on Oncor. In arriving at this conclusion, the O&C Committee discussed with management the various compensation policies and practices of the company and the compensation payable pursuant to each, and evaluated whether the compensation payable under each plan or policy could result in (i) incenting employees to take risks that could result in a material adverse effect to Oncor, or (ii) payments by the company significant enough to cause a material adverse effect to Oncor.

We believe that the following factors in our employee compensation program limit risks that could be reasonably likely to have a material adverse effect on the company:

•

Our compensation program is designed to provide a mix of base salary, annual cash incentives and (for eligible employees) long-term cash incentives, which we believe motivates employees to perform at high levels while mitigating any incentive for short-term risk-taking that could be detrimental to our company’s long-term best interests.

•

Our annual cash incentives for both executives and non-executives contain maximum payout levels, which help avoid excessive total compensation and reduce the incentive to engage in unnecessarily risky behavior.

•

The funding percentages under the Executive Annual Incentive Plan and the non-executive employee annual incentive plan are based on the performance of our total company, which mitigates any incentive to pursue strategies that might maximize the performance of a single business group to the detriment of the company as a whole.

•

We place an emphasis on individual, non-financial performance metrics in determining individual compensation amounts, serving to restrain the influence of objective factors on incentive pay and providing management (in the case of non-executive employees) and the O&C Committee (in the case of executive employees) the discretion to adjust compensation downward if behaviors are not consistent with Oncor’s business values and objectives.

•

Long-term incentives for eligible employees under the Long-Term Incentive Plan are measured over three years to ensure employees have significant value tied to the long-term performance of the company.

•

We have internal controls over financial reporting and other financial, operational and compliance policies and practices designed to keep our compensation programs from being susceptible to manipulation by any employee, including our executive officers.

DIRECTOR COMPENSATION

The O&C Committee determines compensation for members of our board of directors. Directors who are current officers of Oncor and the directors appointed by Sempra (through Oncor Holdings) and Texas Transmission do not receive any fees for service as a director. See “Directors, Executive Officers and Corporate Governance – Director Appointments” for information regarding the appointment of directors. Oncor reimburses all directors for reasonable expenses incurred in connection with their services as directors.

The table below sets forth information regarding the aggregate compensation paid to the members of our board of directors during the fiscal year ended December 31, 2018, other than E. Allen Nye, Jr. and Robert S. Shapard, whose compensation from Oncor is discussed in “Executive Compensation – Summary Compensation Table.” Mr. Nye did not receive any compensation for service on our board of directors. Mr. Shapard, who retired effective April 1, 2018, did not receive any compensation for service on our board of directors for periods prior to April 1, 2018, and received an aggregate of $375,000 in 2018 director fees for his service as our Chairman of the Board (of which an aggregate of $22,500 was attributable to service as a director of Oncor Holdings and was paid by Oncor but reimbursed to Oncor by Oncor Holdings.)

Name	Director Fees Earned or Paid in Cash ($)	SARs Exercise Opportunity Interest Accrual on Dividends ($)(1)	Total ($)
James R. Adams (2)	268,750	—	268,750
Thomas M. Dunning (3)	281,250	166	281,416
Robert A. Estrada (4)	246,250	42	246,292
Rhys Evenden (5)	—	—	—
Thomas D. Ferguson (6)	—	—	—
Printice L. Gary (7)	236,250	—	236,250
William T. Hill, Jr. (8)	251,250	—	251,250
Timothy A. Mack (9)	231,250	—	231,250
Jeffrey W. Martin (10)	—	—	—
Tania Ortiz (11)	—	—	—
Debra L. Reed (12)	—	—	—
Richard W. Wortham III (13)	246,250	83	246,333
Kneeland Youngblood (14)	—	—	—
Steven J. Zucchet (15)	—	—	—

(1)

Under the Director SARs Plan, dividends that are paid in respect of Oncor membership interests while the SARs are outstanding are credited to the SARs holder’s account as if the SARs were units of Investment LLC, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency or a change in control. In November 2012 our board of directors accepted for early exercise all outstanding SARs issued under the Director SARs Plan upon the same terms as the SARs Exercise Opportunity offered to management. As part of such exercise, each participant in the Director SARs Plan agreed that he would be entitled to no further dividend accruals after the date of such exercise, but that the dividend account would accumulate interest until such dividends became payable pursuant to the SARs Plan. Amounts in this column include interest accruals in 2018 for each Director SARs Plan participant. The dividends became payable upon closing of the Sempra Acquisition and all director dividend and interest accounts were distributed in May 2018.
(2)

Mr. Adams’ “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) for his service in the first quarter of 2018, prior to the April 1, 2018 revisions to our director compensation fees: (i) $42,500 for service as a director (of which amount $4,250 was attributable to his service as a member of the board of directors of Oncor Holdings), (ii) $37,500 for serving as our chairman, and (iii) $20,000 for the extra service required of directors in 2018, as discussed in more detail in the narrative immediately following this table; and (b) for his service as a director for the quarterly periods beginning April 1, 2018, $56,250 per quarter.

(3)

Mr. Dunning’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears (a) for his service in the first quarter of 2018, prior to the April 1, 2018 revisions to our director compensation fees: (i) $42,500 for service as a director (of which amount $4,250 was attributable to his service as an Oncor Holdings director), (ii) $12,500 for serving as our lead disinterested independent director, and (iii) $20,000 for the extra service required of directors in 2018, as discussed in more detail in the narrative immediately following this table; and (b) for his service as a director for the quarterly periods beginning April 1, 2018: (i) $56,250 per quarter (of which $3,375 was attributable to his service as a member of the board of directors of Oncor Holdings), and (ii) $12,500 per quarter for serving as our lead disinterested director.

(4)

Mr. Estrada’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) for his service in the first quarter of 2018, prior to the April 1, 2018 revisions to our director compensation fees: (i) $42,500 for service as a director (of which amount $4,250 was attributable to his service as an Oncor Holdings director), (ii) $3,750 for serving as chair of the Audit Committee of our board of directors, and (iii) $20,000 for the extra service required of directors in 2018, as discussed in more detail in the narrative immediately following this table; and (b) for his service as a director for the quarterly periods beginning April 1, 2018: (i) $56,250 per quarter (of which $3,375 was attributable to his service as a member of the board of directors of Oncor Holdings), and (ii) $3,750 per quarter for serving as the chair of the Audit Committee of our board of directors.

(5)

Mr. Evenden joined our board of directors effective October 21, 2014, as one of the directors appointed by Texas Transmission pursuant to its rights set forth in the Limited Liability Company Agreement and served until July 30, 2019. Mr. Evenden did not receive any compensation from Oncor for serving on our board of directors.

(6)

Mr. Ferguson served until the March 9, 2018 closing of the Sempra Acquisition. Mr. Ferguson was appointed to the board by EFH Corp. (through Oncor Holdings) and did not receive any compensation from Oncor for serving on our board of directors.

(7)

Mr. Gary’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) for his service in the first quarter of 2018, prior to the April 1, 2018 revisions to our director compensation fees: (i) $42,500 for service as a director (of which amount $4,250 was attributable to his service as an Oncor Holdings director), (ii) $5,000 for serving as a special independent director, and (iii) $20,000 for the extra service required of directors in 2018, as discussed in more detail in the narrative immediately following this table; and (b) for his service as a director for the quarterly periods beginning April 1, 2018, $56,250 per quarter (of which $3,375 was attributable to his service as a member of the board of directors of Oncor Holdings).

(8)

Mr. Hill’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) for his service in the first quarter of 2018, prior to the April 1, 2018 revisions to our director compensation fees: (i) $42,500 for service as a director (of which amount $4,250 was attributable to his service as an Oncor Holdings director), (ii) $5,000 for serving as a special independent director, (iii) $3,750 for serving as chair of the Nominating & Governance Committee of our board of directors, and (iv) $20,000 for the extra service required of directors in 2018, as discussed in more detail in the narrative immediately following this table; and (b) for his service as a director for the quarterly periods beginning April 1, 2018: (i) $56,250 per quarter (of which $3,375 was attributable to his service as a member of the board of directors of Oncor Holdings), and (ii) $3,750 per quarter for serving as the chair of the Nominating and Governance Committee of our board of directors.

(9)

Mr. Mack’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) for his service in the first quarter of 2018, prior to the April 1, 2018 revisions to our director compensation fees: (i) $42,500 for service as a director (of which amount $4,250 was attributable to his service as an Oncor Holdings director), and (ii) $20,000 for the extra service required of directors in 2018, as discussed in more detail in the narrative immediately following this table; and (b) for his service as a director for the quarterly periods beginning April 1, 2018, $56,250 per quarter (of which $3,375 was attributable to his service as a member of the board of directors of Oncor Holdings).

(10)

Mr. Martin was appointed to our board of directors by Sempra (through Oncor Holdings) upon closing of the Sempra Acquisition on March 9, 2018. Mr. Martin does not receive any compensation for serving as a member of our board of directors.

(11)

Ms. Ortiz was appointed to our board of directors by Sempra (through Oncor Holdings) effective July 16, 2018 and served until August 26, 2019. Ms. Ortiz did not receive any compensation for serving as a member of our board of directors.

(12)

Ms. Reed was appointed to our board of directors by Sempra (through Oncor Holdings) upon closing of the Sempra Acquisition on March 9, 2018 and served on our board of directors until July 16, 2018. Ms. Reed did not receive any compensation for serving as a member of our board of directors.

(13)

Mr. Wortham’s “Fees Earned or Paid in Cash” column reflects the following fees, paid quarterly in arrears: (a) for his service in the first quarter of 2018, prior to the April 1, 2018 revisions to our director compensation fees: (i) $42,500 for service as a director (of which amount $4,250 was attributable to his service as an Oncor Holdings director), (ii) $3,750 for serving as chair of the O&C Committee of our board of directors, and (iii) $20,000 for the extra service required of directors in 2018, as discussed in more detail in the narrative immediately following this table; and (b) for his service as a director for the quarterly periods beginning April 1, 2018: (i) $56,250 per quarter (of which $3,375 was attributable to his service as a member of the board of directors of Oncor Holdings), and (ii) $3,750 per quarter for serving as the chair of the O&C Committee of our board of directors.

(14)

Mr. Youngblood served until the March 9, 2018 closing of the Sempra Acquisition. Mr. Youngblood was appointed to the board by EFH Corp. (through Oncor Holdings) and did not receive any compensation from Oncor for serving on our board of directors.

(15)	Mr. Zucchet was appointed to our board of directors by Texas Transmission and does not receive any compensation for service as a member of our board of directors.

Director Fees

Director Fees Effective April 1, 2018

The O&C Committee determines director compensation for the disinterested directors on our board of directors and our non-executive chairman of the board. All director fees are paid quarterly, in arrears. Effective as of April 1, 2018, our non-executive chairman (Mr. Shapard, who resigned as Chief Executive upon closing of the Sempra Acquisition but remained on our board of directors) and each of our Disinterested Directors (as defined in our Limited Liability Company Agreement) serving in such role as of the end of each of the second, third and fourth quarters of 2018 received a quarterly retainer fee of $56,250 for service on our board of directors (of which amount $3,375 for Messrs. Dunning, Estrada, Gary, Hill, Mack, Shapard and Wortham, is attributable to such director’s service as a member of the board of directors of Oncor Holdings and is paid by Oncor but reimbursed to Oncor by Oncor Holdings).

In addition to the retainer fees discussed above, each board committee chair received an additional $3,750 quarterly fee for the extra responsibilities associated with such position, our lead disinterested director (Mr. Dunning) received an additional $12,500 quarterly fee for the additional duties associated with that position, and our chairman (Mr. Shapard) received an additional $68,750 quarterly fee for the additional duties associated with that position (of which amount $4,125 is attributable to his service as chairman of the board of directors of Oncor Holdings and is paid by Oncor but reimbursed to Oncor by Oncor Holdings). For a description of the independence standards applicable to our Disinterested Directors, see “Certain Relationships and Related Transactions, and Director Independence.”

Our Limited Liability Company Agreement provides that each of Sempra and Texas Transmission has the right to appoint two directors to our board of directors. None of those four director positions (held as of December 31, 2018 by Messrs. Evenden, Martin, and Zucchet and Ms. Ortiz) receives compensation from us for his or her service as a director. Mr. Nye, our Chief Executive, does not receive compensation for his service as a director.

Director Fees Prior to April 1, 2018

For the first quarter of 2018, each of our independent directors serving in such role as of the end of the first quarter received a quarterly retainer fee of $42,500 for service on our board of directors (of which amount $4,250 is paid by Oncor but reimbursed by Oncor Holdings for service on the Oncor Holdings’ board of directors). In addition to the retainer fees, each board committee chair received an additional $3,750 quarterly fee for the extra responsibilities associated with such position, our lead independent director (Mr. Dunning) received an additional $12,500 quarterly fee for the additional duties associated with that position, our chairman (Mr. Adams) received an additional $37,500 quarterly fee for the additional duties associated with that position and each of our Special Independent Directors (as defined in our limited liability company agreement in effect immediately prior to the Sempra Acquisition) received an additional quarterly fee of $5,000 to compensate for their additional responsibilities as Special Independent Directors. For a description of the independence standards applicable to our independent directors, see “Certain Relationships and Related Transactions, and Director Independence.” Our independent directors (Messrs. Adams, Dunning, Estrada, Gary, Hill, Mack, and Wortham) also received an additional quarterly cash payment of $20,000, paid in arrears, in recognition of the additional time commitments and responsibilities to Oncor business matters required of independent directors in the first quarter.

In October 2018, the O&C Committee engaged PricewaterhouseCoopers LLP to conduct competitive market analyses of independent directors compensation, using the same peer group and methodology used in the October 2018 analysis of executive compensation. See “Executive Compensation—Compensation Discussion and Analysis – Overview – Market Data” for a description of this peer group and methodology. No changes to director compensation were made as a result of this review.

Purchases of Class B Interests

Eligible participants in the Equity Interests Plan included non-employee directors, and our board of directors has granted independent directors the option to purchase Class B Interests pursuant to the Equity Interests Plan. For a description of the Equity Interests Plan, which terminated in accordance with its terms in November 2018, see “– Elements of Compensation – Previous Long-Term Incentives – Equity Interests Plan and Management Investment Opportunity.”

Effective January 2009, three of our current disinterested directors, Messrs. Dunning, Estrada, and Wortham, purchased the following amounts of Class B Interests pursuant to the Equity Interests Plan: Dunning: 20,000, Estrada: 5,000, and Wortham: 10,000. Similar to the Management Investment Opportunity, these Class B Interests were purchased at a price of $10.00 per unit. In connection with their investments, these directors entered into director stockholder agreements and sale participation agreements which contain, among other things, restrictions on transferring Class B Interests and certain drag-along and piggy-back equity sale rights.

In connection with these investments, Oncor Holdings sold 55,000 of its equity interests in Oncor to Investment LLC at a price of $10.00 per unit pursuant to the terms of a revolving stock purchase agreement. For a description of the revolving stock purchase agreement, see “– Elements of Compensation – Previous Long-Term Incentives – Equity Interests Plan and Management Investment Opportunity.”

On March 9, 2018, Oncor entered into the OMI Agreement with Investment LLC, Oncor Holdings and Sempra. Investment LLC held 1,396,008 of the OMI Interests, which represented 0.22% of the outstanding membership interests in Oncor. Pursuant to the OMI Agreement, concurrent with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for $25,959,261 in cash, which represents approximately $18.60 for each OMI Interest. OMI in turn transferred approximately $18.575 per Class B Interest held to each of the Class B Interest holders (representing the amount paid by Oncor Holdings to Investment LLC minus approximately $34,000 retained by Investment LLC for potential projected tax liability) in May 2018. Following such transfer, the holders of the Class B Interests were entitled to receive certain distributions related to certain allocable tax liabilities.

Director Stock Appreciation Rights Settlement

In February 2009, Oncor implemented the Director SARs Plan to allow participants to participate in the economic equivalent of the appreciation of Oncor’s LLC Units. Each of the independent directors who purchased Class B Interests in January 2009 received one SAR for each Class B Interest purchased. In November 2012, in connection with the SARs Exercise Opportunity offered to management, our board of directors accepted for early exercise all outstanding SARs issued under the Director SARs Plan, pursuant to the provision of the Director SARs Plan that permits the board of directors to accelerate the vesting and exercisability of SARs. At the time of such exercise, all outstanding SARs under the Director SARs Plan were vested. The November 2012 exercise of SARs entitled each participant in the Director SARs Plan, to: (1) an exercise payment, paid in 2012; and (2) the accrual of interest on all dividends declared to date with respect to the SARs, and no further dividend accruals. As a result, we began accruing interest on the following amounts of dividends for current disinterested directors: Mr. Dunning, $26,140, Mr. Estrada, $6,535; and Mr. Wortham, $13,070. These interest payments are payable in connection with payment of the dividends under the Director SARs Plan. The Director SARs Plan remained in effect solely with respect to the payment of the dividends and interest, which were payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency or a change in control, each as defined in Section 409A of the Code. As a result of the closing of the Sempra Acquisition, all such dividends and interest were paid on April 30, 2018 to the participants in the Director SARs Plan. The Director SARs Plan terminated in accordance with its terms in November 2018.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

AND RELATED EQUITY HOLDER MATTERS

Equity Compensation Plan Information

As of December 31, 2018, Oncor had no compensation plans in place that authorized the issuance of equity securities of Oncor. Oncor previously had the SARs Plan and Director Stock Appreciation Rights Plan (collectively, the Plans), which provided for the issuance of SARs. However, all SARs issued under those Plans were accepted for early exercise in 2012 and the Plans remained in effect thereafter solely for the limited purpose of the timing of certain payments related to the early exercise of all outstanding SARs. Under both Plans, dividends that were paid in respect of Oncor membership interests while the SARs were outstanding were credited to the SARs holder’s account as if the SARs were units, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the exercise of the SARs. As part of their 2012 exercise agreements, participants in the Plans agreed that no further dividends would accrue, and that instead interest would accrue on all dividends declared to date, with both interest and dividend amounts becoming payable at the time dividends become payable pursuant to the terms of the Plans. The dividends and interest became payable as a result of the closing of the Sempra Acquisition, and were paid to the participants in the Plans on April 30, 2018. The Plans terminated in accordance with their terms in November 2018.

Our executive officers, certain key employees and independent members of our board of directors were given the option to purchase Class B Interests of Investment LLC in 2008, pursuant to the 2008 Management Investment Opportunity offered under the Equity Interests Plan. Each participant in the 2008 Management Investment Opportunity purchased Class B Interests at a price of $10.00 per unit, which was the same price per unit as the price per unit paid by Texas Transmission in connection with its November 2008 investment in Oncor. In August 2011, Mr. Nye purchased Class B Interests in Investment LLC for $12.25 per unit (the fair market value of the Class B Interests, as determined by our board of directors based on a third party independent analysis) pursuant to the 2011 Management Investment Opportunity. Because the Class B Interests in each of the 2011 Management Investment Opportunity and the 2008 Management Investment Opportunity were purchased for fair market value, and it was expected that any future issuances under the Equity Interests Plan would be subject to the same purchase requirement, we did not consider the grants to be compensation. On March 9, 2018, pursuant to the OMI Agreement, concurrent with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for $26 million in cash, which represents approximately $18.60 for each OMI Interest. The Equity Interests Plan terminated in accordance with its terms in November 2018. Refer to “Directors, Executive Officers and Corporate Governance — Compensation Discussion and Analysis — Compensation Elements — Long Term Incentives — Equity Interests Plan and Management Investment Opportunity” and “Director Compensation – Purchases of Class B Interests” for a more detailed discussion of the Equity Interests Plan, 2008 Management Investment Opportunity, 2011 Management Investment Opportunity, and OMI Agreement.

Security Ownership of Equity Interests of Oncor of Certain Beneficial Owners and Management

The following table lists the number of limited liability company units (LLC Units) of Oncor beneficially owned at September 15, 2019 by the holders of more than 5% of our LLC Units, our current directors and the Named Executive Officers listed in “Executive Compensation – Summary Compensation Table.”

The amounts and percentages of LLC Units beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares voting power or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person’s ownership percentage, but not for purposes of computing any other person’s percentage. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Name	Amount and Nature of Beneficial Ownership	Percent of Class
Sempra Energy (1)	509,587,500	80.25%
Texas Transmission Investment LLC (2)	125,412,500	19.75%
Name of Director or Named Executive Officer
James R. Adams	—	—
George W. Bilicic (3)	—	—
Don J. Clevenger	—	—
David M. Davis (4)	—	—
Deborah L. Dennis	—	—
Thomas M. Dunning	—	—
Robert A. Estrada	—	—
Printice L. Gary	—	—
James A. Greer	—	—
Michael E. Guyton (5)	—	—
Matthew C. Henry	—	—
William T. Hill, Jr.	—	—
Timothy A. Mack	—	—
Jeffrey W. Martin (5)	—	—
Helen Newell (6)	—	—
E. Allen Nye, Jr.	—	—
Robert S. Shapard	—	—
Richard W. Wortham III	—	—
Steven J. Zucchet (7)	—	—
All current directors and executive officers as a group (19 persons)	—	—

(1)

Oncor Holdings beneficially owns 509,587,500 LLC Units of Oncor. The sole member of Oncor Holdings is STIH, whose sole member is STH. STH is wholly owned by Sempra Energy. The address of Oncor Holdings is 1616 Woodall Rodgers Freeway, Dallas, TX 75202 and each of Sempra Energy, STIH and STH is 488 8th Avenue, San Diego, CA 92101.

(2)

Texas Transmission beneficially owns 125,412,500 LLC Units of Oncor. The sole member of Texas Transmission is Texas Transmission Finco, LLC (TTHC Finco), whose sole member is Texas Transmission Holdings Corporation (TTHC). The address of each of Texas Transmission, TTHC Finco, and TTHC is 1105 North Market Street, Suite 1300, Wilmington, DE 19801. BPC Health Corporation (BPC Health) and Borealis Power Holdings Inc. (Borealis Power) may be deemed, as a result of their ownership of 49.5% of the shares of Class A Common Stock of TTHC (Class A Shares) and 49.5% of the shares of Class B Common Stock of TTHC (Class B Shares), respectively, and certain provisions of TTHC’s Shareholders Agreement (which provide that BPC Health and

Borealis Power, when acting together with Cheyne Walk Investment Pte Ltd (Cheyne Walk) or Hunt Strategic Utility Investment, L.L.C., may direct TTHC in certain matters), to have beneficial ownership of the 125,412,500 LLC Units owned by Texas Transmission. OMERS Administration Corporation (OAC), acting through its infrastructure entity, BPC Penco Corporation, beneficially owns BPC Health and, therefore, OAC may also be deemed to have beneficial ownership of such LLC Units. Borealis Power is wholly owned by Borealis Infrastructure Corporation and Borealis Management Trust owns 70% of the voting shares of Borealis Infrastructure Corporation. The trustee of Borealis Management Trust is Borealis Infrastructure Holdings Corporation and, therefore, Borealis Infrastructure Holdings Corporation may also be deemed to have beneficial ownership of such LLC Units. The address of OAC is 900-100 Adelaide Street West, Toronto, Ontario, Canada M5H OE2. The address of Borealis Infrastructure Holdings Corporation is 333 Bay Street, Suite 2400, Toronto, Ontario, Canada M5H 2T6. Cheyne Walk may be deemed, as a result of its ownership of 49.5% of each of the Class A Shares and the Class B Shares, and certain provisions of TTHC’s Shareholders Agreement (which provide that Cheyne Walk, when acting together with BPC Health and Borealis Power or Hunt Strategic Utility Investment L.L.C., may direct TTHC in certain matters), to have beneficial ownership of the 125,412,500 LLC Units owned by Texas Transmission. Cheyne Walk is managed and controlled by GIC Special Investments Pte Ltd (GICSI). GICSI is wholly owned by GIC Private Limited (GIC), and is the private equity and infrastructure investment arm of GIC. GIC is an investment management company established to manage Singapore’s reserves and is wholly owned by the Government of Singapore. The address of each of Cheyne Walk, GICSI and GIC is 168 Robinson Road, #37-01, Capital Tower, Singapore 068912. Hunt Strategic Utility Investment, L.L.C. (Hunt Strategic) may be deemed, as a result of its ownership of 1% of each of the Class A Shares and the Class B Shares, and certain provisions of TTHC’s Shareholders Agreement (which provide that Hunt Strategic, when acting together with BPC Health and Borealis Power or Cheyne Walk, may direct TTHC in certain matters), to have beneficial ownership of the 125,412,500 LLC Units owned by Texas Transmission. Ray L. Hunt beneficially owns Hunt Strategic and therefore Mr. Hunt may also be deemed to have beneficial ownership of such LLC Units. The address of each of Hunt Strategic and Mr. Hunt is 1900 North Akard, Dallas, Texas 75201.
(3)	Each of Mr. Martin and Mr. Bilicic are executive officers of Sempra. Sempra indirectly owns 509,587,500 LLC Units of Oncor, accounting for 80.25% of Oncor’s issued and outstanding LLC Units.
(4)	Mr. Davis retired and resigned as an executive officer effective December 31, 2018.
(5)	Mr. Guyton retired and resigned as an executive officer effective July 1, 2018.
(6)

Ms. Newell is a Senior Vice President – Infrastructure for GICSI and a member of the board of directors, Treasurer, and Senior Vice President of TTHC. Ms. Newell does not have voting or investment power over, and disclaims beneficial ownership of, the LLC Units held by Texas Transmission. The address of Ms. Newell is c/o GIC Special Investments Pte Ltd, 280 Park Avenue, 9th Floor, New York, NY 10017.

(7)

Mr. Zucchet is a member of the board of directors and holds the office of Managing Director of OMERS Infrastructure Management Inc. and is a member of the board of directors and Senior Vice President of TTHC. Mr. Zucchet does not have voting or investment power over, and disclaims beneficial ownership of, the LLC Units held by Texas Transmission. The address of Mr. Zucchet is c/o OMERS Infrastructure Management Inc., 900-100 Adelaide Street West, Toronto, Ontario, Canada M5H OE2.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND

DIRECTOR INDEPENDENCE

Our board of directors has adopted a written policy regarding related person transactions as part of our corporate governance guidelines. Under this policy, a related person transaction shall be consummated or shall continue only if:

1.

the Audit Committee of our board of directors approves or ratifies such transaction in accordance with the policy and if the transaction is on terms comparable to those that could be obtained in arm’s length dealings with an unrelated third party;

2.	the transaction is approved by the disinterested members of the board of directors; or

3.	the transaction involves compensation approved by the O&C Committee of the board of directors.

For purposes of this policy, the term “related person” means any related person pursuant to Item 404 of Regulation S-K of the Securities Act, except (i) prior to the Sempra Acquisition, transactions with EFH Corp., its subsidiaries and certain entities owning or controlling more than 49% of Oncor’s equity interests, which were subject to restrictions set forth in our limited liability company agreement in effect at the time, and (ii) following the Sempra Acquisition, transactions with Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), which transactions are subject to restrictions set forth in our current Limited Liability Company Agreement.

A “related person transaction” is a transaction between us and a related person (including any transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act, if applicable), other than the types of transactions described below, which are deemed to be pre-approved by the Audit Committee:

1.

any compensation paid to an executive officer or director if the compensation is reported (or would have been reported, in the case of executive officers that are not named executive officers) under Item 402 of Regulation S-K of the Securities Act, provided that such executive officer or director is not an immediate family member of an executive officer or director and provided that the board of directors or the O&C Committee has approved such compensation;

2.

any transaction with another company at which a related person’s only relationship is as an employee (other than an executive officer), director or beneficial owner of less than 10% of that company’s ownership interests;

3.

any charitable contribution, grant or endowment by us to a charitable organization, foundation or university at which a related person’s only relationship is as an employee (other than an executive officer) or director;

4.

any transaction with a partnership in which a related person’s only relationship is as a limited partner, and the related person is not a general partner and does not hold another position in the partnership, and all related persons have an interest of less than 10% in the partnership;

5.

transactions where the related person’s interest arises solely from the ownership of Oncor’s equity securities and all holders of that class of equity securities received the same benefit on a pro rata basis;

6.	transactions involving a related party where the rates or charges involved are determined by competitive bids;

7.	any transaction with a related party involving the rendering of services as a common or contract carrier, or public utility, as rates or charges fixed in conformity with law or governmental authority;

8.	any transaction with a related party involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar service;

9.	transactions available to all employees or customers generally (unless required to be disclosed under Item 404 of Regulation S-K of the Securities Act, if applicable);

10.	transactions involving less than $100,000 when aggregated with all similar transactions;

11.	transactions between Oncor and its subsidiaries or between subsidiaries of Oncor;

12.	transactions not required to be disclosed under Item 404 of Regulation S-K of the Securities Act; and

13.	open market purchases of Oncor or its subsidiaries’ debt or equity securities and interest payments on such debt securities.

Our board of directors has determined that it is appropriate for its Audit Committee to review and approve or ratify related person transactions. In unusual circumstances, we may enter into related person transactions in advance of receiving approval, provided that such related person transactions are reviewed and ratified as soon as reasonably practicable by the Audit Committee of the board of directors. If the Audit Committee determines not to ratify such transactions, we shall make all reasonable efforts to cancel or otherwise terminate such transactions.

The agreements described below under the heading “Related Party Transactions” were generally approved prior to the adoption of our related party transactions policy or, in the case of the “Transactions Related to the Sempra Acquisition” and our Limited Liability Company Agreement, were approved prior to Sempra becoming a related party in connection with the Sempra Acquisition. Except as otherwise indicated, these agreements were approved by our board of directors.

The related person transactions policy described above also does not apply to Sempra and its subsidiaries and affiliates (other than the Oncor Ring-Fenced Entities), which are subject to restrictions set forth in our Limited Liability Company Agreement. Our Limited Liability Company Agreement requires that we maintain an arm’s-length relationship with the Sempra and its affiliates (other than the Oncor Ring-Fenced Entities) or any other direct or indirect equity holders of Oncor or Oncor Holdings, consistent with the PUCT’s rules applicable to Oncor, and only enter into transactions with Sempra and its affiliates (other than the Oncor Ring-Fenced Entities) that are both (i) on a commercially reasonable basis, and (ii) if such transaction is material, approved by (a) a majority of the members of our board of directors, and (b) prior to a Trigger Event (as defined in our Limited Liability Company Agreement), the directors appointed by Texas Transmission, at least one of whom must be present and voting in order to approve the transaction.

Related Party Transactions

The Sponsor Group, the Texas Holdings Group and TCEH were previously related parties. As a result of the Sempra Acquisition, Sempra became a related party and the Sponsor Group and the Texas Holdings Group ceased to be related parties as of March 9, 2018. As a result of the Vistra Spin-Off, TCEH’s operating subsidiaries, including Luminant and TXU Energy, ceased to be related parties as of October 3, 2016. As a result of the Sempra-Sharyland Transaction, Sharyland became a related party.

Transactions and Agreements with Equity Holders of Oncor

Related Party Agreement and Equity Commitment Relating to InfraREIT Acquisition

On October 18, 2018, we entered into the InfraREIT Merger Agreement, pursuant to which we agreed to acquire all of the equity interests of InfraREIT and its subsidiary, InfraREIT Partners, subject to certain conditions. In connection with entering into the InfraREIT Merger Agreement, in October 2018 we received a commitment letter from the Equity Commitment Parties, pursuant to which, subject to the terms and conditions set forth therein, the Equity Commitment Parties committed to provide their pro rata share of capital contributions to us in an aggregate principal amount of up to $1,330 million to fund the cash consideration and certain fees and expenses payable by us in the InfraREIT Acquisition. Pursuant to this commitment, we received approximately $1,330 million from the Equity Commitment Parties in May 2019 to fund the payment of the cash consideration and certain expenses relating to the InfraREIT Acquisition, which was completed on May 16, 2019.

As a condition to the InfraREIT Acquisition, InfraREIT’s subsidiary, SDTS, and SDTS’s tenant, SU, completed the SDTS-SU Asset Exchange immediately prior to the closing of the InfraREIT Acquisition, pursuant to which SDTS exchanged certain of its south Texas assets for certain assets owned by SU. In addition, as a condition to the closing of the SDTS-SU Asset Exchange, Sempra acquired an indirect 50 percent interest in Sharyland Holdings, the parent of Sharyland. As a result, Sharyland became our affiliate for purposes of PUCT rules. In connection with the SDTS-SU Asset Exchange, we and SU entered into an operation agreement, which provides that we will provide certain operations services with respect to the SU assets in south Texas to SU at cost without a markup or profit.

Our Limited Liability Company Agreement requires that any material transactions with Sempra and its subsidiaries and affiliates (other than the Oncor Ring-Fenced Entities) be approved by a majority of our board of directors and the directors appointed by Texas Transmission present and voting, provided that at least one director appointed by Texas Transmission must be present and voting. The InfraREIT Acquisition and the related operation agreement were approved by our board of directors, including the directors appointed by Texas Transmission, who were both present and voting.

For more information on the InfraREIT Acquisition, see Note 11 to Interim Financial Statements.

Transactions Related to the Sempra Acquisition

On March 9, 2018, Oncor entered into the OMI Agreement with Investment LLC, Oncor Holdings and Sempra. Pursuant to the 2008 Equity Interests Plan for Key Employees of Oncor Electric Delivery Company LLC and its Affiliates, certain members of Oncor’s management, including Oncor’s executive officers and independent directors on Oncor’s board of directors, were granted the opportunity to purchase Class B Interests in Investment LLC, an entity whose only assets consisted of equity interests in Oncor. Investment LLC held 1,396,008 of Oncor’s limited liability company units, which represented 0.22% of the outstanding membership interests in Oncor.

Pursuant to the OMI Agreement, concurrent with the closing of the Sempra Acquisition, on March 9, 2018, Investment LLC transferred to Oncor Holdings (which became a wholly owned indirect subsidiary of Sempra upon closing of the Sempra Acquisition) all of the OMI Interests in exchange for $26 million in cash, representing approximately $18.60 for each OMI Interest. Oncor Holdings paid the purchase price with funds received from Sempra via a capital contribution. Investment LLC retained approximately $34,000 of the purchase price for future expected tax liabilities and distributed the remainder of the proceeds, representing $18.57 per Class B Interest held, to holders of Class B Interests in proportion to the amount of Class B Interests they held. Executives and members of our board of directors beneficially owned the following amounts of Class B Interests as of March 9, 2018: Robert S. Shapard: 300,000; E. Allen Nye Jr.:18,368; Mark Carpenter: 25,000; Don J. Clevenger: 50,000; David M. Davis: 50,000; Deborah L. Dennis: 50,000; Michael E. Guyton: 50,000; James Greer: 75,000; Thomas M. Dunning: 20,000; Robert A. Estrada: 5,000; and Richard W. Wortham: 10,000.

Each executive officer participating in the Management Investment Opportunity entered into a management stockholder’s agreement and sale participation agreement with us. Each director that purchased Class B Interests of Investment LLC in 2009 entered into a director stockholder’s agreement and a sale participation agreement with us. These agreements contained, among other things, restrictions on transferring Class B Interests and certain drag-along and piggyback sale rights.

For more information on the Management Investment Opportunity, see “Executive Compensation – Compensation Discussion and Analysis – Compensation Elements – Long-term Incentives – Previous Long-term Incentives – Equity Interests Plan and Management Investment Opportunity” and “Director Compensation – Purchases of Class B Interests.”

The Sempra Letter Agreement and letter agreements entered into with certain of our executive officers in connection with the Sempra Acquisition provided for the payment of certain benefits, including change in control benefits, in the event of the executive’s retirement or termination from service within a specified time period following the Sempra Acquisition. These agreements provided that Sempra would bear responsibility for these payments. In 2018, Sempra reimbursed Oncor approximately $9.9 million (net of a tax deduction) for certain executive change in control expenses accrued by Oncor in connection with the Sempra Acquisition pursuant to the Sempra Letter Agreement and the executive letter agreements. For more information on the Sempra Letter Agreement and the executive letter agreements, see “Executive Compensation – Compensation Discussion & Analysis – Individual Named Executive Officer Compensation – Compensatory Agreements – Letter Agreements.”

Tax-Sharing Arrangements

We are not a member of another entity’s consolidated tax group, but our owners’ federal income tax returns include their portion of our results. Under the terms of a tax sharing agreement among us, Oncor Holdings, Texas Transmission, STH (as successor to EFH Corp.), and Investment LLC, we are generally obligated to make payments to our owners, pro rata in accordance with their respective membership interests, in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. STH will file a combined Texas Margin tax return which includes our results and our share of Texas margin tax payments, which are accounted for as income taxes and calculated as if we were filing our own return. See discussion in Note 1 under “Provision in Lieu of Income Taxes.” Under the “in lieu of” tax concept, all in lieu of tax assets and tax liabilities represent amounts that will eventually be settled with our members. In the unlikely event such amounts are not paid under the tax sharing agreement, it is probable that they would be reimbursed to rate payers.

At December 31, 2018, we had payables to members under the agreement related to federal income taxes totaling $5 million ($4 million due to Sempra and $1 million due to Texas Transmission and a current Texas margin tax payable to Sempra totaling $21 million).

We made a net in lieu of income tax payment of $71 million (including $80 million and $10 million in federal income tax-related payments to Sempra and Texas Transmission, respectively, partially offset by a $19 million receipt from EFH Corp.) in the year ended December 31, 2018.

Third Amended and Restated Limited Liability Company Agreement of Oncor

On March 9, 2018, in connection with the closing of the Sempra Acquisition, Oncor’s limited liability company agreement was amended and restated in its entirety as set forth in the Limited Liability Company Agreement. The Limited Liability Company Agreement of Oncor among other things, sets out the members’ respective governance rights in respect of their ownership interests in Oncor. Among other things, the Limited Liability Company Agreement provides for the management of Oncor by a board of directors consisting of 13 members, including seven Disinterested Directors (as defined in the Limited Liability Company Agreement), two directors designated by Texas Transmission (subject to certain conditions), two directors designated indirectly by Sempra and two directors that are current or former officers of Oncor. Texas Transmission also has the right to designate one non-voting observer to the board of directors, who is entitled to attend all meetings of the board of directors (subject to certain exceptions) and receive copies of all notices and materials provided to the board of directors.

The Limited Liability Company Agreement prohibits Oncor and its subsidiaries from taking certain material actions outside the ordinary course of business without prior approvals by the members, some or all of the Disinterested Directors and/or the directors designated by one or more of the members. The Limited Liability Company Agreement also sets forth certain separateness undertakings to ensure Oncor’s separateness from Sempra and its direct and indirect subsidiaries (other than the Oncor Ring-Fenced Entities). Additionally, the Limited Liability Company Agreement contains provisions regulating capital accounts of members, allocations of profits and losses and tax allocation and withholding.

The Limited Liability Company Agreement describes Oncor’s procedures and limitations on declaring and paying distributions to members. Pursuant to the Limited Liability Company Agreement, we cannot make any distributions to members (other than contractual tax payments) that would cause us to be out of compliance with the PUCT’s approved debt-to-equity ratio, which is currently 57.5% debt to 42.5% equity. The distribution restrictions also include the ability of our board, a majority of the disinterested directors, or any Texas Transmission director to limit distributions (other than contractual tax payments) to the extent each determines it is necessary to meet expected future requirements of Oncor (including continuing compliance with the PUCT debt-to-equity ratio commitment). In addition, the Limited Liability Company Agreement provides that if Oncor’s senior secured debt credit rating by any one of S&P, Moody’s or Fitch falls below BBB (Baa2) we must suspend distributions (other than contractual tax payments) until otherwise permitted to do so by the PUCT, and requires that Oncor notify the PUCT if either the credit rating of either Sempra or Oncor falls below its then current level. Distributions also cannot be made to the extent they would violate any applicable laws or regulations. Our Limited Liability Company Agreement requires that any changes to such procedures and limitations be approved by Oncor Holdings and Texas Transmission and a majority of our board of directors present and voting, which must include (i) a majority of the Disinterested Directors, (ii) both directors appointed by Sempra (through Oncor Holdings), (iii) both directors that are current or former officers of Oncor, and (iv) the Texas Transmission director(s) present and voting, provided that at least one Texas Transmission director must be present and voting in order to approve such matter.

In addition, any annual or multi-year budget with an aggregate amount of capital or operating and maintenance expenditures that are greater than or less than 10% of the capital or operating and maintenance expenditures in the annual budget for the immediately prior fiscal year or multi-year period, as applicable, must be approved by (a) a majority of the Disinterested Directors and (b) the Texas Transmission director(s) present and voting, provided that at least one Texas Transmission director must be present and voting in order to approve such action. Also, any acquisition of or investment in any third party which involves the purchase of or investment in assets located outside the State of Texas for consideration in an amount greater than $1.5 billion must be approved by (a) a majority of the Disinterested Directors and (b) the Texas Transmission director(s) present and voting, provided that at least one Texas Transmission director must be present and voting in order to approve such action.

Registration Rights Agreement

In November 2008, we entered into a registration rights agreement (Registration Rights Agreement) by and among us, Oncor Holdings, Texas Transmission and STH (formerly EFH Corp.). The Registration Rights Agreement grants customary registration rights to certain of our members. Subject to certain limitations set forth in the Registration Rights Agreement, these rights include, without limitation, the following: (i) the right of Oncor Holdings at any time, and after ten years from the date of the Registration Rights Agreement, the right of Texas Transmission, to demand that we register a specified amount of membership interests in accordance with the Securities Act; (ii) the right of both Oncor Holdings and Texas Transmission to demand registration of a specified amount of membership interests following an initial public offering; and (iii) the right of all members that are parties to the Registration Rights Agreement to have their membership interests registered if we propose to file a registration statement relating to an offering of membership interests (with certain exceptions).

Subject to certain exceptions, whenever we are required to effect the registration of any membership interests pursuant to the Registration Rights Agreement, we have agreed to use our best efforts to cause the applicable registration statement to become effective, and to keep each such registration statement effective until the earlier of (a) at least 180 days (or two years for a shelf registration statement) or (b) the time at which all securities registered under such registration statement have been sold.

Investor Rights Agreement

The investor rights agreement dated as of November 5, 2008, by and among Oncor, Oncor Holdings, Texas Transmission, STH (formerly EFH Corp.) and any other persons that subsequently become a party thereto (Investor Rights Agreement) governs certain rights of certain members of Oncor and STH arising out of their direct or indirect ownership of Oncor membership interests, including, without limitation, transfers of Oncor membership interests and restrictions thereon. Texas Transmission may transfer its Oncor membership interests under a registration statement or pursuant to applicable securities laws. The Investor Rights Agreement also grants Texas Transmission certain “tag-along” rights in relation to certain sales of Oncor membership interests by Oncor Holdings. Subject to certain conditions, these “tag-along” rights allow Texas Transmission to sell a pro-rata portion of its Oncor membership interests in the event of a sale of Oncor membership interests by Oncor Holdings on the same terms as Oncor Holdings would receive for its Oncor membership interests. The agreement further provides that under certain offerings of equity securities occurring before an initial public offering of Oncor, Texas Transmission and Oncor Holdings will receive preemptive rights to purchase their pro-rata share of the equity securities to be sold pursuant to such offerings. The Investor Rights Agreement also provides STH and Sempra with a right of first refusal to purchase any Oncor membership interests to be sold in a permitted sale by Texas Transmission or its permitted transferees.

Additionally, STH, Sempra, certain of Sempra’s subsidiaries and Oncor Holdings have certain “drag-along” rights in relation to offers from third-parties to purchase their directly or indirectly owned membership interests in Oncor, where the resulting sale would constitute a change of control of Oncor. These “drag-along” rights compel Texas Transmission and all other members of Oncor to sell or otherwise transfer their membership interests in Oncor on substantially the same terms as STH, Sempra or Oncor Holdings (as applicable). Pursuant to the Investor Rights Agreement, all members of Oncor that have entered into such agreement must cooperate with Oncor in connection with an initial public offering of Oncor.

Transactions with Affiliates and Portfolio Companies of Certain of our Beneficial Owners

The Sponsor Group beneficially owned Oncor Holdings until the Sempra Acquisition on March 9, 2018.

The beneficial owners of the Sponsor Group and Texas Transmission include various entities and funds who make equity investments in various companies (Portfolio Companies) in the ordinary course of their business. We have in the past entered into, and may continue to enter into, transactions with Portfolio Companies or their affiliates, which may result in revenues to the beneficial owners of Texas Transmission or members of the Sponsor Group in the ordinary course of business on an arm’s-length basis. For example, a member of the Sponsor Group, beneficially owned approximately 16% of Willbros Group, Inc. as of March 8, 2018. We paid subsidiaries of Willbros Group, Inc. approximately $35 million for the period from January 1, 2018 until March 8, 2018 (the day before the closing of the Sempra Acquisition, when the Sponsor Group ceased to be an affiliate of Oncor) for transmission and distribution construction services. We are also party to an agreement with NorthgateArinso, Inc. (“NGA”) for human resources services and software solutions, and paid NGA $701,282 for the period from January 1, 2018 until March 8, 2018. A member of the Sponsor Group beneficially owned a majority of NGA’s outstanding equity during that period. These transactions with subsidiaries of Willbros Group, Inc. and NGA were ratified by our Audit Committee in accordance with our related party transactions policy.

In addition, prior to March 9, 2018, affiliates of the Sponsor Group may have from time to time sold, acquired or participated in the offerings of our debt or debt securities in open market transactions or through loan syndications, and (2) performed various financial advisory, dealer, commercial banking and investment banking services for us and certain of our affiliates for which they have received or will receive customary fees and expenses.

Director Independence

Our Limited Liability Company Agreement provides that seven members of our board of directors must be deemed disinterested. For a director to be deemed disinterested, our board of directors must affirmatively determine that such director has not had within the previous ten years, or currently does not have, a material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings. In addition, under our Limited Liability Company Agreement, to be deemed disinterested, a director must also meet the independence standards in Section 303A of the New York Stock Exchange Manual in all material respects in relation to Sempra or its subsidiaries and affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings.

Our board of directors has determined that Messrs. Adams, Dunning, Estrada, Gary, Hill, Mack and Wortham are disinterested directors under the standards in our Limited Liability Company Agreement.

Mr. Shapard is our Chairman of the Board and presides at all meetings of our board of directors. Mr. Shapard was appointed Chairman of the Board effective upon the closing of the Sempra Acquisition on March 9, 2018. Mr. Shapard served as our Chief Executive until the closing of the Sempra Acquisition and retired from Oncor effective April 1, 2018. Mr. Dunning is the Lead Disinterested Director of our board of directors and has served in such role since July 2010. The Lead Disinterested Director performs such duties and responsibilities as may be specified by the board.

Our board of directors has designated an Audit Committee, Nominating and Governance Committee and O&C Committee to exercise certain powers and authorities of the board of the directors. Members of these committees are not required by our Limited Liability Company Agreement or board of directors to meet any independence standards. Mr. Zucchet has served on the O&C Committee since May 2010 and was also appointed to the Nominating and Governance Committee effective February 2011. Mr. Evenden, who was appointed by Texas Transmission to our board of directors in October 2014, was appointed to the Audit Committee effective October 2014 and served on our board of directors until July 30, 2019. Ms. Newell, who was appointed by Texas Transmission to our board of directors on July 30, 2019, was appointed to the Audit Committee effective on such date. Mr. Martin, who was appointed by Sempra (through Oncor Holdings) to our board of directors on March 9, 2018 upon closing of the Sempra Acquisition, was appointed to the Audit Committee effective April 2018. Debra L. Reed, who was appointed by Sempra (through Oncor Holdings) to our board of directors on March 9, 2018 upon closing of the Sempra Acquisition, was appointed to the O&C Committee effective April 2018. Ms. Reed served on our board of directors until July 2018. Ms. Ortiz, who was appointed by Sempra (through Oncor Holdings) to our board of directors in July 2018, was appointed to the O&C Committee effective July 2018. Ms. Ortiz served on our board of directors until August 26, 2019. Mr. Bilicic, who was appointed by Sempra (through Oncor Holdings) to our board of directors on August 26, 2019, was appointed to the O&C Committee effective September 4, 2019. None of Messrs. Bilicic, Evenden, Martin, or Zucchet or Mses. Newell, Ortiz, or Reed qualifies as a disinterested director for purposes of our Limited Liability Company Agreement.

For information on the structure of our board of directors following closing of the Sempra Acquisition, see “Directors, Executive Officers and Corporate Governance – Director Appointments.”

THE EXCHANGE OFFERS

Purpose and Effect of the Exchange Offers

The outstanding 2024 notes, the outstanding 2028 notes and the outstanding 3.80% 2049 notes were sold to the initial purchasers on May 23, 2019 pursuant to a purchase agreement. The outstanding 3.10% 2049 notes were sold to the initial purchasers on September 12, 2019 pursuant to a purchase agreement. The respective initial purchasers subsequently sold the outstanding notes to qualified institutional buyers (as defined in Rule 144A under the Securities Act) in reliance on Rule 144A, and to persons in offshore transactions in reliance on Regulation S under the Securities Act.

In connection with each of the issuances of the outstanding notes, we entered into a registration rights agreement with the initial purchasers of such private offering in which we agreed, under certain circumstances, to file a registration statement relating to offers to exchange the outstanding notes for exchange notes and to use commercially reasonable efforts to cause such registration statement to be declared effective under the Securities Act no later than 270 days after the issue date of the applicable outstanding notes and to consummate the exchange offers no later than 315 days after the issue dates of the applicable outstanding notes. The exchange notes will have terms identical in all material respects to the outstanding notes, except that the exchange notes will not contain terms with respect to transfer restrictions, registration rights and additional interest for failure to observe certain obligations in the applicable registration rights agreement.

Under the circumstances set forth below, we will use commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the outstanding notes within the time periods specified in the applicable registration rights agreement and keep the statement effective for two years after the effective date of the shelf registration statement, subject to extension under the terms of the applicable registration rights agreement, or such shorter period terminating when all of the notes cease to be Registrable Securities (as defined in the applicable registration rights agreement). These circumstances include:

•

if because of any changes in law, SEC rules or regulations or applicable interpretations thereof by the SEC, the exchange notes received by holders, other than certain specified holders, are not or would not be transferable by such holders without restriction under the Securities Act;

•	if the exchange offers are not consummated within 315 days after the dates of issuance of the applicable outstanding notes;

•

if any holder of notes notifies us prior to the 20th business day following the completion of the exchange offers that (a) it is prohibited by law or SEC policy from participating in the exchange offers, (b) it may not resell the exchange notes to the public without delivering a prospectus (other than the prospectus in the registration statement relating to the exchange offers), or (c) it is a broker-dealer and owns notes acquired directly from us or an affiliate; or

•	if we elect to file a shelf registration statement covering resales of the notes in lieu of (or in case of the immediately preceding circumstance, in addition to) conducting the exchange offers.

Except for certain circumstances specified in the registration rights agreements, if (1) a registration statement relating to the exchange offers or a shelf registration statement has not become or been declared effective by the deadlines discussed above, (2) the exchange offers have not been consummated by the deadlines discussed above, or (3) a registration statement relating to the notes has been declared effective and such registration statement ceases to be effective at any time during the applicable registration period (subject to certain exceptions) (each of (1), (2) and (3) above, a Registration Default; each period during which a Registration Default has occurred and is continuing, a Registration Default Period), then, as liquidated damages for the Registration Default, additional interest shall accrue on the principal amount of the affected notes at a rate of 0.50% per annum with respect to the outstanding notes over the interest rate otherwise provided for under the outstanding notes for the remaining period during which a Registration Default continues, but not later than the second anniversary of the issue date of the outstanding notes. If we cure all Registration Defaults, the interest rate on the notes will revert to the original level.

If you wish to exchange your outstanding notes for exchange notes in any of the exchange offers, you will be required to make the following written representations:

•	you are not our affiliate within the meaning of Rule 405 of the Securities Act;

•

you have no arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where the broker-dealer acquired the outstanding notes as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes and that it did not purchase its outstanding notes from us or any of our affiliates. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations by the SEC set forth in no-action letters issued to third parties, we believe that you may resell or otherwise transfer exchange notes issued in the exchange offers without complying with the registration and prospectus delivery provisions of the Securities Act if:

•	you are not our affiliate within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes;

•	you are not engaged in, and do not intend to engage in, a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

If you are our affiliate, or are engaging in, or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes, or are not acquiring the exchange notes in the ordinary course of your business:

•

you cannot rely on the position of the SEC set forth in Morgan Stanley & Co. Incorporated (available June 5, 1991) and Exxon Capital Holdings Corporation (available May 13, 1988), as interpreted in the SEC’s letter to Shearman & Sterling, dated July 2, 1993, or similar no-action letters; and

•

in the absence of an exception from the position stated immediately above, you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes.

This prospectus may be used for an offer to resell, resale or other transfer of exchange notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the outstanding notes as a result of market-making activities or other trading activities may participate in the exchange offers. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. Read “Plan of Distribution” for more details regarding the transfer of exchange notes.

Our belief that the exchange notes may be offered for resale without compliance with the registration or prospectus delivery provisions of the Securities Act is based on interpretations of the SEC for other exchange offers that the SEC expressed in some of its no-action letters to other issuers in exchange offers like ours. We cannot guarantee that the SEC would make a similar decision about our exchange offers. If our belief is wrong, or if you cannot truthfully make the representations mentioned above, and you transfer any exchange note issued to you in the exchange offers without meeting the registration and prospectus delivery requirements of the Securities Act, or without an exemption from such requirements, you could incur liability under the Securities Act. We are not indemnifying you for any such liability.

Terms of the Exchange Offers

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange in the exchange offers any outstanding notes that are validly tendered and not validly withdrawn prior to the expiration date. Outstanding notes may only be tendered in minimum denominations of $2,000 and integral multiples of $1,000 in excess of $2,000. We will issue exchange notes in principal amount identical to outstanding notes surrendered in the exchange offers.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreements to complete the exchange offers, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange notes will be issued under and entitled to the benefits of the Indenture. For a description of the Indenture, see “Description of the Notes.”

The exchange offers are not conditioned upon any minimum aggregate principal amount of outstanding notes being tendered for exchange.

This prospectus and the letter of transmittal are being sent to all registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers. We intend to conduct the exchange offers in accordance with the provisions of the registration rights agreements, the applicable requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the Indenture relating to such holders’ series of outstanding notes, except we will not have any further obligation to you to provide for the registration of the outstanding notes under the applicable registration rights agreement.

We will be deemed to have accepted for exchange properly tendered outstanding notes when we have given written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us and delivering exchange notes to holders. Subject to the terms of the applicable registration rights agreement, we expressly reserve the right to amend or terminate the exchange offers and to refuse to accept the occurrence of any of the conditions specified below under “—Conditions to the Exchange Offers.”

If you tender your outstanding notes in the exchange offers, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes. We will pay all charges and expenses, other than certain applicable taxes described below in connection with the exchange offers. It is important that you read “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offers.

If you are a broker-dealer and receive exchange notes for your own account in exchange for outstanding notes that you acquired as a result of market-making activities or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any resale of the exchange notes and that you did not purchase your outstanding notes from us or any of our affiliates. Read “Plan of Distribution” for more details regarding the transfer of exchange notes.

We make no recommendation to you as to whether you should tender or refrain from tendering all or any portion of your outstanding notes into the exchange offers. In addition, no one has been authorized to make this recommendation. You must make your own decision whether to tender into the exchange offers and, if so, the aggregate amount of outstanding notes to tender after reading this prospectus and the letter of transmittal and consulting with your advisors, if any, based on your financial position and requirements.

Expiration Date, Extensions and Amendments

The exchange offers expire at 5:00 p.m., New York City time, on November 15, 2019, which we refer to as the “expiration date”. However, if we, in our sole discretion, extend the period of time for which the exchange offers are open, the term “expiration date” will mean the latest date to which we shall have extended the expiration of the exchange offers.

To extend the period of time during which the exchange offers are open, we will notify the exchange agent of any extension by written notice, followed by notification by press release or other public announcement to the registered holders of the outstanding notes no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any outstanding notes (only in the case that we amend or extend the exchange offers);

•

to extend the expiration date and retain all outstanding notes tendered in the exchange offers, subject to your right to withdraw your tendered outstanding notes as described under “—Withdrawal Rights”;

•	to terminate the exchange offers if we determine that any of the conditions set forth below under “—Conditions to the Exchange Offers” have not been satisfied; and

•

subject to the terms of the applicable registration rights agreement, to amend the terms of the exchange offers in any manner or waive any condition to the exchange offers. In the event of a material change in the exchange offers, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in such offer period following notice of the material change.

Any delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice (which may take the form of a press release or other public announcement) to the registered holders of the outstanding notes. If we amend any of the exchange offers in a manner that we determine to constitute a material change, or if we waive a material condition to the exchange offers, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of applicable outstanding notes of that amendment.

In the event we terminate the exchange offers, all outstanding notes previously tendered and not accepted for payment will be returned promptly to the tendering holders.

Conditions to the Exchange Offers

Despite any other term of the exchange offers, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes, and we may terminate or amend any of the exchange offers as provided in this prospectus prior to the expiration date if in our reasonable judgment:

•	the exchange offers or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in writing in any court or by or before any governmental agency with respect to the exchange offers that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offers.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offers;” or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offers are open. Consequently, we may delay acceptance of any outstanding notes by giving written notice of such extension to the holders. We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the exchange offers. We also expressly reserve the right to amend or terminate any of the exchange offers and to reject for exchange any outstanding notes not previously accepted for exchange if we determine that any of the conditions of the exchange offers specified above have not been satisfied. We will give written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Written notice to the holders may take the form of a press release or other public announcement.

We reserve the right to waive any defects, irregularities or conditions to the exchange as to particular outstanding notes. These conditions are for our sole benefit, and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any time or at various times prior to the expiration of the exchange offers in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offers.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (TIA).

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the exchange offers, you must comply with either of the following:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition:

•	the exchange agent must receive certificates for outstanding notes along with the letter of transmittal prior to the expiration of the exchange offers;

•

the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration of the exchange offers; or

•	you must comply with the guaranteed delivery procedures described below.

The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the letter of transmittal or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Your tender, if not withdrawn prior to the expiration of the exchange offers, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal and all other required documents to the exchange agent is at your election and risk. Delivery of such documents will be deemed made only when actually received by the exchange agent. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. If you determine to make delivery by mail, we suggest that you use properly insured, registered mail with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration of the exchange offers. Letters of transmittal and certificates representing outstanding notes should be sent only to the exchange agent, and not to us or to any book-entry transfer facility. No alternative, conditional or contingent tenders of outstanding notes will be accepted. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration of the exchange offers. Signatures on the letter of transmittal or a notice of withdrawal (as described below in “–Withdrawal Rights”), as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority (FINRA), a commercial bank or trust company having an office or correspondent in the U.S. or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

•	by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes, and an eligible guarantor institution must guarantee the signature on the bond power.

If the letter of transmittal, any certificates representing outstanding notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender outstanding notes. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of outstanding notes for exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC, as the book-entry transfer facility, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, or a “book-entry confirmation,” prior to the expiration date.

In addition, in order to receive exchange notes for tendered outstanding notes, an agent’s message in connection with a book-entry transfer into the exchange agent’s account at the book-entry transfer facility or the letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents must be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the letter of transmittal prior to the expiration of the exchange offers. Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the letter of transmittal to the exchange agent prior to the expiration of the exchange offers must tender their outstanding notes according to the guaranteed delivery procedures described below. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes, but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date of the exchange offers, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, with any required signature guarantees or a properly transmitted agent’s message, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Acceptance of Outstanding Notes for Exchange

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the exchange offers only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offers, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration of the exchange offers.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. None of Oncor, the exchange agent or any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any certificates representing outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration of the exchange offers or termination of the exchange offers.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 5:00 p.m., New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent”; or

•	you must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless you are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form and eligibility, including time of receipt of notices of withdrawal, and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the exchange offers. Properly withdrawn outstanding notes may be retendered by following the procedures described under “— Procedures for Tendering Outstanding Notes” above at any time prior to the expiration of the exchange offers.

Exchange Agent

The Bank of New York Mellon Trust Company, N.A. has been appointed as the exchange agent for the exchange offers. The Bank of New York Mellon Trust Company, N.A also acts as trustee under the Indenture. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Mail, Overnight Courier or Hand Delivery:	By Facsimile Transmission
(eligible institutions only):

The Bank of New York Mellon Trust Company, N.A. 111 Sanders Creek East Syracuse, New York 13057 Attn: Corporate Trust Reorg Operations – Tiffany Castor	(732) 667-9408 To Confirm by Telephone: (315) 414-3034

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offers.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. We will record the expenses of the exchange offers as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their outstanding notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register exchange notes in the name of, or request that outstanding notes not tendered or not accepted in the exchange offers be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offers, your outstanding notes will remain subject to the restrictions on transfer of such outstanding notes:

•

as set forth in the legend printed on the outstanding notes as a consequence of the issuance of the outstanding notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws;

•

as otherwise set forth in the offering memorandum dated on or around May 20, 2019 distributed in connection with the private offering of the outstanding 2024 notes, the outstanding 2028 notes and the outstanding 3.80% 2049 notes; and

•	as otherwise set forth in the offering memorandum dated on or around September 9, 2019 distributed in connection with the private offering of the outstanding 3.10% 2049 notes.

In general, you may not offer or sell your outstanding notes unless they are registered under the Securities Act or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the applicable registration rights agreement, we do not intend to register resales of the outstanding notes under the Securities Act.

Other

Participating in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes.

DESCRIPTION OF THE NOTES

General

On May 23, 2019, we issued $300,000,000 aggregate principal amount of outstanding 2028 notes in a private offering. The outstanding 2028 notes were an additional issuance of the initial 2028 notes, $350,000,000 of which we previously issued on August 10, 2018 and are currently outstanding. The 2028 exchange notes will have substantially the same terms, including, without limitation, the same maturity date and interest payment dates, as the initial 2028 notes, and will be part of the same series as the initial 2028 notes. The 2028 exchange notes are expected to be designated by the same CUSIP number as, and be fungible with, the initial 2028 notes.

The Indenture and an officer’s certificate relating to each series of the notes (collectively, Officer’s Certificates) establish the terms of the notes. The notes are a series of debt securities that we may issue under the Indenture. The notes and all other debt securities issued under the Indenture are collectively referred to herein as Debt Securities. The Indenture permits us to issue an unlimited amount of Debt Securities from time to time, subject to certain limitations under the Indenture and the Deed of Trust. See “— Securing Additional Obligations” and “— Limitation on Secured Debt” below. All Debt Securities of any one series need not be issued at the same time, and a series may be reopened for issuances of additional Debt Securities of such series. This means that we may from time to time, without the consent of the existing holders of the notes of any series, create and issue further Debt Securities having the same terms and conditions as the notes in all respects, except for issue date, issue price and, if applicable, the initial interest payment on such Debt Securities. Additional Debt Securities issued in this manner will be consolidated with, and will form a single series with, the applicable series of notes.

The Indenture, the Officer’s Certificates and the Deed of Trust contain the full legal text of the matters described in this section. Because this section is a summary, it does not describe every aspect of the notes, the Indenture or the Deed of Trust. This summary is subject to and qualified in its entirety by reference to all the provisions of the Indenture, the Officer’s Certificates and the Deed of Trust, including definitions of certain terms used therein. We also include references in parentheses to certain sections of the Indenture and Deed of Trust. Whenever we refer to particular sections or defined terms of the Indenture or the Deed of Trust in this prospectus, those sections or defined terms are incorporated by reference herein.

The notes and other Debt Securities issued under the Indenture will rank equally with all of our other senior indebtedness that is secured by the Collateral. The exchange notes will be senior in right of payment to all subordinated indebtedness. At June 30, 2019, after giving effect to our September 12, 2019 issuance of the outstanding 3.10% 2049 notes, we had $8,227 million aggregate principal amount of senior secured debt outstanding, which is secured by the Collateral.

The exchange notes will be issuable in the form of fully registered notes in denominations of $2,000 and integral multiples of $1,000 in excess thereof. Exchange notes will be represented by one or more global certificates, will be issued only in fully registered form and, when issued, will be registered in the name of Cede & Co., as registered owner and as nominee for DTC. Exchange notes sold pursuant to Regulation S will be evidenced by one or more separate global certificates and will be registered in the name of Cede & Co., as registered owner and as nominee for DTC for the accounts of Euroclear and Clearstream Banking. DTC will act as securities depository for the exchange notes, with certain exceptions. Purchases of beneficial interests in these global certificates will be made in book-entry form. See “—Book-Entry” below.

The notes may be transferred without charge, other than for applicable taxes or other governmental charges, at The Bank of New York Mellon, New York, New York.

Maturity and Interest

The 2024 exchange notes will mature on June 1, 2024, the 2028 exchange notes will mature on November 15, 2028, the 3.80% 2049 exchange notes will mature on June 1, 2049 and 3.10% 2049 exchange notes will mature on September 15, 2049. Interest on the exchange notes will:

•

be payable in U.S. dollars on the 2024 exchange notes, the 2028 exchange notes, the 3.80% 2049 exchange notes and the 3.10% 2049 exchange notes at the rate of 2.75%, 3.70%, 3.80% and 3.10%, respectively;

•

be computed for each interest period on the basis of a 360-day year consisting of twelve 30-day months and, with respect to any period less than a full month, on the basis of the actual number of days elapsed during the period;

•	in the case of the 2024 exchange notes and the 3.80% 2049 exchange notes, be payable semi-annually in arrears on June 1 and December 1 of each year, and at maturity, beginning on December 1, 2019;

•	in the case of the 2024 exchange notes and the 3.80% 2049 exchange notes, accrue from, and including, the date of original issuance (May 23, 2019);

•	in the case of the 2028 exchange notes, be payable semi-annually in arrears on May 15 and November 15 of each year, and at maturity, beginning on November 15, 2019;

•	in the case of the 2028 exchange notes, accrue from, and including, May 15, 2019;

•	in the case of the 3.10% 2049 exchange notes, be payable semi-annually in arrears on March 15 and September 15 of each year, and at maturity, beginning on March 15, 2020;

•	in the case of the 3.10% 2049 exchange notes, accrue from, and including, the date of original issuance (September 12, 2019); and

•

be paid to the persons in whose names the exchange notes are registered at the close of business on the 15th calendar day before each interest payment date for the exchange notes. We will not be required to make transfers or exchanges of the exchange notes for a period of 15 calendar days before an interest payment date.

If any interest payment date, maturity date or redemption date falls on a day that is not a business day, such interest payment date will be postponed to the next succeeding business day, and no interest on such payment will accrue for the period from and after the interest payment date, maturity date or redemption date to such next succeeding business day. The term “business day” means, with respect to any note, any day, other than a Saturday or Sunday, which is not a day on which banking institutions or trust companies in The City of New York are generally authorized or required by law, regulation or executive order to remain closed.

Optional Redemption

2024 Exchange Notes, 2028 Exchange Notes and 3.80% 2049 Exchange Notes

We may redeem the 2024 exchange notes, at our option, in whole at any time or in part from time to time. If we redeem all or any part of the 2024 exchange notes prior to May 1, 2024, we will pay a “make whole” redemption price equal to the greater of:

•	100% of the principal amount of the 2024 exchange notes being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding the portion of any such interest accrued to the redemption date) on the 2024 exchange notes being redeemed that would be due if the 2024 exchange notes matured on May 1, 2024, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.10%, plus, in each case, accrued interest to, but not including, the redemption date of the 2024 exchange notes being redeemed.

On or after May 1, 2024, in the case of the 2024 exchange notes, we may redeem the 2024 exchange notes, at our option, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of such 2024 exchange notes, plus accrued and unpaid interest to, but not including, the redemption date of the 2024 exchange notes.

We may redeem the 2028 exchange notes, at our option, in whole at any time or in part from time to time. If we redeem all or any part of the 2028 exchange notes prior to August 15, 2028, we will pay a “make whole” redemption price equal to the greater of:

•	100% of the principal amount of the 2028 exchange notes being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding the portion of any such interest accrued to the redemption date) on the 2028 exchange notes being redeemed that would be due if the 2028 exchange notes matured on August 15, 2028, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.125%, plus, in each case, accrued interest to, but not including, the redemption date of the 2028 exchange notes being redeemed.

On or after August 15, 2028, in the case of the 2028 exchange notes, we may redeem the 2028 exchange notes, at our option, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of such 2028 exchange notes, plus accrued and unpaid interest to, but not including, the redemption date of the 2028 exchange notes.

We may redeem the 3.80% 2049 exchange notes, at our option, in whole at any time or in part from time to time. If we redeem all or any part of the 3.80% 2049 exchange notes prior to December 1, 2048, we will pay a “make whole” redemption price equal to the greater of:

•	100% of the principal amount of the 3.80% 2049 exchange notes being redeemed, or

•

the sum of the present values of the remaining scheduled payments of principal and interest (excluding the portion of any such interest accrued to the redemption date) on the 3.80% 2049 exchange notes being redeemed that would be due if the 3.80% 2049 exchange notes matured on December 1, 2048, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.15%, plus, in each case, accrued interest to, but not including, the redemption date of the 3.80% 2049 exchange notes being redeemed.

On or after December 1, 2048, in the case of the 3.80% 2049 exchange notes, we may redeem the 3.80% 2049 exchange notes, at our option, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of such 3.80% 2049 exchange notes, plus accrued and unpaid interest to, but not including, the redemption date of the 3.80% 2049 exchange notes.

We will give notice of our intent to redeem the 2024 exchange notes, the 2028 exchange notes or the 3.80% 2049 exchange notes, as applicable, at least 30 days prior to the redemption date.

For purposes of the foregoing, the following terms shall have the definitions as set forth below.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue, expressed as a percentage of its principal amount, equal to the Comparable Treasury Price for such redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Independent Investment Banker as having a maturity comparable to the remaining term of the 2024 exchange notes, the 2028 exchange notes or the 3.80% 2049 exchange notes to be redeemed (assuming for this purpose that the 2024 exchange notes matured on May 1, 2024, the 2028 exchange notes matured on August 15, 2028 and the 3.80% 2049 exchange notes matured on December 1, 2048) that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the applicable exchange notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of the bid and asked prices for the Comparable Treasury Issue, expressed in each case as a percentage of its principal amount, on the third business day preceding such redemption date, as set forth in the H. 15 Daily Update of the Federal Reserve Bank or (ii) if such release, or any successor release, is not published or does not contain prices on such business day, the Reference Treasury Dealer Quotation actually obtained by the Trustee for such redemption date.

“H.15 (519)” means the weekly statistical release entitled “H.15 (519) Selected Interest Rates”, or any successor publication, published by the Board of Governors of the Federal Reserve System.

“H.15 Daily Update” means the daily update of H.15 (519) available through the worldwide website of the Board of Governors of the Federal Reserve System or any successor site or publication.

“Independent Investment Banker” means the Reference Treasury Dealer.

“Reference Treasury Dealer” means a primary U.S. Government securities dealer in New York City appointed by Oncor.

“Reference Treasury Dealer Quotation” means, with respect to the Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding such redemption date.

If, at the time notice of optional redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice will be of no effect unless such moneys are so received.

Upon payment of the redemption price, on and after the redemption date interest will cease to accrue on the applicable exchange notes or portions thereof called for redemption.

3.10% 2049 Exchange Notes

We may redeem the 3.10% 2049 exchange notes, at our option, in whole at any time or in part from time to time. If we redeem all or any part of the 3.10% 2049 exchange notes prior to March 15, 2049, we will pay a “make whole” redemption price equal to the greater of:

•	100% of the principal amount of the 3.10% 2049 exchange notes being redeemed, or

•

(i) the sum of the present values of the remaining scheduled payments of principal and interest (including the portion of any such interest accrued to the redemption date) on the 3.10% 2049 exchange notes being redeemed that would be due if the 3.10% 2049 exchange notes matured on March 15, 2049, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 0.20% less (ii) the interest accrued to the redemption date on the 3.10% 2049 exchange notes being redeemed, plus, in each case, accrued interest to, but not including, the redemption date of the 3.10% 2049 exchange notes being redeemed.

On or after March 15, 2049, we may redeem the 3.10% 2049 exchange notes, at our option, in whole at any time or in part from time to time at a redemption price equal to 100% of the principal amount of the 3.10% 2049 exchange notes, plus accrued and unpaid interest to, but not including, the redemption date of the 3.10% 2049 exchange notes.

We will give notice of our intent to redeem the 3.10% 2049 exchange notes at least 15 days prior to the redemption date.

For purposes of the foregoing, the following terms shall have the definitions as set forth below.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to: (1) the weekly average yield to maturity representing the average of the daily yields appearing at 5:00 p.m., New York City time, on the relevant calculation date in the most recently published Data Download Program designated “H.15” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the period from the redemption date of the 3.10% 2049 exchange notes to be redeemed to March 15, 2049 (rounded to the nearest month) (the “Remaining Term”); provided that, if no maturity is within three months before or after the Remaining Term of the 3.10% 2049 exchange notes to be redeemed or more than one maturity is within three months before or after the Remaining Term of the 3.10% 2049 exchange notes to be redeemed and no maturity exactly corresponds to the Remaining Term, the weekly average yield for (A) the published maturity closest to but shorter than the Remaining Term and (B) the published maturity closest to but longer than the Remaining Term, both to be determined as described above, and the Treasury Rate will be interpolated or extrapolated from those yields on a straight line basis; or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the applicable Comparable Treasury Issue, calculated using a price for the applicable Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the related Comparable Treasury Price for such redemption date. The Treasury Rate will be calculated by Oncor on the third business day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by the Reference Treasury Dealer selected by Oncor as having a maturity comparable to the Remaining Term of the 3.10% 2049 exchange notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the Remaining Term.

“Comparable Treasury Price” means, with respect to any redemption date, the Reference Treasury Dealer Quotation.

“Reference Treasury Dealer” means any primary U.S. Government securities dealer in New York City appointed by Oncor.

“Reference Treasury Dealer Quotation” means, with respect to any redemption date, the average, as calculated by the Reference Treasury Dealer, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to Oncor by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

If, at the time notice of optional redemption is given, the redemption moneys are not held by the Trustee, the redemption may be made subject to their receipt on or before the date fixed for redemption and such notice will be of no effect unless such moneys are so received.

Upon payment of the redemption price, on and after the redemption date interest will cease to accrue on the 3.10% 2049 exchange notes or portions thereof called for redemption.

Payment and Paying Agents

Interest on each note payable on any interest payment date will be paid to the person in whose name that note is registered at the close of business on the regular record date for that interest. However, interest payable at maturity will be paid to the person to whom the principal is paid. If there has been a default in the payment of interest on any note, the defaulted interest may be paid to the holder of that note as of the close of business on a date between 10 and 15 days before the date proposed by us for payment of such defaulted interest or in any other lawful manner permitted by any securities exchange on which that note may be listed, if the Trustee finds it workable. (Indenture, Section 307.)

Principal, premium, if any, and interest on the notes at maturity will be payable upon presentation of the notes at the corporate trust office of The Bank of New York Mellon in the City of New York, as agent of The Bank of New York Mellon Trust Company, as paying agent for Oncor. However, we may choose to make payment of interest by check mailed to the address of the persons entitled to such payment. We may change the place of payment on the notes, appoint one or more additional paying agents (including Oncor) and remove any paying agent, all at our discretion. (Indenture, Section 702.)

Registration and Transfer

The transfer of notes may be registered, and notes may be exchanged for other notes of the same series or tranche of authorized denominations and with the same terms and principal amount, at the offices or agency of the Trustee in New York, New York. (Indenture, Section 305.) We may designate one or more additional places, or change the place or places previously designated, for the registration of the transfer and the exchange of the notes. (Indenture, Section 702.) No service charge will be made for any registration of transfer or exchange of the notes. However, we may require payment to cover any tax or other governmental charge that may be imposed in connection with such registration of transfer or exchange. We will not be required to execute or to provide for the registration of transfer or the exchange of:

•	any note during the 15 days before an interest payment date,

•	any note during the 15 days before giving any notice of redemption, or

•	any note selected for redemption in whole or in part except the unredeemed portion of any note being redeemed in part.

(Indenture, Section 305.)

Security

Except as described below under this heading and under “— Securing Additional Obligations,” and subject to the exceptions discussed under “— Release of Collateral,” all Debt Securities and other secured indebtedness of Oncor issued under the Indenture while the lien under the Deed of Trust is in effect will be secured equally and ratably, by a lien on all of the Collateral, which consists of our right, title and interest in and to all property, real, personal and mixed, wherever located, including the following property (other than Excepted Property, as defined below):

•	all real property owned in fee, easements and other interests in real property that are specifically described in the Deed of Trust;

•

all facilities, machinery, equipment and fixtures for the transmission and distribution of electric energy, including, but not limited to, all switchyards, towers, substations, transformers, poles, lines, cables, conduits, ducts, conductors, meters, regulators and all other property used or to be used for any or all of those purposes;

•	all buildings, offices, warehouses, structures or improvements in addition to those referred to or otherwise included in the previous two bullets;

•

all computers, data processing, data storage, data transmission and/or telecommunications facilities, equipment and apparatus necessary for the operation or maintenance of any facilities, machinery, equipment or fixtures described or referred to in the second bullet point above; and

•	all of the property listed above in the process of construction.

“Excepted Property” means among other things, the following types of property: (1) cash and securities; (2) contracts, leases and other agreements of all kinds, contract rights, bills, notes and other instruments and chattel paper; (3) all revenues, income and earnings, all accounts, accounts receivable, rights to payment, payment intangibles and unbilled revenues, transition property, and all rents, tolls, issues, product and profits, claims, credits, demands and judgments; (4) governmental and other licenses, permits, franchises, consents and allowances; (5) intellectual property rights and other general intangibles; (6) vehicles, movable equipment, aircraft and vessels; (7) all goods, stock in trade, wares, merchandise and inventory held for sale or lease in the ordinary course of business; (8) materials, supplies, inventory and other personal property consumable in the operation of the Collateral; (9) fuel; (10) tools and equipment; (11) furniture and furnishings; (12) computers and data processing, data storage, data transmission, telecommunications and other facilities, equipment and apparatus, which, in any case, are used primarily for administrative or clerical purposes or are otherwise not necessary for the operation or maintenance of the facilities, machinery, equipment or fixtures that are part of the Collateral; (13) coal, lignite, ore, gas, oil and other minerals and timber rights; (14) electric energy, gas, steam, water and other products generated, produced, manufactured, purchased or otherwise acquired; (15) real property and facilities used primarily for the production or gathering of natural gas; (16) leasehold interests; (17) all property which is or has been released from the Deed of Trust; (18) all property located outside of the State of Texas; (19) all property and plants used by us in the generation of electricity; and (20) all property not acquired or constructed by us for use in our electric transmission and distribution business. (Deed of Trust, Section 1.)

The Deed of Trust provides that, in general, after-acquired property, other than Excepted Property, will constitute Collateral. (Deed of Trust, Section 1.)

As described above, the notes are secured by liens on the Collateral. At June 30, 2019, the net book value of the Collateral, after taking into account retirements, was approximately $15,600 million. The exchange notes will be secured obligations of Oncor that will rank equally with all Debt Securities and Oncor’s other outstanding secured indebtedness. At June 30, 2019, after giving effect to our September 12, 2019 issuance of the outstanding 3.10% 2049 notes, we had $8,227 million aggregate principal amount of secured debt outstanding, which includes the aggregate principal amount of our senior secured notes and debentures, all of which are secured by the Collateral.

Permitted Liens

The lien granted pursuant to the Deed of Trust is subject to permitted liens described in the Indenture and the Indenture and Deed of Trust dated as of May 1, 2002 between Oncor and The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly the Bank of New York) (May 2002 Indenture). These permitted liens include (1) liens existing at the date of the May 2002 Indenture; (2) liens on property at the time we acquire the property; (3) tax liens and other governmental charges which are not delinquent or which are being contested in good faith; (4) liens incurred or created in connection with or to secure the performance of bids, tenders, contracts, leases, statutory obligations, surety bonds or appeal bonds; (5) liens securing indebtedness, neither assumed nor guaranteed by us nor on which we customarily pay interest, existing upon real estate or rights in or relating to real estate acquired by us for any substation, transmission line, transportation line, distribution line, right of way or similar purpose; (6) mechanics’ and materialmen’s liens; (7) certain leases and leasehold interests; (8) rights reserved to or vested in government authorities; (9) rights of others to take minerals, timber, electric energy or capacity, gas, water, steam or other products produced by us or by others on our property, rights and interests of persons other than us arising out of agreements relating to the common ownership or joint use of the property; (10) liens on the interests of persons other than us in our property; (11) liens which have been bonded or for which other security arrangements have been made; (12) purchase money liens and liens related to the acquisition of property; (13) liens which secure obligations under the Indenture and the May 2002 Indenture equally and ratably with other secured obligations of ours; (14) liens on our property to secure debt for borrowed money in an aggregate principal amount not exceeding the greater of 10% of our net tangible assets or 10% of our capitalization; (15) rights reserved to or vested in any municipality or public authority by the terms of any right, power, franchise, grant, license or permit, or by any provision of law, to terminate such right, power, franchise, grant, license or permit or to purchase or recapture or to designate a purchaser of any of our property; (16) rights reserved to or vested in any municipality or public authority to use, control or regulate any of our property; (17) any obligations or duties to any municipality or public authority with respect to any franchise, grant, license or permit; (18) any controls, liens, restrictions, regulations, easements, exceptions or reservations of any municipality or public authority applying particularly to space satellites or nuclear fuel; (19) certain judgment liens; (20) any lien arising by reason of deposits with or giving of any form of security to any governmental entity as a condition to the transaction of any business or the exercise of any privilege or license; (21) and any landlords’ lien on fixtures or movable property so long as the rent secured thereby is not in default and (22) certain easements, licenses, restrictions, defects, irregularities and certain deficiencies in titles.

Excepted Property

The Collateral does not include Excepted Property. The Deed of Trust provides that, in general, after-acquired property, other than Excepted Property, will constitute Collateral. (Deed of Trust, Section 1.) However, property that is released from the Deed of Trust will not become subject to the lien of the Deed of Trust unless and until we execute an amendment to the Deed of Trust subjecting that property to such lien.

Release of Collateral

Unless an event of default under the Indenture, the May 2002 Indenture or any other indebtedness secured by the Deed of Trust, has occurred and is continuing, we may obtain the release from the lien of the Deed of Trust of any part of the Collateral, or any interest in the Collateral, other than cash held by the Collateral Agent under the Deed of Trust (Collateral Agent), upon delivery to the Collateral Agent of an amount in cash equal to the amount, if any, by which the fair value (as determined under the Deed of Trust) of the Collateral exceeds the aggregate of:

•

an amount equal to the aggregate principal amount of any obligations secured by a purchase money lien delivered to the Collateral Agent, to be held as part of the Collateral, subject to the limitations in the Deed of Trust;

•

an amount equal to the cost (as determined under the Deed of Trust) or fair value (whichever is less), after making any deductions and any Property Additions (as defined in the Deed of Trust) not constituting Funded Property (as defined in the Deed of Trust), except that such deductions and additions need not be made if the Property Additions were acquired or made within the 90-day period preceding the release;

•

an amount equal to 23/20 of an aggregate principal amount of additional obligations that we elect to secure under the Deed of Trust; provided that we waive the right to secure the additional obligations and any Available Bond Credits (as defined below) which were the basis of the right to secure such amount of those additional obligations will be deemed to have been made the basis of such release of property;

•

an amount in cash and/or an amount equal to the aggregate principal amount of any obligations secured by purchase money lien that, in either case, is evidenced to the Collateral Agent by a certificate of the trustee or other holder of a lien prior to the lien of the Deed of Trust to have been received by such trustee or other holder in accordance with the provisions of the lien in consideration for the release of such property or any part thereof from such lien, all subject to the limitations set forth in the Deed of Trust; and

•	any taxes and expenses incidental to any sale, exchange, dedication or other disposition of the property to be released. (Deed of Trust, Section 20.2.)

Unless an event of default under the Indenture, the May 2002 Indenture or any other indebtedness secured by the Deed of Trust, has occurred and is continuing, Collateral which is not Funded Property may generally be released from the lien of the Deed of Trust without depositing any cash or property with the Collateral Agent as long as (1) the aggregate amount of cost or fair value to Oncor (whichever is less) of all property which does not constitute Funded Property (excluding the property to be released) after certain deductions and additions, including adjustments to offset property retirements, is not less than zero or (2) the cost or fair value (whichever is less) of property to be released does not exceed the aggregate amount of the cost or fair value to Oncor (whichever is less) of property additions acquired or made within the 90-day period preceding the release. (Deed of Trust, Section 20.3.)

The Deed of Trust provides simplified procedures for the release of minor properties and property taken by eminent domain, and provides for dispositions of certain obsolete property without any release or consent by the Collateral Agent. Under the Deed of Trust, a property is considered minor if the aggregate fair value of such property on any date in a given calendar year, together with all other minor properties released in the calendar year, does not exceed the greater of (1) $10 million, or (2) 3% of the then outstanding aggregate principal amount of the obligations secured by the Deed of Trust. (Deed of Trust, Sections 20.1, 20.4 and 20.5.)

If we retain an interest in any property released from the lien granted under the Deed of Trust, the Deed of Trust will not become a lien on the property or an interest in the property or any improvements, extensions or additions to the property or renewals, replacements or substitutions of or for the property or any part or parts thereof unless we execute and deliver to the Collateral Agent an amendment of the Deed of Trust containing a grant, conveyance, transfer and mortgage thereof. (Deed of Trust, Section 20.9.)

Withdrawal or Other Application of Funded Cash; Purchase Money Obligations

Except as otherwise provided in the Deed of Trust, unless an event of default under the Indenture, the May 2002 Indenture or any other indebtedness secured by the Deed of Trust, has occurred and is continuing, any Funded Cash (as defined in the Deed of Trust) held by the Collateral Agent, and any other cash which is required to be withdrawn, used or applied as provided below, may (1) be withdrawn by us (i) to the extent of the cost or fair value to us (whichever is less) of Property Additions not constituting Funded Property, after certain deductions and additions, including adjustments to offset retirements (except that such adjustments need not be made if such property additions were acquired or made within the 90-day period preceding the withdrawal); (ii) in an amount equal to the aggregate principal amount of additional obligations we would be entitled to secure; and (iii) in an amount equal to the aggregate principal amount of outstanding obligations delivered to the Collateral Agent; (2) upon our request, be used by the Collateral Agent for the purchase or payment of obligations as directed or approved by us; and (3) be applied by the Collateral Agent to the payment at maturity or redemption of obligations. (Deed of Trust, Section 21.)

Securing Additional Obligations

The Collateral Agent will permit securing with Collateral additional obligations that we elect to secure under the Deed of Trust, at one time or from time to time in accordance with the following:

•

Additional obligations may be secured on the basis of Property Additions (which do not constitute Funded Property) in a principal amount not exceeding 85% of the cost or the fair value of the Property Additions (whichever is less) after making certain deductions and additions described in the Deed of Trust;

•	Additional obligations may be secured on the basis of, and in an aggregate principal amount not exceeding the aggregate principal amount of, Available Bond Credits; and

•	Additional obligations may be secured on the basis of, and in an aggregate principal not exceeding the amount of, any cash deposited with the Collateral Agent for such purpose.

Any withdrawal of cash under the last bullet above will operate as a waiver by us of our right to secure the obligations on which it is based, and those obligations may not be secured by the Deed of Trust. Any Property Additions which have been made the basis of any such right to secure additional obligations that we elect to secure under the Deed of Trust will be deemed to have been made the basis of the withdrawal of such cash. Any Available Bond Credits which have been made the basis of any such right to secure additional obligations that we elect to secure under the Deed of Trust will be deemed to have been made the basis of the withdrawal of such cash. (Deed of Trust, Section 22.)

“Available Bond Credits” equaled $2,782 million as of June 30, 2019, after giving effect to our September 12, 2019 issuance of the 3.10% 2049 notes. Available Bond Credits will be (1) increased by the principal amount of obligations (other than certain fees, expenses and other obligations payable under the Deed of Trust) paid, retired or cancelled or for the payment of which money has been deposited with the applicable secured party representative, and (2) decreased by the principal amount of additional obligations that Oncor elects to secure under the Deed of Trust pursuant to provisions described under this heading for Available Bond Credits.

The amount of future indebtedness that could be secured by Property Additions, subject to appraisal and a certification process of such Property Additions, was approximately $1,790 million as of June 30, 2019.

Defeasance

Our indebtedness in respect of the notes will be satisfied and discharged if we irrevocably deposit with the Trustee or any paying agent, other than Oncor, sufficient cash or U.S. government securities to pay the principal, interest and any premium when due on the stated maturity date or a redemption date of that series of notes, subject to the other conditions of the Indenture. (Indenture, Section 801.)

Limitation on Secured Debt

So long as any of the Debt Securities remain outstanding, subject to the limitations described under “— Securing Additional Obligations,” we will not issue any Secured Debt other than Permitted Secured Debt without the consent of the holders of a majority in principal amount of the outstanding Debt Securities of all series with respect to which this covenant is made, considered as one class; provided, however, that this covenant will not prohibit the creation or existence of any Secured Debt if either:

•	we make effective provision whereby all notes and other affected Debt Securities then outstanding will be secured at least equally and ratably with such Secured Debt; or

•

we deliver to the Trustee bonds, notes or other evidences of indebtedness secured by the lien which secures such Secured Debt in an aggregate principal amount equal to the aggregate principal amount of the notes and other affected Debt Securities then outstanding and meeting certain other requirements set forth in the Indenture.

The covenants contained in the Indenture will not afford the holders of the notes protection in the event we incur significant additional debt.

Definitions

For purposes of this subsection — “Limitation on Secured Debt,” the following terms have the meanings given below:

“Capitalization” means the total of all the following items appearing on, or included in, our unconsolidated balance sheet: (1) liabilities for indebtedness maturing more than 12 months from the date of determination and (2) common stock, common stock expense, accumulated other comprehensive income or loss, preferred stock, preference stock, premium on common stock and retained earnings (however the foregoing may be designated), less, to the extent not otherwise deducted, the cost of shares of our capital stock held in our treasury, if any. Capitalization will be determined in accordance with GAAP and practices applicable to the type of business in which we are engaged, and may be determined as of the date not more than 60 days prior to the happening of the event for which the determination is being made.

“Capitalized Lease Liabilities” means the amount, if any, shown as liabilities on our unconsolidated balance sheet for capitalized leases of electric transmission and distribution property not owned by us, which amount will be determined in accordance with GAAP and practices applicable to the type of business in which we are engaged.

“Debt” means:

•	our indebtedness for borrowed money evidenced by a bond, debenture, note or other written instrument or agreement by which we are obligated to repay such borrowed money;

•	any guaranty by us of any such indebtedness of another person; and

•	any Capitalized Lease Liabilities of Oncor.

“Debt” does not include, among other things:

•	indebtedness under any installment sale or conditional sale agreement or any other agreement relating to indebtedness for the deferred purchase price of property or services;

•	any trade obligations (including any obligations under power or other commodity purchase agreements and any associated hedges or derivatives) or other obligations in the ordinary course of business;

•	obligations under any lease agreement that are not Capitalized Lease Liabilities; or

•

any liens securing indebtedness, neither assumed nor guaranteed by us nor on which we customarily pay interest, existing upon real estate or rights in or relating to real estate acquired by us for substation, transmission line, transportation line, distribution line or right of way purposes.

“Net Tangible Assets” means the amount shown as total assets on our unconsolidated balance sheet, less (1) intangible assets including, but without limitation, such items as goodwill, trademarks, trade names, patents, unamortized debt discount and expense and other regulatory assets carried as assets on our unconsolidated balance sheet and (2) appropriate adjustments, if any, on account of minority interests. Net Tangible Assets will be determined in accordance with GAAP and practices applicable to the type of business in which we are engaged.

“Permitted Secured Debt” means, as of any particular time:

•

Secured Debt which matures less than one year from the date of the issuance or incurrence and is not extendible at the option of the issuer; and any refundings, refinancings and/or replacements of any such Secured Debt by or with similar Secured Debt that matures less than one year from the date of such refunding, refinancing and/or replacement and is not extendible at the option of the issuer;

•

Secured Debt secured by Purchase Money Liens (as defined in the Indenture) or any other liens existing or placed upon property at the time of, or within one hundred eighty (180) days after, the acquisition thereof by us, and any refundings, refinancings and/or replacements of any such Secured Debt; provided, however, that no such Purchase Money Lien or other lien will extend to or cover any of our property other than (1) the property so acquired and improvements, extensions and additions to such property and renewals, replacements and substitutions of or for the property or any part or parts of the property and (2) with respect to Purchase Money Liens, other property subsequently acquired by us;

•

Secured Debt relating to governmental obligations the interest on which is not included in gross income for purposes of federal income taxation pursuant to Section 103 of the Code (or any successor provision of law), for the purpose of financing or refinancing, in whole or in part, costs of acquisition or construction of property to be used by us, to the extent that the lien which secures the Secured Debt is required either by applicable law or by the issuer of such governmental obligations or is otherwise necessary in order to establish or maintain the exclusion from gross income; and any refundings, refinancings and/or replacements of any Secured Debt by or with similar Secured Debt;

•

Secured Debt (1) which is related to the construction or acquisition of property not previously owned by us or (2) which is related to the financing of a project involving the development or expansion of our property and (3) in either case, the obligee in respect of which has no recourse to us or any of our property other than the property constructed or acquired with the proceeds of such transaction or the project financed with the proceeds of such transaction (or the proceeds of such property or such project); and any refundings, refinancings and/or replacements of any such Secured Debt by or with Secured Debt described in (3) above; and

•

in addition to the Permitted Secured Debt described above, Secured Debt not otherwise so permitted in an aggregate principal amount not exceeding the greater of 10% of Oncor’s Net Tangible Assets or 10% of Oncor’s Capitalization.

“Secured Debt” means Debt created, issued, incurred or assumed by us which is secured by a lien upon any of our property (other than Excepted Property). For purposes of this covenant, any Capitalized Lease Liabilities of ours will be deemed to be Debt secured by a lien on our property.

(Indenture, Section 707.)

Consolidation, Merger and Sale of Assets

Under the terms of the Indenture, we may not consolidate with or merge into any other entity or convey, transfer or lease our Electric Utility Property (as defined below) as an entirety or substantially as an entirety to any entity, unless:

•

the surviving or successor entity, or an entity which acquires by conveyance or transfer or which leases our Electric Utility Property as an entirety or substantially as an entirety is organized and existing under the laws of any domestic jurisdiction and it expressly assumes our obligations on all Debt Securities then outstanding under the Indenture;

•

in the case of a lease, such lease is made expressly subject to termination by us or by the Trustee and by the purchaser of the property so leased at any sale thereof at any time during the continuance of an event of default under the Indenture;

•	we will have delivered to the Trustee an officer’s certificate and an opinion of counsel as provided in the Indenture; and

•

immediately after giving effect to the transaction, no event of default under the Indenture, or event which, after notice or lapse of time or both, would become an event of default under the Indenture, has occurred and is continuing.

(Indenture, Section 1201.) In the case of the conveyance or other transfer of the Electric Utility Property as or substantially as an entirety to any other entity, upon the satisfaction of all the conditions described above, Oncor would be released and discharged from all obligations and covenants under the Indenture and on the Debt Securities then outstanding unless we elect to waive such release and discharge. (Indenture, Section 1203.)

The Indenture does not prevent or restrict:

•	any conveyance or other transfer, or lease, of any part of our Electric Utility Property which does not constitute the entirety, or substantially the entirety, thereof; or

•

any conveyance, transfer or lease of any of our properties where we retain Electric Utility Property with a fair value in excess of 143% of the aggregate principal amount of all outstanding Debt Securities, and any other outstanding debt securities that rank equally with, or senior to, the Debt Securities with respect to such Electric Utility Property. This fair value will be determined within 90 days of the conveyance, transfer or lease by an independent expert that is approved by the Trustee.

(Indenture, Section 1205.)

“Electric Utility Property” means property of Oncor which is comprised of substantially all of our tangible properties in Texas used or useful or to be used in connection with the transmission and distribution of electric energy, exclusive of certain excepted property. (Indenture, Section 101.)

The terms of the Indenture do not restrict Oncor in a merger in which Oncor is the surviving entity. (Indenture, Section 1204.)

Events of Default

“Event of default,” when used in the Indenture with respect to Debt Securities, means any of the following:

•	failure to pay interest on any Debt Security for 30 days after it is due and payable;

•	failure to pay the principal of or any premium on any Debt Security when due and payable;

•

failure to perform or breach of any other covenant or warranty in the Indenture that continues for 90 days after we receive written notice from the Trustee, or we and the Trustee receive a written notice from the holders of at least 33% in aggregate principal amount of the outstanding Debt Securities;

•	events of bankruptcy, insolvency or reorganization of Oncor specified in the Indenture;

•	sale or transfer of all or any part of the Collateral in a foreclosure of the lien on the Collateral which secures the Debt Securities and other Secured Debt (other than Permitted Secured Debt); or

•	any other event of default included in any supplemental indenture for a particular series of Debt Securities.

(Indenture, Sections 901, 1301 and 1307.)

Remedies

If an event of default under the Indenture occurs and is continuing, then the Trustee or the holders of at least 33% in aggregate principal amount of the outstanding Debt Securities may declare the principal amount of all of the Debt Securities to be due and payable immediately.

At any time after a declaration of acceleration has been made and before a judgment or decree for payment of the money due has been obtained by the Trustee, the event or events of default under the Indenture giving rise to the declaration of acceleration will be considered cured, and the declaration and its consequences will be considered rescinded and annulled, if:

•	we have paid or deposited with the Trustee a sum sufficient to pay:

•	all overdue interest on all outstanding Debt Securities;

•	the principal of and premium, if any, on the outstanding Debt Securities that have become due otherwise than by such declaration of acceleration and overdue interest thereon;

•	interest on overdue interest to the extent lawful; and

•	all amounts due to the Trustee under the Indenture; and

•	any other event of default under the Indenture with respect to the Debt Securities of a particular series has been cured or waived as provided in the Indenture.

(Indenture, Section 902.)

There is no automatic acceleration, even in the event of bankruptcy, insolvency or reorganization of Oncor.

If an event of default under the Deed of Trust occurs and is continuing, the Collateral Agent will, at the direction of the applicable secured party, proceed to protect and enforce its rights and the rights of the secured parties by such judicial proceedings as the applicable secured party designates to protect and enforce any such rights. Upon the occurrence and during the continuance of any event of default under the Deed of Trust and subject to any applicable grace, notice and cure provision of the Indenture or the May 2002 Indenture, on the direction of the applicable secured party, the Collateral Agent will, at the direction of the applicable secured party, sell all, but not less than all of the Collateral in accordance with the procedures set forth in the Deed of Trust. In the event of any breach of the covenants, agreements, terms or conditions of the Deed of Trust, the Collateral Agent, to the extent permitted by applicable law and principles of equity, will be entitled to enjoin such breach and obtain specific performance of any such covenant, agreement, term or condition and the Collateral Agent will have the right to invoke any equitable right or remedy as though other remedies were not provided for in the Deed of Trust. (Deed of Trust, Section 23.)

If an event of default under the Deed of Trust has occurred and, during the continuance of such event of default, the Collateral Agent has commenced judicial proceedings to enforce any right under the Deed of Trust, then the Collateral Agent will, to the extent permitted by law, be entitled, as against Oncor, to the appointment of a receiver of the Collateral and subject to the rights, if any, of others to receive collections from former, present or future customers of the rents, issues, profits, revenues and other income thereof, and whether or not any receiver is appointed, the Collateral Agent will be entitled to possession and control of, and to collect and receive the income from cash, securities and other personal property held by the Collateral Agent under the Deed of Trust and to all other remedies available to mortgagees and secured parties under the Uniform Commercial Code or any other applicable law. (Deed of Trust, Section 24.)

Upon the occurrence and continuance of an event of default under the Indenture after the termination of the lien granted by the Deed of Trust, the remedies of the Trustee and holders of notes under the Indenture would be limited to the rights of unsecured creditors.

Except as otherwise required by the TIA, the Trustee is not obligated to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the holders, unless the holders offer the Trustee a reasonable indemnity. (Indenture, Section 1003.) If they provide this reasonable indemnity, the holders of a majority in principal amount of the outstanding Debt Securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any power conferred upon the Trustee with respect to such Debt Securities. The Trustee is not obligated to comply with directions that conflict with law or other provisions of the Indenture. (Indenture, Section 912.)

No holder of Debt Securities will have any right to institute any proceeding under the Indenture, for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless:

•	the holder has previously given to the Trustee written notice of a continuing event of default under the Indenture;

•

the holders of a majority in aggregate principal amount of the outstanding Debt Securities have made a written request to the Trustee to institute proceedings in respect of the event of default under the Indenture in its own name as Trustee under the Indenture;

•	such holder or holders have offered reasonable indemnity to the Trustee to institute proceedings;

•	the Trustee has failed to institute any proceeding for 60 days after notice, request and offer of indemnity; and

•

the Trustee has not received during such period any direction from the holders of a majority in aggregate principal amount of the outstanding Debt Securities inconsistent with the written request of the holders referred to above.

(Indenture, Section 907.) However, these limitations do not apply to a suit by a holder of a Debt Security for payment of the principal, premium, if any, or interest on the Debt Security on or after the applicable due date. (Indenture, Section 908.)

We will provide to the Trustee an annual statement by an appropriate officer as to our compliance with all conditions and covenants under the Indenture. (Indenture, Section 705.)

Trustee Lien

The Indenture provides that the Trustee will have a lien, prior to the lien on behalf of the holders of the Debt Securities, upon certain of our property and funds held or collected by the Trustee for the payment of Trustee’s reasonable compensation and expenses and for indemnity against certain liabilities. (Indenture, Section 1007.)

Modification and Waiver

Without the consent of any holder of Debt Securities, we and the Trustee may enter into one or more supplemental indentures for any of the following purposes:

•	to evidence the assumption by any permitted successor of the covenants of Oncor in the Indenture and in the Debt Securities;

•	to add one or more covenants of Oncor or other provisions for the benefit of the holders of all or any series or tranche of Debt Securities, or to surrender any right or power conferred upon Oncor;

•	to add additional events of default under the Indenture for all or any series of outstanding Debt Securities;

•

to change or eliminate or add any provision to the Indenture; provided, however, that if the change, elimination or addition will adversely affect the interests of the holders of outstanding Debt Securities of any series or tranche in any material respect, it will become effective only:

•	when the consent of the holders of Debt Securities of such series has been obtained in accordance with the Indenture; or

•	when no Debt Securities of the affected series remain outstanding under the Indenture;

•	to provide additional security for any Debt Securities;

•	to establish the form or terms of Debt Securities of any other series or tranche as permitted by the Indenture;

•	to provide for the authentication and delivery of bearer securities with or without coupons;

•	to evidence and provide for the acceptance of appointment by a separate or successor Trustee;

•	to provide for the procedures required for use of a non-certificated system of registration for the Debt Securities of all or any series or tranche;

•	to change any place where principal, premium, if any, and interest will be payable, Debt Securities may be surrendered for registration of transfer or exchange, and notices to us may be served;

•

to amend and restate the Indenture, as originally executed and as amended from time to time, with such additions, deletions and other changes that do not adversely affect the interests of the holders of Debt Securities in any material respect; or

•	to cure any ambiguity or inconsistency.

(Indenture, Section 1301.)

The holders of at least a majority in aggregate principal amount of the Debt Securities of all series and tranches then outstanding may waive compliance by us with some restrictive provisions of the Indenture. (Indenture, Section 706.) The holders of not less than a majority in principal amount of the outstanding Debt Securities may waive any past default under the Indenture, except a default in the payment of principal, premium, if any, or interest, if any, and certain covenants and provisions of the Indenture that cannot be modified or be amended without the consent of the holder of each outstanding Debt Security of any series or tranche affected. (Indenture, Section 913.)

If the Trust Indenture Act is amended after the date of the Indenture or the Deed of Trust, as applicable, in such a way as to require changes to the Indenture or the Deed of Trust, the Indenture or the Deed of Trust, as applicable, will be deemed to be amended so as to conform to that amendment to the Trust Indenture Act. Oncor and the Trustee may, without the consent of any holders, enter into one or more supplemental indentures to evidence the amendment. (Indenture, Section 1301; Deed of Trust, Section 7.1(f).)

The consent of the holders of a majority in aggregate principal amount of the Debt Securities of all series then outstanding, considered as one class, is required for all other modifications to the Indenture. However, if less than all of the series of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all series that are directly affected, considered as one class, will be required. If less than all of the tranches of Debt Securities outstanding are directly affected by a proposed supplemental indenture, then the consent only of the holders of a majority in aggregate principal amount of the outstanding Debt Securities of all tranches that are directly affected, considered as one class, will be required. No such amendment or modification may, without the consent of the holder of each outstanding Debt Security of each series or tranche so directly affected:

•

change the stated maturity of the principal of, or any installment of principal of or interest on, any Debt Security, or reduce the principal amount of any Debt Security or its rate of interest or change the method of calculating that interest rate or reduce any premium payable upon redemption, or change the currency in which payments are made, or impair the right to institute suit for the enforcement of any payment on or after the stated maturity of any Debt Security;

•

reduce the percentage in principal amount of the outstanding Debt Securities of any series or tranche the consent of the holders of which is required for any supplemental indenture or any waiver of compliance with a provision of the Indenture or any default thereunder and its consequences, or reduce the requirements for quorum or voting; or

•	modify some of the provisions of the Indenture relating to supplemental indentures, waivers of some covenants and waivers of past defaults with respect to the Debt Securities of any series or tranche.

(Indenture, Section 1302.)

A supplemental indenture that changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of the holders of, or which is to remain in effect only so long as there will be outstanding, Debt Securities of one or more particular series, or one or more tranches thereof, or modifies the rights of the holders of Debt Securities of such series or tranches with respect to such covenant or other provision, will be deemed not to affect the rights under the Indenture of the holders of Securities of any other series or tranche. (Indenture, Section 1302.)

The Indenture provides that Debt Securities owned by us or anyone else required to make payment on the Debt Securities or their respective affiliates will be disregarded and considered not to be outstanding in determining whether the required holders have given a request or consent. (Indenture, Section 101.)

We may fix in advance a record date to determine the holders entitled to give any request, demand, authorization, direction, notice, consent, waiver or other such act of the holders, but we will have no obligation to do so. If we fix a record date, that request, demand, authorization, direction, notice, consent, waiver or other such act of the holders may be given before or after that record date, but only the holders of record at the close of business on that record date will be considered holders for the purposes of determining whether holders of the required percentage of the outstanding notes have authorized or agreed or consented to the request, demand, authorization, direction, notice, consent, waiver or other such act of the holders. For that purpose, the outstanding notes will be computed as of the record date. Any request, demand, authorization, direction, notice, consent, election, waiver or other such act of a holder of any Debt Security will bind every future holder of that Debt Security and the holder of every Debt Security issued upon the registration of transfer of or in exchange for that Debt Security. A transferee will also be bound by acts of the Trustee or us in reliance thereon, whether or not notation of that action is made upon the Debt Security. (Indenture, Section 104.)

Resignation of a Trustee

The Trustee may resign at any time by giving written notice to us or may be removed at any time by act of the holders of a majority in principal amount of all series of Debt Securities then outstanding delivered to the Trustee and us. No resignation or removal of the Trustee and no appointment of a successor trustee will be effective until the acceptance of appointment by a successor trustee. So long as no event which is, or after notice or lapse of time, or both, would become, an event of default has occurred and is continuing and except with respect to a trustee appointed by act of the holders, if we have delivered to the Trustee a resolution of our board of directors appointing a successor trustee and such successor has accepted the appointment in accordance with the terms of the Indenture, the Trustee will be deemed to have resigned and the successor will be deemed to have been appointed as trustee in accordance with the Indenture. (Indenture, Section 1010.)

Notices

Notices to holders of the notes will be given by mail to the addresses of such holders as they may appear in the security register for the notes of that series, subject to the applicable procedures of DTC. (Indenture, Section 106.)

Title

Prior to due presentment of a note for registration of transfer, Oncor, the Trustee, and any agent of Oncor or the Trustee, may treat the person in whose name any note is registered as the absolute owner of that note, whether or not such note may be overdue, for the purpose of making payments and for all other purposes irrespective of notice to the contrary. (Indenture, Section 308.)

Governing Law

The Indenture and the notes provide that they will be governed by, and construed in accordance with, the laws of the State of New York, except to the extent that the Trust Indenture Act is applicable and except to the extent that the law of the State of Texas mandatorily governs. (Indenture, Section 112.)

Information About the Trustee

The Trustee under the Indenture is The Bank of New York Mellon Trust Company, N.A. The Bank of New York Mellon Trust Company, N.A acts, and may act, as trustee under various other indentures, trusts and guarantees of us and our affiliates. We and our affiliates maintain deposit accounts and credit and liquidity facilities and conduct other commercial and investment banking transactions with the Trustee and its affiliates in the ordinary course of their businesses.

Book-Entry

The certificates representing the exchange notes will be issued in fully registered form, without coupons. The exchange notes will be deposited with, or on behalf of, DTC, and registered in the name of Cede & Co., as DTC’s nominee in the form of one or more global certificates or will remain in the custody of the Trustee pursuant to a FAST Balance Certificate Agreement between DTC and the Trustee. Upon the issuance of the global certificates, DTC or its nominee will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such global certificates to the accounts of persons who have accounts with such depository. Ownership of beneficial interests in a global certificate will be limited to persons who have accounts with DTC (participants) or persons who hold interests through participants. Ownership of beneficial interests in a global certificate will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

Investors that exchange outstanding notes for exchange notes may also hold their interests directly through Clearstream Banking or Euroclear, if they are participants in such systems, or indirectly through organizations that are participants in such systems. Investors may also hold such interests through organizations other than Clearstream Banking or Euroclear that are participants in the DTC system. Clearstream Banking and Euroclear will hold interests in the global certificate representing exchange notes on behalf of their participants through DTC.

So long as DTC, or its nominee, is the registered owner or holder of a global certificate, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global certificate for all purposes under the Indenture and the exchange notes. No beneficial owner of an interest in a global certificate will be able to transfer the interest except in accordance with DTC’s applicable procedures, in addition to those provided for under the Indenture and, if applicable, those of Euroclear and Clearstream Banking.

Payments of the principal of and interest on a global certificate will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither Oncor, the Trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in a global certificate or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests. DTC or its nominee, upon receipt of any payment of principal or interest in respect of a global certificate, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such global certificate as shown on the records of DTC or its nominee. Oncor also expects that payments by participants to owners of beneficial interests in such global certificate held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a holder requires physical delivery of a certificated exchange note for any reason, including to sell exchange notes to persons in jurisdictions which require such delivery of such exchange notes or to pledge such exchange notes, such holder must transfer its interest in a global certificate in accordance with DTC’s applicable procedures and the procedures set forth in the Indenture and, if applicable, those of Euroclear and Clearstream Banking. Because DTC can act only on behalf of participants in DTC, which in turn act on behalf of indirect participants, the ability of a person having beneficial interests in a global certificate to pledge such interests to persons that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

DTC will take any action permitted to be taken by a holder of exchange notes (including the presentation of exchange notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in a global certificate is credited and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the exchange notes, DTC will exchange a global certificate for certificated exchange notes, which it will distribute to its participants.

DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (indirect participants). The rules applicable to DTC and its participants are on file with the SEC.

Although DTC, Euroclear and Clearstream Banking are expected to follow the foregoing procedures in order to facilitate transfers of interests in the exchange notes represented by global certificates among their respective participants, they are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither Oncor nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

If DTC is at any time unwilling or unable to continue as a depository for a global certificate and a successor depository is not appointed by us within 90 days, we will issue certificated exchange notes in exchange for a global certificate.

We will make all payments of principal and interest in immediately available funds.

Secondary trading in long-term bonds and notes of corporate issuers is generally settled in clearing-house or next-day funds. In contrast, beneficial interests in the exchange notes that are not certificated exchange notes will trade in DTC’s Same-Day Funds Settlement System until maturity. Therefore, the secondary market trading activity in such interests will settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the exchange notes.

The information in this subsection, “— Book-Entry,” concerning DTC and DTC’s book-entry system has been obtained from sources that Oncor believes to be reliable, but Oncor does not take any responsibility for the accuracy of this information.

SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following discussion summarizes certain material U.S. federal income tax consequences relating to the exchange of outstanding notes for exchange notes in the exchange offers. This summary is limited to holders of outstanding notes who hold the outstanding notes as “capital assets” (generally, property held for investment) within the meaning of section 1221 of the Code. This discussion does not address the issuance of any additional securities by us because no additional securities are contemplated by this prospectus. This discussion is based upon the Code and the U.S. Treasury regulations, rulings, administrative pronouncements and judicial decisions thereunder, all as of the date hereof and all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. We cannot assure you that the U.S. Internal Revenue Service (IRS) will not challenge one or more of the tax consequences described herein. We have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of the exchange of outstanding notes for exchange notes in the exchange offers.

This discussion does not address all U.S. federal income tax considerations that may be relevant to a particular holder in light of the holder’s circumstances or to certain categories of investors that may be subject to special treatment (such as, for example, banks and other financial institutions, regulated investment companies, real estate investment trusts, insurance companies, tax-exempt organizations, dealers in securities, brokers, traders in securities that elect to mark-to-market their securities, persons who hold the notes through partnerships or other pass-through entities, controlled foreign corporations, passive foreign investment companies, persons subject to special tax accounting rules under section 451(b) of the Code, persons that acquired the notes in connection with employment or other performance of services, persons who have ceased to be U.S. citizens or to be taxed as resident aliens, U.S. holders whose “functional currency” for U.S. tax purposes is not the U.S. dollar or persons who hold the notes as part of a hedge, conversion, constructive sale, straddle or other integrated transaction. In addition, this discussion does not address any U.S. federal gift tax, estate tax or alternative minimum tax consequences or any state, local, foreign or other tax consequences or any applicable tax treaties.

If a partnership (including an entity taxable as a partnership for U.S. federal income tax purposes) holds the outstanding notes or the exchange notes, as the case may be, the tax treatment of the partnership and a partner in such partnership generally will depend upon the status of the partner and upon the activities of the partnership. A beneficial owner of outstanding notes or exchange notes that is a partnership for U.S. federal income tax purposes and partners in such a partnership are not included in the discussion below. If you are a partnership holding outstanding notes or exchange notes, as the case may be, or a partner in such a partnership, you should consult your own tax advisor regarding the tax consequences associated with an investment in the outstanding notes or the exchange notes.

The exchange of outstanding notes for exchange notes in the exchange offers will not constitute a taxable exchange or other taxable event for U.S. federal income tax purposes because the exchange notes will not be considered to differ materially in kind or extent from the outstanding notes. Consequently, you will not recognize gain or loss upon receipt of an exchange note, your holding period for the exchange note should include your holding period for the outstanding note exchanged therefor and your adjusted tax basis in the exchange note should be the same as your adjusted tax basis in the outstanding note immediately before the exchange.

This discussion is for general purposes only. Each holder of outstanding notes is urged to consult such holder’s own tax advisor regarding the potential U.S. federal income tax consequences of the exchange of the outstanding notes for the exchange notes in the exchange offers including the extent to which such holder’s particular circumstances may affect the general results outlined herein, as well as the consequences of the tax laws of any state, local or foreign jurisdiction or under any applicable tax treaties. This registration statement is not intended or written to be used, and it cannot be used, by holders of outstanding notes or exchange notes for purposes of avoiding any penalties that may be imposed under the Code.

SUMMARY OF MATERIAL ERISA CONSIDERATIONS

The following is a summary of material considerations associated with the exchange of outstanding notes for exchange notes by employee benefit plans that are subject to the Employee Retirement Income Security Act of 1974, as amended (ERISA), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code; or plans that are subject to provisions under any other federal, state, local, non-U.S. or other laws, rules or regulations that are similar to such provisions of ERISA or the Code (collectively, Similar Laws); and entities whose underlying assets are considered to include “plan assets” of such employee benefit plans, plans, accounts or arrangements (each, a Plan).

General Fiduciary Matters

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA and prohibit certain transactions involving the assets of a Plan subject to Title I of ERISA or Section 4975 of the Code (an ERISA Plan) and its fiduciaries or other interested parties.

In considering an exchange of outstanding notes that are assets of any Plan for exchange notes, a fiduciary or trustee should determine whether the exchange and the investment in exchange notes is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code or any Similar Laws relating to a person’s duties to the Plan including, without limitation, the prudence, diversification, delegation of control and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a nonexempt prohibited transaction may be subject to excise taxes under the Code and other penalties and liabilities under ERISA. In addition, the fiduciary of the ERISA Plan that engages in such a nonexempt prohibited transaction may be subject to penalties and liabilities under ERISA and/or the Code. The exchange of outstanding notes for exchange notes and the acquisition and/or holding of exchange notes by an ERISA Plan with respect to which we are considered a party in interest or disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the exchange is made and the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. Included among the exemptions that may apply to the exchange and to the acquisition and holding of the exchange notes are the U.S. Department of Labor prohibited transaction class exemption (PTCE) 84-14, respecting transactions determined by independent qualified professional asset managers, PTCE 90-1, respecting transactions involving insurance company pooled separate accounts, PTCE 91-38, respecting transactions involving bank collective investment funds, PTCE 95-60, respecting transactions involving life insurance company general accounts and PTCE 96-23, respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide limited relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between an ERISA Plan and a person that is a party in interest or disqualified person solely by reason of providing services to the ERISA Plan, or a relationship to such a service provider, provided that neither the party in interest/disqualified person nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more than (or, if applicable, receives no less than) adequate consideration in connection with the transaction. There can be no assurance that all of the conditions of any such exemption will be satisfied.

Because of the foregoing, the exchange notes should not be acquired or held by any person investing “plan assets” of any Plan, unless such acquisition and holding (and the exchange of outstanding notes for exchange notes) will not constitute a non-exempt prohibited transaction under ERISA or the Code or a violation of any applicable Similar Laws.

Representation

By acceptance of an exchange note, each acquirer and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such acquirer or transferee to acquire and hold the exchange notes or any interest therein constitutes assets of any Plan or (ii) the acquisition and holding of the exchange notes or any interest therein (and the exchange of outstanding notes for exchange notes) by such acquirer or transferee will not constitute a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a violation of any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering exchanging outstanding notes for exchange notes (and holding the exchange notes) on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code or any Similar Laws to such transactions and whether an exemption from any restrictions thereunder would be applicable to the exchange of outstanding notes for exchange notes and the acquisition and holding of the exchange notes.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. We have agreed to keep effective the registration statement of which this prospectus is a part until the earlier of 90 days after the completion of the exchange offers or such time as broker-dealers no longer own any notes. In addition, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act, and any profit of any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Subject to certain limitations set forth in the applicable registration rights agreement, we have agreed to pay all expenses incident to our performance of or compliance with our obligations under the applicable registration rights agreement with respect to the exchange offers (including the reasonable expenses of one counsel for the holders of the outstanding notes) other than commissions or concessions of any broker-dealers and will indemnify you (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity and enforceability of the exchange notes will be passed upon for us by Baker & McKenzie LLP, Dallas, Texas.

EXPERTS

The consolidated financial statements of Oncor Electric Delivery Company LLC as of December 31, 2018 and 2017 and for each of the three years in the period ended December 31, 2018, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report, appearing herein. Such consolidated financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

AVAILABLE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the exchange notes, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete.

We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we have or will file with the SEC at the SEC’s public website (www.sec.gov). This information is also available free of charge on our website (http://www.oncor.com) as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. Information on our website or available by hyperlink from our website does not constitute part of this prospectus.

You should rely only upon the information provided in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date of this prospectus.

SEC POSITION ON INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

GLOSSARY

When the following terms and abbreviations appear in the text of this prospectus, they have the meanings indicated below:

2018 Form 10-K	Oncor’s Annual Report on Form 10-K for the year ended December 31, 2018

AMS	advanced metering system

Annual Financial Statements	Refers to our consolidated financial statements include in this prospectus beginning on page F-2

Bondco	Refers to Oncor Electric Delivery Transition Bond Company LLC, a former wholly owned consolidated bankruptcy-remote financing subsidiary of Oncor that had issued securitization (transition) bonds to recover certain regulatory assets and other costs. Bondco was dissolved effective December 29, 2016

Code	The Internal Revenue Code of 1986, as amended

Contributed EFH Debtors	Certain EFH Debtors that became subsidiaries of Vistra and emerged from Chapter 11 at the time of the Vistra Spin-Off

CP Notes	Unsecured commercial paper notes issued under our CP Program

CP Program	Commercial paper program

Credit Facility	Revolving Credit Agreement, dated as of November 17, 2017, among Oncor, as borrower, the lenders from time to time party thereto, JP Morgan, Chase Bank, N.A., as administrative agent and swingline lender, and the fronting banks for letters of credit

DCRF	distribution cost recovery factor

Debtors	EFH Corp. and the majority of its direct and indirect subsidiaries that were debtors in the EFH Bankruptcy Proceedings, but excluding the Oncor Ring-Fenced Entities. Prior to the Vistra Spin-Off, also included the TCEH Debtors

Deed of Trust	Deed of Trust, Security Agreement and Fixture Filing, dated as of May 15, 2008, made by Oncor to and for the benefit of The Bank of New York Mellon Trust Company, N.A. (as successor to The Bank of New York Mellon, formerly The Bank of New York), as collateral agent, as amended

EECRF	energy efficiency cost recovery factor

EFCH	Refers to Energy Future Competitive Holdings Company LLC, a former direct, wholly owned subsidiary of EFH Corp. that was dissolved in connection with the Vistra Spin-Off and was, prior to the Vistra Spin-Off, the parent of TCEH, and/or its subsidiaries, depending on context

EFH Bankruptcy Proceedings	Refers to voluntary petitions for relief under Chapter 11 of the U.S. Bankruptcy Code filed in U.S. Bankruptcy Court for the District of Delaware on April 29, 2014 by EFH Corp. and the substantial majority of its direct and indirect subsidiaries. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings

EFH Corp.	Refers to Energy Future Holdings Corp., a holding company, and/or its subsidiaries, depending on context. Renamed Sempra Texas Holdings Corp. upon emergence from the EFH Bankruptcy Proceedings and closing of the Sempra Acquisition. Its major subsidiaries include Oncor and, prior to the closing of the Vistra Spin-Off, TCEH

EFH Debtors	EFH Corp. and its subsidiaries that are Debtors in the EFH Bankruptcy Proceedings, excluding the TCEH Debtors

EFIH	Refers to Energy Future Intermediate Holding Company LLC, a direct, wholly owned subsidiary of EFH Corp. and the direct parent of Oncor Holdings. Renamed Sempra Texas Intermediate Holding Company LLC upon emergence from the EFH Bankruptcy Proceedings and closing of the Sempra Acquisition

EPA	U.S. Environmental Protection Agency

ERCOT	Electric Reliability Council of Texas, Inc., the independent system operator and the regional coordinator of various electricity systems within Texas

ERISA	Employee Retirement Income Security Act of 1974, as amended

FERC	U.S. Federal Energy Regulatory Commission

Fitch	Fitch Ratings, Ltd. (a credit rating agency)

GAAP	generally accepted accounting principles of the U.S.

InfraREIT	InfraREIT, Inc.

InfraREIT Acquisition	Refers to the transactions contemplated by the InfraREIT Merger Agreement, pursuant to which Oncor acquired all of the equity interests of InfraREIT and InfraREIT Partners. The transactions closed on May 16, 2019

InfraREIT Merger Agreement	Refers to the Agreement and Plan of Merger, dated as of October 18, 2018, among Oncor, 1912 Merger Sub LLC (a wholly owned subsidiary of Oncor), Oncor T&D Partners, LP (a wholly-owned indirect subsidiary of Oncor), InfraREIT and InfraREIT Partners

InfraREIT Partners	InfraREIT Partners, LP, a subsidiary of InfraREIT

Interim Financial Statements	Refers to our consolidated financial statements included in this prospectus beginning on page F-2 and ending on page F-22

Investment LLC	Refers to Oncor Management Investment LLC, a limited liability company and former minority membership interest owner (approximately 0.22%) of Oncor, whose managing member is Oncor and whose Class B equity interests were owned by certain current or former members of the management team and independent directors of Oncor

kV	kilovolts

kWh	kilowatt-hours

LIBOR	London Interbank Offered Rate, an interest rate at which banks can borrow funds, in marketable size, from other banks in the London interbank market

Limited Liability Company Agreement	The Third Amended and Restated Limited Liability Company Agreement of Oncor, dated as of March 9, 2018, by and among Oncor Holdings, Texas Transmission and Investment LLC, as amended

Luminant	Refers to subsidiaries of Vistra (which, prior to the Vistra Spin-Off were subsidiaries of TCEH) engaged in competitive market activities consisting of electricity generation and wholesale energy sales and purchases as well as commodity risk management and trading activities, all largely in Texas

Moody’s	Moody’s Investors Service, Inc. (a credit rating agency)

MW	megawatts

NERC	North American Electric Reliability Corporation

Note Purchase Agreements	Refers to (i) the May 3, 2019 Note Purchase Agreement pursuant to which Oncor issued its 6.47% Senior Notes, Series A, due September 30, 2030, 7.25% Senior Notes, Series B, due December 30, 2029, and 8.50% Senior Notes, Series C, due December 30, 2020 and (ii) the May 6, 2019 Note Purchase Agreement pursuant to which Oncor issued its 3.86% Senior Notes, Series A, due December 3, 2025 and 3.86% Senior Notes, Series B, due January 14, 2026

NTU	Oncor Electric Delivery Company NTU LLC (formerly SDTS until the closing of the InfraREIT Acquisition), a wholly owned indirect subsidiary of Oncor

Oncor	Refers to Oncor Electric Delivery Company LLC, a direct, majority owned subsidiary of Oncor Holdings, and/or its former wholly-owned consolidated bankruptcy-remote financing subsidiary, Bondco, depending on context

Oncor Holdings	Refers to Oncor Electric Delivery Holdings Company LLC, a direct, wholly owned subsidiary of STIH and the direct majority owner (80.25% equity interest) of Oncor and its subsidiaries

Oncor OPEB Plans	Refers to plans sponsored by Oncor that offer certain postretirement health care and life insurance benefits to eligible current and former Oncor employees, certain eligible current and former EFH Corp. and Vistra employees, and their eligible dependents

Oncor Retirement Plan	Refers to a defined benefit pension plan sponsored by Oncor

Oncor Ring-Fenced Entities	Refers to Oncor Holdings and its direct and indirect subsidiaries, including Oncor

OPEB	other postretirement employee benefits

PUCT	Public Utility Commission of Texas

PURA	Texas Public Utility Regulatory Act

REP	retail electric provider

S&P	Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (a credit rating agency)

SARs	Stock Appreciation Rights

SARs Plan	Refers to the Oncor Stock Appreciation Rights Plan.

SDTS	Sharyland Distribution & Transmission Services, L.L.C., an indirect subsidiary of InfraREIT, which was renamed Oncor Electric Delivery Company NTU LLC in connection with the InfraREIT Acquisition

SDTS-SU Asset Exchange	Refers to the transactions contemplated by the Agreement and Plan of Merger, dated as of October 18, 2018, by and among SU, SDTS and Oncor pursuant to which SU and SDTS exchanged certain assets as a condition to the closing of the transactions contemplated by the InfraREIT Merger Agreement. The transactions closed on May 16, 2016

SEC	U.S. Securities and Exchange Commission

Securities Act	The Securities Act of 1933, as amended

Sempra	Sempra Energy

Sempra Acquisition	Refers to the transactions contemplated by the plan of reorganization confirmed in the EFH Bankruptcy Proceedings and that certain Agreement and Plan of Merger, dated as of August 21, 2017, by and between EFH Corp., EFIH, Sempra and one of Sempra’s wholly owned subsidiaries, pursuant to which Sempra indirectly acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. The transactions closed March 9, 2018

Sempra Order	Refers to the final order issued by the PUCT in PUCT Docket No. 47675

Sharyland	Refers to Sharyland Utilities, L.L.C. (formerly SU), a subsidiary of Sharyland Holdings

Sharyland Agreement	Refers to that certain Agreement and Plan of Merger, dated as of July 21, 2017, by and among the Sharyland Entities, Oncor, and Oncor AssetCo LLC, a wholly owned subsidiary of Oncor

Sharyland Asset Exchange	Refers to the asset swap consummated on November 9, 2017 pursuant to which Oncor received substantially all of the distribution assets and certain transmission SDTS and SU in exchange for certain of Oncor’s transmission assets and cash. The asset swap was completed pursuant to PUCT Docket No. 47469 and that certain Agreement and Plan of Merger, dated as of July 21, 2017, by and among SDTS, SU, SU AssetCo, L.L.C., a wholly owned subsidiary of SU, and SDTS AssetCo, L.L.C., a wholly-owned subsidiary of SDTS, and Oncor

Sharyland Entities	Refers to SDTS, SU, SU AssetCo, L.L.C., a wholly-owned subsidiary of SU, and SDTS AssetCo, L.L.C., a wholly-owned subsidiary of SDTS, each of which was a party to the Sharyland Agreement

Sempra-Sharyland Transaction	Refers to Sempra’s May 16, 2019 acquisition of an indirect 50-percent interest in Sharyland Holdings

Sharyland Holdings	Refers to Sharyland Utilities, L.L.C. (formerly SU), a subsidiary of Sharyland Holdings

Sponsor Group	Refers collectively to certain investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., TPG Global, LLC and GS Capital Partners, an affiliate of Goldman, Sachs & Co., that controlled Texas Holdings

STH	Refers to Sempra Texas Holdings Corp., a Texas corporation (formerly EFH Corp. prior to the closing of the Sempra Acquisition), which is wholly owned by Sempra and the direct parent of STIH

STIH	Refers to Sempra Texas Intermediate Holding Company LLC, a Delaware limited liability company (formerly EFIH prior to the closing of the Sempra Acquisition) and the sole member of Oncor Holdings following the Sempra Acquisition

SU	Refers to Sharyland Utilities, L.P., which was converted into Sharyland on May 16, 2019

Supplemental Retirement Plan	Refers to the Oncor Supplemental Retirement Plan

TCEH	Refers to Texas Competitive Electric Holdings Company LLC, a direct, wholly-owned subsidiary of EFCH and, prior to the Vistra Spin-Off, the parent company of the TCEH Debtors (other than the Contributed EFH Debtors), depending on the context, that were engaged in electricity generation and wholesale and retail energy market activities, and whose major subsidiaries included Luminant and TXU Energy. Subsequent to the Vistra Spin-Off, Vistra continued substantially the same operations as TCEH

TCEH Debtors	Refers to the subsidiaries of TCEH that were Debtors in the EFH Bankruptcy Proceedings (including Luminant and TXU Energy) and the Contributed EFH Debtors

TCEQ	Texas Commission on Environmental Quality

TCJA	“Tax Cuts and Jobs Act,” enacted on December 22, 2017

TCOS	transmission cost of service

TCRF	transmission cost recovery factor

Texas Holdings	Refers to Texas Energy Future Holdings Limited Partnership, a limited partnership controlled by the Sponsor Group that owned substantially all of the common stock of EFH Corp. prior to the closing of the Sempra Acquisition

Texas Holdings Group	Refers to Texas Holdings and its direct and indirect subsidiaries other than the Oncor Ring-Fenced Entities

Texas margin tax	A privilege tax imposed on taxable entities chartered/organized or doing business in the State of Texas that, for accounting purposes, is reported as an income tax

Texas RE	Refers to Texas Reliability Entity, Inc., an independent organization that develops reliability standards for the ERCOT region and monitors and enforces compliance with North American Electric Reliability Corporation standards and ERCOT protocols

Texas Transmission	Refers to Texas Transmission Investment LLC, a limited liability company that owns a 19.75% equity interest in Oncor. Texas Transmission is an entity indirectly owned by a private investment group led by OMERS Administration Corporation, acting through its infrastructure investment entity, OMERS Infrastructure Management Inc., and Cheyne Walk Investment Pte Ltd. Texas Transmission is not affiliated with Sempra, EFH Corp., any of their respective subsidiaries or any member of the Sponsor Group

TXU Energy	Refers to TXU Energy Retail Company LLC, a direct, wholly owned subsidiary of Vistra (and, prior to the Vistra Spin-Off, a direct subsidiary of TCEH) engaged in the retail sale of electricity to residential and business customers. TXU Energy is a REP in competitive areas of ERCOT

U.S.	United States of America

Vistra	Refers to Vistra Energy Corp. (formerly TCEH Corp.), and/or its subsidiaries, depending on context. On October 3, 2016, the TCEH Debtors emerged from bankruptcy and became subsidiaries of TCEH Corp. Subsequent to the Vistra Spin-Off, Vistra continued substantially the same operations as TCEH

Vistra Retirement Plan	Refers to a defined benefit pension plan sponsored by an affiliate of Vistra in which Oncor participates (formerly EFH Retirement Plan)

Vistra Spin-Off	Refers to the completion of the TCEH Debtors’ reorganization under the Bankruptcy Code and emergence from the EFH Bankruptcy Proceedings effective October 3, 2016. Following the Vistra Spin-Off, the TCEH Debtors ceased to be affiliates of Oncor

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

ONCOR ELECTRIC DELIVERY COMPANY LLC

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(millions of dollars)
Operating revenues (Note 3)	$1,041	$1,021	$2,057	$2,011

Operating expenses:
Wholesale transmission service	254	238	514	483
Operation and maintenance	204	203	425	422
Depreciation and amortization	178	168	350	334
Provision in lieu of income taxes (Note 9)	31	47	56	80
Taxes other than amounts related to income taxes	121	121	243	246

Total operating expenses	788	777	1,588	1,565

Operating income	253	244	469	446
Other deductions and (income) - net (Note 10)	25	18	42	50
Nonoperating benefit in lieu of income taxes	(4)	(4)	(7)	(11)
Interest expense and related charges (Note 10)	93	87	179	175

Net income	$139	$143	$255	$232

See Notes to Financial Statements.

CONDENSED STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
	(millions of dollars)
Net income	$139	$143	$255	$232

Other comprehensive income (loss):
Net effects of cash flow hedges (net of tax) (Note 1)	—	—	(3)	—
Defined benefit pension plans (net of tax)	3	1	3	2

Total other comprehensive income (loss)	3	1	—	2

Comprehensive income	$142	$144	$255	$234

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENTS OF CONSOLIDATED CASH FLOWS

(Unaudited)

	Six Months Ended June 30,
	2019	2018
	(millions of dollars)
Cash flows — operating activities:
Net income	$255	$232
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization, including regulatory amortization	391	393
Provision in lieu of deferred income taxes	13	26
Other – net	(3)	(1)
Changes in operating assets and liabilities:
Regulatory accounts related to reconcilable tariffs (Note 2)	(108)	45
Other operating assets and liabilities	(193)	(145)

Cash provided by operating activities	355	550

Cash flows — financing activities:
Issuances of long-term debt (Note 5)	1,300	—
Repayment of long-term debt (Note 5)	(738)	(144)
Proceeds of business acquisition bridge loan (Note 4)	600	—
Repayment of business acquisition bridge loan (Note 4)	(600)	—
Payment of acquired entity credit facilities (Note 4)	(114)	—
Change in short-term borrowings (Note 4)	260	346
Capital contributions from members (Note 7)	1,470	144
Distributions to members (Note 7)	(142)	—
Debt discount, premium, financing and reacquisition costs – net	(29)	—

Cash provided by financing activities	2,007	346

Cash flows — investing activities:
Capital expenditures	(1,047)	(926)
Business acquisition (Note 11)	(1,328)	—
Other – net	17	10

Cash used in investing activities	(2,358)	(916)

Net change in cash and cash equivalents	4	(20)
Cash and cash equivalents — beginning balance	3	21

Cash and cash equivalents — ending balance	$7	$1

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

	At June 30,	At December 31,
	2019	2018
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$7	$3
Trade accounts receivable – net (Note 10)	652	559
Amounts receivable from members related to income taxes (Note 9)	3	—
Materials and supplies inventories — at average cost	136	116
Prepayments and other current assets	100	94

Total current assets	898	772
Investments and other property (Note 10)	122	120
Property, plant and equipment – net (Note 10)	18,631	16,090
Goodwill (Note 1)	4,751	4,064
Regulatory assets (Note 2)	1,775	1,691
Operating lease ROU and other assets (Note 6)	106	15

Total assets	$26,283	$22,752

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 4)	$1,073	$813
Long-term debt due currently (Note 5)	361	600
Trade accounts payable	370	300
Amounts payable to members related to income taxes (Note 9)	13	26
Accrued taxes other than amounts related to income	131	199
Accrued interest	78	68
Operating lease and other current liabilities (Note 6)	225	209

Total current liabilities	2,251	2,215
Long-term debt, less amounts due currently (Note 5)	7,470	5,835
Liability in lieu of deferred income taxes (Note 9)	1,747	1,602
Regulatory liabilities (Note 2)	2,756	2,697
Employee benefit, operating lease and other obligations (Notes 6, 8 and 10)	2,013	1,943

Total liabilities	16,237	14,292

Commitments and contingencies (Note 6)
Membership interests (Note 7):
Capital account — number of units outstanding 2019 and 2018 – 635,000,000	10,210	8,624
Accumulated other comprehensive loss	(164)	(164)

Total membership interests	10,046	8,460

Total liabilities and membership interests	$26,283	$22,752

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1.    BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor and/or its subsidiaries. See “Glossary” for definition of terms and abbreviations.

We are a regulated electricity transmission and distribution company primarily engaged in providing delivery services to REPs that sell power in the north-central, eastern, western and panhandle regions of Texas. We are a direct, majority-owned subsidiary of Oncor Holdings, which is indirectly wholly owned by Sempra. Oncor Holdings owns 80.25% of our membership interests and Texas Transmission owns 19.75% of our membership interests. We are managed as an integrated business; consequently, there are no separate reportable business segments.

Our consolidated financial statements include the results of our wholly-owned indirect subsidiary NTU, which is a regulated utility that provides electricity transmission delivery service in the north-central, western and panhandle regions of Texas. We acquired NTU as part of the InfraREIT Acquisition that closed on May 16, 2019.

Various “ring-fencing” measures have been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities, Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), and any other entities with a direct or indirect ownership interest in Oncor or Oncor Holdings. These measures serve to mitigate the Oncor Ring-Fenced Entities’ credit exposure to Sempra and its affiliates and any other direct or indirect owners of Oncor and Oncor Holdings, and to reduce the risk that the assets and liabilities of Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any Sempra entity or any other direct or indirect owners of Oncor and Oncor Holdings in connection with a bankruptcy of any such entities. Such measures include, among other things: the 19.75% equity interest held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; and our board of directors being comprised of a majority of directors who meet certain independent/disinterested director standards. As a result, none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owner of Oncor or Oncor Holdings. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any other direct or indirect owner of Oncor or Oncor Holdings. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any other direct or indirect owner of Oncor or Oncor Holdings, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any other direct or indirect owner of Oncor or Oncor Holdings.

Basis of Presentation

These unaudited condensed consolidated financial statements should be read in conjunction with the audited financial statements and related notes included in the 2018 Form 10-K. In the opinion of Oncor management, all adjustments (consisting of normal recurring accruals) necessary for a fair presentation of the results of operations and financial position have been made. We have evaluated all subsequent events through the date the financial statements were issued. All appropriate intercompany items and transactions have been eliminated in consolidation. The results of operations for an interim period may not give a true indication of results for a full year due to seasonality (see Note 13 to Financial Statements in our 2018 Form 10-K for additional information regarding quarterly results of operations). Our consolidated financial statements have been prepared in accordance with GAAP governing rate-regulated operations. All dollar amounts in the financial statements and tables in the notes are stated in millions of U.S. dollars unless otherwise indicated.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current period.

Goodwill

We discuss goodwill in Note 1 to Financial Statements in our 2018 Form 10-K. The increase in goodwill from $4,064 million at December 31, 2018 to $4,751 million at June 30, 2019 is due to the InfraREIT Acquisition. See Note 11 for more information on the InfraREIT Acquisition.

Changes in Accounting Standards

Topic 842, “Leases” – In February 2016, the FASB issued ASU 2016-02 which created FASB Topic 842, Leases (Topic 842). Topic 842 amends previous GAAP to require the balance sheet recognition of substantially all lease assets and liabilities, including operating leases. Operating lease liabilities are not classified as debt for GAAP purposes under Topic 842 and are not treated as debt for our regulatory purposes. All of Oncor’s existing leases meet the definition of an operating lease. Under the new rules, the recognition of any finance leases (previously known as capital leases) on the balance sheet are classified as debt for both GAAP and regulatory capital structure purposes (see Note 7 for details) similar to the previous capital lease treatment.

We adopted Topic 842 on January 1, 2019, using the optional transition method to apply the new guidance prospectively and not restate comparative periods. We elected the package of practical expedients that permits us to not reassess (a) whether a contract is or contains a lease, (b) lease classification or (c) determination of initial direct costs, which allows us to carry forward accounting conclusions under previous GAAP on contracts that commenced prior to adoption of the lease standard. We also elected the land easement practical expedient, which allows us to continue to account for pre-existing land easements under our accounting policy that existed before adoption of the lease standard. We did not elect the practical expedient to use hindsight in making judgments when determining the lease term.

The adoption of Topic 842 affects our balance sheet, as our contracts for office space, service centers and fleet vehicles are operating leases. The following table shows the increases on our balance sheet at January 1, 2019 from the initial adoption of Topic 842.

At January 1, 2019
Operating Leases:
ROU assets:
Operating lease ROU and other assets	$82

Lease liabilities:
Other current liabilities	$26
Employee benefit, operating lease and other obligations	56

Total operating lease liabilities	$82

Topic 220, “Income Statement—Reporting Comprehensive Income” amended by ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” – In February 2018, the FASB issued ASU 2018-02, an amendment to Topic 220. Under ASU 2018-02, an entity is required to provide certain disclosures regarding stranded tax effects, including its accounting policy related to releasing the income tax effects from accumulated other comprehensive income (AOCI). We elected to reclassify stranded tax effects resulting from the TCJA from AOCI to capital accounts. Our stranded tax effects in AOCI, which are related to previous interest rate cash flow hedges, were $4 million and increased our capital account upon reclassification. We adopted the standard on a prospective basis January 1, 2019.

2.    REGULATORY MATTERS

Regulatory Assets and Liabilities

Recognition of regulatory assets and liabilities and the periods over which they are to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of our regulatory assets and liabilities and their remaining recovery periods as of June 30, 2019 are provided in the table below. Amounts not currently earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period At June 30, 2019	At June 30, 2019	At December 31, 2018
Regulatory assets:
Employee retirement liability (a)(b)(c)	To be determined	$631	$648
Employee retirement costs being amortized	8 years	279	297
Employee retirement costs incurred since the last rate review period (b)	To be determined	76	73
Self-insurance reserve (primarily storm recovery costs) being amortized	8 years	330	351
Self-insurance reserve incurred since the last rate review period (primarily storm related) (b)	To be determined	152	59
Securities reacquisition costs	Lives of related debt	32	10
Deferred conventional meter and metering facilities depreciation	1 year	26	36
Under-recovered AMS costs	8 years	174	185
Energy efficiency performance bonus (a)	1 year or less	3	7
Under-recovered wholesale transmission service expense (a)	1 year or less	32	—
Other regulatory assets	Various	40	25

Total regulatory assets		1,775	1,691

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	1,134	1,023
Excess deferred taxes	Primarily over lives of related assets	1,608	1,571
Over-recovered wholesale transmission service expense (a)	1 year or less	—	89
Other regulatory liabilities	Various	14	14

Total regulatory liabilities		2,756	2,697

Net regulatory assets (liabilities)		$(981)	$(1,006)

(a)	Not earning a return in the regulatory rate-setting process.
(b)	Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.
(c)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

InfraREIT Acquisition Approval (PUCT Docket No. 48929)

On May 9, 2019, the PUCT issued a final order in Docket No. 48929 approving the transactions contemplated by the InfraREIT Acquisition, including the SDTS-SU Asset Exchange, and the Sempra-Sharyland Transaction. For more information on these transactions, see Note 11.

Regulatory Status of the TCJA

The excess deferred tax related balances above are primarily the result of the TCJA corporate federal income tax rate reduction from 35% to 21%. These regulatory liabilities reflect our obligation, as required by PUCT order in Docket No. 46957, to refund to utility customers any excess deferred tax related balances created by the reduction in the corporate federal income tax rate through reductions in our tariffs.

Docket No. 48325

In 2018, we made filings to incorporate the impacts of the TCJA into our tariffs, including the reduction in the corporate income tax rate from 35% to 21% and amortization of excess deferred federal income taxes. In the filings, we proposed a total net decrease in the revenue requirement used to set transmission and distribution rates of approximately $181 million annually as compared to the revenue requirement approved in Oncor’s most recent rate review, PUCT Docket No. 46957. In September 2018, we reached an unopposed stipulation regarding an overall settlement of the TCJA impacts. The settlement included, on an annual basis, $144 million related to the reduction of income tax expense currently in rates and $75 million related to amortization of excess deferred federal income taxes.

The settlement rates were implemented on an interim basis during 2018 and were approved by the PUCT on April 4, 2019. These rates include the refund of the unprotected portion of excess deferred federal income taxes over a ten-year period and the protected portion over the lives of the related assets.

Docket No. 49160

During 2018, interim TCOS rates included refunds of excess deferred federal income taxes that were lower than the amount approved by the PUCT. We proposed refunding the related $9 million regulatory liability balance at March 31, 2019 over a one-month period as part of our Docket No. 49160 interim TCOS update filed in January 2019. This TCOS filing was approved by the PUCT on April 26, 2019 and a total refund of $9 million was made in April and May of 2019.

DCRF (PUCT Docket No. 49427)

On April 8, 2019, we filed with the PUCT, as well as with cities with original jurisdiction over our rates, an application for approval of an updated DCRF. The DCRF allows us to recover, primarily through our tariff for retail delivery service, certain costs related to our distribution investments. In our DCRF application, we requested a $29 million increase in annual distribution revenues related to 2018 distribution investments. On May 30, 2019, a stipulated settlement agreement among the parties to the proceeding was reached that included a $25 million increase in annual distribution revenues, and, on June 10, 2019, interim rates based on the stipulated settlement agreement were authorized to begin on September 1, 2019. The stipulated settlement agreement and interim rates are pending final PUCT approval.

AMS Final Reconciliation (PUCT Docket No. 49721)

On July 9, 2019, we filed a request with the PUCT for a final reconciliation of our AMS costs. Effective with the implementation of rates pursuant to the Docket No. 46957 rate review, we ceased recovering AMS charges through a surcharge on November 26, 2017, and AMS costs are now being recovered through base rates. We made the following requests in our AMS reconciliation filing:

•	a reconciliation of all costs incurred with the $87 million of revenues collected during the final period of the AMS surcharge from January 1, 2017 to November 26, 2017,

•

a final PUCT determination of the net operating cost savings of $16 million from the final period of our AMS deployment that were used to reduce the amount of costs that were ultimately recovered through our AMS surcharge,

•	authorization to add the under-recovery of the 2017 AMS costs from this reconciliation proceeding of $6 million to the existing AMS regulatory asset currently being recovered through base rates, and

•

authorization to establish a regulatory asset to capture the costs associated with this reconciliation proceeding (if approved, Oncor would seek recovery of that regulatory asset in a future Oncor rate case).

We cannot predict the outcome of the proceeding at this time.

3.    REVENUES

General

Our revenue is billed monthly under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. As the volumes delivered can be directly measured, our revenues are recognized when the underlying service has been provided in an amount prescribed by the related tariff. We recognize revenue in the amount that we have the right to invoice. Substantially all of our revenues are from contracts with customers except for alternative revenue program revenues discussed below.

Reconcilable Tariffs

The PUCT has designated certain tariffs (primarily TCRF and EECRF) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

Alternative Revenue Program

The PUCT has implemented an incentive program allowing us to earn performance bonuses by exceeding PUCT energy efficiency program targets. This incentive program and the related performance bonus revenues are considered an “alternative revenue program” under GAAP. Annual performance bonuses are recognized as revenue when approved by the PUCT, typically in the third or fourth quarter each year.

Disaggregation of Revenues

The following table reflects electric delivery revenues disaggregated by tariff for the three and six months ended June 30, 2019 and 2018:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Operating revenues
Revenues contributing to earnings:
Distribution base revenues	$497	$529	$996	$1,036

Transmission base revenues (TCOS revenues):
Billed to third-party wholesale customers	168	141	312	266
Billed to REPs serving Oncor distribution customers, through TCRF	93	79	177	157

Total transmission base revenues	261	220	489	423

Other miscellaneous revenues	19	16	35	31

Total revenues contributing to earnings	777	765	1,520	1,490

Revenues collected for pass-through expenses:
TCRF - third-party wholesale transmission service	254	238	514	483
EECRF and other regulatory charges	10	18	23	38

Revenues collected for pass-through expenses	264	256	537	521

Total operating revenues	$1,041	$1,021	$2,057	$2,011

Customers

Our distribution customers consist of approximately 90 REPs and certain electric cooperatives in our certificated service area. The consumers of the electricity we deliver are free to choose their electricity supplier from REPs who compete for their business. Our transmission base revenues are collected from load serving entities benefiting from our transmission system. Our transmission customers consist of municipalities, electric cooperatives and other distribution companies. REP subsidiaries of our two largest counterparties represented 18% and 15% of our total operating revenues for the three months ended June 30, 2019, and 21% and 15% of our total operating revenues for the six months ended June 30, 2019. No other customer represented more than 10% of our total operating revenues.

Variability

Our revenues and cash flows are subject to seasonality, timing of customer billings, weather conditions and other electricity usage drivers, with revenues being highest in the summer. Payment is due 35 days after invoicing. Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by nonaffiliated REPs are recoverable as a regulatory asset.

Pass-through Expenses

Expenses which are allowed to be passed-through to customers (primarily, third party wholesale transmission service and energy efficiency program costs) are generally recognized as revenue at the time the costs are incurred. Franchise taxes are assessed by local governmental bodies, based on kWh delivered and are not a “pass-through” item. The rates we charge customers are intended to recover the franchise taxes, but we are not acting as an agent to collect the taxes from customers; therefore, franchise taxes are reported as a principal component of “taxes other than amounts related to income taxes” instead of a reduction to “revenues” in the income statement.

4.    SHORT-TERM BORROWINGS

At June 30, 2019 and December 31, 2018, outstanding short-term borrowings under our CP Program and Credit Facility consisted of the following:

	At June 30, 2019	At December 31, 2018
Total borrowing capacity	$2,000	$2,000
Commercial paper outstanding (a)	(1,073)	(813)
Credit facility outstanding (b)	—	—
Letters of credit outstanding (c)	(10)	(9)

Available unused credit	$917	$1,178

a)	The weighted average interest rates for commercial paper at June 30, 2019 and December 31, 2018 were 2.70% and 2.74%, respectively.
b)	At June 30, 2019, the applicable interest rate for any outstanding borrowings would have been LIBOR plus 1.00%
c)	The interest rate on outstanding letters of credit at both June 30, 2019 and December 31, 2018 was 1.20% based on our credit ratings.

CP Program

In March 2018, we established the CP Program, under which we may issue unsecured commercial paper notes (CP Notes) on a private placement basis up to a maximum aggregate face or principal amount outstanding at any time of $2.0 billion. The proceeds of CP Notes issued under the CP Program are used for working capital and general corporate purposes. The CP Program obtains liquidity support from our Credit Facility, which is discussed below. If at any time funds are not available on favorable terms under the CP Program, we may utilize the Credit Facility for funding.

Credit Facility

At June 30, 2019, we had a $2.0 billion unsecured revolving Credit Facility to be used for working capital and general corporate purposes, issuances of letters of credit and support for commercial paper issuances. We may request increases in our borrowing capacity in increments of not less than $100 million, not to exceed $400 million in the aggregate provided certain conditions are met, including lender approvals. The Credit Facility’s five-year term expires in November 2022 and gives us the option of requesting up to two one-year extensions, with such extensions subject to certain conditions and lender approvals. Borrowings are classified as short-term on the balance sheet.

May 2019 Term Loan Credit Agreement

On May 9, 2019, we entered into a short-term unsecured term loan credit agreement (Bridge Loan) in an aggregate principal amount of up to $600 million in connection with the InfraREIT Acquisition. The Bridge Loan had a six-month term. Borrowings under the Bridge Loan could only be used to finance the repayment of indebtedness of InfraREIT or its affiliates and to pay expenses and fees related to the InfraREIT Acquisition. A fee was payable to the lenders under the Bridge Loan in an amount equal to 0.075% per annum on the average daily undrawn amount of the commitments.

The Bridge Loan contained customary covenants for facilities of this type, restricting, subject to certain exceptions, us and our subsidiaries from, among other things, incurring additional liens, entering into mergers and consolidations, and sales of substantial assets. The Bridge Loan also contained a senior debt-to-capitalization ratio covenant that effectively limited our ability to incur indebtedness in the future.

On May 15, 2019, we borrowed $600 million under the Bridge Loan to pay, at closing of the InfraREIT Acquisition, all amounts outstanding under SDTS’s term loan, all amounts outstanding under the revolving credit facilities of SDTS and InfraREIT Partners, and amounts owed to discharge certain outstanding notes of SDTS. The borrowing under the Bridge Loan bore interest at a per annum rate equal to LIBOR plus 0.65%. The Bridge Loan was repaid in full in May 2019 with the proceeds from our May 23, 2019 senior secured notes issuance (discussed in Note 5 below) and as a result the agreement is no longer in effect.

InfraREIT Short-Term Debt Repayments in Connection with InfraREIT Acquisition

In connection with the closing of the InfraREIT Acquisition, on May 16, 2019, the credit facilities of InfraREIT and its subsidiaries were terminated and borrowings totaling $114 million were repaid in full by Oncor. For more information on the extinguishment of InfraREIT debt in connection with the InfraREIT Acquisition, see Notes 5 and 11.

5.    LONG-TERM DEBT

Our senior notes are secured by a first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness. See “Deed of Trust” below for additional information. At June 30, 2019 and December 31, 2018, our long-term debt consisted of the following:

	June 30,	December 31,
	2019	2018
Fixed Rate Secured:
2.15% Senior Notes due June 1, 2019	$—	$250
5.75% Senior Notes due September 30, 2020	126	126
8.50% Senior Notes, Series C, due December 30, 2020	14	—
4.10% Senior Notes, due June 1, 2022	400	400
7.00% Debentures due September 1, 2022	482	482
2.75% Senior Notes due June 1, 2024	500	—
2.95% Senior Notes due April 1, 2025	350	350
3.86% Senior Notes, Series A, due December 3, 2025	174	—
3.86% Senior Notes, Series B, due January 14, 2026	38	—
3.70% Senior Notes due November 15, 2028	650	350
5.75% Senior Notes due March 15, 2029	318	318
7.25% Senior Notes, Series B, due December 30, 2029	38	—
6.47% Senior Notes, Series A, due September 30, 2030	87	—
7.00% Senior Notes due May 1, 2032	500	500
7.25% Senior Notes due January 15, 2033	350	350
7.50% Senior Notes due September 1, 2038	300	300
5.25% Senior Notes due September 30, 2040	475	475
4.55% Senior Notes due December 1, 2041	400	400
5.30% Senior Notes due June 1, 2042	500	500
3.75% Senior Notes due April 1, 2045	550	550
3.80% Senior Notes due September 30, 2047	325	325
4.10% Senior Notes due November 15, 2048	450	450
3.80% Senior Notes, due June 1, 2049	500	—

Secured long-term debt	7,527	6,126
Unsecured:
Term loan credit agreement maturing December 9, 2019	350	350

Total long-term debt	7,877	6,476
Unamortized discount and debt issuance costs	(46)	(41)
Less amount due currently	(361)	(600)

Long-term debt, less amounts due currently	$7,470	$5,835

Long-Term Debt-Related Activity in 2019

Debt Repayments

Repayments of long-term debt in the six months ended June 30, 2019 included $250 million aggregate principal amount of our 2.15% senior secured notes due June 1, 2019 and $488 million aggregate principal amount of long-term debt of InfraREIT’s subsidiaries that we paid on May 16, 2019 in connection with and immediately following the InfraREIT Acquisition.

Long-Term Debt Activity in Connection with InfraREIT Acquisition

In connection with the closing of the InfraREIT Acquisition, on May 16, 2019, we extinguished all of the $839 million of outstanding long-term debt of InfraREIT and its subsidiaries through repayment of $288 million principal amount of outstanding InfraREIT subsidiary senior notes (plus $5 million in accrued interest and $19 million in make-whole fees relating to those notes), repayment of an outstanding $200 million principal amount InfraREIT subsidiary term loan and the exchange of $351 million principal amount of outstanding InfraREIT subsidiary senior notes for a like principal amount of newly issued Oncor secured senior notes.

We received no proceeds from the issuance of the new Oncor notes and the exchanges were accounted for as debt modifications. Following are details of the exchanges:

(i)

$87 million aggregate principal amount of newly issued Oncor 6.47% Senior Notes, Series A, due September 30, 2030 (2030 Notes), issued in exchange for a like principal amount of SDTS’s 6.47% Senior Notes due September 30, 2030,

(ii)

$38 million aggregate principal amount of newly issued Oncor 7.25% Senior Notes, Series B, due December 30, 2029 (2029 Notes), issued in exchange for a like principal amount of SDTS’s 7.25% Senior Notes due December 30, 2029,

(iii)

$14 million aggregate principal amount of newly issued Oncor 8.50% Senior Notes, Series C, due December 30, 2020 (2020 Notes), issued in exchange for a like principal amount of Transmission and Distributions Company, L.L.C.’s 8.5% Senior Notes due December 30, 2020,

(iv)

$174 million aggregate principal amount of newly issued Oncor 3.86% Senior Notes, Series A, due December 3, 2025 (2025 Notes), issued in exchange for a like principal amount of SDTS’s 3.86% Senior Notes due December 3, 2025, and

(v)

$38 million aggregate principal amount of newly issued Oncor 3.86% Senior Notes, Series B, due January 14, 2026 (2026 Notes), issued in exchange for a like principal amount of SDTS’s 3.86% Senior Notes due January 14, 2026.

The 2030 Notes, 2029 Notes and 2020 Notes were issued pursuant to a note purchase agreement (ABC Note Purchase Agreement) that we entered into on May 3, 2019. The 2025 Notes and 2026 Notes were issued pursuant to a note purchase agreement (AB Note Purchase Agreement, and together with the ABC Note Purchase Agreement, Note Purchase Agreements) that we entered into on May 6, 2019. Closing of the Note Purchase Agreements and issuance of the 2030 Notes, 2029 Notes, 2020 Notes, 2025 Notes and 2026 Notes (collectively, NPA Notes) occurred on May 16, 2019, immediately following consummation of the InfraREIT Acquisition.

Interest and the applicable principal prepayment for the 2029 Notes and 2030 Notes are payable on the 30th day of March, June, September and December of each year, and interest and the applicable principal prepayment for the 2020 Notes are payable on the 15th day of January, April, July and October of each year. Interest on the 2025 Notes is payable on June 3 and December 3 of each year, and interest on the 2026 Notes is payable on January 14 and July 14 of each year. At closing of the Note Purchase Agreements, we paid accrued and unpaid interest and certain fees with respect to the exchanged notes totaling an aggregate of $6 million.

The Note Purchase Agreements contain customary covenant restrictions and events of default. The NPA Notes are secured equally and ratably with our other secured indebtedness pursuant to the Deed of Trust. For more information on the Deed of Trust, see “Deed of Trust” below. We received no proceeds from the issuance of the NPA Notes.

Additional Long-Term Debt Issuances

On May 23, 2019, we completed a sale of $500 million aggregate principal amount of 2.75% Senior Secured Notes due 2024 (2024 Notes), $300 million aggregate principal amount of 3.70% Senior Secured Notes due 2028 (2028 Notes) and $500 million aggregate principal amount of 3.80% Senior Secured Notes due 2049 (2049 Notes and, together with the 2024 Notes and the 2028 Notes, the New Indenture Notes). The 2028 Notes constitute an additional issuance of our 3.70% Senior Secured Notes due 2028, $350 million of which we previously issued on August 10, 2018 and are currently outstanding (Outstanding Notes). The 2028 Notes were issued as part of the same series as the Outstanding Notes. Additionally, the 2028 Notes exchanged or sold in connection with the transactions contemplated by a registration rights agreement are expected to become fungible with the Outstanding Notes. We used the proceeds (net of the initial purchasers’ discount, fees, expenses and accrued interest) of $1,297 million from the sale of the New Indenture Notes for general corporate purposes, including to repay all amounts outstanding under the Bridge Loan, to repay our $250 million aggregate principal amount of 2.15% Senior Secured Notes due June 1, 2019 and to repay CP Notes, when due, under our CP Program. For more information on the Bridge Loan, see Note 4.

The New Indenture Notes were issued in a private placement and were not registered under the Securities Act of 1933. We have agreed, subject to certain exceptions, to register with the SEC notes having substantially identical terms as the New Indenture Notes (except for provisions relating to the transfer restriction and payment of additional interest) as part of an offer to exchange freely tradable exchange notes for the New Indenture Notes. We have agreed to use commercially reasonable efforts to cause the exchange offer to be completed within 315 days after the issue date of the New Indenture Notes. If a registration statement for the exchange offer is not declared effective by the SEC within 270 days after the issue date of the New Indenture Notes or the exchange offer is not completed within 315 days after the issue date of the New Indenture Notes (an exchange default), then the annual interest rate on the New Indenture Notes will increase 50 basis points per annum until the earlier of the expiration of the exchange default or the second anniversary of the issue date of the New Indenture Notes.

Deed of Trust

Our secured indebtedness is secured equally and ratably by a first priority lien on property we acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits us to secure indebtedness (excluding borrowings under the CP Program, the Credit Facility and the term loan credit agreement) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At June 30, 2019, the amount of available bond credits was $3,232 million and the amount of future debt we could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $1,790 million.

Borrowings under the CP Program, the Credit Facility, the term loan credit agreement and, while it was outstanding, the Bridge Loan, are not secured.

Maturities

Long-term maturities (including current maturities) at June 30, 2019, are as follows:

Year	Amount
2019	$361
2020	148
2021	9
2022	891
2023	10
Thereafter	6,458
Unamortized discount and debt issuance costs	(46)

Total	$7,831

Fair Value of Long-Term Debt

At June 30, 2019 and December 31, 2018, the estimated fair value of our long-term debt (including current maturities) totaled $9,085 million and $7,086 million, respectively, and the carrying amount totaled $7,831 million and $6,435 million, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

6.    COMMITMENTS AND CONTINGENCIES

Legal/Regulatory Proceedings

We are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows. See Notes 2 and 11 and Note 8 to Financial Statements in our 2018 Form 10-K for additional information regarding our regulatory and legal proceedings, respectively.

Leases

General

A lease exists when a contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. As lessee, our leased assets primarily consist of our vehicle fleet and real estate leased for company offices and service centers. Our leases are accounted for as operating leases for both GAAP and rate-making purposes. We generally recognize operating lease costs on a straight-line basis over the lease term in operating expenses. We are not a lessor to any material lease contracts.

As of the lease commencement date, we recognize a lease liability for our obligation to make lease payments, which we initially measure at present value using our incremental borrowing rate at the date of lease commencement, unless the rate implicit in the lease is readily determinable. We determine our incremental borrowing rate based on the rate of interest that we would have to pay to borrow on a collateralized basis over a similar term an amount equal to the lease payments in a similar economic environment. We also record a ROU asset for our right to use the underlying asset, which is initially equal to the lease liability and adjusted for any lease payments made at or before lease commencement, lease incentives and any initial direct costs.

Some of our lease agreements contain nonlease components, which represent items or activities that transfer a good or service. We separate lease components from nonlease components, if any, for our fleet vehicle and real estate leases for purposes of calculating the related lease liability and ROU asset.

Certain of our leases include options to extend the lease terms for up to 20 years, while others include options to terminate early. Our lease liabilities and ROU assets are based on lease terms that may include such options to extend or terminate the lease when it is reasonably certain that we will exercise that option.

Short-term Leases

Some of our contracts are short-term leases, which have a lease term of 12 months or less at lease commencement. As allowed by GAAP, we do not recognize a lease liability or ROU asset arising from short-term leases for all existing classes of underlying assets. We recognize short-term lease costs on a straight-line basis over the lease term.

Lease Obligations, Lease Costs and Other Supplemental Data

The following tables summarize lease information as of and for the six months ended June 30, 2019.

At June 30,
2019
Operating Leases:
ROU assets:
Operating lease ROU assets and other	$89

Lease liabilities:
Operating lease and other current liabilities	$26
Employee benefit, operating lease and other obligations	63

Total operating lease liabilities	$89

Weighted-average remaining lease term (in years)	4
Weighted-average discount rate	3.4%

The components of lease costs and cash paid for amounts included in the measurement of lease liabilities for the three and six months ended June 30, 2019 were as follows:

	Three Months Ended	Six Months Ended
	June 30, 2019	June 30, 2019
Operating lease cost:
Operating lease costs (including amounts allocated to property, plant and equipment)	$9	$19
Short-term lease costs	11	22

Total operating lease costs	$20	$41

Operating lease payments:
Cash paid for amounts included in the measurement of lease liabilities	$8	$15

The table below presents the maturity analysis of our lease liabilities and reconciliation to the present value of lease liabilities:

Year	Amount
2019 (remaining six months)	$16
2020	25
2021	22
2022	16
2023	10
Thereafter	7

Total undiscounted lease payments	96
Less imputed interest	(7)

Total future minimum lease payments	$89

Lease Disclosures Under Previous GAAP

The table below presents the future minimum lease payments under previous GAAP:

Year	Amount
2019	$29
2020	22
2021	20
2022	15
2023	8
Thereafter	5

Total future minimum lease payments	$99

7.    MEMBERSHIP INTERESTS

Cash Distributions

The PUCT order issued in the Sempra Acquisition and our limited liability company agreement set forth various restrictions on distributions to our members. Among those restrictions is the commitment that we will make no distributions that would cause us to be out of compliance with the PUCT’s approved debt-to-equity ratio, which is currently 57.5% debt to 42.5% equity. The distribution restrictions also include the ability of our board, a majority of the disinterested directors, or any Texas Transmission director to limit distributions to the extent each determines it is necessary to meet expected future requirements of Oncor (including continuing compliance with the PUCT debt-to-equity ratio commitment).

The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including finance leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding the effects of acquisition accounting from a 2007 transaction.

At June 30, 2019, we had $612 million available to distribute to our members as our regulatory capitalization ratio was 55.0% debt to 45.0% equity.

On July 30, 2019, our board of directors declared a cash distribution of $71 million, which was paid to our members on July 31, 2019. On May 1, 2019, our board of directors declared a cash distribution of $71 million, which was paid to our members on May 2, 2019.

Cash Contributions

On July 29, 2019 our members made capital contributions of $70 million. On May 15, 2019, Sempra and certain indirect owners of Texas Transmission made capital contributions of $1,330 million to fund the cash consideration and certain expenses payable in connection with the InfraREIT Acquisition. For more information on the InfraREIT Acquisition, see Note 11. In addition, on April 30, 2019, our members made capital contributions of $70 million.

Membership Interests

The following table presents the changes to membership interests during the three months and six months ended June 30, 2019 and 2018, net of tax:

	Capital Accounts	Accumulated Other Comprehensive Income (Loss)	Total Membership Interests
Balance at December 31, 2018	$8,624	$(164)	$8,460
Net income	116	—	116
Distributions	(71)	—	(71)
Capital contributions	70	—	70
Net effects of cash flow hedges (Note 1)	4	(4)	—
Defined benefit pension plans	—	1	1

Balance at March 31, 2019	8,743	(167)	8,576
Net income	139	—	139
Distributions	(71)	—	(71)
Capital contributions	1,400	—	1,400
Net effects of cash flow hedges (Note 1)	(1)	1	—
Defined benefit pension plans	—	2	2

Balance at June 30, 2019	$10,210	$(164)	$10,046

Balance at December 31, 2017	$8,004	$(101)	$7,903
Net income	89	—	89
Defined benefit pension plans	—	1	1

Balance at March 31, 2018	8,093	(100)	7,993
Net income	143	—	143
Capital contributions	144	—	144
Defined benefit pension plans	—	1	1

Balance at June 30, 2018	$8,380	$(99)	$8,281

Accumulated Other Comprehensive Income (Loss)

The following table presents the changes to accumulated other comprehensive income (loss) for the six months ended June 30, 2019 and 2018, net of tax:

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2018	$(16)	$(148)	$(164)
Defined benefit pension plans	—	3	3
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	1	—	1
Amounts reclassified from accumulated other comprehensive income (loss) to capital account (Note 1)	(4)	—	(4)

Balance at June 30, 2019	$(19)	$(145)	$(164)

Balance at December 31, 2017	$(18)	$(83)	$(101)
Defined benefit pension plans	—	2	2

Balance at June 30, 2018	$(18)	$(81)	$(99)

8.    PENSION AND OPEB PLANS

Pension Plans

We sponsor the Oncor Retirement Plan and also have liabilities under the Vistra Retirement Plan, both of which are qualified pension plans under Section 401(a) of the Internal Revenue Code of 1986, as amended, and are subject to the provisions of ERISA. Employees do not contribute to either plan. We also have a supplemental pension plan for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plans. See Note 10 to Financial Statements in our 2018 Form 10-K for additional information regarding pension plans.

OPEB Plans

We currently sponsor two OPEB plans. One plan covers our eligible current and future retirees whose services are 100% attributed to the regulated business. Effective January 1, 2018, we established a second plan to cover EFH Corp./Vistra retirees and eligible current and future retirees whose employment services were assigned to both Oncor (or a predecessor regulated utility business) and the non-regulated business of EFH Corp./Vistra. Vistra is solely responsible for its portion of the liability for retiree benefits related to those retirees. See Note 10 to Financial Statements in our 2018 Form 10-K for additional information.

Pension and OPEB Costs

Our net costs related to pension plans and the Oncor OPEB Plans for the three and six months ended June 30, 2019 and 2018 were comprised of the following:

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Components of net allocated pension costs:
Service cost	$6	$7	$13	$14
Interest cost	32	30	64	60
Expected return on assets	(30)	(30)	(60)	(60)
Amortization of net loss	8	12	15	24

Net pension costs	16	19	32	38

Components of net OPEB costs:
Service cost	1	2	3	4
Interest cost	11	11	22	22
Expected return on assets	(2)	(2)	(4)	(4)
Amortization of prior service cost	(5)	(7)	(10)	(14)
Amortization of net loss	5	14	9	28

Net OPEB costs	10	18	20	36

Total net pension and OPEB costs	26	37	52	74
Less amounts deferred principally as property or a regulatory asset	(7)	(18)	(14)	(35)

Net amounts recognized as operation and maintenance expense or other deductions	$19	$19	$38	$39

The discount rates reflected in net pension and OPEB costs in 2019 are 4.16%, 4.40% and 4.41% for the Oncor Retirement Plan, the Vistra Retirement Plan and the Oncor OPEB Plans, respectively. The expected return on pension and OPEB plan assets reflected in the 2019 cost amounts are 5.43%, 5.29% and 6.19% for the Oncor Retirement Plan, the Vistra Retirement Plan and the Oncor OPEB Plans, respectively.

Pension and OPEB Plans Cash Contributions

We made cash contributions to the pension plans and Oncor OPEB Plans of $12 million and $18 million, respectively, during the six months ended June 30, 2019. We expect to make additional cash contributions to the pension plans and Oncor OPEB Plans of $29 million and $17 million, respectively, during the remainder of 2019. Our aggregate pension plans and Oncor OPEB Plans funding is expected to total approximately $538 million and $179 million, respectively, in the 2019 to 2023 period based on the latest actuarial projections.

9.    RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions. As a result of the Sempra Acquisition, Sempra became a related party and the Sponsor Group ceased to be a related party as of March 9, 2018. In addition, as of the May 16, 2019 closing of the Sempra-Sharyland Transaction, Sharyland became a related party.

•

We are not a member of another entity’s consolidated tax group, but our owners’ federal income tax returns include their portion of our results. Under the terms of a tax sharing agreement among us, Oncor Holdings, Texas Transmission and STH (as successor to EFH Corp.), we are generally obligated to make payments to our owners, pro rata in accordance with their respective membership interests, in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. STH will file a combined Texas margin tax return that includes our results and our share of Texas margin tax payments, which are accounted for as income taxes and calculated as if we were filing our own return. See discussion in Note 1 to Financial Statements in our 2018 Form 10-K under “Provision in Lieu of Income Taxes.” Under the “in lieu of” tax concept, all in lieu of tax assets and tax liabilities represent amounts that will eventually be settled with our members. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability will continue to be included in Oncor’s rate setting processes.

Amounts payable to (receivable from) members related to income taxes under the tax sharing agreement and reported on our balance sheets consisted of the following:

	At June 30, 2019			At December 31, 2018
	STH	Texas Transmission	Total	STH	Texas Transmission	Total
Federal income taxes payable (receivable)	$(2)	$(1)	$(3)	$4	$1	$5
Texas margin taxes payable	13	—	13	21	—	21

Net payable (receivable)	$11	$(1)	$10	$25	$1	$26

Cash payments made to (received from) members related to income taxes consisted of the following:

	Six Months Ended June 30, 2019			Six Months Ended June 30, 2018
	STH	Texas Transmission	Total	STH	EFH Corp.	Texas Transmission	Total
Federal income taxes	$27	$6	$33	$29	$(19)	$2	$12
Texas margin taxes	20	—	20	19	—	—	19

Total payments (receipts)	$47	$6	$53	$48	$(19)	$2	$31

See Note 7 for information regarding distributions to and capital contributions from members, including an aggregate of $1,330 million in capital contributions received from members to fund the InfraREIT Acquisition and certain expenses.

•	From the May 16, 2019 InfraREIT Acquisition date through June 30, 2019, Sharyland provided wholesale transmission service to Oncor in the amount of $2 million.

10.    SUPPLEMENTARY FINANCIAL INFORMATION

Other Deductions and (Income)

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Professional fees	$1	$2	$4	$4
Sempra Acquisition related costs	—	—	—	16
InfraREIT Acquisition related costs	7	—	9	—
Recoverable pension and OPEB - non-service costs	14	13	28	27
Non-recoverable pension and OPEB costs (Note 8)	1	—	2	3
Other, including interest income	2	3	(1)	—

Total other deductions and (income) - net	$25	$18	$42	$50

Interest Expense and Related Charges

	Three Months Ended June 30,		Six Months Ended June 30,
	2019	2018	2019	2018
Interest	$95	$89	$182	$178
Amortization of debt issuance costs and discounts	2	2	4	3
Less allowance for funds used during construction – capitalized interest portion	(4)	(4)	(7)	(6)

Total interest expense and related charges	$93	$87	$179	$175

Trade Accounts and Other Receivables

Trade accounts and other receivables reported on our balance sheet consisted of the following:

	At June 30,	At December 31,
	2019	2018
Gross trade accounts and other receivables	$656	$562
Allowance for uncollectible accounts	(4)	(3)

Trade accounts receivable – net	$652	$559

At both June 30, 2019 and December 31, 2018, REP subsidiaries of our two largest counterparties represented 13% and 10% of the trade accounts receivable balance.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset.

Investments and Other Property

Investments and other property reported on our balance sheets consisted of the following:

	At June 30,	At December 31,
	2019	2018
Assets related to employee benefit plans, including employee savings programs	$107	$108
Land	12	12
Other	3	—

Total investments and other property	$122	$120

Property, Plant and Equipment

Property, plant and equipment - net reported on our balance sheets consisted of the following. Property, plant and equipment - net at June 30, 2019 includes an increase of approximately $1,799 million due to the InfraREIT Acquisition:

	Composite Depreciation Rate/	At June 30,	At December 31,
	Avg. Life at June 30, 2019	2019	2018
Assets in service:
Distribution	2.8% / 35.4 years	$13,659	$13,105
Transmission	2.8% / 35.2 years	10,611	8,568
Other assets	6.9% / 14.5 years	1,548	1,497

Total		25,818	23,170
Less accumulated depreciation		7,866	7,513

Net of accumulated depreciation		17,952	15,657
Construction work in progress		661	417
Held for future use		18	16

Property, plant and equipment – net		$18,631	$16,090

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheets as part of property, plant and equipment consisted of the following:

	At June 30, 2019			At December 31, 2018
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
Identifiable intangible assets subject to amortization:
Land easements	$559	$105	$454	$464	$101	$363
Capitalized software	803	410	393	787	385	402

Total	$1,362	$515	$847	$1,251	$486	$765

Aggregate amortization expenses for intangible assets totaled $13 million and $14 million for the three months ended June 30, 2019 and 2018, respectively, and $26 million and $26 million for the six months ended June 30, 2019 and 2018, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2019	$52
2020	51
2021	51
2022	51
2023	51

Employee Benefit, Operating Lease and Other Obligations

Employee benefit, operating lease and other obligations reported on our balance sheet consisted of the following:

	At June 30,	At December 31,
	2019	2018
Retirement plans and other employee benefits	$1,853	$1,858
Operating lease liabilities	63	—
Investment tax credits	7	8
Other	90	77

Total employee benefit, operating lease and other obligations	$2,013	$1,943

Supplemental Cash Flow Information

	Six Months Ended June 30,
	2019	2018
Cash payments (receipts) related to:
Interest	$171	$172
Less capitalized interest	(7)	(6)

Interest payments (net of amounts capitalized)	$164	$166

Amount in lieu of income taxes (a):
Federal	$33	$12
State	20	19

Total payments (receipts) in lieu of income taxes	$53	$31

Noncash increase in operating lease obligations for ROU assets	$22	$—
Noncash investing and financing activity (b):
Acquisition:
Assets acquired	$2,552	$—
Liabilities assumed	(1,224)	—

Cash paid	$1,328	$—

Noncash construction expenditures (c)	$246	$121

(a)	See Note 9 for income tax related detail.
(b)	See Note 5 for more information on noncash debt exchanges related to InfraREIT Acquisition.
(c)	Represents end-of-period accruals.

11.    INFRAREIT ACQUISITION

On May 16, 2019, we completed the InfraREIT Acquisition, pursuant to which we acquired all of the equity interests of InfraREIT and its subsidiary, InfraREIT Partners. The InfraREIT Acquisition occurred through the merger of InfraREIT with and into a newly formed wholly-owned subsidiary of Oncor, followed by the merger of another newly formed wholly-owned subsidiary of Oncor with and into InfraREIT Partners. The stockholders of InfraREIT and the limited partners of InfraREIT Partners received $21.00 in cash per share of common stock or limited partnership unit, as applicable, resulting in a total cash consideration of $1,275 million. In addition, we paid certain transaction costs incurred by InfraREIT (including a management agreement termination fee of $40 million that InfraREIT paid an affiliate of Hunt Consolidated, Inc. at closing), with the aggregate cash consideration and payment of InfraREIT expenses totaling $1,328 million.

In connection with and immediately following the closing of the InfraREIT Acquisition, on May 16, 2019, we extinguished all outstanding debt of InfraREIT and its subsidiaries through repaying $602 million principal amount of InfraREIT subsidiary debt and exchanging $351 million principal amount of InfraREIT subsidiary debt for new Oncor senior secured debt, as discussed in more detail in Notes 4 and 5.

On May 15, 2019, in connection with the InfraREIT Acquisition, we received capital contributions in an aggregate amount of $1,330 million from Sempra and certain indirect equity holders of Texas Transmission (collectively, Equity Commitment Parties) to fund the cash consideration and certain transaction expenses.

As a condition to the InfraREIT Acquisition, SDTS, and SDTS’s tenant, SU, completed the SDTS-SU Asset Exchange immediately prior to the closing of the InfraREIT Acquisition, pursuant to which SDTS exchanged certain of its south Texas assets for certain north Texas assets owned by SU. The north Texas assets acquired by SDTS consisted of certain real property and other assets used in the electric transmission and distribution business in Central, North and West Texas, as well as equity interests in GS Project Entity, L.L.C., a Texas limited liability company that was merged with and into SDTS. The south Texas assets acquired by SU consisted of real property and other assets near the Texas-Mexico border. As a result of the InfraREIT Acquisition closing, we and our subsidiary NTU now own all of the assets and projects in the north, central, west and panhandle regions of Texas held by SDTS and SU immediately prior to the InfraREIT Acquisition, and Sharyland owns the assets that were held by SU and SDTS in south Texas immediately prior to the InfraREIT Acquisition. The assets we acquired include approximately 1,575 miles of transmission lines, including 1,235 circuit miles of 345kV transmission lines and approximately 340 circuit miles of 138kV transmission lines. The north, central, and west Texas transmission system acquired by us in the transaction is directly connected to approximately 20 operational generation facilities totaling approximately 3,900 MW and serves over 50 transmission stations and substations.

In addition, as a condition to the closing of the SDTS-SU Asset Exchange, Sempra acquired an indirect 50 percent interest in Sharyland Holdings, the parent of Sharyland (Sempra-Sharyland Transaction). As a result of the Sempra-Sharyland Transaction, Sharyland is now our affiliate for purposes of PUCT rules. Pursuant to the agreement governing the SDTS-SU Asset Exchange and the PUCT order in Docket No. 48929 approving the InfraREIT Acquisition, upon closing of the InfraREIT Acquisition we entered into an operation agreement pursuant to which we will provide certain operations services to Sharyland at cost with no markup or profit.

Business Combination Accounting

We accounted for the InfraREIT Acquisition as a business acquisition with identifiable assets acquired and liabilities assumed recorded at their estimated fair values on the closing date. The combined results of operations are reported in our consolidated financial statements beginning as of the closing date. A summary of techniques used to estimate the preliminary fair value of the identifiable assets and liabilities is listed below.

•

Assets and liabilities that are included in the PUCT cost-based regulatory rate-setting processes are recorded at fair values equal to their regulatory carrying value consistent with GAAP and industry practice.

•	Working capital was valued using market information (Level 2).

The following tables set forth the purchase price paid and the allocation of the total purchase price paid to the identifiable assets acquired and liabilities assumed. The purchase price allocation is preliminary and the allocation to each identifiable asset acquired and liability assumed may change based upon the receipt of more detailed information and additional analyses related primarily to final working capital adjustments. We currently expect the final purchase price allocation will be completed no later than the second quarter of 2020.

The total purchase price paid was comprised of the following

Purchase of outstanding InfraREIT shares and units	$1,275
Certain transaction costs of InfraREIT paid by Oncor (a)	53

Total purchase price paid	$1,328

(a)

Represents certain transaction costs incurred by InfraREIT in connection with the transaction and paid by Oncor, including a $40 million management termination fee payable to an affiliate of Hunt Consolidated, Inc.

Purchase price allocation is as follows:

At May 16, 2019
Assets acquired:
Accounts receivables, inventories and other current assets	$40
Property, plant and equipment - net	1,799
Goodwill	687
Regulatory assets	16
Other noncurrent assets	10

Total assets acquired	2,552

Liabilities assumed:
Short-term debt	114
Other current liabilities	25
Regulatory liabilities	148
Deferred tax liabilities	98
Long-term debt, including due currently	839

Total liabilities assumed	1,224

Net assets acquired	$1,328

Total purchase price paid	$1,328

The goodwill of $687 million arising from the InfraREIT Acquisition is attributable to the assets acquired, which expand our transmission footprint and help us support ERCOT market growth. None of the goodwill is recoverable nor provides a tax benefit in the rate-making process. We did not assume any employee benefit obligations in the acquisition.

Acquisition costs incurred in the InfraREIT Acquisition by Oncor and recorded to other deductions totaled $7 million and $9 million for the three months and six months ended June 30, 2019, respectively. Our condensed statements of consolidated income include estimated revenues and net income totaling $31 million and $13 million, respectively, since the May 16, 2019 acquisition date.

Unaudited Pro Forma Financial Information

The following unaudited pro forma financial information for the six months ended June 30, 2019 and 2018 assumes that the InfraREIT Acquisition occurred on January 1, 2018. The unaudited pro forma financial information is provided for information purposes only and is not necessarily indicative of the results of operations that would have occurred had the InfraREIT Acquisition been completed on January 1, 2018, nor is the unaudited pro forma financial information indicative of future results of operations, which may differ materially from the pro forma financial information presented here.

	Six Months Ended June 30,
	2019	2018
Oncor Consolidated Pro Forma Revenues	$2,141	$2,119

The unaudited pro forma financial information above excludes pro forma earnings due to the impracticability of a calculation. The acquiree previously operated under a real estate investment trust structure with a unique cost structure and unique federal tax attributes. An accurate retrospective application cannot be objectively and reliably calculated as the new cost structure and new tax attributes would require a significant amount of estimates and judgments.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of

Oncor Electric Delivery Company LLC

Dallas, Texas

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Oncor Electric Delivery Company LLC and subsidiary (the “Company”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, cash flows, and membership interests, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 26, 2019 (not presented herein), expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Dallas, Texas

February 26, 2019

We have served as the Company’s auditor since 2002.

ONCOR ELECTRIC DELIVERY COMPANY LLC

STATEMENTS OF CONSOLIDATED INCOME

	Year Ended December 31,
	2018	2017(1)	2016(1)
	(millions of dollars)
Operating revenues (Note 4):
Nonaffiliates	$4,101	$3,958	$3,205
Affiliates	—	—	715

Total operating revenues	4,101	3,958	3,920

Operating expenses:
Wholesale transmission service	962	929	894
Operation and maintenance (Note 12)	875	731	726
Depreciation and amortization	671	762	785
Provision in lieu of income taxes (Notes 1, 5 and 12)	152	266	269
Taxes other than amounts related to income taxes	496	462	451

Total operating expenses	3,156	3,150	3,125

Operating income	945	808	795
Other income and (deductions) - net (Note 13)	(84)	(46)	(43)
Nonoperating provision (benefit) in lieu of income taxes (Note 5)	(35)	1	(15)
Interest expense and related charges (Note 13)	351	342	336

Net income	$545	$419	$431

(1)	As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1.

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

STATEMENTS OF CONSOLIDATED COMPREHENSIVE INCOME

	Year Ended December 31,
	2018	2017	2016
	(millions of dollars)
Net income	$545	$419	$431
Other comprehensive income (loss):
Cash flow hedges – derivative value net loss recognized in net income (net of tax expense of $1, $1 and $1) (Note 1)	2	2	2
Defined benefit pension plans (net of tax expense of $45, $4 and $-) (Note 10)	(65)	8	—

Total other comprehensive income (loss)	(63)	10	2

Comprehensive income	$482	$429	$433

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

STATEMENTS OF CONSOLIDATED CASH FLOWS

	Year Ended December 31,
	2018	2017	2016
	(millions of dollars)
Cash flows — operating activities:
Net income	$545	$419	$431
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	777	815	833
Provision in lieu of deferred income taxes – net	18	309	181
Other – net	(3)	(2)	(4)
Changes in operating assets and liabilities:
Accounts receivable — trade (including affiliates)	68	(76)	(34)
Inventories	(25)	(1)	(7)
Accounts payable — trade (including affiliates)	30	(11)	14
Regulatory accounts related to reconcilable tariffs (Note 3)	66	29	(55)
Other — assets	33	54	37
Other — liabilities	(27)	(77)	33

Cash provided by operating activities	1,482	1,459	1,429

Cash flows — financing activities:
Issuances of long-term debt (Note 7)	1,150	600	175
Repayments of long-term debt (Note 7)	(825)	(324)	(41)
Net (decrease) increase in short-term borrowings (Note 6)	(137)	161	(51)
Capital contributions from members (Note 9)	284	—	—
Distributions to members (Note 9)	(209)	(237)	(230)
Debt discount, premium, financing and reacquisition costs – net	(14)	(10)	10

Cash provided by (used in) financing activities	249	190	(137)

Cash flows — investing activities:
Capital expenditures (Note 12)	(1,767)	(1,631)	(1,352)
Business acquisition (Note 14)	—	(25)	—
Other – net	18	12	51

Cash used in investing activities	(1,749)	(1,644)	(1,301)

Net change in cash and cash equivalents	(18)	5	(9)
Cash and cash equivalents — beginning balance	21	16	25

Cash and cash equivalents — ending balance	$3	$21	$16

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONSOLIDATED BALANCE SHEETS

	At December 31,
	2018	2017
	(millions of dollars)
ASSETS
Current assets:
Cash and cash equivalents	$3	$21
Trade accounts receivable – net (Note 13)	559	635
Amounts receivable from members related to income taxes (Note 12)	—	26
Materials and supplies inventories — at average cost	116	91
Prepayments and other current assets	94	88

Total current assets	772	861
Investments and other property (Note 13)	120	113
Property, plant and equipment – net (Note 13)	16,090	14,879
Goodwill (Notes 1 and 13)	4,064	4,064
Regulatory assets (Note 3)	1,691	2,180
Other noncurrent assets	15	23

Total assets	$22,752	$22,120

LIABILITIES AND MEMBERSHIP INTERESTS
Current liabilities:
Short-term borrowings (Note 6)	$813	$950
Long-term debt due currently (Note 7)	600	550
Trade accounts payable (Note 12)	300	242
Amounts payable to members related to income taxes (Note 12)	26	21
Accrued taxes other than amounts related to income	199	190
Accrued interest	68	83
Other current liabilities	209	188

Total current liabilities	2,215	2,224
Long-term debt, less amounts due currently (Note 7)	5,835	5,567
Liability in lieu of deferred income taxes (Notes 1, 5 and 12)	1,602	1,517
Regulatory liabilities (Note 3)	2,697	2,807
Employee benefit obligations and other (Notes 10 and 13)	1,943	2,102

Total liabilities	14,292	14,217

Commitments and contingencies (Note 8)
Membership interests (Note 9):
Capital account — number of interests outstanding 2018 and 2017 – 635,000,000	8,624	8,004
Accumulated other comprehensive loss	(164)	(101)

Total membership interests	8,460	7,903

Total liabilities and membership interests	$22,752	$22,120

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

STATEMENTS OF CONSOLIDATED MEMBERSHIP INTERESTS

	Year Ended December 31,
	2018	2017	2016
	(millions of dollars)
Capital account:
Balance at beginning of period	$8,004	$7,822	$7,621
Net income	545	419	431
Capital contributions from members (Note 9)	284	—	—
Distributions to members (Note 9)	(209)	(237)	(230)

Balance at end of period (number of interests outstanding: 2018, 2017 and 2016 – 635 million)	8,624	8,004	7,822

Accumulated other comprehensive income (loss), net of tax effects (Note 9):
Balance at beginning of period	(101)	(111)	(113)
Net effects of cash flow hedges (net of tax expense of $1, $1 and $1)	2	2	2
Defined benefit pension plans (net of tax expense of $45, $4 and $-) (Note 10)	(65)	8	—

Balance at end of period	(164)	(101)	(111)

Total membership interests at end of period	$8,460	$7,903	$7,711

See Notes to Financial Statements.

ONCOR ELECTRIC DELIVERY COMPANY LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

References in this report to “we,” “our,” “us” and “the company” are to Oncor and/or its subsidiaries as apparent in the context. See “Glossary” for definition of terms and abbreviations.

We are a regulated electricity transmission and distribution company principally engaged in providing delivery services to REPs that sell power in the north-central, eastern and western parts of Texas. We are a direct, majority-owned subsidiary of Oncor Holdings, which is indirectly wholly owned by Sempra. Oncor Holdings owns 80.25% of our membership interests and Texas Transmission owns 19.75% of our membership interests. We are managed as an integrated business; consequently, there are no separate reportable business segments.

Our 2016 consolidated financial statements include our former wholly-owned, bankruptcy-remote financing subsidiary, Bondco, a VIE through December 29, 2016, at which time it was dissolved (see Note 13). This financing subsidiary was organized for the limited purpose of issuing certain transition bonds to recover generation-related regulatory asset stranded costs and other qualified costs under an order issued by the PUCT in 2002. Bondco issued an aggregate $1.3 billion principal amount of transition bonds during 2003 and 2004. The 2003 Series transition bonds matured and were paid in full in 2015 and the 2004 Series transition bonds matured and were paid in full in May 2016. Final true-up proceedings and refunds of over-collected transition charges for the transition bonds were conducted by Oncor and the PUCT during 2016 and had no material net income impact.

Various “ring-fencing” measures have been taken to enhance our credit quality and the separateness between the Oncor Ring-Fenced Entities, Sempra and its affiliates (other than the Oncor Ring-Fenced Entities), and any other entities with a direct or indirect ownership interest in Oncor or Oncor Holdings. These measures serve to mitigate the Oncor Ring-Fenced Entities’ credit exposure to Sempra and its affiliates and any other direct or indirect owners of Oncor and Oncor Holdings, and to reduce the risk that the assets and liabilities of Oncor Ring-Fenced Entities would be substantively consolidated with the assets and liabilities of any Sempra entity or any other direct or indirect owners of Oncor and Oncor Holdings in connection with a bankruptcy of any such entities. Such measures include, among other things: the 19.75% equity interest held by Texas Transmission; maintenance of separate books and records for the Oncor Ring-Fenced Entities; and our board of directors being comprised of a majority of directors who meet certain independent/disinterested director standards. As a result, none of the assets of the Oncor Ring-Fenced Entities are available to satisfy the debt or obligations of any Sempra entity or any other direct or indirect owner of Oncor or Oncor Holdings. The assets and liabilities of the Oncor Ring-Fenced Entities are separate and distinct from those of any Sempra entities and any other direct or indirect owner of Oncor or Oncor Holdings. We do not bear any liability for debt or contractual obligations of Sempra and its affiliates or any other direct or indirect owner of Oncor or Oncor Holdings, and vice versa. Accordingly, our operations are conducted, and our cash flows are managed, independently from Sempra and its affiliates and any other direct or indirect owner of Oncor or Oncor Holdings. For more information on the ring-fencing measures, see Note 2.

EFH Bankruptcy Proceedings and Sempra Acquisition

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, the Sempra Acquisition was completed. See Note 2 for further information.

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with GAAP governing rate-regulated operations. All dollar amounts in the financial statements and tables in the notes are stated in millions of U.S. dollars unless otherwise indicated.

Use of Estimates

Preparation of our financial statements requires management to make estimates and assumptions about future events that affect the reporting of assets and liabilities at the balance sheet dates and the reported amounts of revenue and expense, including fair value measurements. In the event estimates and/or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. No material adjustments were made to previous estimates or assumptions during the current year.

Revenue Recognition

General

Oncor’s revenue is billed under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service including a reasonable rate of return on invested capital. Revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff.

Reconcilable Tariffs

The PUCT has designated certain tariffs (TCRF, EECRF and previously AMS surcharges and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets. See “Regulatory Assets and Liabilities” below.

See Note 4 for additional information regarding revenues.

Impairment of Long-Lived Assets and Goodwill

We evaluate long-lived assets (including intangible assets with finite lives) for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We also evaluate goodwill for impairment annually and whenever events or changes in circumstances indicate that an impairment may exist. The determination of the existence of these and other indications of impairment involves judgments that are subjective in nature and may require the use of estimates in forecasting future results and cash flows. Beginning in 2018, we elected to change our annual goodwill assessment date from December 1 to October 1 to correspond with the assessment date of our new majority owner. We do not believe this change in the assessment date is a material change.

If at the assessment date our carrying value exceeds our estimated fair value (enterprise value), then the estimated enterprise value is compared to the estimated fair values of our operating assets (including identifiable intangible assets) and liabilities at the assessment date. The resultant implied goodwill amount is compared to the recorded goodwill amount. Any excess of the recorded goodwill amount over the implied goodwill amount is written off as an impairment charge.

In October 2018, December 2017 and December 2016, we concluded, based on a qualitative assessment, that our estimated enterprise fair value was more likely than not greater than our carrying value. As a result, no additional testing for impairment was required and no impairments were recognized in 2018, 2017 or 2016.

Provision in Lieu of Income Taxes

Our tax sharing agreement with Oncor Holdings, Texas Transmission and STH (as successor to EFH Corp.) provides for the calculation of amounts related to income taxes for each of Oncor Holdings and Oncor substantially as if these entities were taxed as corporations and requires payments to the members determined on that basis (without duplication for any income taxes paid by a subsidiary of Oncor Holdings).

We are a partnership for U.S. federal income tax purposes and remain a partnership for U.S. federal income tax purposes after the closing of the Sempra Acquisition. Accordingly, while partnerships are not subject to income taxes, in consideration of the presentation of our financial statements as an entity subject to cost-based regulatory rate-setting processes, with such costs historically including income taxes, the financial statements present amounts determined under the tax sharing agreement as “provision in lieu of income taxes” and “liability in lieu of deferred income taxes”. Such amounts are determined in accordance with the provisions of the accounting guidance for income taxes and accounting standards that provide interpretive guidance for accounting for uncertain tax positions and thus differences between the book and tax bases of assets and liabilities are accounted for as if we were a stand-alone corporation. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability will continue to be included in Oncor’s rate setting processes.

We classify any interest and penalties expense related to uncertain tax positions as current provision in lieu of income taxes as discussed in Note 5.

Defined Benefit Pension Plans and OPEB Plans

We have liabilities under pension plans that offer benefits based on either a traditional defined benefit formula or a cash balance formula and OPEB plans that offer certain health care and life insurance benefits to eligible employees and their eligible dependents upon the retirement of such employees from the company. Costs of pension and OPEB plans are dependent upon numerous factors, assumptions and estimates. See Note 10 for additional information regarding pension and OPEB plans.

System of Accounts

Our accounting records have been maintained in accordance with the FERC Uniform System of Accounts as adopted by the PUCT.

Property, Plant and Equipment

Properties are stated at original cost. The cost of self-constructed property additions includes materials and both direct and indirect labor and applicable overhead and an allowance for funds used during construction.

Depreciation of property, plant and equipment is calculated on a straight-line basis over the estimated service lives of the properties based on depreciation rates approved by the PUCT. As is common in the industry, depreciation expense is recorded using composite depreciation rates that reflect blended estimates of the lives of major asset groups as compared to depreciation expense calculated on a component asset-by-asset basis. Depreciation rates include plant removal costs as a component of depreciation expense, consistent with regulatory treatment. Actual removal costs incurred are charged to accumulated depreciation. Accrued removal costs in excess of incurred removal costs are reclassified as a regulatory liability to retire assets in the future.

Regulatory Assets and Liabilities

We are subject to rate regulation and our financial statements reflect regulatory assets and liabilities in accordance with accounting standards related to the effect of certain types of regulation. Regulatory assets and liabilities represent probable future revenues that will be recovered from or refunded to customers through the ratemaking process based on PURA and/or the PUCT’s orders, precedents or substantive rules. Rate regulation is premised on the full recovery of prudently incurred costs and a reasonable rate of return on invested capital subject to PUCT review for reasonableness and prudence and possible disallowance. Regulatory decisions can have an impact on the recovery of costs, the rate earned on invested capital and the timing and amount of assets to be recovered by rates. See Note 3 for more information regarding regulatory assets and liabilities.

Franchise Taxes

Franchise taxes are assessed to us by local governmental bodies, based on kWh delivered and are a principal component of taxes other than amounts related to income taxes as reported in the income statement. Franchise taxes are not a “pass through” item. The rates we charge customers are intended to recover the franchise taxes, but we are not acting as an agent to collect the taxes from customers.

Allowance for Funds Used During Construction (AFUDC)

AFUDC is a regulatory cost accounting procedure whereby both interest charges on borrowed funds and a return on equity capital used to finance construction are included in the recorded cost of utility plant and equipment being constructed. AFUDC is capitalized on all projects involving construction periods lasting greater than thirty days. The equity portion, if any, of capitalized AFUDC is accounted for as other income. See Note 13 for detail of amounts reducing interest expense.

Cash and Cash Equivalents

For purposes of reporting cash and cash equivalents, temporary cash investments purchased with an original maturity of three months or less are considered to be cash equivalents.

Fair Value of Nonderivative Financial Instruments

The carrying amounts for financial assets classified as current assets and the carrying amounts for financial liabilities classified as current liabilities approximate fair value due to the short maturity of such instruments. The fair values of other financial instruments, for which carrying amounts and fair values have not been presented, are not materially different than their related carrying amounts. The following discussion of fair value accounting standards applies primarily to our determination of the fair value of assets in the pension and OPEB plans’ trusts (see Note 10) and long-term debt (see Note 7).

Accounting standards related to the determination of fair value define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. We use a “mid-market” valuation convention (the mid-point price between bid and ask prices) as a practical expedient to measure fair value for the majority of our assets and liabilities subject to fair value measurement on a recurring basis. We primarily use the market approach for recurring fair value measurements and use valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs.

We categorize our assets and liabilities recorded at fair value based upon the following fair value hierarchy:

•

Level 1 valuations use quoted prices in active markets for identical assets or liabilities that are accessible at the measurement date. An active market is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

•

Level 2 valuations use inputs that, in the absence of actively quoted market prices, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: (a) quoted prices for similar assets or liabilities in active markets, (b) quoted prices for identical or similar assets or liabilities in markets that are not active, (c) inputs other than quoted prices that are observable for the asset or liability such as interest rates and yield curves observable at commonly quoted intervals and (d) inputs that are derived principally from or corroborated by observable market data by correlation or other means. Our Level 2 valuations utilize over-the-counter broker quotes, quoted prices for similar assets or liabilities that are corroborated by correlations or other mathematical means and other valuation inputs.

•

Level 3 valuations use unobservable inputs for the asset or liability. Unobservable inputs are used to the extent observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. We use the most meaningful information available from the market combined with internally developed valuation methodologies to develop our best estimate of fair value.

We utilize several different valuation techniques to measure the fair value of assets and liabilities, relying primarily on the market approach of using prices and other market information for identical and/or comparable assets and liabilities for those items that are measured on a recurring basis.

The fair value of certain investments is measured using the net asset value (NAV) per share as a practical expedient. Such investments measured at NAV are not required to be categorized within the fair value hierarchy.

Consolidation of Variable Interest Entities

A VIE is an entity with which we have a relationship or arrangement that indicates some level of control over the entity or results in economic risks to us. We consolidate a VIE if we have: a) the power to direct the significant activities of the VIE and b) the right or obligation to absorb profit and loss from the VIE (primary beneficiary). See Note 13.

Derivative Instruments and Mark-to-Market Accounting

We have from time-to-time entered into derivative instruments to hedge interest rate risk. If the instrument meets the definition of a derivative under accounting standards related to derivative instruments and hedging activities, the fair value of each derivative is recognized on the balance sheet as a derivative asset or liability and changes in the fair value are recognized in net income, unless criteria for certain exceptions are met. This recognition is referred to as “mark-to-market” accounting.

Changes in Accounting Standards

Topic 606, “Revenue from Contracts with Customers” - Since May 2014, the Financial Accounting Standards Board (FASB) has issued Accounting Standards Update (ASU) 2014-09, along with other supplemental guidance (together, Topic 606). Topic 606 introduced new, increased requirements for disclosure of revenue in financial statements and guidance intended to eliminate inconsistencies in the recognition of revenue. We adopted Topic 606 effective January 1, 2018 using the modified retrospective approach and elected the practical expedient available that allows an entity to recognize revenue in the amount to which the entity has the right to invoice related to performance completed to date. Our revenues are generally recognized when the underlying service has been provided in an amount prescribed by the related tariff. The new guidance did not change this pattern of recognition and therefore the adoption did not have a material effect on our reported results of operations, financial position or cash flows. Topic 606 also requires the separate presentation of “alternative revenue program” revenues on the income statement. We recorded $7 million in alternative revenue program revenues in 2018 related to our energy efficiency program and disclosed such activity in Note 4. See Note 4 for additional disclosures about revenues from contracts with customers.

Topic 842, “Leases” - In February 2016, the FASB issued ASU 2016-02 which created FASB Topic 842, Leases (Topic 842). Topic 842 amends previous GAAP to require the balance sheet recognition of substantially all lease assets and liabilities, including operating leases. Operating lease liabilities are not classified as debt for GAAP purposes under Topic 842 and are not treated as debt for regulatory purposes. Under current standards, all of Oncor’s existing leases meet the definition of an operating lease. Under the new rules, the recognition of any finance leases (currently known as capital leases) on the balance sheet would be classified as debt for GAAP purposes and are expected to be defined as debt for our regulatory capital structure purposes (see Note 9 for details) similar to the current capital lease treatment. We adopted Topic 842 on January 1, 2019 and will use certain practical expedients and policy elections available under the guidance including a practical expedient to not assess whether existing land easements that were not previously accounted for as leases are or contain a lease under Topic 842, an adoption method to not restate comparative periods and a policy election to forego the application of Topic 842 recognition requirements to short-term leases. The initial adoption of Topic 842 will affect our 2019 balance sheet, as our contracts for office space and fleet vehicles are currently classified as operating leases. The initial adoption of Topic 842 is expected to result in the recording of operating lease assets and operating lease obligations each in the amount of approximately $100 million with no impact to results of operations or cash flows.

Topic 715, “Compensation – Retirement Benefits” amended by ASU 2017-07, “Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost” - In March 2017, the FASB issued ASU 2017-07, an amendment to Topic 715. ASU 2017-07 requires the non-service cost components of net retirement benefit plan costs be presented as non-operating in the income statement. In addition, only the service cost component of net retirement benefit plan cost is eligible for capitalization as part of inventory or property, plant and equipment. We adopted ASU 2017-07 on January 1, 2018. The presentation of costs is required to be applied on a retrospective basis while the capitalization eligibility requirement is applied on a prospective basis. The guidance allows a practical expedient that permits use of previously disclosed service costs and non-service costs of the Pension and OPEB Plans in the comparative periods as appropriate estimates when recasting the presentation of these costs in the income statements. We have elected this practical expedient. For cash flow purposes on a prospective basis, non-service costs will be reflected as a reduction to operating cash flows, offset by lower cash used in investing activities (lower capital expenditures). The new guidance did not have a material effect on our results of operations, financial position or net change in total cash flows and we do not expect the guidance to have a material effect on our rate-making process. For the years 2016 and 2017, the adoption of

ASU 2017-07 resulted in a reclassification of expense of $28 million and $31 million from operation and maintenance expense to other income and (deductions), respectively, and a corresponding reclassification of benefit of $10 million and $11 million, respectively, from provision in lieu of income taxes to nonoperating provision in lieu of income taxes.

Topic 220, “Income Statement—Reporting Comprehensive Income” amended by ASU 2018-02, “Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income” - In February 2018, the FASB issued ASU 2018-02, an amendment to Topic 220. ASU 2018-02 allows a reclassification from accumulated other comprehensive income (AOCI) to capital accounts for stranded tax effects resulting from the TCJA which we expect to elect. Under ASU 2018-02, an entity will be required to provide certain disclosures regarding stranded tax effects, including its accounting policy related to releasing the income tax effects from AOCI. Our stranded tax effects in AOCI are approximately $4 million and will increase our capital account upon reclassification. ASU 2018-02 can be applied either as of the beginning of the period of adoption or retrospectively as of the date of enactment of the TCJA and to each period in which the effect of the TCJA is recognized. ASU 2018-02 is effective for our 2019 annual reporting period, including interim periods therein, with early adoption permitted. We adopted the standard on a prospective basis, January 1, 2019.

2.    EFH BANKRUPTCY PROCEEDINGS AND SEMPRA ACQUISITION

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In 2016, pursuant to a plan of reorganization confirmed by the bankruptcy court, the TCEH Debtors exited bankruptcy pursuant to the Vistra Spin-Off. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties of ours as of October 3, 2016. See Note 12 for details of Oncor’s related-party transactions with members of the Texas Holdings Group. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, the Sempra Acquisition occurred and Sempra acquired the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH as discussed in further detail below. Prior to consummation of the Sempra Acquisition, EFH Corp. had filed and confirmed other plans of reorganization and entered into various merger agreements with other parties in connection with the EFH Bankruptcy Proceedings that contemplated the transfer of its indirect ownership interest in Oncor, but those agreements were terminated and the contemplated transactions failed to close.

Sempra Acquisition

In August 2017, EFH Corp. and EFIH entered into an Agreement and Plan of Merger (Sempra Merger Agreement) with Sempra and one of its wholly-owned subsidiaries (collectively, the Sempra Parties) that contemplated the Sempra Parties acquiring the ownership interests in Oncor that were indirectly held by EFH Corp. The Sempra Acquisition closed on March 9, 2018 after obtaining the approval of the bankruptcy court in the EFH Bankruptcy Proceedings, the Federal Communications Commission and the PUCT. As a result of the Sempra Acquisition, EFH Corp. merged with an indirect subsidiary of Sempra, with EFH Corp. (renamed STH) continuing as the surviving company and an indirect, wholly-owned subsidiary of Sempra. The Sempra Merger Agreement did not impose any conditions on the EFH Debtors regarding Texas Transmission’s minority interest in Oncor. Accordingly, the Sempra Merger Agreement provided for the acquisition by Sempra of the 80.03% of Oncor’s membership interests owned indirectly by EFH Corp. and EFIH. In accordance with the Sempra Merger Agreement, Sempra paid cash consideration of approximately $9.45 billion to acquire the indirect 80.03% outstanding membership interest in Oncor. In addition, in a separate transaction, Oncor Holdings acquired 0.22% of the outstanding membership interests in Oncor from Investment LLC. After the Sempra Acquisition, Texas Transmission continued to own 19.75% of Oncor’s outstanding membership interests.

Pursuant to the terms of the Sempra Merger Agreement, in October 2017, Oncor and Sempra filed in PUCT Docket No 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the transactions contemplated by the amended joint plan of reorganization filed in September 2017 by the EFH Debtors (Sempra Plan). At its open meeting on March 8, 2018, the PUCT approved a final order adopting a settlement stipulation allowing the Sempra Acquisition to proceed. For more information regarding the Sempra Settlement Stipulation and the proceedings in PUCT Docket No. 47675, see “Sempra PUCT Proceedings” below.

In connection with the closing of the Sempra Acquisition, Oncor’s Limited Liability Company Agreement was amended and restated in its entirety on March 9, 2018. The Limited Liability Company Agreement, among other things, provides for the management of Oncor by a board of directors consisting of 13 members, including seven “disinterested directors” (as defined in the Limited Liability Company Agreement), two directors designated indirectly by Sempra, two directors designated by Texas Transmission (subject to certain conditions) and two directors that are current or former officers of Oncor.

Management Equity Purchase

On March 9, 2018, Oncor entered into an Interest Transfer Agreement (OMI Agreement) with Investment LLC, Oncor Holdings and Sempra. Pursuant to the 2008 Equity Interests Plan for Key Employees of Oncor Electric Delivery Company LLC and its affiliates, certain members of Oncor’s management, including Oncor’s executive officers and disinterested directors on Oncor’s board of directors, were granted the opportunity to purchase Class B equity interests (Class B Interests) in Investment LLC, an entity whose only assets consist of equity interests in Oncor. Investment LLC held 1,396,008 of the outstanding limited liability company interests in Oncor (the OMI Interests), which represented 0.22% of the outstanding membership interests in Oncor.

Pursuant to the OMI Agreement, concurrent with the closing of the Sempra Acquisition, Investment LLC transferred to Oncor Holdings all of the OMI Interests in exchange for $26 million in cash, which represents approximately $18.60 for each OMI Interest.

PUCT Matters Related to Sempra Acquisition

Pursuant to the terms of the Sempra Merger Agreement, in October 2017 Oncor and Sempra filed in PUCT Docket No. 47675 a joint application with the PUCT seeking certain regulatory approvals with respect to the Sempra Plan. In December 2017, Oncor and Sempra entered into a stipulation with the Staff of the PUCT, the Office of Public Utility Counsel, the Steering Committee of Cities Served by Oncor and the Texas Industrial Energy Consumers reflecting the parties’ settlement of all issues in the PUCT proceeding regarding the joint application. On January 5, 2018, Oncor, Sempra and the Staff of the PUCT made a joint filing with the PUCT requesting that the PUCT approve the acquisition, consistent with the governance, regulatory and operating commitments in a revised stipulation joined by two additional parties. On January 23, 2018, Oncor and Sempra filed an additional revision to the revised stipulation (Sempra Settlement Stipulation) and announced that two more parties had joined in the Sempra Settlement Stipulation. On February 2, 2018, Oncor and Sempra announced that all of the intervenors in PUCT Docket No. 47675 had signed on to the Sempra Settlement Stipulation. At its February 15, 2018 open meeting, the PUCT directed PUCT Staff to prepare an order based on the Sempra Settlement Stipulation for consideration by the PUCT at its open meeting on March 8, 2018. At the open meeting, the PUCT approved the final order.

The parties to the Sempra Settlement Stipulation agreed that Sempra’s acquisition of EFH Corp. was in the public interest and would bring substantial benefits. The Sempra Settlement Stipulation requested that the PUCT approve the Sempra Acquisition. The joint application filed with the PUCT, the Sempra Settlement Stipulation and the Sempra Order outline certain ring-fencing measures, governance mechanisms and restrictions that apply after the Sempra Acquisition. As a result of these ring-fencing measures, Sempra does not control Oncor, and the ring-fencing measures limit Sempra’s ability to direct the management, policies and operations of Oncor, including the deployment or disposition of Oncor’s assets, declarations of dividends, strategic planning and other important corporate issues and actions. These limitations include limited representation on the board of directors of Oncor.

Pursuant to the Sempra Order, following the consummation of the Sempra Acquisition, the board of directors of Oncor is required to consist of thirteen members and be constituted as follows:

•

seven members, which we refer to as disinterested directors, who (i) shall be independent directors in all material respects under the rules of the New York Stock Exchange in relation to Sempra or its subsidiaries and affiliated entities and any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and (ii) shall have no material relationship with Sempra or its subsidiaries or affiliated entities or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, currently or within the previous ten years;

•	two members shall be designated by Sempra (through Oncor Holdings);

•	two members shall be appointed by Texas Transmission; and

•

two members shall be current or former officers of Oncor (the Oncor Officer Directors), initially Robert S. Shapard and E. Allen Nye, Jr., who are the Chairman of the Board and Chief Executive, respectively.

In order for a current or former officer of Oncor to be eligible to serve as an Oncor Officer Director, the officer cannot have worked for Sempra or any of its affiliates (excluding Oncor Holdings and Oncor) or any other entity with a direct or indirect ownership interest in Oncor or Oncor Holdings in the ten-year period prior to the officer being employed by Oncor. Oncor Holdings, at the direction of STIH, has the right to nominate and/or seek the removal of the Oncor Officer Directors, subject to approval by a majority of the Oncor board of directors. STIH is a wholly-owned indirect subsidiary of, and controlled by, Sempra following the Sempra Acquisition.

In addition, the Sempra Order provides that Oncor’s board cannot be overruled by the board of Sempra or any of its subsidiaries on dividend policy, the issuance of dividends or other distributions (except for contractual tax payments), debt issuance, capital expenditures, operation and maintenance expenditures, management and service fees, and appointment or removal of board members, provided that certain actions may also require the additional approval of the Oncor Holdings board of directors. The Sempra Order also provides that any changes to the size, composition, structure or rights of the board must first be approved by the PUCT. In addition, if Sempra acquires Texas Transmission’s interest in Oncor, the two board positions on Oncor’s board of directors that Texas Transmission is entitled to appoint will be eliminated and the size of Oncor’s board of directors will be reduced by two.

Additional regulatory commitments, governance mechanisms and restrictions provided in the Sempra Order include, among others:

•

A majority of the disinterested directors of Oncor must approve any annual or multi-year budget if the aggregate amount of capital expenditures or operating and maintenance expenditures in such budget is more than a 10% increase or decrease from the corresponding amounts of such expenditures in the budget for the preceding fiscal year or multi-year period, as applicable;

•	Oncor will make minimum aggregate capital expenditures equal to at least $7.5 billion over the period from January 1, 2018 through December 31, 2022 (subject to certain possible adjustments);

•

Sempra was required to make, within 60 days after the Sempra Acquisition, its proportionate share of the aggregate equity investment in Oncor in an amount necessary for Oncor to achieve a capital structure consisting of 57.5% long-term debt to 42.5% equity, as calculated for regulatory purposes, and pursuant to that requirement Sempra contributed $117 million in cash commensurate with its ownership interest to Oncor on April 23, 2018, as discussed in further detail in Note 9;

•

Oncor may not pay any dividends or make any other distributions (except for contractual tax payments) if a majority of its disinterested directors determines that it is in the best interests of Oncor to retain such amounts to meet expected future requirements;

•

At all times, Oncor will remain in compliance with the debt-to-equity ratio established by the PUCT from time to time for ratemaking purposes, and Oncor will not pay dividends or other distributions (except for contractual tax payments), if that payment would cause its debt-to-equity ratio to exceed the debt-to-equity ratio approved by the PUCT;

•

If the credit rating on Oncor’s senior secured debt by any of the three major rating agencies falls below BBB (or the equivalent), Oncor will suspend dividends and other distributions (except for contractual tax payments), unless otherwise allowed by the PUCT;

•

Without the prior approval of the PUCT, neither Sempra nor any of its affiliates (excluding Oncor) will incur, guaranty or pledge assets in respect of any indebtedness that is dependent on the revenues of Oncor in more than a proportionate degree than the other revenues of Sempra or on the stock of Oncor, and there will be no debt at STH or STIH at any time following the closing of the Sempra Acquisition;

•

Neither Oncor nor Oncor Holdings will lend money to or borrow money from Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, and neither Oncor nor Oncor Holdings will share credit facilities with Sempra or any of its affiliates (other than Oncor subsidiaries), or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings;

•

Oncor will not seek recovery in rates of any expenses or liabilities related to EFH Corp.’s bankruptcy, or (1) any tax liabilities resulting from the Vistra Spin-Off, (2) any asbestos claims relating to non-Oncor operations of EFH Corp. or (3) any make-whole claims by holders of debt securities issued by EFH Corp. or EFIH, and Sempra was required to file with the PUCT a plan providing for the extinguishment of the liabilities described in items (1) through (3) above, which protects Oncor from any harm (which plan was filed with the PUCT on April 6, 2018 in PUCT Docket No. 48119);

•

There must be maintained certain “separateness measures” that reinforce the financial separation of Oncor from STH and STH’s owners, including a requirement that dealings between Oncor, Oncor Holdings and their subsidiaries with Sempra, any of Sempra’s other affiliates or any entity with a direct or indirect ownership interest in Oncor or Oncor Holdings, must be on an arm’s-length basis, limitations on affiliate transactions, separate recordkeeping requirements and a prohibition on pledging Oncor assets or stock for any entity other than Oncor;

•	No transaction costs or transition costs related to the Sempra Acquisition (excluding Oncor employee time) will be borne by Oncor’s customers nor included in Oncor’s rates;

•

Sempra will continue to hold indirectly at least 51% of the ownership interests in Oncor and Oncor Holdings for at least five years following the closing of the Sempra Acquisition, unless otherwise specifically authorized by the PUCT; and

•

Oncor will provide bill credits to electric delivery rates for ultimate credits to customers in an amount equal to 90% of any interest rate savings achieved due to any improvement in its credit ratings or market spreads compared to those as of June 30, 2017 until final rates are set in the next Oncor base rate case filed after PUCT Docket No. 46957 (except that savings will not be included in credits if already realized in rates); and one year after the Sempra Acquisition, Oncor will provide bill credits to electric delivery rates for inclusion in customer bills equal to 90% of any synergy savings until final rates are set in the next Oncor base rate proceeding after the 2017 rate review (PUCT Docket No. 46957), at which time any total synergy savings shall be reflected in Oncor’s rates. On September 7, 2018, Oncor filed its first semi-annual interest rate savings compliance report with the PUCT and began accruing a bill credit upon the issuance of its new senior secured notes in August 2018.

3.    REGULATORY MATTERS

Regulatory Assets and Liabilities

Recognition of regulatory assets and liabilities and the periods over which they are to be recovered or refunded through rate regulation reflect the decisions of the PUCT. Components of our regulatory assets and liabilities and their remaining recovery periods as of December 31, 2018 are provided in the table below. Amounts not earning a return through rate regulation are noted.

	Remaining Rate Recovery/Amortization Period at	At December 31,
	December 31, 2018	2018	2017
Regulatory assets:
Employee retirement liability (a)(b)(c)	To be determined	$648	$854
Employee retirement costs being amortized	9 years	297	331
Employee retirement costs incurred since the last rate review period (b)	To be determined	73	30
Self-insurance reserve (primarily storm recovery costs) being amortized	9 years	351	394
Self-insurance reserve incurred since the last rate review period (b)	To be determined	59	49
Securities reacquisition costs	Lives of related debt	10	12
Deferred conventional meter and metering facilities depreciation	2 years	36	57
Under-recovered AMS costs	9 years	185	206
Excess deferred taxes	Various	—	197
Energy efficiency performance bonus (a)	1 year or less	7	12
Other regulatory assets	Various	25	38

Total regulatory assets		1,691	2,180

Regulatory liabilities:
Estimated net removal costs	Lives of related assets	1,023	954
Excess deferred taxes	Primarily over lives of related assets	1,571	1,789
Over-recovered wholesale transmission service expense (a)	1 year or less	89	47
Other regulatory liabilities	Various	14	17

Total regulatory liabilities		2,697	2,807

Net regulatory assets (liabilities)		$(1,006)	$(627)

(a)	Not earning a return in the regulatory rate-setting process.
(b)	Recovery is specifically authorized by statute or by the PUCT, subject to reasonableness review.
(c)	Represents unfunded liabilities recorded in accordance with pension and OPEB accounting standards.

The excess deferred tax related balances are primarily the result of the TCJA corporate federal income tax rate reduction from 35% to 21%. These regulatory assets and liabilities reflect our obligation, as required by PUCT order in Docket No. 46957, to refund to utility customers any excess deferred tax related balances created by the reduction in the corporate federal income tax rate through reductions in our future tariffs.

DCRF (PUCT Docket No. 48231)

On April 5, 2018, we filed with the PUCT, as well as cities with original jurisdiction over Oncor’s rates, an application for approval of a DCRF. The DCRF will allow Oncor to recover, primarily through its tariff for retail delivery service, certain costs related to its 2017 distribution investments. We requested a $19 million increase in annual distribution revenues in our DCRF application. On June 13, 2018, we filed an unopposed stipulation that reduced the annual distribution revenue increase from $19 million to $15 million. The PUCT approved the stipulation on August 30, 2018, and the distribution tariffs became effective September 1, 2018.

Application to Decrease Rates Based on the TCJA of 2017 (PUCT Docket No. 48325)

In 2018, we made filings to incorporate the impacts of the TCJA into our tariffs, including the reduced corporate income tax rate from 35% to 21% and amortization of excess deferred federal income taxes. In the filings, we proposed a total net decrease in the revenue requirement used to set transmission and distribution rates of approximately $181 million annually as compared to the revenue requirement approved in Oncor’s most recent rate review, PUCT Docket No. 46957. The proposal included annual rate reductions of $144 million related to the reduction in income tax expense currently included in rates and $37 million related to the amortization of excess deferred income taxes over the lives of related assets. In September 2018, we reached an unopposed stipulation regarding an overall settlement of the TCJA impacts. The settlement includes, on an annual basis, $144 million related to the reduction of income tax expense currently in rates and $75 million related to amortization of excess deferred federal income taxes. The settlement rates have been implemented as follows on an interim basis pending final PUCT approval.

•

For transmission customers, our TCOS rate incorporated the tax rate reduction beginning March 27, 2018. On July 1, 2018, a new interim TCOS rate was approved, subject to reconciliation, including a reduction due to amortization of excess deferred federal income taxes. The settlement results in a reduction of about $79 million of annualized transmission base revenue requirement as compared to the revenue requirement approved in PUCT Docket No. 46957.

•

For distribution customers, interim rates implemented October 8, 2018 contain reductions for both the income tax expense currently in rates and the amortization of excess deferred tax expense. The settlement results in a reduction of about $140 million of annualized distribution base revenue requirement as compared to the revenue requirement approved in PUCT Docket No. 46957.

In addition, we agreed to refund the tax rate differential amounts collected and deferred since January 1, 2018, through the date the changed tariffs became effective. For transmission customers, we refunded tax amounts collected and deferred through March 26, 2018. For distribution customers, we refunded tax amounts collected and deferred through October 7, 2018. In total, the tax rate differential of $73 million was refunded as a bill credit in December 2018.

The pass-through of the impacts of the TCJA to ratepayers is not expected to impact net income. Amortization of excess deferred taxes will result in lower cash inflows as a result of reduced rates to end-use customers.

2017 Rate Review (PUCT Docket No. 46957)

In response to resolutions passed by numerous cities with original jurisdiction over electric utility rates, we filed rate review proceedings with the PUCT and original jurisdiction cities in our service territory in March 2017 based on a January 1, 2016 to December 31, 2016 test year.

In July 2017, we and certain parties to our rate review agreed to a settlement of that rate review, and on August 2, 2017 a settlement agreement was filed with the PUCT that settled all issues in the docket. On October 13, 2017, the PUCT issued an order approving the settlement of the rate review, subject to closing of the Sharyland Asset Exchange, which closed on November 9, 2017. As a result of the Sharyland Asset Exchange closing on November 9, 2017, the contingency in the PUCT order in PUCT Docket No. 46957 was met and our new rates as set forth in that order took effect on November 27, 2017. The order also required us to record as a regulatory liability, instead of revenue, the amount that we collected through our approved tariffs for federal income taxes that was above the new corporate federal income rate. Other significant findings include a change in our authorized return on equity to 9.80% and a change in our authorized regulatory capital structure to 57.5% debt to 42.5% equity. Our previous authorized return on equity was 10.25% and our previous authorized regulatory capital structure was 60% debt to 40% equity. The PUCT order required us to record a regulatory liability from November 27, 2017 until the new authorized regulatory capital structure was met to reflect our actual capitalization prior to achieving the authorized capital structure. Our authorized regulatory capital structure was met in May 2018, and therefore we ceased accruing amounts to the capital structure refund regulatory liability as of that time. The regulatory liability of $6 million was approved on September 14, 2018 in PUCT Docket No. 48522, and the liability was subsequently returned to customers in September 2018.

Also, in accordance with the rate review final order, effective November 27, 2017, the AMS surcharge ceased and ongoing AMS costs are being recovered through base rates which include the recovery of the AMS regulatory asset over a 10-year period. We continue to recover previously approved retired conventional meters over time as a regulatory asset.

Sharyland Asset Exchange (PUCT Docket No. 47469)

On July 21, 2017, we entered into the Sharyland Agreement with the Sharyland Entities. The Sharyland Agreement provided that we would exchange certain of our transmission assets and cash for certain of the Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. On October 13, 2017, the PUCT issued an order approving the Sharyland Asset Exchange and on November 9, 2017, the parties consummated the transactions. For more information on the Sharyland Agreement and the Sharyland Asset Exchange, see Note 14.

We are involved in various other regulatory proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

4.    REVENUES

General

Our revenue is billed monthly under tariffs approved by the PUCT and the majority of revenues are related to providing electric delivery service to consumers. Tariff rates are designed to recover the cost of providing electric delivery service to customers including a reasonable rate of return on invested capital. As the units delivered can be directly measured, our revenues are recognized when the underlying service has been provided in an amount prescribed by the related tariff. We recognize revenue in the amount that we have the right to invoice. Substantially all of our revenues are from contracts with customers (Topic 606 revenues) except for alternative revenue program revenues discussed below.

Reconcilable Tariffs

The PUCT has designated certain tariffs (primarily TCRF, EECRF and previously AMS surcharges and charges related to transition bonds) as reconcilable, which means the differences between amounts billed under these tariffs and the related incurred costs are deferred as either regulatory assets or regulatory liabilities. Accordingly, at prescribed intervals, future tariffs are adjusted to either repay regulatory liabilities or collect regulatory assets.

As a result of the 2017 rate review order effective November 27, 2017, the AMS surcharges ceased and AMS related expenses and return became recoverable through distribution base rates.

Alternative Revenue Program

The PUCT has implemented an incentive program allowing us to earn performance bonuses by exceeding PUCT energy efficiency program targets. This incentive program is considered an “alternative revenue program” for GAAP purposes and the related performance bonus revenues are outside of the scope of Topic 606. Annual performance bonuses are recognized as revenue when approved by the PUCT, typically in the third or fourth quarter each year. In 2018, the PUCT approved a $7 million bonus that we recognized in revenues in 2018.

Disaggregation of Revenues

The following table reflects electric delivery revenues disaggregated by tariff:

Year Ended December 31,
2018
Operating revenues
Revenues contributing to earnings:
Distribution base revenues	$2,139

Transmission base revenues (TCOS revenues)
Billed to third-party wholesale customers	548
Billed to REPs serving Oncor distribution customers, through TCRF	310

Total transmission base revenues	858
Other miscellaneous revenues	71

Total revenues contributing to earnings	3,068

Revenues collected for pass-through expenses:
TCRF - third-party wholesale transmission service	962
EECRF and other regulatory charges	71

Revenues collected for pass-through expenses	1,033

Total operating revenues	$4,101

Customers

Our distribution customers consist of approximately 90 REPs and certain electric cooperatives in our certificated service area. The consumers of the electricity we deliver are free to choose their electricity supplier from REPs who compete for their business. Our transmission base revenues are collected from load serving entities benefitting from our transmission system. Our transmission customers consist of municipalities, electric cooperatives and other distribution companies. REP subsidiaries of our two largest counterparties represented 23% and 19% of our total operating revenues for the year ended 2018, 22% and 18% for the year ended 2017 and 23% and 17% for the year ended 2016. No other customer represented more than 10% of our total operating revenues.

Variability

Our revenues and cash flows are subject to seasonality, timing of customer billings, weather conditions and other electricity usage drivers, with revenues being highest in the summer. Payment is due 35 days after invoicing. Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by nonaffiliated REPs are recoverable as a regulatory asset.

Pass-through Expenses

Expenses which are allowed to be passed-through to customers (primarily, third party wholesale transmission service and energy efficiency program costs) are generally recognized as revenue at the time the costs are incurred. Franchise taxes are assessed by local governmental bodies, based on kWh delivered and are not a “pass-through” item. The rates we charge customers are intended to recover the franchise taxes, but we are not acting as an agent to collect the taxes from customers; therefore, franchise taxes are reported as a principal component of “taxes other than amounts related to income taxes” instead of a reduction to “revenues” in the income statement.

5.    PROVISION IN LIEU OF INCOME TAXES

Tax Cuts and Jobs Act (TCJA)

On December 22, 2017, the TCJA was signed into law. Substantially all of the provisions of the TCJA are effective for our taxable years beginning January 1, 2018. The TCJA includes significant changes to the Code, including amendments which significantly change the taxation of business entities and includes specific provisions related to regulated public utilities such as Oncor. The most significant TCJA change that impacts us is the reduction in the corporate federal income tax rate from 35% to 21%. The specific provisions related to regulated public utilities in the TCJA applicable to us include the continued deductibility of interest expense, the elimination of bonus depreciation on certain property acquired after September 27, 2017 and certain rate normalization requirements for accelerated depreciation benefits.

Changes in the Code from the TCJA had a material impact on our financial statements in 2017. Under GAAP, specifically Topic 740, Income Taxes, the tax effects of changes in tax laws must be recognized when the law is enacted, or December 22, 2017 for the TCJA. Topic 740 also requires deferred tax assets and liabilities to be measured at the enacted tax rate expected to apply when temporary differences are to be realized or settled. Based on this, our liability in lieu of deferred income taxes was re-measured at the date of enactment using the new tax rate.

We have completed the measurement and accounting for the effects of the TCJA. The re-measurement of our liability in lieu of deferred income taxes related to our non-regulated operations resulted in a $21 million charge to the nonoperating provision in lieu of tax expense for the year ended December 31, 2017. The re-measurement of our liability in lieu of deferred income taxes related to our regulated operations resulted in a $1.6 billion decrease in our liability in lieu of deferred income taxes at December 22, 2017 and a corresponding increase in our regulatory liabilities.

Components of Liability in Lieu of Deferred Income Taxes

The components of our liability in lieu of deferred income taxes are provided in the table below.

	At December 31,
	2018	2017
Deferred Tax Related Assets:
Employee benefit liabilities	$234	$253
Regulatory liabilities	55	15
Other	6	7

Total	295	275

Deferred Tax Related Liabilities:
Property, plant and equipment	1,651	1,551
Regulatory assets	245	240
Other	1	1

Total	1,897	1,792

Liability in lieu of deferred income taxes - net	$1,602	$1,517

Provision (Benefit) in Lieu of Income Taxes

The components of our reported provision (benefit) in lieu of income taxes are as follows:

	Year Ended December 31,
	2018	2017(1)	2016(1)
Reported in operating expenses:
Current:
U.S. federal	$112	$(55)	$60
State	21	20	20
Deferred:
U.S. federal	21	303	191
State	—	—	—
Amortization of investment tax credits	(2)	(2)	(2)

Total reported in operating expenses	152	266	269

Reported in other income and deductions:
Current:
U.S. federal	(32)	(5)	(5)
State	—	—	—
Deferred federal	(3)	6	(10)

Total reported in other income and deductions	(35)	1	(15)

Total provision in lieu of income taxes	$117	$267	$254

(1)	As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1.

Reconciliation of provision in lieu of income taxes computed at the U.S. federal statutory rate to provision in lieu of income taxes:

	Year Ended December 31,
	2018	2017	2016
Income before provision in lieu of income taxes	$662	$686	$685

Provision in lieu of income taxes at the U.S. federal statutory rate of 21% for 2018 and 35% for 2017 and 2016	$139	$240	$240
Amortization of investment tax credits – net of deferred tax effect	(2)	(2)	(2)
Amortization of excess deferred taxes	(18)	(1)	(1)
Impact of federal statutory rate change from 35% to 21%	—	21	—
Texas margin tax, net of federal tax benefit	17	13	13
Nontaxable gains on benefit plan investments	(1)	(4)	—
Other, including audit settlements	(18)	—	4

Reported provision in lieu of income taxes	$117	$267	$254

Effective rate	17.7%	38.9%	37.1%

The net amounts of $1.602 billion and $1.517 billion reported in the balance sheets at December 31, 2018 and 2017, respectively, as liability in lieu of deferred income taxes include amounts previously recorded as net deferred tax liabilities. Upon the sale of equity interests to Texas Transmission and Investment LLC in 2008, we became a partnership for U.S. federal income tax purposes, and the temporary differences that gave rise to the deferred taxes will, over time, become taxable to the equity holders. Under a tax sharing agreement among us and our equity holders (see Note 1), we make payments to the equity holders related to income taxes when amounts would have become due to the IRS if Oncor was taxed as a corporation. Accordingly, as the temporary differences become taxable, we will pay the equity holders. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability will continue to be included in Oncor’s rate setting processes.

Accounting For Uncertainty in Provision in Lieu of Income Taxes

The statute of limitations is open for our partnership tax returns for the years beginning after December 31, 2009, however, the IRS has declined to review the tax returns for the years ended prior to January 1, 2016. Texas margin tax returns are under examination or still open for examination for tax years beginning after 2014. We are not a member of any consolidated federal tax group and assess our liability for uncertain tax positions in our partnership returns.

We had no uncertain tax positions in 2018. The following table summarizes the changes to the uncertain tax positions reported in other noncurrent liabilities in our consolidated balance sheet during the years ended December 31, 2017 and 2016:

	2017	2016
Balance at January 1, excluding interest and penalties	$3	$3
Reductions based on tax positions related to prior years	(3)	—

Balance at December 31, excluding interest and penalties	$—	$3

As of December 31, 2016, the $3 million balance represents tax positions for which the uncertainty relates to the timing of recognition for tax purposes. In the first quarter 2017, EFH Corp. settled all open tax claims with the IRS. As a result, we reduced the liability for uncertain tax positions by $3 million. This reduction is reported as a decrease in income taxes in 2017.

Noncurrent liabilities included no accrued interest related to uncertain tax positions at December 31, 2018 and 2017. There were no amounts recorded related to interest and penalties in the years ended December 31, 2018, 2017 and 2016. The federal income tax benefit on the interest accrued on uncertain tax positions, if any, is recorded as liability in lieu of deferred income taxes.

6.    SHORT-TERM BORROWINGS

At December 31, 2018 and 2017, outstanding short-term borrowings under our commercial paper program (CP Program) and revolving credit facility (Credit Facility) consisted of the following:

	At December 31,
	2018	2017
Total borrowing capacity	$2,000	$2,000
Commercial paper outstanding (a)	(813)	—
Credit facility outstanding (b)	—	(950)
Letters of credit outstanding (c)	(9)	(9)

Available unused credit	$1,178	$1,041

a)	The weighted average interest rate for commercial paper at December 31, 2018 was 2.74%.
b)	The weighted average interest rate for the Credit Facility at December 31, 2017 was 2.62%.
c)	Interest rates on outstanding letters of credit at December 31, 2018 and December 31, 2017 were 1.200% and 1.325%, respectively, based on our credit ratings.

CP Program

In March 2018, we established the CP Program, under which we may issue unsecured commercial paper notes (Notes) on a private placement basis up to a maximum aggregate face or principal amount outstanding at any time of $2.0 billion. We also entered into commercial paper dealer agreements (Dealer Agreements) with commercial paper dealers (Dealers). The Dealer Agreements are substantially identical in all material respects except as to the parties thereto. A national bank acts as the issuing and paying agent under the CP Program pursuant to the terms of an issuing and paying agent agreement.

The proceeds of Notes issued under the CP Program are used for working capital and general corporate purposes. The CP Program obtains liquidity support from our Credit Facility discussed below. If at any time funds are not available on favorable terms under the CP Program, we may utilize the Credit Facility for funding.

The Dealer Agreements provide the terms under which the Dealers will either purchase from us or arrange for the sale by us of Notes pursuant to an exemption from federal and state securities laws. The Dealer Agreements contain customary representations, warranties, covenants and indemnification provisions. The maturities of the Notes will vary, but may not exceed 364 days from the date of issue. The Notes will be sold at a discount from par or, alternatively, will be sold at par and bear interest. Interest rates will vary based upon market conditions at the time of issuance of the Notes and may be fixed or floating determined by reference to a base rate and spread.

From time to time, one or more of the Dealers and certain of their respective affiliates have provided, and may in the future provide, commercial banking, investment banking and other financial advisory services to us and our affiliates for which the Dealers have received or will receive customary fees and expenses. In addition, certain of the Dealers or their affiliates are lenders under the Credit Facility.

Revolving Credit Facility

In November 2017, we entered into a $2.0 billion unsecured revolving credit facility (Credit Facility) to be used for working capital and general corporate purposes, issuances of letters of credit and support for any commercial paper issuances. We may request increases in our borrowing capacity in increments of not less than $100 million, not to exceed $400 million in the aggregate, provided certain conditions are met, including lender approvals. The Credit Facility has a five-year term expiring in November 2022 and gives us the option of requesting up to two one-year extensions, with such extensions subject to certain conditions and lender approvals. The Credit Facility replaced our previous $2.0 billion secured revolving credit facility (previous credit facility), which was terminated in connection with our entrance into the Credit Facility. Borrowings under our previous credit facility were secured with the lien of the Deed of Trust discussed in Note 7 below.

Borrowings under the Credit Facility bear interest at per annum rates equal to, at our option, (i) adjusted LIBOR plus a spread ranging from 0.875% to 1.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt or (ii) an alternate base rate (the highest of (1) the prime rate of JPMorgan Chase, (2) the federal funds effective rate plus 0.50%, and (3) adjusted LIBOR plus 1.00%) plus a spread ranging from 0.00% to 0.50% depending on credit ratings assigned to our senior secured non-credit enhanced long-term debt. Amounts borrowed under the Credit Facility, once repaid, can be borrowed again from time to time.

An unused commitment fee is payable quarterly in arrears and upon termination or commitment reduction at a rate equal to 0.075% to 0.225% (such spread depending on certain credit ratings assigned to our senior secured debt) of the daily unused commitments under the Credit Facility. Letter of credit fees on the stated amount of letters of credit issued under the Credit Facility are payable to the lenders quarterly in arrears and upon termination at a rate per annum equal to the spread over adjusted LIBOR. Customary fronting and administrative fees are also payable to letter of credit fronting banks. At December 31, 2018, letters of credit bore interest at 1.20%, and a commitment fee (at a rate of 0.125% per annum) was payable on the unfunded commitments under the Credit Facility, each based on our current credit ratings.

Under the terms of the Credit Facility, the commitments of the lenders to make loans to us are several and not joint. Accordingly, if any lender fails to make loans to us, our available liquidity could be reduced by an amount up to the aggregate amount of such lender’s commitments under the facility.

The Credit Facility contains customary covenants for facilities of this type, restricting, subject to certain exceptions, us and our subsidiaries from, among other things: incurring certain additional liens (not including liens relating to obligations secured pursuant to our Deed of Trust, which are permitted); entering into mergers and consolidations; sales of substantial assets and acquisitions and investments in subsidiaries. In addition, the Credit Facility requires that we maintain a consolidated senior debt-to-capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. For purposes of the ratio, debt is calculated as indebtedness defined in the Credit Facility (principally, the sum of long-term debt, any capital leases, short-term debt and debt due currently in accordance with GAAP). Capitalization is calculated as membership interests determined in accordance with GAAP plus indebtedness described above. At December 31, 2018, we were in compliance with this and all other covenants.

7.    LONG-TERM DEBT

Our senior notes are secured by a first priority lien on certain transmission and distribution assets equally and ratably with all of Oncor’s other secured indebtedness. See “Deed of Trust” below for additional information. At December 31, 2018 and 2017, our long-term debt consisted of the following:

	December 31,
	2018	2017
Secured:
6.80% Fixed Senior Notes due September 1, 2018	$—	$550
2.15% Fixed Senior Notes due June 1, 2019	250	250
5.75% Fixed Senior Notes due September 30, 2020	126	126
4.10% Fixed Senior Notes due June 1, 2022	400	400
7.00% Fixed Debentures due September 1, 2022	482	800
2.95% Fixed Senior Notes due April 1, 2025	350	350
3.70% Fixed Senior Notes due November 15, 2028	350	—
5.75% Fixed Senior Notes due March 15, 2029	318	—
7.00% Fixed Senior Notes due May 1, 2032	500	500
7.25% Fixed Senior Notes due January 15, 2033	350	350
7.50% Fixed Senior Notes due September 1, 2038	300	300
5.25% Fixed Senior Notes due September 30, 2040	475	475
4.55% Fixed Senior Notes due December 1, 2041	400	400
5.30% Fixed Senior Notes due June 1, 2042	500	500
3.75% Fixed Senior Notes due April 1, 2045	550	550
3.80% Fixed Senior Notes due September 30, 2047	325	325
4.10% Fixed Senior Notes due November 15, 2048	450	—

Secured long-term debt	6,126	5,876
Unsecured:
Term loan credit agreement due no later than March 26, 2019	—	275
Term loan credit agreement maturing December 9, 2019	350	—

Total long-term debt	6,476	6,151
Unamortized discount and debt issuance costs	(41)	(34)
Less amount due currently	(600)	(550)

Long-term debt, less amounts due currently	$5,835	$5,567

Debt-Related Activity in 2018

Debt Repayments

Repayments of long-term debt in 2018 consisted of $275 million aggregate principal amount of the term loan credit agreement due March 26, 2019 and $550 million aggregate principal amount of our 6.80% senior secured notes due September 1, 2018 (2018 Notes). The term loan credit agreement was repaid in full, and the 2018 Notes were defeased on August 10, 2018.

Debt Issuances

Senior Secured Notes

In August 2018, we issued $350 million aggregate principal amount of 3.70% senior secured notes due November 15, 2028 (the 2028 Notes) and $450 million aggregate principal amount of 4.10% senior secured notes due November 15, 2048 (the 2048 Notes and, together with the 2028 Notes, the New Notes). We used the proceeds (net of the initial purchasers’ discount, fees and expenses) of $791 million from the sale of the New Notes for general corporate purposes, including to pay the amount required for defeasance of our 2018 Notes, to repay the $131 million outstanding under our term loan credit agreement, and to repay notes due under our CP Program. The New Notes are secured by a first priority lien, and are secured equally and ratably with all of our other secured indebtedness.

Interest on the New Notes is payable in cash semiannually in arrears on May 15 and November 15 of each year, and the first interest payment was November 15, 2018. Prior to August 15, 2028, in the case of the 2028 Notes, and May 15, 2048, in the case of the 2048 Notes, we may redeem such Notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after August 15, 2028, in the case of the 2028 Notes, and May 15, 2048, in the case of the 2048 Notes, we may redeem such New Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such New Notes, plus accrued and unpaid interest. The New Notes also contain customary events of default, including failure to pay principal or interest when due.

The New Notes and 2029 Notes (defined below) were issued in separate private placements. In January 2019, we completed an offering with the holders of the New Notes and 2029 Notes to exchange their respective New Notes and 2029 Notes for notes that have terms identical in all material respects to the New Notes and 2029 Notes (Exchange Notes), except that the Exchange Notes do not contain terms with respect to transfer restrictions, registration rights and payment of additional interest for failure to observe certain obligations in a certain registration rights agreement. The Exchange Notes were registered on a Form S-4, which was declared effective in December 2018.

Debt Exchange

On November 30, 2018, we issued $318 million aggregate principal amount of 5.75% Senior Secured Notes due 2029 (the “2029 Notes”) in exchange for a like principal amount of our outstanding 7.00% Debentures due 2022 (the “2022 Notes”). We received no proceeds from the exchange.

The 2029 Notes bear interest at a rate of 5.75% per annum and mature on March 15, 2029. Interest on the 2029 Notes is payable in cash semiannually in arrears on March 15 and September 15 of each year, and the first interest payment is due on March 15, 2019. Prior to December 15, 2028, Oncor may redeem the New Notes at any time, in whole or in part, at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. On and after December 15, 2028, Oncor may redeem the New Notes at any time, in whole or in part, at a redemption price equal to 100% of the principal amount of such New Notes, plus accrued and unpaid interest. The 2029 Notes, the Indenture and the Deed of Trust also contain customary events of default, including failure to pay principal or interest on the New Notes when due, among others.

Term Loan Credit Agreement

On December 10, 2018, we entered into an unsecured term loan credit agreement in an aggregate principal amount of $350 million. We used the proceeds (net of the fees and expenses) for general corporate purposes, including to repay notes under our CP Program. The term loan credit agreement has a 12-month term maturing on December 9, 2019, and may be extended at our option up to an additional six months.

At December 31, 2018, we had outstanding borrowings of $350 million under the term loan credit agreement bearing interest at a rate per annum of 3.44%.

Loans under the term loan credit agreement bear interest at per annum rates equal to, at our option, (i) LIBOR plus 0.55%, until December 9, 2019, and LIBOR plus 0.60% on or after December 10, 2019, or (ii) an alternate base rate (the highest of (1) the prime rate of Mizuho, (2) the federal funds effective rate plus 0.50%, and (3) daily one-month LIBOR plus 1.00%).

The term loan credit agreement contains customary covenants for facilities of this type, restricting, subject to certain exceptions, us and our subsidiaries from, among other things, incurring additional liens, entering into mergers and consolidations, and sales of substantial assets. In addition, the term loan credit agreement requires that we maintain a consolidated senior debt to capitalization ratio of no greater than 0.65 to 1.00 and observe certain customary reporting requirements and other affirmative covenants. At December 31, 2018, we were in compliance with the covenants under our term loan credit agreement.

The term loan credit agreement also contains customary events of default for facilities of this type the occurrence of which would allow the lenders to accelerate all outstanding loans and terminate their commitments, including certain changes in control of Oncor that are not permitted transactions under the term loan credit agreement, cross-default provisions in the event Oncor or any of its subsidiaries defaults on indebtedness in a principal amount in excess of $100 million or receives judgments for the payment of money in excess of $100 million that are not discharged within 60 days.

Deed of Trust

Our secured indebtedness is secured equally and ratably by a first priority lien on property we acquired or constructed for the transmission and distribution of electricity. The property is mortgaged under the Deed of Trust. The Deed of Trust permits us to secure indebtedness (excluding borrowings under the Credit Facility and the term loan credit agreement) with the lien of the Deed of Trust up to the aggregate of (i) the amount of available bond credits, and (ii) 85% of the lower of the fair value or cost of certain property additions that could be certified to the Deed of Trust collateral agent. At December 31, 2018, the amount of available bond credits was approximately $3.586 billion and the amount of future debt we could secure with property additions, subject to those property additions being certified to the Deed of Trust collateral agent, was $2.587 billion.

Maturities

Long-term debt maturities at December 31, 2018, are as follows:

Year	Amount
2019	$600
2020	126
2021	—
2022	882
2023	—
Thereafter	4,868
Unamortized discount and debt issuance costs	(41)

Total	$6,435

Fair Value of Long-Term Debt

At December 31, 2018 and 2017, the estimated fair value of our long-term debt (including current maturities) totaled $7.086 billion and $7.153 billion, respectively, and the carrying amount totaled $6.435 billion and $6.117 billion, respectively. The fair value is estimated using observable market data, representing Level 2 valuations under accounting standards related to the determination of fair value.

8.    COMMITMENTS AND CONTINGENCIES

EFH Bankruptcy Proceedings and Sempra Acquisition

In April 2014, EFH Corp. and the substantial majority of its direct and indirect subsidiaries at the time, including EFIH, EFCH and TCEH, commenced proceedings under Chapter 11 of the U.S. Bankruptcy Code. The Oncor Ring-Fenced Entities were not parties to the EFH Bankruptcy Proceedings. In connection with the plans of reorganization in the EFH Bankruptcy Proceedings, on March 9, 2018, the Sempra Acquisition was completed. See Note 2 for further information regarding the resolution of the EFH Bankruptcy Proceedings and the Sempra Acquisition and Note 11 for our related-party transactions involving members of the Texas Holdings Group and Sempra.

Leases

At December 31, 2018, our future minimum lease payments under our operating leases (with initial or remaining noncancelable lease terms in excess of one year) were as follows:

Year	Amount
2019	$29
2020	22
2021	20
2022	15
2023	8
Thereafter	5

Total future minimum lease payments	$99

Rent charged to operation and maintenance expense totaled $28 million, $27 million and $9 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Capital Expenditures

As part of the Sempra Acquisition, Oncor has committed to make minimum aggregate capital expenditures equal to at least $7.5 billion over the 5-year period ending December 31, 2022 as discussed in Note 2.

Energy Efficiency Spending

We are required to annually invest in programs designed to improve customer electricity demand efficiencies to satisfy ongoing regulatory requirements. The 2019 requirement is $50 million, which is recoverable in rates.

Legal/Regulatory Proceedings

We are involved in various legal and administrative proceedings in the normal course of business, the ultimate resolution of which, in the opinion of management, should not have a material effect upon our financial position, results of operations or cash flows.

Labor Contracts

At December 31, 2018, approximately 18% of our full time employees were represented by a labor union and covered by a collective bargaining agreement with an expiration date of October 25, 2019.

Environmental Contingencies

We must comply with environmental laws and regulations applicable to the handling and disposal of hazardous waste. We are in compliance with all current laws and regulations; however, the impact, if any, of changes to existing regulations or the implementation of new regulations is not determinable. The costs to comply with environmental regulations can be significantly affected by the following external events or conditions:

•	changes to existing state or federal regulation by governmental authorities having jurisdiction over control of toxic substances and hazardous and solid wastes, and other environmental matters, and

•	the identification of additional sites requiring clean-up or the filing of other complaints in which we may be asserted to be a potential responsible party.

We have not identified any significant potential environmental liabilities at this time.

9.    MEMBERSHIP INTERESTS

Cash Distributions

Distributions are limited by the requirement to maintain our regulatory capital structure at or below the assumed debt-to-equity ratio established periodically by the PUCT for ratemaking purposes. The PUCT has the authority to determine what types of debt and equity are included in a utility’s debt-to-equity ratio. For purposes of this ratio, debt is calculated as long-term debt including capital leases plus unamortized gains on reacquired debt less unamortized issuance expenses, premiums and losses on reacquired debt. Equity is calculated as membership interests determined in accordance with GAAP, excluding the effects of acquisition accounting from a 2007 transaction (which included recording the initial goodwill and fair value adjustments and subsequent related impairments and amortization).

Our PUCT authorized capital structure is 57.5% debt to 42.5% equity effective November 27, 2017 based on the PUCT order issued in PUCT Docket No. 46957 (see Note 3 for additional information). Our previous PUCT authorized capital structure was 60% debt to 40% equity. At December 31, 2018, $41 million was available for distribution to our members, as our regulatory capitalization ratio was 57.3% debt to 42.7% equity. The PUCT order required us to record a regulatory liability from November 27, 2017 until the new authorized regulatory capital structure was met to reflect our actual capitalization prior to achieving the authorized capital structure. Our authorized regulatory capital structure was met in May 2018, and therefore we ceased accruing amounts to the capital structure refund regulatory liability as of that time. The regulatory liability of $6 million was approved on September 14, 2018 in PUCT Docket No. 48522, and the liability was subsequently returned to customers in September 2018.

On February 20, 2019, our board of directors declared a cash distribution of $71 million, which was paid to our members on February 22, 2019. During 2018, our board of directors declared, and we paid, the following cash distributions to our members:

Declaration Date	Payment Date	Amount
October 24, 2018	November 6, 2018	$179
July 25, 2018	August 1, 2018	$30

During 2017, our board of directors declared, and we paid, the following cash distributions to our members:

Declaration Date	Payment Date	Amount
July 26, 2017	August 1, 2017	$65
April 26, 2017	April 27, 2017	$86
March 22, 2017	March 24, 2017	$86

Cash Contributions

On February 19, 2019, we received cash capital contributions from our members totaling $70 million. During 2018, we received the following capital cash contributions from our members.

Received	Amount
November 2018	$140
April 2018	$144

Accumulated Other Comprehensive Income (Loss)

The following table presents the changes to accumulated other comprehensive income (loss) for the years ended December 31, 2018, 2017 and 2016 net of tax.

	Cash Flow Hedges – Interest Rate Swap	Defined Benefit Pension and OPEB Plans	Accumulated Other Comprehensive Income (Loss)
Balance at December 31, 2015	$(22)	$(91)	$(113)
Defined benefit pension plans	—	—	—
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	—	2

Balance at December 31, 2016	$(20)	$(91)	$(111)

Defined benefit pension plans	—	8	8
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	—	2

Balance at December 31, 2017	$(18)	$(83)	$(101)

Defined benefit pension plans	—	(65)	(65)
Amounts reclassified from accumulated other comprehensive income (loss) and reported in interest expense and related charges	2	—	2

Balance at December 31, 2018	$(16)	$(148)	$(164)

10.    EMPLOYEE BENEFIT PLANS

Regulatory Recovery of Pension and OPEB Costs

PURA provides for our recovery of pension and OPEB costs applicable to services of our active and retired employees, as well as services of certain EFH Corp./Vistra active and retired employees for periods prior to the deregulation and disaggregation of EFH Corp.’s electric utility businesses effective January 1, 2002 (recoverable service). Accordingly, in 2005, we entered into an agreement with a predecessor of EFH Corp. whereby we assumed responsibility for applicable pension and OPEB costs related to those personnel’s recoverable service. We subsequently entered into agreements with EFH Corp. and a Vistra affiliate regarding provision of these benefits. Pursuant to our agreement with the Vistra affiliate, we now sponsor an OPEB plan that provides certain retirement healthcare and life insurance benefits to eligible former Oncor, EFH Corp. and Vistra employees for whom both Oncor and Vistra bear a portion of the benefit responsibility. See “OPEB Plans” below for more information.

We are authorized to establish a regulatory asset or liability for the difference between the amounts of pension and OPEB costs approved in current billing rates and the actual amounts that would otherwise have been recorded as charges or credits to earnings related to recoverable service. Amounts deferred are ultimately subject to regulatory approval. At December 31, 2018 and 2017, we had recorded regulatory assets totaling $1.018 billion and $1.215 billion, respectively, related to pension and OPEB costs, including amounts related to deferred expenses as well as amounts related to unfunded liabilities that otherwise would be recorded as other comprehensive income.

We have also assumed primary responsibility for pension benefits of a closed group of retired and terminated vested plan participants not related to our regulated utility business (non-recoverable service) in a 2012 transaction. Any retirement costs associated with non-recoverable service is not recoverable through rates.

Pension Plans

We sponsor the Oncor Retirement Plan and also have liabilities under the Vistra Retirement Plan (formerly EFH Retirement Plan), both of which are qualified pension plans under Section 401(a) of the Code, and are subject to the provisions of ERISA. Employees do not contribute to either plan. These pension plans provide benefits to participants under one of two formulas: (i) a Cash Balance Formula under which participants earn monthly contribution credits based on their compensation and a combination of their age and years of service, plus monthly interest credits or (ii) a Traditional Retirement Plan Formula based on years of service and the average earnings of the three years of highest earnings. The interest component of the Cash Balance Formula is variable and is determined using the yield on 30-year Treasury bonds. Under the Cash Balance Formula, future increases in earnings will not apply to prior service costs.

All eligible employees hired after January 1, 2001 participate under the Cash Balance Formula. Certain employees, who, prior to January 1, 2002, participated under the Traditional Retirement Plan Formula, continue their participation under that formula. It is the sponsors’ policy to fund the plans on a current basis to the extent required under existing federal tax and ERISA regulations.

We also have the Supplemental Retirement Plan for certain employees whose retirement benefits cannot be fully earned under the qualified retirement plan. Supplemental Retirement Plan amounts are included in the reported pension amounts below.

At December 31, 2018, the pension plans’ projected benefit obligation included a net actuarial gain of $232 million for 2018 due primarily to an increase in the discount rate. Actual returns on pension plan assets in 2018 were less than the expected return on assets by $299 million resulting in a net actuarial loss of $67 million. We expect the pension plans’ estimated amortizations of net actuarial losses to decrease by $20 million in 2019 reflecting these changes.

OPEB Plans

We currently sponsor two OPEB Plans. One plan covers our eligible current and future retirees whose services are 100% attributed to the regulated business. Effective January 1, 2018, we established a second plan to cover EFH Corp./Vistra retirees and eligible current and future retirees whose employment services were assigned to both Oncor (or a predecessor regulated utility business) and the non-regulated business of EFH Corp./Vistra. Vistra is solely responsible for its portion of the liability for retiree benefits related to those retirees. The establishment of the second plan is not expected to have an impact on our financial statements.

OPEB plans’ contributions are generally required to be made at least annually based on OPEB expense included in rates. Contributions are placed in an irrevocable external trust fund dedicated to the payment of OPEB expenses.

At December 31, 2018, the OPEB plans’ projected benefit obligation included a net actuarial gain of $196 million for 2018 including $88 million from an increase in the discount rate and $108 million from changes associated with updates to census data, mortality, health care claims and trend assumptions. Actual returns on OPEB plans’ assets in 2018 were less than the expected return on assets by $19 million resulting in a net actuarial gain of $177 million. We expect the OPEB plans’ estimated amortizations of net actuarial losses to decrease by $38 million in 2019 reflecting these changes.

Pension and OPEB Costs Recognized as Expense

Pension and OPEB amounts provided herein include amounts related only to our portion of the various plans based on actuarial computations and reflect our employee and retiree demographics as described above. Our net costs related to pension and OPEB plans for the years ended December 31, 2018, 2017 and 2016 were comprised of the following:

	Year Ended December 31,
	2018	2017	2016
Pension costs	$77	$85	$76
OPEB costs	70	58	62

Total benefit costs	147	143	138
Less amounts recognized principally as property or a regulatory asset	(69)	(98)	(100)

Net amounts recognized as operation and maintenance expense or other deductions	$78	$45	$38

The calculated value method is used to determine the market-related value of the assets held in the trust for purposes of calculating our pension costs. Realized and unrealized gains or losses in the market-related value of assets are included over a rolling four-year period. Each year, 25% of such gains and losses for the current year and for each of the preceding three years is included in the market-related value. Each year, the market-related value of assets is increased for contributions to the plan and investment income and is decreased for benefit payments and expenses for that year.

The fair value method is used to determine the market-related value of the assets held in the trust for purposes of calculating OPEB cost.

Detailed Information Regarding Pension and OPEB Benefits

The following pension and OPEB information is based on December 31, 2018, 2017 and 2016 measurement dates:

	Pension Plans			OPEB Plans
	Year Ended December 31,			Year Ended December 31,
	2018	2017	2016	2018	2017	2016
Assumptions Used to Determine Net Periodic Pension and OPEB Costs:
Discount rate	3.54%	4.05%	4.30%	3.73%	4.35%	4.60%
Expected return on plan assets	5.11%	5.17%	5.54%	6.20%	6.10%	6.30%
Rate of compensation increase	4.46%	3.33%	3.29%	—	—	—

Components of Net Pension and OPEB Costs:
Service cost	$27	$24	$23	$8	$7	$7
Interest cost	121	131	134	44	47	49
Expected return on assets	(120)	(115)	(122)	(9)	(8)	(9)
Amortization of prior service cost (credit)	—	—	—	(30)	(20)	(20)
Amortization of net loss	49	45	41	57	32	35

Net periodic pension and OPEB costs	$77	$85	$76	$70	$58	$62

Other Changes in Plan Assets and Benefit Obligations Recognized as Regulatory Assets or in Other Comprehensive Income:
Net loss (gain)	$67	$(11)	$41	$(177)	$139	$10
Amortization of net loss	(49)	(45)	(41)	(57)	(32)	(35)
Plan amendments	—	—	—	—	(78)	—
Amortization of prior service (cost) credit	—	—	—	30	20	20

Total recognized as regulatory assets or other comprehensive income	18	(56)	—	(204)	49	(5)

Total recognized in net periodic pension and OPEB costs and as regulatory assets or other comprehensive income	$95	$29	$76	$(134)	$107	$57

	Pension Plans			OPEB Plans
	Year Ended December 31,			Year Ended December 31,
	2018	2017	2016	2018	2017	2016
Assumptions Used to Determine Benefit Obligations at Period End:
Discount rate	4.18%	3.54%	4.05%	4.41%	3.73%	4.35%
Rate of compensation increase	4.53%	4.46%	3.33%	—	—	—

	Pension Plans		OPEB Plans
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Change in Projected Benefit Obligation:
Projected benefit obligation at beginning of year	$3,500	$3,307	$1,198	$1,116
Service cost	27	24	8	7
Interest cost	121	131	44	47
Participant contributions	—	—	19	19
Plan amendments	—	—	—	(78)
Actuarial (gain) loss	(232)	201	(196)	154
Benefits paid	(175)	(163)	(67)	(67)
Annuity purchase	(79)	—	—	—

Projected benefit obligation at end of year	$3,162	$3,500	$1,006	$1,198

Accumulated benefit obligation at end of year	$3,069	$3,387	$—	$—

Change in Plan Assets:
Fair value of assets at beginning of year	$2,600	$2,287	$149	$143
Actual return (loss) on assets	(179)	327	(10)	23
Employer contributions	82	149	41	31
Participant contributions	—	—	19	19
Benefits paid	(175)	(163)	(67)	(67)
Annuity purchase	(79)	—	—	—

Fair value of assets at end of year	$2,249	$2,600	$132	$149

Funded Status:
Projected benefit obligation at end of year	$(3,162)	$(3,500)	$(1,006)	$(1,198)
Fair value of assets at end of year	2,249	2,600	132	149

Funded status at end of year	$(913)	$(900)	$(874)	$(1,049)

	Pension Plans		OPEB Plans
	Year Ended December 31,		Year Ended December 31,
	2018	2017	2018	2017
Amounts Recognized in the Balance Sheet Consist of:
Liabilities:
Other current liabilities	$(4)	$(4)	$(7)	$(12)
Other noncurrent liabilities	(909)	(896)	(867)	(1,037)

Net liability recognized	$(913)	$(900)	$(874)	$(1,049)

Regulatory assets:
Net loss	$534	$538	$171	$402
Prior service cost (credit)	—	—	(57)	(86)

Net regulatory asset recognized	$534	$538	$114	$316

Accumulated other comprehensive net loss	$147	$124	$1	$3

The following tables provide information regarding the assumed health care cost trend rates.

	Year Ended December 31,
	2018	2017
Assumed Health Care Cost Trend Rates – Not Medicare Eligible:
Health care cost trend rate assumed for next year	7.60%	8.00%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2026	2026

Assumed Health Care Cost Trend Rates – Medicare Eligible:
Health care cost trend rate assumed for next year	8.70%	9.40%
Rate to which the cost trend is expected to decline (the ultimate trend rate)	4.50%	4.50%
Year that the rate reaches the ultimate trend rate	2027	2026

	1-Percentage Point Increase	1-Percentage Point Decrease
Sensitivity Analysis of Assumed Health Care Cost Trend Rates:
Effect on accumulated postretirement obligation	$124	$(103)
Effect on postretirement benefits cost	7	(5)

The following table provides information regarding pension plans with projected benefit obligations (PBO) and accumulated benefit obligations (ABO) in excess of the fair value of plan assets.

	At December 31,
	2018	2017
Pension Plans with PBO and ABO in Excess of Plan Assets:
Projected benefit obligations	$3,162	$3,316
Accumulated benefit obligations	3,069	3,207
Plan assets	2,249	2,409

Pension and OPEB Plans Investment Strategy and Asset Allocations

Our investment objective for the retirement plans is to invest in a suitable mix of assets to meet the future benefit obligations at an acceptable level of risk, while minimizing the volatility of contributions. Equity securities are held to achieve returns in excess of passive indexes by participating in a wide range of investment opportunities. International equity, real estate securities and credit strategies (high yield bonds, emerging market debt and bank loans) are used to further diversify the equity portfolio. International equity securities may include investments in both developed and emerging international markets. Fixed income securities include primarily corporate bonds from a diversified range of companies, U.S. Treasuries and agency securities and money market instruments. Our investment strategy for fixed income investments is to maintain a high grade portfolio of securities, which assists us in managing the volatility and magnitude of plan contributions and expense while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses.

The Oncor Retirement Plan’s investments are managed in two pools: one pool associated with the recoverable service portion of plan obligations related to Oncor’s regulated utility business, and a second pool associated with the non-recoverable service portion of plan obligations not related to Oncor’s regulated utility business. Each pool is invested in a broadly diversified portfolio as shown below. The second pool represents 28% of total investments at December 31, 2018.

The target asset allocation ranges of the pension plan’s investments by asset category are as follows:

Target Allocation Ranges
Asset Category	Recoverable	Non-recoverable
International equities	13% - 21%	6% - 12%
U.S. equities	16% - 24%	8% - 14%
Real estate	3% - 7%	—
Credit strategies	5% - 10%	5% - 9%
Fixed income	45% - 55%	68% - 78%

Our investment objective for the OPEB plans primarily follows the objectives of the pension plans discussed above, while maintaining sufficient cash and short-term investments to pay near-term benefits and expenses. The actual amounts at December 31, 2018 provided below are consistent with the asset allocation targets.

Fair Value Measurement of Pension Plans’ Assets

At December 31, 2018 and 2017, pension plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2018
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$—	$—	$—	$—
Equity securities:
U.S.	170	2	—	172
International	239	—	—	239
Fixed income securities:
Corporate bonds (a)	—	930	—	930
U.S. Treasuries	—	110	—	110
Other (b)	—	69	—	69
Real estate	—	—	3	3

Total assets in the fair value hierarchy	$409	$1,111	$3	1,523

Total assets measured at net asset value (c)				726

Total fair value of plan assets				$2,249

	At December 31, 2017
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$—	$11	$—	$11
Equity securities:
U.S.	235	2	—	237
International	271	—	—	271
Fixed income securities:
Corporate bonds (a)	—	1,081	—	1,081
U.S. Treasuries	—	251	—	251
Other (b)	—	44	—	44
Real estate	—	—	3	3

Total assets in the fair value hierarchy	$506	$1,389	$3	1,898

Total assets measured at net asset value (c)				702

Total fair value of plan assets				$2,600

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of municipal bonds, emerging market debt, bank loans and fixed income derivative instruments.
(c)

Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Fair Value Measurement of OPEB Plans’ Assets

At December 31, 2018 and 2017, OPEB plans’ assets measured at fair value on a recurring basis consisted of the following:

	At December 31, 2018
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$15	$—	$—	$15
Equity securities:
U.S.	21	—	—	21
International	22	—	—	22
Fixed income securities:
Corporate bonds (a)	—	26	—	26
U.S. Treasuries	—	3	—	3
Other (b)	28	1	—	29

Total assets in the fair value hierarchy	$86	$30	$—	116

Total assets measured at net asset value (c)				16

Total fair value of plan assets				$132

	At December 31, 2017
	Level 1	Level 2	Level 3	Total
Asset Category
Interest-bearing cash	$1	$1	$—	$2
Equity securities:
U.S.	35	—	—	35
International	33	—	—	33
Fixed income securities:
Corporate bonds (a)	—	30	—	30
U.S. Treasuries	—	3	—	3
Other (b)	28	1	—	29

Total assets in the fair value hierarchy	$97	$35	$—	132

Total assets measured at net asset value (c)				17

Total fair value of plan assets				$149

(a)	Substantially all corporate bonds are rated investment grade by a major ratings agency such as Moody’s.
(b)	Other consists primarily of diversified bond mutual funds.
(c)

Fair value was measured using the net asset value (NAV) per share as a practical expedient as the investments did not have a readily determinable fair value and are not required to be classified in the fair value hierarchy. The NAV fair value amounts presented here are intended to permit a reconciliation to the total fair value of plan assets.

Expected Long-Term Rate of Return on Assets Assumption

The retirement plans’ strategic asset allocation is determined in conjunction with the plans’ advisors and utilizes a comprehensive Asset-Liability modeling approach to evaluate potential long-term outcomes of various investment strategies. The modeling incorporates long-term rate of return assumptions for each asset class based on historical and future expected asset class returns, current market conditions, rate of inflation, current prospects for economic growth, and taking into account the diversification benefits of investing in multiple asset classes and potential benefits of employing active investment management.

Pension Plans		OPEB Plans
Asset Class	Expected Long-Term Rate of Return	Asset Class	Expected Long-Term Rate of Return
International equity securities	7.70%	401(h) accounts	6.63%
U.S. equity securities	6.60%	Life insurance VEBA	6.08%
Real estate	5.40%	Union VEBA	6.08%
Credit strategies	5.58%	Non-union VEBA	2.90%

Fixed income securities	4.30%	Weighted average	6.19%

Weighted average (a)	5.64%

(a)	The 2019 expected long-term rate of return for the nonregulated portion of the Oncor Retirement Plan is 4.91%, and for Oncor’s portion of the Vistra Retirement Plan is 5.29%.

Significant Concentrations of Risk

The plans’ investments are exposed to risks such as interest rate, capital market and credit risks. We seek to optimize return on investment consistent with levels of liquidity and investment risk which are prudent and reasonable, given prevailing capital market conditions and other factors specific to participating employers. While we recognize the importance of return, investments will be diversified in order to minimize the risk of large losses unless, under the circumstances, it is clearly prudent not to do so. There are also various restrictions and guidelines in place including limitations on types of investments allowed and portfolio weightings for certain investment securities to assist in the mitigation of the risk of large losses.

Assumed Discount Rate

For the Oncor retirement plans at December 31, 2018, we selected the assumed discount rate using the Aon AA-AAA Bond Universe yield curve, which is based on corporate bond yields and at December 31, 2018 consisted of 1,044 corporate bonds with an average rating of AA and AAA using Moody’s, S&P and Fitch ratings. For the Oncor OPEB Plans at December 31, 2018, we selected the assumed discount rate using the Aon AA Above Median yield curve, which is based on corporate bond yields and at December 31, 2018 consisted of 377 corporate bonds with an average rating of AA using Moody’s, S&P and Fitch ratings.

Amortization in 2019

In 2019, amortization of the net actuarial loss for the defined benefit pension plans from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $26 million and $3 million, respectively. No amortization of prior service credit is expected in 2019 for the defined benefit pension plans. Amortization of the net actuarial loss for the OPEB plans from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $19 million and zero, respectively. Amortization of prior service credit for the OPEB plans from regulatory assets and other comprehensive income into net periodic benefit cost is expected to be $19 million and zero, respectively.

Pension and OPEB Plans Cash Contributions

Our contributions to the benefit plans were as follows:

	Year Ended December 31,
	2018	2017	2016
Pension plans contributions	$82	$149	$4
OPEB plans contributions	41	31	31

Total contributions	$123	$180	$35

Our funding for the pension plans and the Oncor OPEB Plans is expected to total $41 million and $35 million, respectively in 2019 and approximately $538 million and $179 million, respectively, in the 2019 to 2023 period.

Future Benefit Payments

Estimated future benefit payments to participants are as follows:

	2019	2020	2021	2022	2023	2024-28
Pension plans	$183	$187	$192	$196	$200	$1,031
OPEB plans	$53	$56	$58	$61	$63	$320

Thrift Plan

Our employees are eligible to participate in a qualified savings plan, a participant-directed defined contribution plan intended to qualify under Section 401(a) of the Code, and is subject to the provisions of ERISA. Under the plan, employees may contribute, through pre-tax salary deferrals and/or after-tax applicable payroll deductions, a portion of their regular salary or wages as permitted under law. Employer matching contributions are made in an amount equal to 100% of the first 6% of employee contributions for employees who are covered under the Cash Balance Formula of the Oncor Retirement Plan, and 75% of the first 6% of employee contributions for employees who are covered under the Traditional Retirement Plan Formula of the Oncor Retirement Plan. Employer matching contributions are made in cash and may be allocated by participants to any of the plan’s investment options. Our contributions to the Oncor Thrift Plan totaled $19 million, $17 million and $15 million for the years ended December 31, 2018, 2017 and 2016, respectively.

11.    STOCK-BASED COMPENSATION

We currently do not offer stock-based compensation to our employees or directors. In 2008, we established the SARs Plan under which certain of our executive officers and key employees were granted stock appreciation rights payable in cash, or in some circumstances, Oncor membership interests. In February 2009, we established the Oncor Electric Delivery Company LLC Director Stock Appreciation Rights Plan (the Director SARs Plan) under which certain non-employee members of our board of directors and other persons having a relationship with us were granted SARs payable in cash, or in some circumstances, Oncor membership interests.

In November 2012, we accepted the early exercise of all outstanding SARs (both vested and unvested) issued to date pursuant to both SARs Plans. As part of the 2012 early exercise of SARs we began accruing interest on dividends declared with respect to the SARs. Under both SARs plans, dividends that were paid in respect of Oncor membership interests while the SARs were outstanding were credited to the SARs holder’s account as if the SARs were units, payable upon the earliest to occur of death, disability, separation from service, unforeseeable emergency, a change in control, or the occurrence of an event triggering SAR exercisability pursuant to Section 5(c)(ii) of the SARs Plan. As a result of the Sempra Acquisition, the dividend and interest accounts were distributed in 2018, totaling $15 million. For accounting purposes, the liability was discounted based on an employee’s or director’s expected retirement date. We recognized $4 million, $1 million and $1 million in accretion and interest with respect to such dividend and interest accounts in the years 2018, 2017 and 2016, respectively.

12.    RELATED-PARTY TRANSACTIONS

The following represent our significant related-party transactions and related matters. As a result of the EFH Bankruptcy Proceedings, EFH Corp. subsidiaries discontinued providing us administrative services after 2016. As a result of the Vistra Spin-Off, Vistra and its subsidiaries, including Luminant and TXU Energy, ceased to be related parties as of October 3, 2016.

•

We recorded revenue from TCEH, principally for electricity delivery fees, which totaled $715 million for the period January 1, 2016 through October 2, 2016. The fees are based on rates regulated by the PUCT that apply to all REPs.

•

EFH Corp. subsidiaries charged us for certain administrative services at cost in 2016. Our payments to EFH Corp. subsidiaries for administrative services, which are primarily reported in operation and maintenance expenses, totaled $1 million for 2016. We also charged each other for shared facilities at cost. Our payments to EFH Corp. subsidiaries for shared facilities totaled $3 million for 2016. Payments we received from EFH Corp. subsidiaries related to shared facilities totaled $1 million for 2016.

•

We are not a member of another entity’s consolidated tax group, but our owners’ federal income tax returns include their portion of our results. Under the terms of a tax sharing agreement among us, Oncor Holdings, Texas Transmission and STH (as successor to EFH Corp.), we are generally obligated to make payments to our owners, pro rata in accordance with their respective membership interests, in an aggregate amount that is substantially equal to the amount of federal income taxes that we would have been required to pay if we were filing our own corporate income tax return. STH will file a combined Texas Margin tax return which includes our results and our share of Texas margin tax payments, which are accounted for as income taxes and calculated as if we were filing our own return. See discussion in Note 1 under “Provision in Lieu of Income Taxes.” Under the “in lieu of” tax concept, all in lieu of tax assets and tax liabilities represent amounts that will eventually be settled with our members. In the event such amounts are not paid under the tax sharing agreement, it is probable that this regulatory liability will continue to be included in Oncor’s rate setting processes.

Amounts payable to (receivable from) members related to income taxes under the agreement and reported on our balance sheet consisted of the following:

	At December 31, 2018			At December 31, 2017
	STH	Texas Transmission	Total	EFH Corp.	Texas Transmission	Total
Federal income taxes payable (receivable)	$4	$1	$5	$(21)	$(5)	$(26)
Texas margin taxes payable	21	—	21	21	—	21

Net payable (receivable)	$25	$1	$26	$—	$(5)	$(5)

Cash payments made to (received from) members related to income taxes consisted of the following:

	Year Ended December 31, 2018				Year Ended December 31, 2017			Year Ended December 31, 2016
	STH	EFH Corp.	Texas Transm.	Total	EFH Corp.	Texas Transm.	Total	EFH Corp.
Federal income taxes	$59	$(19)	$10	$50	$(102)	$(12)	$(114)	$—
Texas margin taxes	21	—	—	21	20	—	20	20

Total payments (receipts)	$80	$(19)	$10	$71	$(82)	$(12)	$(94)	$20

•

As of March 8, 2018, approximately 16% of the equity in an existing vendor of the company was owned by a member of the Sponsor Group. As a result of the Sempra Acquisition, the Sponsor Group ceased to be a related party as of March 9, 2018. During 2018, 2017 and 2016, this vendor performed transmission and distribution system construction and maintenance services for us. Cash payments were made for such services to this vendor and/or its subsidiaries totaling $35 million dollars for the year-to-date period ended March 8, 2018, of which approximately $33 million was capitalized and $2 million was recorded as an operation and maintenance expense. Cash payments were made for such services to this vendor and/or its subsidiaries totaling $219 million for 2017, of which approximately $210 million was capitalized and $9 million recorded as an operation and maintenance expense, and $188 million for 2016, of which approximately $180 million was capitalized and $8 million recorded as an operation and maintenance expense. At December 31, 2017, we had outstanding trade payables to this vendor of $7 million.

See Notes 1, 5, 9 and 10 for information regarding the tax sharing agreement, distributions to members and our participation in the Vistra Retirement Plan.

13.    SUPPLEMENTARY FINANCIAL INFORMATION

Variable Interest Entities

Through December 29, 2016, we were the primary beneficiary of and consolidated a former wholly-owned VIE, Bondco, which was organized for the limited purpose of issuing specific transition bonds and purchasing and owning transition property acquired from us that was pledged as collateral to secure the bonds. We acted as the servicer for this entity to collect transition charges authorized by the PUCT. These funds were remitted to the trustee and used for interest and principal payments on the transition bonds and related costs. Bondco was dissolved effective December 29, 2016.

Bondco had issued an aggregate $1.3 billion principal amount of transition bonds during 2003 and 2004. The 2003 Series transition bonds matured and were paid in full in 2015 and the 2004 Series transition bonds matured and were paid in full in May 2016. We did not provide any financial support to Bondco during the year ended December 31, 2016.

Other Income and (Deductions)

	Year Ended December 31,
	2018	2017	2016
Professional fees	$(12)	$(15)	$(15)
Sempra Acquisition related costs	(12)	—	—
Recoverable Pension and OPEB - non-service costs (a)	(53)	(31)	(28)
Non-recoverable pension and OPEB (Note 10)	(6)	(5)	(2)
Interest income	1	6	2
Other	(2)	(1)	—

Total other income and (deductions) - net	$(84)	$(46)	$(43)

(a)	Years 2017 and 2016 are adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1.

Interest Expense and Related Charges

	Year Ended December 31,
	2018	2017	2016
Interest	$358	$351	$341
Amortization of debt issuance costs and discounts	6	3	3
Less allowance for funds used during construction – capitalized interest portion	(13)	(12)	(8)

Total interest expense and related charges	$351	$342	$336

Trade Accounts and Other Receivables

Trade accounts and other receivables reported on our balance sheet consisted of the following:

	At December 31,
	2018	2017
Gross trade accounts and other receivables	$562	$638
Allowance for uncollectible accounts	(3)	(3)

Trade accounts receivable – net	$559	$635

At December 31, 2018, REP subsidiaries of two of our largest counterparties represented approximately 13% and 10% of the trade accounts receivable balance and at December 31, 2017, represented approximately 12% and 10% of the trade accounts receivable balance.

Under a PUCT rule relating to the Certification of Retail Electric Providers, write-offs of uncollectible amounts owed by nonaffiliated REPs are deferred as a regulatory asset.

Investments and Other Property

Investments and other property reported on our balance sheet consist of the following:

	At December 31,
	2018	2017
Assets related to employee benefit plans, including employee savings programs	$108	$111
Land	12	2

Total investments and other property	$120	$113

The majority of these assets represent cash surrender values of life insurance policies that are purchased to fund liabilities under deferred compensation plans. At December 31, 2018 and 2017, the face amount of these policies totaled $157 million and $162 million, respectively, and the net cash surrender values (determined using a Level 2 valuation technique) totaled $87 million and $84 million at December 31, 2018 and 2017, respectively. Changes in cash surrender value are netted against premiums paid. Other investment assets held to satisfy deferred compensation liabilities are recorded at market value.

Property, Plant and Equipment

Property, plant and equipment reported on our balance sheet consisted of the following:

	Composite Depreciation Rate/	At December 31,
	Avg. Life at December 31, 2018	2018	2017
Assets in service:
Distribution	2.8% / 35.1 years	$13,105	$12,467
Transmission	2.9% / 34.4 years	8,568	7,870
Other assets	6.9% / 14.6 years	1,497	1,380

Total		23,170	21,717
Less accumulated depreciation		7,513	7,255

Net of accumulated depreciation		15,657	14,462
Construction work in progress		417	402
Held for future use		16	15

Property, plant and equipment – net		$16,090	$14,879

Depreciation expense as a percent of average depreciable property approximated 2.8%, 3.4% and 3.5% for the years ended December 31, 2018, 2017 and 2016, respectively.

Intangible Assets

Intangible assets (other than goodwill) reported on our balance sheet as part of property, plant and equipment consisted of the following:

	At December 31, 2018			At December 31, 2017
	Gross			Gross
	Carrying	Accumulated		Carrying	Accumulated
	Amount	Amortization	Net	Amount	Amortization	Net
Identifiable intangible assets subject to amortization:
Land easements	$464	$101	$363	$453	$96	$357
Capitalized software	787	385	402	679	339	340

Total	$1,251	$486	$765	$1,132	$435	$697

Aggregate amortization expense for intangible assets totaled $50 million, $57 million and $61 million for the years ended December 31, 2018, 2017 and 2016, respectively. At December 31, 2018, the weighted average remaining useful lives of capitalized land easements and software were 82 years and 9 years, respectively. The estimated aggregate amortization expense for each of the next five fiscal years is as follows:

Year	Amortization Expense
2019	$50
2020	49
2021	49
2022	49
2023	49

At both December 31, 2018 and 2017, goodwill totaling $4.1 billion was reported on our balance sheet. None of this goodwill is being deducted for tax purposes. See Note 1 regarding goodwill impairment assessment and testing.

Employee Benefit Obligations and Other

Employee benefit obligations and other reported on our balance sheet consisted of the following:

	At December 31,
	2018	2017
Retirement plans and other employee benefits	$1,858	$2,035
Investment tax credits	8	10
Other	77	57

Total employee benefit obligations and other	$1,943	$2,102

Supplemental Cash Flow Information

	Year Ended December 31,
	2018	2017	2016
Cash payments related to:

Interest	$368	$345	$336
Less capitalized interest	(13)	(12)	(8)

Interest payments (net of amounts capitalized)	$355	$333	$328

Amount in lieu of income taxes:
Federal	$50	$(114)	$—
State	21	20	20

Total payments (refunds) in lieu of income taxes	$71	$(94)	$20

Noncash Sharyland Asset Exchange costs	$—	$383	$—
Noncash construction expenditures (a)	$174	$129	$122

(a)	Represents end-of-period accruals.

Quarterly Information (unaudited)

Results of operations by quarter for the years ended December 31, 2018 and 2017 are summarized below. In our opinion, all adjustments (consisting of normal recurring accruals) necessary for a fair statement of such amounts have been made. Quarterly results are not necessarily indicative of a full year’s operations because of seasonal and other factors.

2018	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$990	$1,021	$1,095	$995
Operating income	202	244	293	206
Net income	89	143	194	119

2017	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Operating revenues	$935	$964	$1,068	$991
Operating income(1)	164	202	252	190
Net income	73	112	157	77

(1)	As adjusted for the retrospective adoption of ASU 2017-07, as discussed in Note 1.

14.    ACQUISITION ACTIVITY

Pending InfraREIT Acquisition

On October 18, 2018, we entered into the InfraREIT Merger Agreement, pursuant to which we plan to acquire all of the equity interests of InfraREIT and its subsidiary, InfraREIT Partners, subject to the conditions discussed below. The InfraREIT Acquisition will occur through the merger of InfraREIT with and into a newly formed wholly-owned subsidiary of Oncor, followed by the merger of another newly formed wholly-owned subsidiary of Oncor with and into InfraREIT Partners. InfraREIT’s stockholders and the limited partners of InfraREIT Partners will receive $21.00 in cash per share of common stock or limited partnership unit, as applicable. Total purchase price based on the number of shares and partnership units of InfraREIT and InfraREIT Partners currently outstanding is approximately $1.275 billion, plus we will bear certain transaction costs incurred by InfraREIT (including a management agreement termination fee of approximately $40.5 million that InfraREIT has agreed to pay Hunt Consolidated, Inc. at closing). The acquisition also includes InfraREIT’s outstanding debt, which totaled approximately $945 million at September 30, 2018.

In connection with entering into the InfraREIT Merger Agreement, we have received a commitment letter from Sempra and certain indirect equity holders of Texas Transmission (collectively, Equity Commitment Parties), pursuant to which, subject to the terms and conditions set forth therein, the Equity Commitment Parties have committed to provide their pro rata share of capital contributions to us in an aggregate principal amount of up to $1.330 billion, to fund the cash consideration payable by us in the InfraREIT Acquisition and the payment of related fees and expenses. The funding provided for in the commitment letter is contingent on the satisfaction of customary conditions, including the substantially simultaneous closing of the transactions contemplated by the InfraREIT Merger Agreement, but is not a condition to the closing of the InfraREIT Acquisition.

As a condition to the InfraREIT Acquisition, InfraREIT’s subsidiary, SDTS, and SDTS’s tenant, SU, will complete an asset exchange (SDTS-SU Asset Exchange) immediately prior to the closing of the InfraREIT Acquisition, pursuant to which SDTS will exchange certain of its south Texas assets for certain north Texas assets owned by SU. As a result, upon closing of the InfraREIT Acquisition, we will own all of SDTS’s and SU’s assets and projects in north, central and west Texas and SU will own its and SDTS’s assets in south Texas.

In addition, as a condition to the closing of the SDTS-SU Asset Exchange, Sempra will acquire an indirect 50 percent limited partnership interest in SU (Sempra-SU Transaction). As a result of the Sempra-SU Transaction, SU will be our affiliate for purposes of PUCT rules. The SDTS-SU Asset Exchange also contemplates that at closing we and SU will enter into a future development agreement and, subject to receipt of certain PUCT approvals, an operation and maintenance agreement. The future development agreement addresses ownership and funding of potential future SU transmission projects, under certain circumstances, where at least one endpoint of the project is a legacy SDTS asset. Oncor and SU will each own and fund certain percentages of the project depending on the project type and location of the transmission project’s endpoints. The operation and maintenance agreement provides that we will provide to SU certain operations and maintenance services with respect to the SU assets in south Texas. Such services will be provided by us to SU at cost without a markup or profit.

Oncor, InfraREIT and InfraREIT Partners have agreed to use their respective reasonable best efforts, subject to certain exceptions, to consummate the InfraREIT Acquisition as promptly as practicable. Closing of the InfraREIT Acquisition is subject to the satisfaction of customary closing conditions, including the satisfaction of certain regulatory conditions, including the receipt of the approval of the PUCT and the FERC, and clearance by the Committee on Foreign Investment in the United States. The parties filed a single, integrated Joint Application for Sale, Transfer or Merger with the PUCT on November 30, 2018 in PUCT Docket No. 48929. The parties also filed a single, integrated Joint Application under Section 203 of the Federal Power Act on November 30, 2018, in Docket No. EC19-31. On February 7, 2019, InfraREIT announced that its stockholders voted to adopt the InfraREIT Merger Agreement at a special meeting of its stockholders.

Sharyland Asset Exchange

On July 21, 2017, we entered into an Agreement and Plan of Merger by and among the Sharyland Entities, Oncor, and Oncor AssetCo LLC, a Texas limited liability company and wholly-owned subsidiary of Oncor. Pursuant to that agreement, on November 9, 2017, we exchanged approximately $383 million of our transmission assets, consisting of 517 circuit miles of 345 kV transmission lines, and approximately $25 million in cash for approximately $408 million of the

Sharyland Entities’ distribution assets (constituting substantially all of their electricity distribution business) and certain of their transmission assets. The Sharyland Asset Exchange expanded our customer base in west Texas and provides some potential growth opportunities of the distribution network. The transaction for assets between Oncor and the Sharyland Entities was structured to qualify, in part, as a simultaneous tax deferred like kind exchange of assets to the extent that the assets exchanged are of “like kind” (within the meaning of section 1031 of the Code). The Sharyland Asset Exchange did not have a material effect on our results of operations, financial position or cash flows.

ONCOR ELECTRIC DELIVERY COMPANY LLC

Offers to Exchange

$500,000,000 aggregate principal amount of its 2.75% Senior Secured Notes due 2024, $300,000,000 aggregate principal amount of its 3.70% Senior Secured Notes due 2028, $500,000,000 aggregate principal amount of its 3.80% Senior Secured Notes due 2049 and $700,000,000 aggregate principal amount of its 3.10% Senior Secured Notes due 2049, each of which have been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 2.75% Senior Secured Notes due 2024, 3.70% Senior Secured Notes due 2028, 3.80% Senior Secured Notes due 2049 and 3.10% Senior Secured Notes due 2049.

Until January 15, 2020, the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in the exchange offers, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.